Exhibit 99.1

TECHNICAL REPORT ON THE MOUNT MILLIGAN MINE NORTH-CENTRAL BRITISH COLUMBIA CENTERRA GOLD INC. Technical Report pursuant to NI 43-101 Qualified Persons: Christopher Richings, P.Eng. Cheyenne Sica, P.Geo., EGBC Lars Weiershäuser, P.Geo. James Davidson, P.Eng. Dominic Yeo, P.Eng. Bradley Hamilton, P.Eng. Date: October 17, 2025 Effective Date: June 30, 2025

TECHNICAL REPORT ON THE MOUNT MILLIGAN MINE Effective Date: June 30, 2025 i Cautionary Note Regarding Forward-Looking Information Information contained in this Technical Report and the documents referred to herein which are not statements of historical facts, may be “forward-looking information” for the purposes of Canadian securities laws. Such forward looking information involves risks, uncertainties and other factors that could cause actual results, performance, prospects, and opportunities to differ materially from those expressed or implied by such forward looking information. The words “expect”, “target”, “estimate”, “may”, “will”, and similar expressions identify forward-looking information. These forward-looking statements relate to, among other things, mineral reserve and mineral resource estimates; grades and recoveries; development plans; mining methods and metrics including strip ratio; recovery process; production expectations including expected cash flows, capital cost estimates and expected life of mine operating costs; and expected outcomes of continuous improvement projects and opportunities. Forward-looking information is necessarily based upon a number of estimates and assumptions that, while considered reasonable by Centerra Gold Inc. (“Centerra”) are inherently subject to significant political, business, economic and competitive uncertainties and contingencies. There may be factors that cause results, assumptions, performance, achievements, prospects or opportunities in future periods not to be as anticipated, estimated or intended. These factors include the following risks relating to the Mount Milligan project, Centerra and/or TCM: (A) strategic, legal, political and regulatory risks, including delays or refusals to grant required permits and licences; the status of relationships with local communities; Indigenous claims and consultative issues, increases in contributory demands; management of external stakeholder expectations; litigation; potential defects of title not known as of the date hereof; the impact of changes in, or to the more aggressive enforcement of laws, regulations and government practices; the inability of Centerra or TCM to enforce its respective legal rights in certain circumstances; risks related to anti-corruption legislation; and potential risks related to kidnapping or acts of terrorism; (B) financial risks, including sensitivity of the business to the volatility of metal prices; the imprecision of mineral reserves and mineral resources estimates, and the assumptions they rely on; the accuracy of the production and cost estimates; reliance on a few key customers for the gold-copper concentrate at Mount Milligan; the impact of currency fluctuations; continued compliance with financial covenants in Centerra’s credit agreement that is secured by certain assets used at the Mount Milligan Mine, Centerra’s access to cash flow from its subsidiaries; and changes to taxation laws; risks arising from the large streaming and other arrangements with RGLD GOLD AG and Royal Gold Inc.; and (C) operational and geotechnical risks, including the adequacy of insurance to mitigate operational risks; unanticipated ground and water conditions; shortages of water for processing activities; mechanical breakdowns; the occurrence of any labour unrest or disturbance; the ability to accurately predict decommissioning and reclamation costs; the ability to attract and retain qualified personnel; geological problems, including earthquakes and other natural disasters; metallurgical and other processing problems; unusual or unexpected mineralogy or rock formations; tailings design or operational issues, including dam breaches or failures; delays in the Company’s supply chain and transportation routes, including cessation or disruption in rail and shipping networks, whether caused by decisions of third-party providers, or force majeure events (including, but not limited to, flooding, wildfires, COVID-19, or other global events such as wars). There can be no assurances that forward-looking information and statements will prove to be accurate, as many factors and future events, both known and unknown could cause actual results, performance, or achievements to vary or differ materially from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements contained herein or incorporated by reference. Accordingly, all such factors should be considered carefully when making decisions with respect to Centerra and prospective investors should not place undue reliance on forward-looking information. Forward-looking information in this technical report is as of the issue date, October 17, 2025. Centerra and the Qualified Persons who authored this Technical Report assume no obligation to update or revise forward-looking information to reflect changes in assumptions, changes in circumstances or any other events affecting such forward-looking information, except as required by applicable law. Cautionary Note to U.S. Investors Disclosure regarding the issuer’s mineral properties, including with respect to Mineral Reserve and Mineral Resource estimates included in this Technical Report, was prepared in accordance with National Instrument 43- 101-Standards of Disclosure for Mineral Projects (NI 43-101). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. NI 43-101 differs significantly from the disclosure requirements of the U.S. Securities and Exchange Commission (SEC) generally applicable to U.S. companies. Accordingly,

TECHNICAL REPORT ON THE MOUNT MILLIGAN MINE Effective Date: June 30, 2025 ii information contained in this Technical Report is not comparable to similar information made public by U.S. companies reporting pursuant to SEC disclosure requirements. Non-GAAP Measures This document contains the following non-GAAP financial measures: all-in sustaining costs per ounce sold on a by-product basis, sustaining capital expenditures, non-sustaining capital expenditures and free cash flow (deficit). These financial measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers, even as compared to other issuers who may be applying the World Gold Council (“WGC”) guidelines, which can be found at http://www.gold.org. All-in sustaining costs on a by-product basis per ounce sold include adjusted operating costs, the cash component of capitalized stripping costs, corporate general and administrative expenses, accretion expenses, and sustaining capital, net of copper and silver credits. The measure incorporates costs related to sustaining production. Copper and silver credits represent the expected revenue from the sale of these metals. Free cash flow is calculated as cash provided by operations less additions to property, plant, and equipment. Sustaining capital expenditures and Non-sustaining capital expenditures are non-GAAP financial measures. Sustaining capital expenditures are defined as those expenditures required to sustain current operations and exclude all expenditures incurred at new operations or major projects at existing operations where these projects will materially benefit the operation. Non-sustaining capital expenditures are primarily costs incurred at ‘new operations’ and costs related to ‘major projects at existing operations’ where these projects will materially benefit the operation. A material benefit to an existing operation is considered to be at least a 10% increase in annual or life of mine production, net present value, or reserves compared to the remaining life of mine of the operation. A reconciliation of sustaining capital expenditures and non-sustaining capital expenditures to the nearest IFRS measures is set out below. Management uses the distinction of the sustaining and non-sustaining capital expenditures as an input into the calculation of all-in sustaining costs per ounce and all-in costs per ounce. Management believes that the use of these non-GAAP measures will assist analysts, investors, and other stakeholders of the Company in understanding the costs associated with producing gold, understanding the economics of gold mining, assessing our operating performance, our ability to generate free cash flow from current operations and to generate free cash flow on an overall Company basis, and for planning and forecasting of future periods. However, the measures do have limitations as analytical tools as they may be influenced by the point in the lifecycle of a specific mine and the level of additional exploration or expenditures a company has to make to fully develop its properties. Accordingly, these non-GAAP measures should not be considered in isolation, or as a substitute for, analysis of our results as reported under GAAP. See “Non-GAAP and Other Financial Measures” on pages 41 to 42 in the Centerra Gold Management Discussion & Analysis, filed on SEDAR+, for the three and nine months ended June 30, 2025 for a discussion of non-GAAP measures used in this document.

TECHNICAL REPORT ON THE MOUNT MILLIGAN MINE Effective Date: June 30, 2025 iii CERTIFICATE OF QUALIFIED PERSON – Christopher Richings I, Christopher Richings, P.Eng., as an author of this report entitled “Technical Report on the Mount Milligan Mine North-Central British Columbia” prepared for Centerra Gold Inc. (“Centerra”) and with an effective date of June 30, 2025, do hereby certify that: 1. I am employed as Vice President, Technical Services for Centerra, located at 1 University Ave., Suite 1800, Toronto, Ontario, M5J 2P1; 2. I received a Bachelor of Science in Mining Engineering from the Colorado School of Mines (Golden, CO, USA) in 2002; 3. I am a registered Professional Engineer (P.Eng.) in British Columbia, Canada, (Registration No. 58816). I have worked for mine operating companies for more than 23 years since my graduation. I have experience in mine design, mine scheduling, mineral reserve estimation, mine operations, cost estimation and mine valuation for precious and base metal projects. 4. I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101; 5. I have been an employee of Centerra Gold Inc. since November 2024; 6. I conducted a personal inspection of the Mount Milligan Mine on December 9-13, 2024; 7. I am the author of Sections 2, 15, 16, 20, 22 and 25 and co-author of Sections 1, 21, and 26 of the NI 43-101 report entitled “Technical Report on the Mount Milligan Mine North-Central British Columbia " with an effective date of June 30, 2025; 8. I have no personal knowledge, as of the date of this certificate, of any material fact or change, which is not reflected in this report; 9. I am not independent of the issuer, as described in Section 1.5 of NI 43-101; 10. I have prepared this technical report in compliance with NI 43-101 and in conformity with generally accepted Canadian mining industry practices. As of the date of this certificate, to the best of my knowledge, information and belief, the technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading; and 11. I consent to the filing of the technical report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public. Dated this 17th day of October, 2025 (Original signed and sealed) Christopher Richings Christopher Richings, P.Eng. Registration No. 58816

TECHNICAL REPORT ON THE MOUNT MILLIGAN MINE Effective Date: June 30, 2025 iv CERTIFICATE OF QUALIFIED PERSON – Lars Weiershäuser I, Lars Weiershäuser, PhD, PGeo, as an author of this report entitled “Technical Report on the Mount Milligan Mine North-Central British Columbia” prepared for Centerra Gold Inc. (“Centerra”) and with an effective date of June 30, 2025, do hereby certify that: 1. I am employed as Director, Geology for Centerra Gold Inc., located at 1 University Ave., Suite 1800, Toronto, Ontario, M5J 2P1; 2. I received a Doctor of Philosophy in Geology from the University of Toronto (Toronto, Ontario, Canada) in 2005 and a Master of Science in Geology from the South Dakota School of Mines and Technology (Rapid City, South Dakota, USA) in 2000; 3. I am a member in good standing of the Professional Geoscientists of Ontario (#1504). My relevant experience after graduation includes working for over twenty years in geological consulting, mine geology and mineral resource evaluation of mineral projects nationally and internationally in a variety of commodities; 4. I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43- 101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101; 5. I have been an employee of Centerra Gold Inc. since October 2022; 6. I last visited the Mount Milligan Mine on June 25 to June 27, 2025; 7. I am the author of Sections 4, 5, 14, and 23 and co-author of Sections 1, and 12 of the NI 43-101 report entitled “Technical Report on the Mount Milligan Mine North-Central British Columbia " with an effective date of June 30, 2025; 8. I have no personal knowledge, as of the date of this certificate, of any material fact or change, which is not reflected in this report; 9. I am not independent of the issuer, as described in Section 1.5 of NI 43-101; 10. I have prepared this technical report in compliance with NI 43-101 and in conformity with generally accepted Canadian mining industry practices. As of the date of this certificate, to the best of my knowledge, information and belief, the technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading; and 11. I consent to the filing of the technical report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public. Dated this 17th day of October, 2025 (Original signed and sealed) Lars Weiershäuser Lars Weiershäuser, PhD, PGeo

TECHNICAL REPORT ON THE MOUNT MILLIGAN MINE Effective Date: June 30, 2025 v CERTIFICATE OF QUALIFIED PERSON – Cheyenne Sica I, Cheyenne Sica, PGeo, as an author of this report entitled “Technical Report on the Mount Milligan Mine North-Central British Columbia” prepared for Centerra Gold Inc. (“Centerra”) and with an effective date of June 30, 2025, do hereby certify that: 1. I am employed as Director, Exploration Canada for Thompson Creek Metals Inc. located at 299 Victoria Street, Suite 200, Prince George, BC, V2L 5B8, a subsidiary of Centerra; 2. I graduated from the University of Toronto with a M.Sc. of Earth Sciences in 2016; and graduated from Queen’s University with a Bachelor of Science Honours, Geological Sciences in 2010; 3. I am a member in good standing of the Professional Geoscientists of Ontario (#3005). My relevant experience after graduation includes working for over fifteen years in exploration and geology for exploration and mine operating companies; 4. I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43- 101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101; 5. I have been an employee of Thompson Creek Metals Inc. since January 2018; 6. I last visited the Mount Milligan Mine on May 14 to May 16, 2025; 7. I am the author of Sections 6 - 11 and co-author of Sections 12 and 26 of the NI 43-101 report entitled “Technical Report on the Mount Milligan Mine North-Central British Columbia " with an effective date of June 30, 2025; 8. I have no personal knowledge, as of the date of this certificate, of any material fact or change, which is not reflected in this report; 9. I am not independent of the issuer, as described in Section 1.5 of NI 43-101; 10. I have prepared this technical report in compliance with NI 43-101 and in conformity with generally accepted Canadian mining industry practices. As of the date of this certificate, to the best of my knowledge, information and belief, the technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading; and 11. I consent to the filing of the technical report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public. Dated this 17th day of October, 2025 (Original signed and sealed) Cheyenne Sica Cheyenne Sica, PGeo

TECHNICAL REPORT ON THE MOUNT MILLIGAN MINE Effective Date: June 30, 2025 vi CERTIFICATE OF QUALIFIED PERSON – Dominic Yeo I, Dominic Yeo, P.Eng., as an author of this report entitled “Technical Report on the Mount Milligan Mine North-Central British Columbia” prepared for Centerra Gold Inc. (“Centerra”) and with an effective date of June 30, 2025, do hereby certify that: 1. I am employed as Engineering Manager for Hatch Ltd., located at 1066 W Hastings St., Suite 400, Vancouver, British Columbia, V6E 3X2; 2. I received a bachelor’s degree in Applied Science, Mechanical Engineering from the University of British Columbia (British Columbia, Canada) in 2010 and; 3. I am a registered Professional Engineer in British Columbia, Canada, (P. Eng. #44437). I have practiced my profession for more than 15 years since my graduation. I have worked mainly in Study Management, Engineering Management, and Mechanical Engineering, for Fluor Canada Ltd., Vale Limited, Wood plc, Lundin Mining, Ausenco and Hatch Ltd.; 4. I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43- 101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101; 5. I have been an employee of Hatch Ltd. since April 18, 2023; 6. I last visited the Mount Milligan Mine on July 29, 2025; 7. I am the author of Items 18.0, 18.5, 18.6, 18.7, and 18.8 of the NI 43-101 report entitled “Technical Report on the Mount Milligan Mine North-Central British Columbia" with an effective date of June 30, 2025; 8. I have no personal knowledge, as of the date of this certificate, of any material fact or change, which is not reflected in this report; 9. I am independent of the issuer, as described in Section 1.5 of NI 43-101; 10. I have prepared this technical report in compliance with NI 43-101 and in conformity with generally accepted Canadian mining industry practices. As of the date of this certificate, to the best of my knowledge, information and belief, the technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading; and 11. I consent to the filing of the technical report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public. Dated this 17th day of October, 2025 (Original signed and sealed) Dominic Yeo Dominic Yeo, P.Eng. (P.Eng. #44437)

TECHNICAL REPORT ON THE MOUNT MILLIGAN MINE Effective Date: June 30, 2025 vii CERTIFICATE OF QUALIFIED PERSON – James Davidson I, James Davidson, P.Eng., as an author of this report entitled “Technical Report on the Mount Milligan Mine North-Central British Columbia” prepared for Centerra Gold Inc. (“Centerra”) and with an effective date of June 30, 2025, do hereby certify that: 1. I am employed as Senior Process Consultant for Hatch Ltd. located at 1066 West Hastings Street, Suite 400, Vancouver, British Columbia, V6E 3X2; 2. I received a Bachelors degree in Mining and Mineral Processing from University of British Columbia (British Columbia, Canada) in 1992 and; 3. I am a registered Professional Engineer in British Columbia, Canada, (P. Eng. 40374). I have worked for mine operating companies for more than 33 years since my graduation. I have worked mainly in Mineral Processing, Operations, and Technical Leadership roles, for Cominco Polaris Mine, Cominco Snip Mine, Cominco Sullivan Mine, Cominco Americas Red Dog Mine, Teck-Cominco Polaris Mine, Agrium Kapuskasing Mine, Agrium Vanscoy Mine, Hatch Ltd Saskatoon and Hatch Ltd Vancouver; 4. I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43- 101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101; 5. I have been an employee of Hatch Ltd. since March 2013; 6. I last visited the Mount Milligan Mine on the 29th day of July 2025; 7. I am the author of Items 13, and 17 and co-author of Items 1, 12, 25, 26, and 27 of the NI 43-101 report entitled “Technical Report on the Mount Milligan Mine North-Central British Columbia " with an effective date of June 30, 2025; 8. I have no personal knowledge, as of the date of this certificate, of any material fact or change, which is not reflected in this report; 9. I am independent of the issuer, as described in Section 1.5 of NI 43-101; 10. I have prepared this technical report in compliance with NI 43-101 and in conformity with generally accepted Canadian mining industry practices. As of the date of this certificate, to the best of my knowledge, information and belief, the technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading; and 11. I consent to the filing of the technical report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public. Dated this 17th day of October, 2025 (Original signed and sealed) James Davidson James Davidson, P.Eng.

TECHNICAL REPORT ON THE MOUNT MILLIGAN MINE Effective Date: June 30, 2025 viii CERTIFICATE OF QUALIFIED PERSON – Brad Hamilton I, Brad Hamilton, P.Eng., as an author of this report entitled “Technical Report on the Mount Milligan Mine North-Central British Columbia” prepared for Centerra Gold Inc. (“Centerra”) and with an effective date of June 30, 2025, do hereby certify that: 1. I am employed as Specialist Engineer/Associate for Knight Piésold Ltd., located at 750 West Pender St. Suite 1400, Vancouver, British Columbia V6C 2T8; 2. I received a Bachelor of Science in Engineering from the University of New Brunswick, (New Brunswick, Canada) in 2005; 3. I am a registered Professional Engineer in British Columbia (P. Eng. 35156) and Yukon (P. Eng. 3009). I have worked as a civil engineering consultant on mining projects since my graduation 20 years ago; 4. I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43- 101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101; 5. I have been an employee of Knight Piésold Ltd. since April 2005; 6. I last visited the Mount Milligan Mine on September 10, 2025; 7. I am the author of Items 18.1, and co-author of Items 1.14, 1.18, 16.8, 18.3, 18.4, 21.2, 21.3, 21.4, 25.4, 25.6, 26.3, and 26.6 of the NI 43-101 report entitled “Technical Report on the Mount Milligan Mine North-Central British Columbia " with an effective date of June 30, 2025; 8. I have no personal knowledge, as of the date of this certificate, of any material fact or change, which is not reflected in this report; 9. I am independent of the issuer, as described in Section 1.5 of NI 43-101; 10. I have prepared this technical report in compliance with NI 43-101 and in conformity with generally accepted Canadian mining industry practices. As of the date of this certificate, to the best of my knowledge, information and belief, the technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading; and 11. I consent to the filing of the technical report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public. Dated this 17th day of October, 2025 (Original signed and sealed) Brad Hamilton Brad Hamilton, P.Eng.

TECHNICAL REPORT ON THE MOUNT MILLIGAN MINE Effective Date: June 30, 2025 i TABLE OF CONTENTS 1 Summary...................................................................................................................... 1-1 1.1 Project Description and Location.........................................................................................1-1 1.2 Project History and Ownership ............................................................................................1-3 1.3 Geology...............................................................................................................................1-5 1.4 Deposits ..............................................................................................................................1-6 1.5 Exploration ..........................................................................................................................1-6 1.6 Drilling.................................................................................................................................1-7 1.7 Samples ..............................................................................................................................1-8 1.8 Data Verification..................................................................................................................1-9 1.9 Mineral Processing and Metallurgical Test work................................................................1-10 1.10 Mineral Resources ............................................................................................................1-11 1.11 Mineral Reserve Estimate .................................................................................................1-12 1.12 Mining ...............................................................................................................................1-13 1.13 Recovery Methods ............................................................................................................1-15 1.14 Mine Infrastructure ............................................................................................................1-16 1.15 Water Management...........................................................................................................1-17 1.16 Environment and Permitting ..............................................................................................1-17 1.17 Community Sustainability ..................................................................................................1-18 1.18 Capital and Operating Costs .............................................................................................1-18 1.19 Financial Evaluation ..........................................................................................................1-19 2 Introduction ............................................................................................................... 2-20 2.1 Sources of Information ......................................................................................................2-20 2.2 Contributing Persons and Site Inspections ........................................................................2-20 2.3 Units..................................................................................................................................2-21 3 Reliance on Other Experts ......................................................................................... 3-1 4 Property Description and Location............................................................................ 4-1 4.1 Property Location ................................................................................................................4-1 4.2 Property Description............................................................................................................4-1 4.3 Underlying Agreements.......................................................................................................4-6 4.4 Permits and Authorization ...................................................................................................4-8 4.5 Environmental Financial Obligations ...................................................................................4-8 4.6 Other Risk Factors ..............................................................................................................4-8 5 Accessibility, Climate, Local Resources, Infrastructure, and Physiography ......... 5-1 5.1 Access ................................................................................................................................5-1 5.2 Climate................................................................................................................................5-1 5.3 Local Resources .................................................................................................................5-2 5.4 Infrastructure.......................................................................................................................5-2

TECHNICAL REPORT ON THE MOUNT MILLIGAN MINE Effective Date: June 30, 2025 ii 5.5 Physiography ......................................................................................................................5-2 6 History.......................................................................................................................... 6-1 6.1 Property Ownership, Historical Exploration, and Development Activities .............................6-1 6.2 Historical Production ...........................................................................................................6-2 7 Geological Setting and Mineralization....................................................................... 7-1 7.1 Regional Geology................................................................................................................7-1 7.2 Local and Property Geology ................................................................................................7-3 7.3 Lithology..............................................................................................................................7-4 7.4 Alteration.............................................................................................................................7-7 7.5 Mineralization......................................................................................................................7-9 8 Deposit Types.............................................................................................................. 8-1 9 Exploration .................................................................................................................. 9-1 9.1 Recent Exploration Activities (2017–2024)..........................................................................9-1 9.2 Summary and Interpretation of Exploration Activities...........................................................9-5 10 Drilling........................................................................................................................ 10-1 10.1 Data Collection..................................................................................................................10-2 10.2 Summary and Interpretation of 2017–2025 Drilling (Centerra-TCM)..................................10-6 10.3 Survey Control ................................................................................................................10-21 10.4 Downhole Surveys ..........................................................................................................10-22 10.5 Core Recovery ................................................................................................................10-23 11 Sample Preparation, Analyses, and Security.......................................................... 11-1 11.1 Pre-2004 Samples.............................................................................................................11-1 11.2 Placer Dome Samples.......................................................................................................11-2 11.3 2006–2007 Terrane Samples ............................................................................................11-3 11.4 2010–2011 TCM Samples.................................................................................................11-5 11.5 2015–2016 TCM Samples.................................................................................................11-7 11.6 2017–2025 Centerra-TCM Samples..................................................................................11-9 11.7 Adequacy of Sample Preparation, Analysis and Security ................................................11-15 12 Data Verification........................................................................................................ 12-1 12.1 Geological data .................................................................................................................12-1 12.2 Metallurgical Data .............................................................................................................12-5 12.3 Environmental Data...........................................................................................................12-9 13 Mineral Processing and Metallurgical Testing........................................................ 13-1 13.1 Introduction .......................................................................................................................13-1 13.2 Summary...........................................................................................................................13-1 13.3 Updated Metallurgical Interpretation..................................................................................13-2 13.4 Copper and Gold Recovery Curves...................................................................................13-2 13.5 Life-of-Mine Recovery Curve Discussion...........................................................................13-5

TECHNICAL REPORT ON THE MOUNT MILLIGAN MINE Effective Date: June 30, 2025 iii 13.6 StackCell® Test Work .......................................................................................................13-7 13.7 Concentrate quality and marketing....................................................................................13-8 13.8 Required Improvements ....................................................................................................13-8 14 Mineral Resource Estimates..................................................................................... 14-1 14.1 Introduction .......................................................................................................................14-1 14.2 Mineral Resource Estimation Methodology .......................................................................14-1 14.3 Resource Database...........................................................................................................14-2 14.4 Geological Interpretation and Modelling ............................................................................14-3 14.5 Mineralization Controls and Grade Domain Modelling .....................................................14-10 14.6 Specific Gravity ...............................................................................................................14-12 14.7 Compositing, Statistics, and Capping ..............................................................................14-14 14.8 Variography.....................................................................................................................14-20 14.9 Block Model Definition.......................................................................................................14-1 14.10 Estimation .........................................................................................................................14-1 14.11 Block Model Validation ......................................................................................................14-7 14.12 Classification...................................................................................................................14-14 14.13 Mineral Resources Statement .........................................................................................14-16 14.14 Grade Sensitivity Analysis...............................................................................................14-18 14.15 Comparison with Previous Mineral Resource Statement .................................................14-20 14.16 Risks and Other Material Factors ....................................................................................14-21 15 Mineral Reserve Estimates....................................................................................... 15-1 15.1 Summary...........................................................................................................................15-1 15.2 Mining Method and Mining Costs ......................................................................................15-1 15.3 Modifying Factors..............................................................................................................15-3 15.4 Mineral Reserves Statement .............................................................................................15-1 16 Mining Methods......................................................................................................... 16-1 16.1 Overview...........................................................................................................................16-1 16.2 Geotechnical Parameters..................................................................................................16-1 16.3 Geological Model Importation............................................................................................16-5 16.4 Dilution and Mining Recovery............................................................................................16-6 16.5 Process Recovery .............................................................................................................16-6 16.6 Pit Shell Development.......................................................................................................16-8 16.7 Pit Designs......................................................................................................................16-11 16.8 Waste Rock Storage and Stockpiles ...............................................................................16-24 16.9 Mine Schedule ................................................................................................................16-24 16.10 Mining Equipment ...........................................................................................................16-31 16.11 Grade Control..................................................................................................................16-32 17 Recovery Methods .................................................................................................... 17-1 17.1 Summary...........................................................................................................................17-1 17.2 Plant Design......................................................................................................................17-2

TECHNICAL REPORT ON THE MOUNT MILLIGAN MINE

17.3	Process Plant Description	17-4
17.4	Process Control and Instrumentation	17-10
18	**Project Infrastructure**	**18-1**
18.1	Tailings Storage	18-1
18.2	Water Management	18-9
18.3	External Water Supply	18-9
18.4	Waste Rock Storage Facilities And Stockpiles	18-10
18.5	Off-site Road and Logistics	18-13
18.6	Site Infrastructure	18-13
18.7	Camps and Accommodations	18-14
18.8	Power and Electrical	18-15
19	**Market Studies and Contracts**	**19-1**
19.1	Marketability	19-1
19.2	Contracts	19-1
20	**Environmental Studies, Permitting, and Social or Community Impact**	**20-1**
20.1	Environmental Studies	20-1
20.2	Waste Disposal, Monitoring and Water Management	20-4
20.3	Project Permitting	20-10
20.4	Social or Community Requirements	20-11
20.5	Closure Program	20-14
21	**Capital and Operating Costs**	**21-1**
21.1	Overview	21-1
21.2	Basis of Estimate	21-1
21.3	Capital Expenditures	21-1
21.4	Operating Costs	21-3
21.5	Mine Costs	21-4
21.6	Processing Costs	21-4
21.7	Administration Costs	21-5
21.8	Closure and Post Closure	21-6
22	**Economic Analysis**	**22-7**
22.1	Assumptions	22-7
22.2	Taxation	22-8
22.3	Life-of-Mine Cash Flow Forecast	22-9
22.4	Sensitivity Analysis	22-11
23	**Adjacent Properties**	**23-1**
24	**Other Relevant Data and Information**	**24-1**
25	**Interpretation and Conclusions**	**25-1**
25.1	Geology and Mineral Resources	25-1

Effective Date: June 30, 2025 iv

TECHNICAL REPORT ON THE MOUNT MILLIGAN MINE Effective Date: June 30, 2025 v 25.2 Mining and Mineral Reserves ............................................................................................25-1 25.3 Mineral Processing............................................................................................................25-2 25.4 Mine Infrastructure ............................................................................................................25-3 25.5 Environmental and Social..................................................................................................25-4 25.6 Capital and Operating Costs .............................................................................................25-6 25.7 Economic Analysis ............................................................................................................25-6 25.8 Risks and Mitigations ........................................................................................................25-7 26 Recommendations .................................................................................................... 26-1 26.1 Exploration ........................................................................................................................26-1 26.2 Resource Estimation .........................................................................................................26-2 26.3 Water Management...........................................................................................................26-2 26.4 Mine Planning and Operations ..........................................................................................26-2 26.5 Processing and Metallurgy ................................................................................................26-3 26.6 Infrastructure.....................................................................................................................26-4 26.7 Environmental and Social Considerations .........................................................................26-5 27 References................................................................................................................. 27-1 28 Glossary of Units, Abbreviations, and Symbols..................................................... 28-1 28.1 Glossary of Units...............................................................................................................28-1 28.2 Glossary of Abbreviations..................................................................................................28-3 28.3 Glossary of Symbols .........................................................................................................28-6

TECHNICAL REPORT ON THE MOUNT MILLIGAN MINE

Tables

Table 1-1: Historical Production to December 31, 2024 ... 1-5
Table 1-2: Mineral Resource Statement, Effective Date June 30, 2025 (inclusive of Mineral Reserves) ... 1-12
Table 1-3: Mineral Reserve Statement, Effective Date June 30, 2025 ... 1-13
Table 1-4: Capital Cost Summary ... 1-18
Table 1-5: Operating Cost Estimate ... 1-19
Table 1-6: Economic Analysis Summary ... 1-19
Table 2-1: Authors, Qualified Persons, and Responsibilities ... 2-21
Table 4-1: List of Mineral Tenures as of July 2025 ... 4-2
Table 4-2: Summary of Additional Gold Stream Agreement Effects ... 4-7
Table 4-3: Summary of Additional Copper Stream Agreement Effects ... 4-7
Table 6-1: Mount Milligan Historical Ownership and Development Timeline ... 6-1
Table 6-2: Historical Production as of December 31, 2024 ... 6-2
Table 7-1: Mount Milligan alteration assemblages ... 7-8
Table 9-1: Summary of Exploration Activities from 2017 to 2021 ... 9-2
Table 10-1: Drilling Programs Summarized by Year ... 10-2
Table 10-2: Select North Slope Zone Drilling Intersections, 2018-2024 ... 10-7
Table 10-3: Select Goldmark Zone Drilling Intersections, 2018-2023 ... 10-8
Table 10-4: Select DWBX Zone Drilling Intersections, 2022-2024, ... 10-8
Table 10-5: Select Oliver Zone Drilling Intersections, 2019-2024 ... 10-9
Table 10-6: Select MBX Deep Zone and WBX Deep Zone Drilling Intersections, 2020-2025 ... 10-11
Table 10-7: Select DWBX Zone Drilling Intersections, 2017-2022 ... 10-12
Table 10-8: Select Lower Porphyry Zone Drill Intersections, 2021 ... 10-13
Table 10-9: Select Great Eastern Fault Zone Drilling Intersections, 2019-2025 ... 10-13
Table 10-10: Select Great Eastern Stock Zone Drilling Intersections, 2020-2022 ... 10-14
Table 10-11: Select 66 Zone Drilling Intersections, 2022-2025 ... 10-15
Table 10-12: Saddle Zone Drilling Intersections, 2018-2023 ... 10-17
Table 10-13: Select Saddle West Zone Drilling Intersections, 2023-2024 ... 10-18
Table 10-14: Select Boundary Zone Drilling Intersections, 2022-2025 ... 10-18
Table 10-15: Select Southern Star Zone Drilling Intersections, 2018-2025 ... 10-19
Table 10-16: Select South Boundary Zone Drilling Intersections, 2019-2025 ... 10-20
Table 10-17: Select Rainbow Extension Zone Drilling Intersections, 2020-2021 ... 10-21
Table 12-1: PCON Location to NAD27 UTM Zone 10N Transformation ... 12-2
Table 13-1: Overall MSE for Copper and Gold Models ... 13-4
Table 14-1: Summary of Assay Samples Available for MRE ... 14-3
Table 14-2: Lithology Groups ... 14-4
Table 14-3: Interpretation of Fault Chronology ... 14-5
Table 14-4: Alteration Types Identified during Core Logging and Associated Alteration Assemblages ... 14-8
Table 14-5: Lithology-Alteration Matrix and SG Statistics ... 14-14
Table 14-6: Summary Assay Statistics by Fault Block (length weighted) ... 14-15
Table 14-7: Mineral Inventory Changes Relative to Composite Length Variability ... 14-17
Table 14-8: Summary Statistics for Gold and Copper Composite and Percent Difference to Assays ... 14-17
Table 14-9: Gold and Copper Capping Values ... 14-18
Table 14-10: Summary Statistics of Capped Gold and Copper Composites ... 14-19
Table 14-11: Summary of Gold Variogram Model Parameters ... 14-1
Table 14-12: Summary of Copper Variogram Model Parameters ... 14-2
Table 14-13: Summary of Block Model Parameters ... 14-1
Table 14-14: Summary of Estimation Parameters for Gold ... 14-2
Table 14-15: Summary of Estimation Parameters for Copper ... 14-4
Table 14-16: Comparative Block Model and Wireframe Volumes per Fault Block for Gold ... 14-8

Effective Date: June 30, 2025 vi

TECHNICAL REPORT ON THE MOUNT MILLIGAN MINE Effective Date: June 30, 2025 vii Table 14-17: Comparative Summary Statistics for gold Data within EOY24 MRMR Pits ......................................................14-9 Table 14-18: Comparative Summary Statistics for Copper Data within EOY24 MRMR Pits .................................................14-9 Table 14-19: Relative Change Comparison between Blast Hole Informed Model and Mineral Resource Model within the Total Mined Volume .....................................................................................................................................................................14-13 Table 14-20: Parameters for Classification .........................................................................................................................14-15 Table 14-21: Conceptual Open Pit Optimization Assumptions............................................................................................14-17 Table 14-22: NSR Input Parameters ...................................................................................................................................14-17 Table 14-23: Mineral Resource Statement, Mount Milligan Mine, June 30, 2025 ...............................................................14-17 Table 14-24: Sensitivity of Measured and Indicated Material in Conceptual Resource Pit at Various NSR Values ............14-18 Table 15-1: Comparison of the Short Term Model and Mill Actuals Against the Long Term Model ......................................15-1 Table 15-2: Proven and Probable Reserves, Mount Milligan Mine........................................................................................15-2 Table 16-1: Pit Slope Design Parameters .............................................................................................................................16-2 Table 16-2: Open Pit Model Framework................................................................................................................................16-5 Table 16-3: Open Pit Model Item Descriptions......................................................................................................................16-5 Table 16-4: Pit Shell Parameter Assumptions.......................................................................................................................16-8 Table 16-5: Pit Shell Slopes..................................................................................................................................................16-9 Table 16-6: Final Design – Phases, Tonnages, and Grades...............................................................................................16-12 Table 16-7: Mine Schedule (mining summary and processed material)..............................................................................16-27 Table 16-8: Mine Schedule (stockpile movement) ..............................................................................................................16-27 Table 16-9: Annual Tonnes Mined by Phase – LOM Plan ..................................................................................................16-28 Table 16-10: Reserve Summary as of June 30, 2025.........................................................................................................16-30 Table 17-1: Proposed Processing Plant Equipment Modifications ........................................................................................17-4 Table 17-2: 2024 Power Consumption (by area).................................................................................................................17-10 Table 18-1: TSF #1 Embankment Staging and Construction Material Summary ..................................................................18-2 Table 18-2: TSF #2 Embankment Staging and Construction Material Summary (Mm3)........................................................18-7 Table 18-3: Material Storage Summary.................................................................................................................................18-7 Table 18-4: External Sources of Mine Water.......................................................................................................................18-10 Table 20-1: Existing, Pending, and Future Permitted Activities...........................................................................................20-11 Table 21-1: LOM Capital and Operating Costs .....................................................................................................................21-1 Table 21-2: LOM Capital Expenditures .................................................................................................................................21-2 Table 21-3: LOM Operating Costs Summary ........................................................................................................................21-3 Table 21-4: Mining Costs by Category ..................................................................................................................................21-4 Table 21-5: Processing Costs by Category...........................................................................................................................21-5 Table 21-6: Administration Costs by Category......................................................................................................................21-6 Table 22-1: Production Schedule and Cash Flow Summary (in millions of US dollars, unless otherwise indicated)...........22-10 Table 22-2: After-tax NPV5% Sensitivities to Changes in Assumptions ...............................................................................22-11 Table 25-1: Mineral Resource Statement, Mount Milligan Mine, June 30, 2025 ...................................................................25-1 Table 25-2: Proven and Probable Reserves, Mount Milligan Mine........................................................................................25-2 Table 25-3: Key Mount Milligan Risks ...................................................................................................................................25-8

TECHNICAL REPORT ON THE MOUNT MILLIGAN MINE Effective Date: June 30, 2025 viii Figures Figure 1-1: Mount Milligan Mine Location................................................................................................................................1-2 Figure 1-2: Plan View of Mount Milligan Mine Site..................................................................................................................1-3 Figure 1-3: Drill Hole Locations at Mount Milligan, 1987–2025 ...............................................................................................1-8 Figure 1-4: Annual Material Mined, Ex-Pit.............................................................................................................................1-14 Figure 4-1: Mount Milligan Location ........................................................................................................................................4-1 Figure 4-2: Mount Milligan Mineral Tenure Map......................................................................................................................4-2 Figure 4-3: Plan View of the Mount Milligan Mine Site............................................................................................................4-6 Figure 5-1: Summary Climate Data for the Regional District of Bulkley Nechako (data from: The Weather Network)............5-1 Figure 7-1: Regional Geological Setting..................................................................................................................................7-2 Figure 7-2: Geological Map of the Mount Milligan Deposits ....................................................................................................7-3 Figure 9-1: Geophysics Magnetic Survey Compilation of Mount Milligan................................................................................9-3 Figure 9-2: Mineralization of Mount Milligan Porphyries..........................................................................................................9-6 Figure 9-3: Sectional Views of Mount Milligan Mineralization..................................................................................................9-7 Figure 10-1: Drill Hole Collar Map.........................................................................................................................................10-1 Figure 11-1: Blanks for Gold Fire Assay (FA430) from 2017–2025.....................................................................................11-12 Figure 11-2: Coarse Reject Duplicates for Copper (MA200) from 2017–2025....................................................................11-13 Figure 11-3: Standard OREAS 520 over time for Copper (MA200).....................................................................................11-14 Figure 11-4: Standard OREAS 520 over time for Gold (MA200).........................................................................................11-14 Figure 12-1: Agreement of Raw and Reconciled Data – Copper Head Grade......................................................................12-7 Figure 12-2: Agreement of Raw and Reconciled Data – Copper Concentrate Grade...........................................................12-7 Figure 12-3: Agreement of Raw and Reconciled Data – Gold Head Grade ..........................................................................12-7 Figure 12-4: Agreement of Raw and Reconciled Data – Py/Cpy...........................................................................................12-8 Figure 12-5: Agreement of Raw and Reconciled Data – Throughput....................................................................................12-8 Figure 13-1: Copper Recovery Data vs Copper Recovery Model .........................................................................................13-5 Figure 13-2: Gold Recovery Data vs Gold Recovery Model..................................................................................................13-5 Figure 13-3: Forecasted Gold and Copper Recovery based on LOM Plan ...........................................................................13-6 Figure 13-4: Forecasted Recovery Sensitivity Analysis based on LOM Plan – Throughput..................................................13-6 Figure 13-5: Forecasted Recovery Sensitivity Analysis based on LOM Plan – Copper Head Grade....................................13-7 Figure 13-6: Forecasted Recovery Sensitivity Analysis based on LOM Plan – Py/Cpy Ratio ...............................................13-7 Figure 14-1: Plan View of Drillhole Collar Locations on Original Topography, Project Limits and Conceptual Resource Boundary...............................................................................................................................................................................14-3 Figure 14-2: Oblique Plan View at 1,010 m Elevation showing Lithology and Fault Traces..................................................14-4 Figure 14-3: E-W cross section at 6,108,900 North showing lithology and fault traces.........................................................14-5 Figure 14-4: Oblique Plan View at 1,010 m Elevation showing Fault Traces and Fault Blocks.............................................14-6 Figure 14-5: Oblique Plan View at 1,010 m Elevation showing Alteration Assemblages and Fault Traces...........................14-7 Figure 14-6: E-W Cross Section at 6,109,930 North showing Overburden Lithology............................................................14-9 Figure 14-7: E-W Cross Section at 6,108,900 North showing Gold Grade Domain Inputs .................................................14-10 Figure 14-8: Oblique Plan View at 1,010 m Elevation showing Faulted High-Grade Gold Domain with Lithology ..............14-11 Figure 14-9: Oblique Plan View at 1,010 m Elevation showing Faulted High-Grade Copper Domain with Lithology..........14-12 Figure 14-10: Histograms of SG by Lithology......................................................................................................................14-13 Figure 14-11: Sample Length Distribution and Associated Statistics ..................................................................................14-16 Figure 14-12: Capping Plots................................................................................................................................................14-19 Figure 14-13: High-Grade Blast Hole Trend and Example Gold Variography .....................................................................14-20 Figure 14-14: E-W Cross Section at 6,108,900 North showing Estimation Passes...............................................................14-6 Figure 14-15: Example Gold Contact Plots with Fault Block Locations.................................................................................14-6 Figure 14-16: E-W Cross Section at 6,108,900 North showing Gold Assays, High-Grade Domain and Block Grades.........14-7 Figure 14-17: E-W Cross Section at 6,108,900 North showing Copper Assays, High-Grade Domain and Block Grades.....14-8 Figure 14-18: Swath Plots through Mount Milligan Deposit (A: north-south, B: east-west, C: elevation; 15 m slices).........14-10

TECHNICAL REPORT ON THE MOUNT MILLIGAN MINE

Figure 14-19: Oblique Plan View at 1,010 m Elevation showing Model Average Sample Distance, Hole Collars and Traces 14-15
Figure 14-20: Oblique Plan View at 1,010 m Elevation showing Smoothed Resource Classification 14-16
Figure 14-21: Grade-Tonnage Curve for Gold in Conceptual Resource Pit 14-19
Figure 14-22: Grade-Tonnage Curve for Copper in Conceptual Resource Pit 14-20
Figure 16-1: Geotechnical Domains 16-3
Figure 16-2: Potential NPV vs Revenue Factor – RF 0.94 Selected 16-11
Figure 16-3: Phase 5B 16-13
Figure 16-4: Phase 6A 16-14
Figure 16-5: Phase 6B 16-15
Figure 16-6: Phase 7A 16-16
Figure 16-7: Phase 7B 16-17
Figure 16-8: Phase 7C 16-18
Figure 16-9: Phase 10 16-19
Figure 16-10: Phase 11 16-20
Figure 16-11: Phase 12 16-21
Figure 16-12: Phase 14 16-22
Figure 16-13: Phase 15 16-23
Figure 16-14: Ex-Pit Mining Schedule and Mined Grades 16-25
Figure 16-15: Annual Tonnes Mined by Phase 16-28
Figure 16-16: LOM Mill Feed Tonnes and Grade 16-29
Figure 16-17: Process Feed Gold Grade and Contained Ounces 16-29
Figure 16-18: Process Feed Copper Grade and Contained Pounds 16-30
Figure 17-1: Simplified Process Plant Flowsheet 17-3
Figure 18-1: TSF #1 General Arrangement 18-3
Figure 18-2: TSF #1 Main Embankment Section 18-4
Figure 18-3: TSF #2 General Arrangement 18-5
Figure 18-4: TSF #2 Embankment Section 18-6
Figure 20-1: TSF #1 Inflows and Outflows (operations and closure) 20-5
Figure 20-2: Seepage Collection Ponds Operation Flow Schematic (operations and closure) 20-6
Figure 20-3: TSF #2 Inflows and Outflows (operations) 20-7
Figure 20-4: Location of Water Sources, Existing Infrastructure, and Hydrometric and Groundwater Monitoring Stations 20-9

Effective Date: June 30, 2025 ix

TECHNICAL REPORT ON THE MOUNT MILLIGAN MINE Effective Date: June 30, 2025 Page 1-1 1 SUMMARY This Technical Report summarizes the current and planned operations, Mineral Resources and Mineral Reserves for the operating Mount Milligan copper-gold mine (the Mount Milligan Mine, the Project, or the Property) located between Fort St James and Mackenzie, British Columbia, Canada. The Technical Report was prepared by and for Centerra Gold Inc. (Centerra) by qualified persons (QPs), as listed in Item 2. This Technical Report conforms to National Instrument 43-101 Standards of Disclosure for Mineral Projects (NI 43-101) and follows the format set out in Form 43-101F1 for Technical Reports. The Effective Date for the contents of this Technical Report is June 30, 2025. The previous Technical Report for the Mount Milligan Mine, “Technical Report on the Mount Milligan Mine”, published March 26, 2020, with an effective date December 31, 2019, is referred to in this Technical Report as the 2019 Technical Report. All currencies in this Technical Report are presented in United States (US) dollars, unless otherwise noted. 1.1 PROJECT DESCRIPTION AND LOCATION The Mine is located 155 km northwest of Prince George (population approximately 79,000) in north-central British Columbia. Forestry–based communities Mackenzie (population approximately 3,200) and Fort St James (population approximately 1,600) are within daily commuting distance of the Project site, to the east and south, respectively. Both communities are serviced by rail. Figure 1-1 shows the location of the mine and local communities. The area experiences short, cool summers and cold winters typical of the sub-boreal spruce zone, affected by elevation in the Southern Plateau region. Average temperatures range from 8°C to 18°C in mid-summer to -5°C to -12°C in mid-winter. Precipitation consists of rain and snow and can range from 10 mm to 75 mm rain per month between April and October, and 20 cm to 130 cm snow per month during winter. The mine sits on the eastern slope of Mount Milligan at an elevation of 1,100 masl.

TECHNICAL REPORT ON THE MOUNT MILLIGAN MINE Effective Date: June 30, 2025 Page 1-2 Figure 1-1: Mount Milligan Mine Location The mine site comprises an open pit mine, tailings storage facility (TSF), mineralized stockpiles, a processing plant, workshop, warehouse, administration buildings, and camp. Figure 1-2 provides a plan view of the Project showing the outline of the revised ultimate pit limits.

TECHNICAL REPORT ON THE MOUNT MILLIGAN MINE Effective Date: June 30, 2025 Page 1-3 Figure 1-2: Plan View of Mount Milligan Mine Site 1.2 PROJECT HISTORY AND OWNERSHIP Limited exploration activity was first recorded in 1937. In 1984, prospector Richard Haslinger (Haslinger) and BP Resources Canada Limited (BP Resources) located claims on the current site. In 1986, Lincoln Resources Inc. (Lincoln) optioned the claims and in 1987 completed a diamond drilling program that led to the discovery of significant copper-gold mineralization. In the late 1980s, Lincoln amalgamated with Continental Gold Corp. (Continental Gold) and continued ongoing drilling in a joint venture with BP Resources. In 1991, Placer Dome Inc. (Placer Dome) acquired the Project from the joint-venture partners, resumed exploration drilling and completed a pre-feasibility study (PFS) for the development of a 60,000 tonnes per day (tpd) open pit mine and flotation process plant. Barrick Gold Corporation (Barrick) purchased Placer Dome in 2006 and sold its Canadian assets to Goldcorp Inc. (Goldcorp), who then in turn sold the Project to Atlas Cromwell Ltd (Atlas Cromwell). Atlas Cromwell changed its name to Terrane Metals Corp. (Terrane) and initiated a comprehensive work program.

TECHNICAL REPORT ON THE MOUNT MILLIGAN MINE Effective Date: June 30, 2025 Page 1-4 In October 2010, Thompson Creek Metals Company Inc. (TCM) acquired the Mount Milligan development project through its acquisition of Terrane, entered a streaming agreement with Royal Gold and subsequently constructed the Mount Milligan Mine, which commenced commercial production in February 2014. Table 1-1 provides a chronological history of the Property since mineralization was discovered in 1929. Table 1-1: Mount Milligan Ownership and Development Chronology Period Activity 1929 Placer gold and platinum was discovered on Rainbow Creek by George Snell. 1931 Whole length of Rainbow Creek (over 40 km) staked and worked by nearly 100 men, gold was flat, well-worn, and not of local origin (Galloway, 1931). 1937 Prospecting in the geographical Mount Milligan area, George Snell. 1972 Pechiney Development Ltd drilled 5 holes to test geophysical and geochemical anomalies. 1983 R. Haslinger discovered copper-gold mineralization in bedrock exposed in a creek in what is now called the Saddle zone (formerly Creek zone). 1984-1986 R. Haslinger staked mineral claims; optioned claims to Selco-BP (in 1986 signed option agreement with Lincoln Resources Inc.) Between 1983 and 1985, BP Resources, through their Selco Division, completed initial reconnaissance surface geochemical surveys and revealed an extensive area of anomalous copper and gold in the deposit area, as well as geophysical surveys and trenching at the Creek, South Boundary, and North Slope zones. 1987 MBX Main deposit discovery; Lincoln Resources Inc. #12 drill hole. 1988 Lincoln reorganized to become United Lincoln Resources Inc. (United Lincoln) and Continental Gold Corp. (“Continental”) acquired 64% of the shares of United Lincoln. 1989 Drill programs outlined the known principal zones of the project, including the Southern Star deposit discovery, the 66 zone (named after drill hole 88-66), and the DWBX zone. Lincoln Resources and Continental amalgamated and changed its name to Continental Gold Corp. (“Continental”). 1990 Placer Dome Inc. purchased Mount Milligan. 1991 Pre-Feasibility Study completed for the development of a 60,000-tpd open pit mine and flotation process plant. Ongoing brownfield exploration including regional mapping and geophysical surveys. 1992 Intended to develop the mine in 1993 but project was determined to be sub-economic due to low metal prices. 1993 Obtained permits required for commercial production at 60,000 tpd that expired in 2003. 1996-1998 Re-evaluations completed. 2004-2005 Placer Dome resumed exploration after reprocessing historical data, including an updated resource block model and additional metallurgical testing. 2006 Placer Dome filed a NI 43-101 Technical Report that stated an updated Mineral Resource estimate (Placer Dome Inc. News Release dated February 20, 2006; Lustig, 2006). Barrick Gold Corp. purchased Placer Dome and sold Canadian assets to Goldcorp Inc.; Goldcorp sold Mount Milligan to Terrane Metals Corp. (Atlas Cromwell Ltd.); feasibility study and permitting process commenced with ongoing drill programs. 2008 Terrane completes Mount Milligan feasibility study and prepares to file Environmental Assessment (EA) application. 2009 October 2009, Terrane filed a NI 43-101 Technical Report with an updated Mineral Resource estimate. EA approved (March); Mines Act permit received (September). Exploration activities continued.

centerra GOLD
TECHNICAL REPORT ON THE MOUNT MILLIGAN MINE

Period	Activity
2010	Thompson Creek Metals Company Inc. (TCM) acquired the development project through acquisition of Terrane; construction began mid-2010.
2013	Mine commissioned (October), phased start-up of the mine commenced on August 15, 2013.
2014	Commercial production achieved on February 18, 2014. Greenfield exploration work completed on the northeastern side of the property.
2016	Completed ramp-up (January); secondary crusher construction and commissioning; TCM acquired by Centerra Gold Inc. in October.

In October 2016, TCM was acquired by a subsidiary of Centerra, in connection with that acquisition, Terrane and certain other subsidiary entities of TCM were amalgamated into TCM. The Mount Milligan Mine is now fully owned by TCM, an indirect subsidiary of Centerra. Table 1-1 depicts the historical production since inception to December 31, 2025.

Table 1-1: Historical Production to December 31, 2024

Years	Milled ore tonnage ('000 t)	Head grade		Metal recovery		Concentrate production		
		Cu (%)	Au (g/t)	Cu recovery (%)	Au recovery (%)	Concentrate ('000 dmt)	Cu (Mlb)	Au ('000 oz)
2013	2,055	0.29	0.56	79.2%	54.3%	18.7	10.4	20.1
2014	14,290	0.27	0.63	80.4%	63.1%	125.4	68.0	184.0
2015	16,138	0.26	0.64	80.2%	68.6%	140.7	75.2	226.0
2016	19,277	0.19	0.58	74.7%	58.9%	125.6	61.6	212.0
2017	17,743	0.18	0.64	78.9%	62.4%	121.5	56.4	228.1
2018	13,556	0.20	0.71	81.4%	64.5%	106.0	49.6	199.5
2019	16,350	0.26	0.53	81.3%	67.4%	159.5	75.0	187.8
2020	20,067	0.26	0.41	77.4%	62.9%	185.3	87.3	166.0
2021	20,900	0.21	0.46	78.3%	65.8%	162.3	77.0	201.5
2022	21,348	0.20	0.42	81.9%	66.9%	163.9	77.7	194.0
2023	21.680	0.18	0.36	77.6%	64.0%	142.3	65.2	158.4
2024	21.463	0.16	0.40	74.8%	62.8%	140.5	57.6	171.9
Total	**161,767**	**0.22**	**0.54**	**79.3%**	**64.2%**	**1,592**	**761**	**2,149**

Note: Figures are shown on a 100% production basis.

Royalties and metals streams associated with the Project are discussed in Item 4.

1.3 GEOLOGY

The Mount Milligan deposit is located within the Quesnel terrane, a composite belt of volcanic arc and oceanic terranes that accreted to the North American Cordillera during the Middle Jurassic period. The Mount Milligan property is mostly underlain by Upper Triassic volcanic rocks of the Witch Lake succession. The Witch Lake succession is composed of an augite-phyric volcaniclastic unit and lesser coherent basaltic andesite to andesite units with subordinate epiclastic beds. In the northwestern portion of the property the volcanic rocks are intruded by Early Jurassic to Cretaceous monzonitic rocks.

Effective Date: June 30, 2025 Page 1-5

TECHNICAL REPORT ON THE MOUNT MILLIGAN MINE Effective Date: June 30, 2025 Page 1-6 Porphyry style gold-copper mineralization at the Mount Milligan deposit comprises two styles, early-stage porphyry gold-copper, and late-stage high-gold low-copper (HGLC). The early-stage porphyry gold-copper mineralization comprises mainly chalcopyrite and pyrite, occurs with potassic alteration and early-stage vein types, and is spatially associated with composite monzonite porphyry stocks (especially at their hangingwall and footwall margins), hydrothermal breccia, and narrow dyke and breccia complexes. Late-stage, structurally controlled pyritic HGLC-style mineralization is associated with carbonate-phyllic alteration and intermediate- to late-stage vein types, and is spatially associated with faults, fault breccias, and faulted lithological contacts (i.e. faulted monzonite porphyry dyke margins). It crosscuts and overprints the earlier stage porphyry gold-copper mineralization. Chalcopyrite, the main copper-bearing mineral, is associated with potassic alteration at the contact margin between volcanic and intrusive rocks. It occurs most commonly as fine-grained disseminations and fracture fillings, and less commonly as veinlets and in veinlet selvages. Gold occurs as grains from 1 µm to 100 μm in size, as observed in process samples. Grains occur as microfracture fillings and are attached to pyrite, chalcopyrite, or bornite (Ditson, 1997). Gold also forms inclusions within pyrite, chalcopyrite, and magnetite grains. Scanning Electron Microscope (SEM) work indicates electrum throughout the deposit with varying gold to silver ratios. 1.4 DEPOSITS The Mount Milligan deposit is categorized as a silica-saturated alkalic copper-gold porphyry deposit associated with alkaline monzodioritic-to-syenitic igneous rocks; this association is recognized in only a few mineral provinces worldwide (Deyell and Tosdal, 2004). Porphyry copper ± gold deposits commonly consist of vein stockworks, vein sets, veinlets, and disseminations of pyrite and chalcopyrite ± bornite that occur in large zones of economic bulk-mineable mineralization within porphyritic igneous intrusions, their contact margins, and adjoining host rocks. The mineralization is spatially, temporally, and genetically associated with hydrothermal alteration of the intrusive bodies and host rocks. Similar alkalic copper-gold porphyry deposits in British Columbia include Galore Creek, Mount Polley, Copper Mountain, New Afton, and Lorraine. These deposits occur in both the Quesnel and Stikine Island arc terranes and range in age from Late Triassic to Early Jurassic. Global examples include Ok Tedi in Papua New Guinea as well as Northparkes and Cadia in Australia. 1.5 EXPLORATION Since the 2016 acquisition, Centerra has focussed on compiling all historical geologic and exploration data (approximately 227,000 files and 404 GB of data), building an Exploration department and domaining exploration programs into near-field, brownfield, and greenfield. Exploration since 2016 has included ground and airborne geophysical surveys, soil sampling, trenching, and core drilling.

TECHNICAL REPORT ON THE MOUNT MILLIGAN MINE Effective Date: June 30, 2025 Page 1-7 The total line-kilometres of geophysical survey completed by Centerra since 2017 has been over 6,000 for airborne surveys and 500 for ground-based surveys. Spatially, the Mount Milligan exploration programs were divided into three principal domains that define the exploration strategy: 1. Near-pit/Within-pit ‘NPI’ (~1.5 km diameter area) – porphyry core scale, known centre of Mount Milligan deposit 2. Brownfield Exploration (5–8 km diameter area) – porphyry cluster scale, linear trends of monzonite porphyry stocks related to Mount Milligan 3. Greenfield Exploration (up to 30 km diameter area) – standalone deposit scale, outside the mine lease boundary but within the Mount Milligan property mineral tenure block. Historically, five exploration target zones were identified in the near field resource area (DWBX, WBX, MBX, 66 and Southern Star); three in the brownfield area within the mine lease (North Slope, Goldmark and South Boundary); and three in the greenfield area within the claims area (Heidi, Mitzi, and Snell). Exploration since 2017 has continued to test most of these zones and refine understanding of their geological relationships and mineral potential. In addition, new target zones have been developed and continue to be tested. In September 2024, Centerra geologists completed geological mapping and rock sampling at the North Slope (brownfield) and Sidecar (greenfield) exploration targets. Exploration efforts have identified two distinct mineralization styles; early-stage porphyry gold-copper mineralization and late-stage, structurally controlled HGLC mineralization. Current exploration targets are focussed on using these mineralization styles to expand the current resource. 1.6 DRILLING Numerous drilling programs have been conducted since the deposit was first drilled in 1987. Except for early programs, the majority of core drilled has been predominately NQ and to a lesser extent HQ size. In total, there have been 1,656 holes drilled at Mount Milligan, recovering over 518 km of core. Figure 1-3 is a map showing collar locations of drill holes of the various campaigns.

TECHNICAL REPORT ON THE MOUNT MILLIGAN MINE Effective Date: June 30, 2025 Page 1-8 Figure 1-3: Drill Hole Locations at Mount Milligan, 1987–2025 Detailed geological (lithology, alteration, and mineralization) and geotechnical (core recovery, rock quality designation [RQD], hardness or compressive strength [CS], degree of breakage, degree of weathering or oxidation, fracture and joint frequency, and specific gravity [SG] information) data have been routinely recorded for all diamond drilling programs. Core recovery routinely exceeds 90% and averages 96%. 1.7 SAMPLES A formal analytical quality assurance and quality control (QA/QC) program was introduced after 1992. Prior to that date, external check assays were commissioned from independent laboratories. Centerra follows industry standard sampling procedures for NQ and HQ diamond drill core. Core is photographed then sawn in half; one half is placed in a sample bag with a uniquely referenced sample number and securely transported to Bureau Veritas (BV) (ISO 9001 Certified Laboratory) for appropriate analysis, while the remaining half is returned to the core box and securely stored for future sample reference. Blanks, duplicates, and certified reference material are inserted at regular intervals into the

TECHNICAL REPORT ON THE MOUNT MILLIGAN MINE Effective Date: June 30, 2025 Page 1-9 sample stream by Centerra staff. Sample subsets, totalling approximately 5% of the sample volume, are sent quarterly or annually to third party certified Laboratories as a method of quality assurance. Although production blast holes are routinely sampled and analysed by an on-site analytical laboratory, the results are not used to support the Mineral Resource, rather being utilized for production grade control purposes. 1.8 DATA VERIFICATION 1.8.1 Drilling, Sampling, and Analysis Mount Milligan has established and documented procedures for verifying and validating exploration and production data. Experienced Centerra geologists and staff implement industry standard practices to ensure a high level of confidence in exploration data. All exploration and production data are verified and validated prior to being considered for geological modelling and Mineral Resource estimation. Centerra technical staff monitor quality control data on a continual basis. An acQuire Technology Solutions (acQuire) database is used to manage exploration data. The database management system includes tools for quality control and ongoing monitoring and reporting. Investigating and taking appropriate actions of quality control failures are part of the data verification process, which may include re-assaying of samples. The QP for Mineral Resources and Reserves has visited the site on multiple occasions; the site visits included reviews of core logging facilities, open pit mine, TSF, processing plant, and maintenance facilities. The QP reviewed core logging procedures and found them to be adequate for accurately representing the lithologies, alteration types and rock mass characteristics of the deposit. Interviews of mine staff and exploration personnel were carried out by the QP to understand exploration, chain of custody and production procedures, including sampling, quality The most recent visit by the QP was during July 21–24, 2025 to review model reconciliation procedures, geotechnical conditions, dewatering and reverse circulation (RC) drilling in the open pit. Previous audits (2019) have detailed efforts undertaken by Centerra to verify, validate, and correct the historical database. The 2021 site audit found no material issues with the underlying database and Centerra procedures were found to be consistent with Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Mineral Exploration Best Practice Guidelines, 2014. The Qualified Person endorses the use of the database to support the 2021 Resource estimate. The Mineral Resource estimate relies on data collected and compiled in the geological database and block model. Extensive data integrity tests are embedded in the process of mineral estimation and are explained in detail in Item 14.

TECHNICAL REPORT ON THE MOUNT MILLIGAN MINE Effective Date: June 30, 2025 Page 1-10 The processing plant has established a number of procedures for assay quality initiatives including: • Sample preparation • Fire assay • Wet chemistry • Instrumentation • Quarterly external submission (third-party laboratory validation) • Daily mill production report • Month-end reporting. These documents outline the processes required to perform the required functions, verification of data, and report generation. For month end reports, the system colour highlights deviations required for the mass balance closure, and a solver algorithm is utilized to further assess, and modify the parameters. The month end balance includes functions and inputs for inventory adjustments. Adjustments of greater than 5% on process throughput or concentrate production, or greater than 3% adjustments on feed head grades require sign off by both the preparer and a reviewer/approver. 1.9 MINERAL PROCESSING AND METALLURGICAL TEST WORK Metallurgical recoveries are derived from operating results for the current process plant flowsheet configuration and factor in future upgrades to the ball mill and rougher cell circuit. Advanced process control solutions are being trialled, and other planned operational and maintenance improvement initiatives have been completed or are in progress. Metallurgical testing and operational data at Mount Milligan have confirmed froth flotation as the optimal process for the recovery of copper concentrate containing gold and silver. Initial recovery models were based on laboratory investigations and early plant data. Following operational improvements in 2020 and 2021, which resulted in increased mill throughput, a reduction in flotation retention time led to a decline in metal recoveries. In response, the copper and gold recovery models were updated to explicitly incorporate throughput as a variable, allowing the models to better reflect the impact of elevated processing rates on metallurgical performance. The updated models were validated against recent plant data and applied to the life of mine (LOM) plan. They account for expected variability in ore characteristics, including pyrite-to-chalcopyrite (Py/Cpy) ratios ranging from 4.5 to 15.3. Forecasted average recoveries over the LOM are estimated at 78.0% for copper and 64.8% for gold, targeting a concentrate grade of 20.5% Cu.

TECHNICAL REPORT ON THE MOUNT MILLIGAN MINE Effective Date: June 30, 2025 Page 1-11 Flotation test work conducted by Eriez in early 2023 validated the performance of the StackCell® technology planned for installation in 2029. A pilot unit was operated in parallel with the plant, and the resulting data were used to determine an equivalent retention volume of 400 m3 for the 130 m3 installed capacity. This approach ensures that recovery calculations for the 2029 installation are based on consistent methodology, modifying equivalent total cell volume. Complementary throughput simulations were performed to validate mill performance post ball mill motor upgrades (from 2 x 6.5 MW to 2 x 7.5 MW per mill), using historical plant data as the baseline. Independent assessments by Metso, Alex Doll Consulting Ltd, and Hatch Ltd confirmed a consistent increase in throughput potential, with Metso’s motor sizing forming the baseline. Hatch Ltd further tested the robustness of these predictions using sensitivity analysis on hardness values of P75 and P50. 1.10 MINERAL RESOURCES Caution to readers: In this Item, all estimates and descriptions related to mineral resource estimates are forward-looking information. There are many material factors that could cause actual results to differ materially from the conclusions, forecasts or projections set out in this Item. Some of the material factors include differences from the assumptions regarding the following: estimates of cut-off grade and geological continuity at the selected cut-off, metallurgical recovery, commodity prices or product value, mining and processing methods, and general and administration (G&A) costs. The material factors or assumptions that were applied in drawing the conclusions, forecasts and projections set forth in this Item are summarized in other Items of this Technical Report. The Mineral Resource estimate presented herein considers exploration drilling completed between 1987 and the first half of 2025. It is based on geological and structural models that have been developed by Centerra Exploration employees in close cooperation with the Mount Milligan Geology department. The resource evaluations reported herein are reasonable representations of the global gold-copper mineral resources at the current level of sampling and understanding. The mineral resources have been estimated in accordance with CIM Estimation of Mineral Resource and Mineral Reserves Best Practices Guidelines (CIM, Nov 2019) and the Canadian Securities Administrators’ National Instrument 43-101. Mineral Resources are not Mineral Reserves and have not demonstrated economic viability. There is no certainty that all or any part of the Mineral Resource will be converted into Mineral Reserves. The Mineral Resources may be affected by further infill and exploration drilling that may result in increases or decreases in subsequent resource estimates. The Mineral Resources may also be affected by subsequent assessments of mining, environmental, processing, permitting, taxation, socio-economic, and other factors. The Mineral Resource Statement for the MTM is presented in Table 1-2. The effective date of the Mineral Resource Statement is June 30, 2025.

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Table 1-2: Mineral Resource Statement, Effective Date June 30, 2025 (inclusive of Mineral Reserves)

Class	Mass (kt)	Gold grade (g/t)	Copper grade (%)	Contained gold (koz)	Contained copper (Mlb)
Measured	363,982	0.28	0.17	3,309	1,378
Indicated	310,110	0.27	0.14	2,661	979
Measured + Indicated	**674,092**	**0.28**	**0.16**	**5,970**	**2,357**
Inferred	12,056	0.28	0.11	110	30

Notes:

- Mineral Resources are not Mineral Reserves and have not demonstrated economic viability. All figures have been rounded to reflect the relative accuracy of the estimates.
- Mineral Resources could be materially affected by known environmental, permitting, legal, title, taxation, political and other relevant factors.
- Mineral Resources have been reported inclusive of Mineral Reserves.
- The Mineral Resources are reported based on a gold price of $2,100/oz, a copper price of $4.00/lb, and an exchange rate of 1US$:1.33CA$.
- The open pit Mineral Resources are constrained by a pit shell and are reported based on a NSR cut-off of US$8.45/t (CA$11.24/t) that takes into consideration metallurgical recoveries, concentrate grades, transportation costs, and smelter treatment charges to determine economic viability.
- Inferred Mineral Resources have a greater degree of uncertainty as to their existence and as to whether they can be mined economically. It cannot be assumed that all or part of the Inferred Mineral Resources will ever be upgraded to a higher category.
- Mineral Reserves and Resources for the Mount Milligan property are presented on a 100% basis.
- Surveyed stockpiled quantity of 2.9 million tonnes of inventory excluded from the Mineral Resource Statement.

The Mineral Resource is supported by 179,983 individual assays from 1,952 core holes (525,159 m). Considering the deposit type, drill hole spacing of 25–50 m is considered sufficient to support classification of Mineral Resources in the Measured and Indicated categories. The confidence in the data captured in the drill hole database is supported by an industry standard QA/QC program.

Based on the verification of the drill hole database, and review of the geological interpretations, Mineral Resource block model, and 2025 reconciliation results, it is the opinion of the QP that the supporting data and geological interpretations are representative of the Mount Milligan deposit at the time of reporting, and that the 2025 Mineral Resource estimate has been estimated in conformity with CIM Estimation of Mineral Resource and Mineral Reserves Best Practices Guidelines (Nov 2019), and has been reported in accordance with the Canadian Securities Administrators' National Instrument 43-101.

1.11 MINERAL RESERVE ESTIMATE

A net smelter return (NSR) cut-off comprising the operating costs for processing and G&A (opex), and sustaining capital unit costs (capex) was calculated to be $8.45/t or CA$11.24/t. Mining opex is excluded from this calculation as the definition of ore (and waste) is made at the pit rim with mining opex considered in the definition of the optimized pit shell. One-time processing, or G&A sustaining capex items, were also excluded from the NSR cut-off.

The reserves for the Mount Milligan Mine are based on the conversion of Measured and Indicated Resources within the current mine plan. Measured Resources are converted to Proven and Probable Reserves after the application of modifying factors, and Indicated Resources are converted directly to

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Probable Reserves. The Mineral Reserve estimates were prepared under the supervision of Christopher Richings, P.Eng., a QP as defined under NI 43-101.

The Proven and Probable Mineral Reserve totals 483.2 Mt at 0.16% Cu and 0.28 g/t Au containing 1.75 billion pounds of copper and 4.42 million ounces of gold. The Mineral Reserve estimate reported in Table 1-3 has been classified as approximately 39% Proven and 61% Probable on a tonnage basis, an increase in reserve confidence from the 2022 Mineral Reserve (30% Proven, 70% Probable).

Table 1-3: Mineral Reserve Statement, Effective Date June 30, 2025

Mineral Reserve category	Tonnes (kt)	Gold grade (g/t)	Copper grade (%)	Contained gold (koz)	Contained copper (Mlb)
Proven	190,315	0.31	0.17	1,880	698
Probable	292,842	0.27	0.16	2,537	1,051
Total	**483,157**	**0.28**	**0.16**	**4,417**	**1,749**

Notes:

- CIM definitions were followed for Mineral Reserves estimation.
- Mount Milligan is an operating open pit mine and the LOM plan has been developed based on the Measured and Indicated Mineral Resource within the pit design based on a depleted topographic surface and resource model.
- Mineral Reserves are reported at a NSR cut-off value of $8.45/t (CA$11.24/t), with some marginal material included, using metal prices of $3.75/lb copper and $1,800/oz gold, and a US$/CA$ currency exchange rate of $1.00/CA$1.33.
- Figures may not sum precisely due to rounding.
- The Mineral Reserve estimate was prepared under the supervision of Christopher Richings, P.Eng., of Centerra Gold who is a Qualified Person as defined under NI 43-101.

No dilution factor was included in the reserve estimate based on a review of historical reconciliation data. Reconciliation data indicate that long-term resource models, short-term ore control models and mill production data reconcile within acceptable ranges, and the differences in volumes, grades and contained metal are not material. There also does not appear to be significant dilution or ore loss due to individual waste blocks being incorporated into ore cut outlines and vice versa. The QP considers the averaging of grades into a block size of 15 m x 15 m x 15 m is sufficient to account for the impact of the selectivity of the mining equipment in diluting grade and accounting for mining recovery, therefore a dilution factor of 0% and a mining recovery of 100% is used.

1.12 MINING

Open pit is the mining method in use at Mount Milligan based on the size of the mineral reserves, grade tenor, grade distribution and proximity to topography. With current metal pricing levels, knowledge of the mineralization and previous mining activities, open pit mining remains the most reasonable approach for continued extraction of the reserve.

The LOM plan is based on Measured and Indicated Mineral Resources and is developed from the pit topography at the end of June 2025 onward to the year 2045. The mine plan is developed using a series of phases or pushbacks in the Main (MBX) and Southern Star (SS) mining areas. A NSR value is used to determine the cut-off value for mill feed. The mill feed cut-off grade employed for the LOM plan is a value greater than CA$11.24 (processing, G&A and sustaining costs). The result of the mine plan and

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conversion of resources to reserves means the LOM plan will provide 483.2 Mt of Proven and Probable in-situ material at average grades of 0.28 g/t Au and 0.16% Cu to the process plant. Waste tonnages totalling 478.2 Mt will be mined in that period for an average strip ratio of 1:1.

The mining sequence has been developed to allow for provision of suitable waste material for annual TSF construction requirements. Figure 1-4 provides the LOM mining schedule for ore and waste rock with the average estimated copper and gold grades on an annual basis.

Figure 1-4: Annual Material Mined, Ex-Pit


70
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10
0
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Grade g/t (Au), % (Cu)
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Period
Ore to Plant (Mt)
Ore to Stockpile (Mt)
Waste Rock (Mt)
Gold Grade (g/t)
Copper Grade (%)

A pit slope monitoring program has been implemented at the Mount Milligan Mine in a phased manner since 2013, which included detailed bench mapping and tension crack mapping, as well as a suitable combination of surface displacement monitoring (surface prisms and wireline extensometers) and vibrating wire piezometers (VWPs). Since 2022, two real-time slope radar monitoring systems have been installed for the existing pit slope monitoring. These existing monitoring systems should be continued and expanded for the proposed LOM pit operations.

Various rock types are present in the material mined within the final pit. Waste rock will be permanently stored in the TSFs, within in-pit waste rock storage facilities (WRSFs) when possible, and in ex-pit

Effective Date: June 30, 2025 Page 1-14

TECHNICAL REPORT ON THE MOUNT MILLIGAN MINE Effective Date: June 30, 2025 Page 1-15 WRSFs. For clarity, WRSFs and stockpiles include the non-acid generating (NAG) WRSF located north of the pit, the marginal ore stockpile located east of the pit, the primary Levell ore stockpile located adjacent to the pit, the in-pit WRSF located within the open pit, and the TSF ore stockpile situated within the north cell of TSF #1. The TSF ore stockpile and the marginal ore stockpile will be processed near the end of operations. NAG waste rock and till from the open pit are used in the construction of the TSF dams. A total of 74 Mt of potentially acid-generating (PAG) material will be stored in TSF1, 275 Mt of PAG will be stored in the pit below the 1,085 masl, and 74 Mt of PAG will be stored above the 1,085 masl during mining operations and then rehandled back into the pit below the 1,085 masl at the end of the mine life. This is to ensure longer-term storage beneath a final water level to prevent oxidation. According to the LOM schedule, total stockpile capacity of approximately 83.4 Mt will be attained in 2041. The stockpile will be depleted from 2043 to 2045 following cessation of pit mining. The peak mining rate of 70 Mt will be reached in 2031. For the LOM, the annual mining rate averages 58 Mt. The mine production drill fleet comprises two electric rotary blast hole drills (311 mm diameter), one diesel blast hole drill (222 mm diameter), and a smaller diesel blast hole drill (152–222 mm diameter) preparing blast holes on 15 m benches. One additional electric rotary blast hole drill (311 mm diameter) will be purchased in 2029. Loading of blasted rock is conducted with two 41 m3 electric rope shovels, one 22 m3 hydraulic excavator, and two 19 m3 front-end loaders. In 2028, a 31 m3 electric face shovel will be purchased which will replace the 22 m3 hydraulic excavator. The haulage fleet by the end of 2025 will be comprising 15 haul trucks of 229-metric-tonne (t) capacity and two 181-t capacity trucks. The haulage fleet will be expanded by five 229-metric-tonne (t) capacity trucks by 2034 with two being replacements for retiring 181-t trucks. A typical fleet of support and ancillary equipment is employed, including track and rubber-tire dozers, graders, and a fleet of service vehicles. A fleet of articulated dump trucks are used in dam construction and project activities. 1.13 RECOVERY METHODS The average process plant feed grade of 0.16% Cu and 0.28 g/t Au is delivered throughout the LOM period at an original average daily rate of 60,000 tonnes to yield a marketable flotation concentrate targeting approximately 20.5% copper and 30–40 g/t of gold. Process plant ore feed quality is maintained to honour metallurgical constraints, such as ORE/HGLC ratio, Py:Cpy ratio and mercury content. Average recovery to concentrate projected to be achieved during the LOM period is 78.0% for copper and 64.8% for gold.

TECHNICAL REPORT ON THE MOUNT MILLIGAN MINE Effective Date: June 30, 2025 Page 1-16 The Mount Milligan process plant was originally designed to process ore at a nominal rate of 60,000 tpd, producing a marketable concentrate containing copper, gold, and silver. A secondary crushing circuit, installed in 2016, together with process plant optimization projects, increased the capacity to a nominal rate of 62,500 tpd. Planned process plant optimization projects will increase the potential throughput to a nominal rate of 66,300 tpd from 2029. Key process equipment upgrades include: • Ball mill conversion to a grate discharge outlet, allowing increased ball charge and facilitating increased throughput • Ball mill motor replacement to higher power units • Addition of two high-rate StackCells®, increasing the rougher circuit capacity and residence time. 1.14 MINE INFRASTRUCTURE The infrastructure at Mount Milligan Mine includes a concentrator, a TSF and reclaim water ponds, as described elsewhere in this Technical Report, an administrative building and change house, a workshop/warehouse, a permanent operations residence, a first aid station, an emergency vehicle storage, a laboratory, and sewage and water treatment facilities. The power supply is provided by B.C. Hydro via a 91 km hydroelectric power line. Concentrate is transported by truck from the Project site to Mackenzie, transferred onto railcars of the Canadian National Railway, railed to existing port storage facilities of Vancouver Wharves in North Vancouver, and loaded as lots into bulk ore carriers. Concentrate is then shipped to customers via ocean transport. 1.14.1 Tailings Storage Facility The Mount Milligan Mine includes (TSFs), one existing and one proposed, to store tailings solids, and PAG and oxide/weathered waste rock materials. The existing TSF (TSF #1) embankment consists of a zoned earth-fill structure raised annually using overburden and NAG waste rock materials sourced from the open pit. Construction of each embankment stage is scheduled to correspond with material availability and the projected rate of rise. At the proposed final crest elevation of 1,121 masl, the TSF #1 embankment will be approximately 10 km in circumference, 100 m high at the highest point, and have a total capacity of approximately 460 million cubic metres (Mm3 ). A second proposed TSF (TSF #2), located immediately north of TSF #1, is designed to store an additional 200 Mm3 of tailings and 18 Mm3 of PAG and oxide/weathered waste rock. Operation of TSF #2 and ancillary facilities are anticipated to commence in 2034 following filling of TSF #1. The TSF #2 starter embankment will be a zoned earth-fill structure, comprising a low permeability glacial till core zone, appropriate filter, and transition zones to mitigate piping of the core zone material. The TSF #2 starter embankment will be constructed using local borrow as well as overburden and NAG

TECHNICAL REPORT ON THE MOUNT MILLIGAN MINE Effective Date: June 30, 2025 Page 1-17 waste rock materials from the open pit. Subsequent raises will be constructed from compacted cyclone sand generated from the scavenger tailings stream using hydro-cyclones. The maximum embankment height will be approximately 67 m from the crest to the lowest point at the toe. The rougher/scavenger tailings and the cleaner/scavenger tailings are deposited and stored in separate areas within the TSF. The rougher-scavenger tailings contain mostly non-sulphide gangue minerals, while the cleaner scavenger tailings contain most of the sulphide gangue minerals. The latter is kept underwater to prevent acid generation from the oxidation of the sulphide minerals. General arrangements illustrating the staged development together with a typical embankment cross section are shown in Item 18. 1.15 WATER MANAGEMENT The Mine requires approximately 4–10 Mm3 of makeup water per year, depending on climatic inputs to the water balance, to meet its operational requirements. Makeup water is sourced from existing and permitted long-term water sources which include a combination of groundwater from the Lower Rainbow Valley Well Field, wells internal to the Mine and TSF, the Philip Lake aquifer, and the Meadows Well Field. Permitted surface water sources consist of Rainbow Creek and Philip Lake #1, and annual surface runoff and freshet. Water source locations are both within the Mines Act Permitted Mine Area and tenured through Licences of Occupation held by Mount Milligan outside the Permitted Mine Area. Because permitted water withdrawals may affect flows in Rainbow Creek, Meadows Creek and Philip Creek downstream of Philip Lake #1, the Site-Wide Adaptive Management and Monitoring Plan (SWAMMP), which outlines the monitoring programs and the ways in which monitoring data are used to support decisions about water management to protect fish and other aquatic resources, was prepared. Implementation of the SWAMMP is a requirement under the Water Sustainability Act licences of the Mine and is applicable to water sources that are currently licensed. 1.16 ENVIRONMENT AND PERMITTING The environmental assessment and permitting framework for mining in Canada, and British Columbia in particular, is well established, providing a comprehensive mechanism for reviewing major projects to assess potential impacts. The government authorizations held by Mount Milligan Mine, including the environmental assessment certificate, the Mines Act permit, Environmental Management Act permits, and ancillary licences, followed rigorous and robust regulatory processes. The mine has been operating under these approvals since commencement with amendments pursued and received as required. Mount Milligan Mine is or will be in the process of applying for additional amendments required for the revised LOM plan.

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1.17 COMMUNITY SUSTAINABILITY

In 2006, Terrane initiated a consultation program with local communities and Indigenous groups. In May 2008, Terrane convened a Community Sustainability Committee whose membership comprises local Indigenous groups and regional stakeholders from the communities of Fort St James, Vanderhoof, Mackenzie and Prince George. The Committee acts as TCM's primary mechanism for community engagement concerning the mine's activities and investments into the region. TCM meets with the Community Sustainability Committee on a biannual basis to discuss issues and disburse money from the Community Project Fund to applications meeting defined criteria.

TCM is also party to a Socio-Economic Agreement with the McLeod Lake Indian Band and an Impact Benefit Agreement with Nak'azdli Whut'en. Both agreements commit the Company to the provision of financial payments, and these amounts have been incorporated into the economic analysis in this Technical Report.

1.18 CAPITAL AND OPERATING COSTS

Capital cost estimates for the extended mine life are largely comprising mining equipment purchases and rebuilds, plant improvements, and tailings dam construction and raises.

As summarized in Table 1-4 the LOM capital expenditures required to exploit the Mineral Reserves in the LOM plan are estimated at $925 million, which includes the replacement or refurbishment of haulage trucks, a shovel and some auxiliary equipment. Major component rebuilds of the mobile fleet have been estimated based on expected operating hours per component.

Table 1-4: Capital Cost Summary

Costs summary (total LOM)	Sustaining capital ($ M)	Non-sustaining capital ($ M)	Total ($ M)
Mining	370	36	406
Processing (including water supply)	98	36	134
TSF dams	237	114	351
G&A	34		34
Total	**739**	**186**	**925**

Operating costs for the LOM are summarized on Table 1-5. LOM on-site costs are estimated at $6.5 billion and $13.44/t processed. Off-site costs are estimated at $1.38/t.

Effective Date: June 30, 2025 Page 1-18

TECHNICAL REPORT ON THE MOUNT MILLIGAN MINE Effective Date: June 30, 2025 Page 1-19 Table 1-5: Operating Cost Estimate Cost category $ M $/t Mining 2,391 4.95 Processing 2,692 5.57 Administration 1,021 2.11 Transportation 388 0.81 Subtotal for on-site costs 6,492 13.44 Royalties 298 0.62 Treatment and refining 207 0.43 Selling and marketing 159 0.33 Total 7,156 14.82 The all-in sustaining cost per ounce sold, on a by-product basis, which includes sustaining capital and accounts for copper and silver revenue as a credit, is estimated to average $950/oz of gold for the period from 2025 to the end of the LOM. All-in sustaining cost per ounce sold, on a by-product basis, is a non-GAAP financial performance measure. For further information please see the Non-GAAP Measures discussion in the Cautionary Notes preceding the Table of Contents of this document. 1.19 FINANCIAL EVALUATION The net undiscounted cash flows for the Mount Milligan Mine from July 1, 2025 to the end of 2045 are estimated at $2,127 million. The after-tax net present value (NPV) of the LOM cash flow, discounted at 5% is estimated at $1,492 million. Table 1-6: Economic Analysis Summary Item Total ($ M) Net gold revenue 5,694 Net copper revenue 5,034 Net Silver revenue 408 Total revenue 10,929 Net undiscounted cash flow 2,127

TECHNICAL REPORT ON THE MOUNT MILLIGAN MINE Effective Date: June 30, 2025 Page 2-20 2 INTRODUCTION Centerra, a global mining company organized under the laws of Canada, is engaged in the acquisition, exploration, development, and operation of mineral properties. Centerra’s shares are listed on the Toronto Stock Exchange under the trading symbol “CG” and the New York Stock Exchange under the trading symbol “CGAU”. This Technical Report summarizes the current and planned operations and the Mineral Reserves and Mineral Resources for the Mount Milligan Mine, located between Fort St James and Mackenzie, British Columbia, Canada. This Technical Report serves as an update to the Mineral Reserves which may extend the LOM. All currency figures in this Technical Report refer to US Dollars (US$), unless otherwise noted. 2.1 SOURCES OF INFORMATION This Technical Report is based on published material and data, professional opinions, and unpublished materials available to Centerra or prepared by its employees. In addition, certain information used to support this Technical Report was derived from previous technical reports on the Project and from reports and documents listed in the References Item. Other sources of data include geologic and block model reports, drill hole assay data, the block model, mine plans, cost estimates, and economic models that were prepared by employees of Centerra. Items of significant change from the 2022 Technical Report include copper and gold price assumptions, an expanded open pit mine, metallurgical recovery estimates, planned mineral processing throughput capacity, capital and operating costs, increased NSR cut-off value, and geologic model updates, which have resulted in an updated Mineral Resource and Mineral Reserve estimate and a new ultimate pit design and mining-processing schedule. This Technical Report has been prepared in compliance with NI 43-101 and follows the format set out in Form 43-101F1 for Technical Reports. 2.2 CONTRIBUTING PERSONS AND SITE INSPECTIONS This Technical Report has been prepared by the persons listed in Table 2-1, each of whom is a QP, as defined by NI 43-101. Other Centerra employees compiled certain Items of this Technical Report under the supervision of those identified in Table 2-1. These Centerra employees are experienced technical and accounting/ finance professionals in their respective areas of expertise.

TECHNICAL REPORT ON THE MOUNT MILLIGAN MINE

Table 2-1: Authors, Qualified Persons, and Responsibilities

Qualified Person	Qualification	Title	Primary area(s) of responsibility
Cheyenne Sica	P.Geo.	Exploration Manager; Centerra Gold Services Inc.	Geology, Exploration, Drilling, and Sample Preparation
Lars Weiershaeuser	P.Geo.	Director of Geology; Centerra Gold	Mineral Resource Estimate
Christopher Richings	P.Eng.	VP Technical Services; Centerra Gold	Mineral Reserves, Mining, Environmental, Economic Analysis
James Davidson	P.Eng.	Senior Process Consultant; Hatch Ltd	Metallurgy and Recovery Methods
Dominic Yeo	P.Eng.	Project Manager; Hatch Ltd	Infrastructure
Bradley Hamilton	P.Eng.	Senior Engineer; Knight Piésold	Geotechnical Engineering –WRSF, TSF

Cheyenne Sica visited the Mount Milligan Mine on several occasions during the previous year, most recently on May 14-16, 2025.

Lars Weiershaeuser visited the Mount Milligan Mine on several occasions during the previous year, most recently on June 25-27, 2025.

Christopher Richings visited the Mount Milligan Mine on several occasions during the previous year and most recently on October 7-9, 2025.

James Davidson visited the Mount Milligan Mine on July 29, 2025.

Dominic Yeo visited the Mount Milligan Mine once during the previous year, most recently on July 29, 2025.

Bradley Hamilton visited the Mount Milligan Mine once during the previous year and on July 29, 2025.

2.3 UNITS

This Technical Report utilizes metric units throughout as set forth in the Glossary included in Item 28.1. Grades are in percent of copper metal by weight and grams per tonne (g/t) for gold. Tonnages are metric tonnes of 2,204.6 pounds. Gold sales are measured in units of Troy ounces with a conversion of 31.1 grams per Troy ounce.

Effective Date: June 30, 2025 Page 2-21

TECHNICAL REPORT ON THE MOUNT MILLIGAN MINE Effective Date: June 30, 2025 Page 3-1 3 RELIANCE ON OTHER EXPERTS The QPs have not relied on other experts for the content of this report, excluding contracted consulting engineering companies with specific expertise.

TECHNICAL REPORT ON THE MOUNT MILLIGAN MINE Effective Date: June 30, 2025 Page 4-1 4 PROPERTY DESCRIPTION AND LOCATION 4.1 PROPERTY LOCATION The Mount Milligan Mine is located approximately 160 km north-northwest of Prince George in north-central British Columbia, Canada. Figure 4-1 shows the location of the mine relative to the nearest communities. Figure 4-1: Mount Milligan Location 4.2 PROPERTY DESCRIPTION The Mount Milligan Mine is situated in Mining Lease 631503 surrounded by many mineral claims which form the Mount Milligan Property. Figure 4-2 is a plan view of the Mineral Tenure Map.

TECHNICAL REPORT ON THE MOUNT MILLIGAN MINE

Figure 4-2: Mount Milligan Mineral Tenure Map


Mount Milligan
Quesnel Porphyry Belt
British Columbia
Mineral Tenure
Legend
Mount Milligan Mineral Tenure
Mount Milligan Mining Lease Outline
Mount Milligan Access Roads
Map Extent
Date: Thursday, July 17, 2025
Projection: NAD 1983 UTM Zone 10N
Filename: MTM_LND_TEN_A5_Tenure
420,000
430,000
440,000
450,000
460,000
6,120,000
6,110,000
6,100,000
6,090,000
6,080,000
10
km

The Property is composed of 142 mineral claims and one mineral lease, covering a total area of 77,740.49 ha, the details of which are depicted in Table 4-1.

Table 4-1: List of Mineral Tenures as of July 2025

Project	Tenure no.	Claim name	Holder	Title type	Issue date	Good to date	Status	Area (ha)
Mount Milligan	631503		TCM (100%)	Lease	09-Sep-09	09-Sep-26	Good	5,138.00
Mount Milligan	1030396	GD1	TCM (100%)	Claim	19-Aug-14	18-Mar-32	Good	369.15
Mount Milligan	1030397	GD2	TCM (100%)	Claim	19-Aug-14	18-Mar-32	Good	664.14
Mount Milligan	1030398	GD3	TCM (100%)	Claim	19-Aug-14	18-Mar-32	Good	1,106.89
Mount Milligan	1036881	DB1	TCM (100%)	Claim	23-Jun-15	18-Mar-32	Good	277.05
Mount Milligan	1036882	DB2	TCM (100%)	Claim	23-Jun-15	18-Mar-32	Good	110.79
Mount Milligan	1050265		TCM (100%)	Claim	24-Feb-17	18-Mar-32	Good	1,334.17
Mount Milligan	1079602		TCM (100%)	Claim	16-Nov-20	18-Mar-32	Good	664.34
Mount Milligan	1079603		TCM (100%)	Claim	16-Nov-20	18-Mar-32	Good	553.30
Mount Milligan	1079604		TCM (100%)	Claim	16-Nov-20	18-Mar-32	Good	886.34
Mount Milligan	1079605		TCM (100%)	Claim	16-Nov-20	18-Mar-32	Good	1,034.12
Mount Milligan	1079606		TCM (100%)	Claim	16-Nov-20	18-Mar-32	Good	885.79
Mount Milligan	1079607		TCM (100%)	Claim	16-Nov-20	18-Mar-32	Good	737.74
Mount Milligan	1079608		TCM (100%)	Claim	16-Nov-20	18-Mar-32	Good	885.79

Effective Date: June 30, 2025 Page 4-2

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TECHNICAL REPORT ON THE MOUNT MILLIGAN MINE

Project	Tenure no.	Claim name	Holder	Title type	Issue date	Good to date	Status	Area (ha)
Mount Milligan	1079609		TCM (100%)	Claim	16-Nov-20	18-Mar-32	Good	737.74
Mount Milligan	1079610		TCM (100%)	Claim	16-Nov-20	18-Mar-32	Good	738.39
Mount Milligan	1079611		TCM (100%)	Claim	16-Nov-20	18-Mar-32	Good	645.59
Mount Milligan	1093204		TCM (100%)	Claim	10-Feb-22	18-Mar-32	Good	1,670.67
Mount Milligan	1093205		TCM (100%)	Claim	10-Feb-22	18-Mar-32	Good	1,373.74
Mount Milligan	1101951	OLD FASHIONED	TCM (100%)	Claim	03-Feb-23	18-Mar-32	Good	1,771.44
Mount Milligan	512884		TCM (100%)	Claim	18-May-05	18-Mar-32	Good	369.63
Mount Milligan	512887		TCM (100%)	Claim	18-May-05	18-Mar-32	Good	295.84
Mount Milligan	512888		TCM (100%)	Claim	18-May-05	18-Mar-32	Good	369.98
Mount Milligan	512890		TCM (100%)	Claim	18-May-05	18-Mar-32	Good	296.12
Mount Milligan	512891		TCM (100%)	Claim	18-May-05	18-Mar-32	Good	554.45
Mount Milligan	512897		TCM (100%)	Claim	18-May-05	18-Mar-32	Good	444.34
Mount Milligan	512907		TCM (100%)	Claim	18-May-05	18-Mar-32	Good	424.90
Mount Milligan	512909		TCM (100%)	Claim	18-May-05	18-Mar-32	Good	351.09
Mount Milligan	512913		TCM (100%)	Claim	18-May-05	18-Mar-32	Good	665.24
Mount Milligan	512919		TCM (100%)	Claim	18-May-05	18-Mar-32	Good	444.32
Mount Milligan	512921		TCM (100%)	Claim	18-May-05	18-Mar-32	Good	518.37
Mount Milligan	512923		TCM (100%)	Claim	18-May-05	18-Mar-32	Good	332.43
Mount Milligan	512924		TCM (100%)	Claim	18-May-05	18-Mar-32	Good	665.17
Mount Milligan	512925		TCM (100%)	Claim	18-May-05	18-Mar-32	Good	73.96
Mount Milligan	512927		TCM (100%)	Claim	18-May-05	18-Mar-32	Good	406.70
Mount Milligan	512930		TCM (100%)	Claim	18-May-05	18-Mar-32	Good	480.65
Mount Milligan	512931		TCM (100%)	Claim	18-May-05	18-Mar-32	Good	480.34
Mount Milligan	512932		TCM (100%)	Claim	18-May-05	18-Mar-32	Good	92.34
Mount Milligan	512933		TCM (100%)	Claim	18-May-05	18-Mar-32	Good	517.13
Mount Milligan	512934		TCM (100%)	Claim	18-May-05	18-Mar-32	Good	554.33
Mount Milligan	512935		TCM (100%)	Claim	18-May-05	18-Mar-32	Good	443.67
Mount Milligan	512936		TCM (100%)	Claim	18-May-05	18-Mar-32	Good	720.56
Mount Milligan	512937		TCM (100%)	Claim	18-May-05	18-Mar-32	Good	517.35
Mount Milligan	512938		TCM (100%)	Claim	18-May-05	18-Mar-32	Good	462.14
Mount Milligan	512939		TCM (100%)	Claim	18-May-05	18-Mar-32	Good	462.14
Mount Milligan	512940		TCM (100%)	Claim	18-May-05	18-Mar-32	Good	462.13
Mount Milligan	512941		TCM (100%)	Claim	18-May-05	18-Mar-32	Good	665.85
Mount Milligan	512942		TCM (100%)	Claim	18-May-05	18-Mar-32	Good	554.88
Mount Milligan	512943		TCM (100%)	Claim	18-May-05	18-Mar-32	Good	370.07
Mount Milligan	512944		TCM (100%)	Claim	18-May-05	18-Mar-32	Good	369.86
Mount Milligan	512945		TCM (100%)	Claim	18-May-05	18-Mar-32	Good	462.32
Mount Milligan	512960		TCM (100%)	Claim	18-May-05	18-Mar-32	Good	203.41
Mount Milligan	521164	MILL 1	TCM (100%)	Claim	14-Oct-05	18-Mar-32	Good	332.89
Mount Milligan	521165	MILL 2	TCM (100%)	Claim	14-Oct-05	18-Mar-32	Good	443.91
Mount Milligan	521177	MILL 3	TCM (100%)	Claim	14-Oct-05	18-Mar-32	Good	444.09
Mount Milligan	521178	MILL 4	TCM (100%)	Claim	14-Oct-05	18-Mar-32	Good	277.54
Mount Milligan	521179	MILL 5	TCM (100%)	Claim	14-Oct-05	18-Mar-32	Good	462.76
Mount Milligan	521180	MILL 6	TCM (100%)	Claim	14-Oct-05	18-Mar-32	Good	370.23
Mount Milligan	521181	MILL 7	TCM (100%)	Claim	14-Oct-05	18-Mar-32	Good	351.72

Effective Date: June 30, 2025 Page 4-3

TECHNICAL REPORT ON THE MOUNT MILLIGAN MINE

Project	Tenure no.	Claim name	Holder	Title type	Issue date	Good to date	Status	Area (ha)
Mount Milligan	521182	MILL 8	TCM (100%)	Claim	14-Oct-05	18-Mar-32	Good	444.45
Mount Milligan	521183	MILL 9	TCM (100%)	Claim	14-Oct-05	18-Mar-32	Good	370.37
Mount Milligan	521184	MILL10	TCM (100%)	Claim	14-Oct-05	18-Mar-32	Good	296.3
Mount Milligan	521185	MILL 11	TCM (100%)	Claim	14-Oct-05	18-Mar-32	Good	444.47
Mount Milligan	521186	MILL 12	TCM (100%)	Claim	14-Oct-05	18-Mar-32	Good	444.5
Mount Milligan	521187	MILL 13	TCM (100%)	Claim	14-Oct-05	18-Mar-32	Good	407.60
Mount Milligan	521189	MILL 14	TCM (100%)	Claim	14-Oct-05	18-Mar-32	Good	370.63
Mount Milligan	521190	MILL 15	TCM (100%)	Claim	14-Oct-05	18-Mar-32	Good	463.04
Mount Milligan	521191	MILL 16	TCM (100%)	Claim	14-Oct-05	18-Mar-32	Good	463.04
Mount Milligan	521192	MILL 17	TCM (100%)	Claim	14-Oct-05	18-Mar-32	Good	370.43
Mount Milligan	521193	MILL 18	TCM (100%)	Claim	14-Oct-05	18-Mar-32	Good	370.62
Mount Milligan	521194	MILL 19	TCM (100%)	Claim	14-Oct-05	18-Mar-32	Good	463.28
Mount Milligan	521195	MILL 20	TCM (100%)	Claim	14-Oct-05	18-Mar-32	Good	463.28
Mount Milligan	521196	MILL 21	TCM (100%)	Claim	14-Oct-05	18-Mar-32	Good	444.63
Mount Milligan	521197	MILL 22	TCM (100%)	Claim	14-Oct-05	18-Mar-32	Good	444.64
Mount Milligan	521198	MILL 23	TCM (100%)	Claim	14-Oct-05	18-Mar-32	Good	463.38
Mount Milligan	521199	MILL 24	TCM (100%)	Claim	14-Oct-05	18-Mar-32	Good	463.37
Mount Milligan	521200	MILL 25	TCM (100%)	Claim	14-Oct-05	18-Mar-32	Good	463.38
Mount Milligan	521201	MILL 26	TCM (100%)	Claim	14-Oct-05	18-Mar-32	Good	185.35
Mount Milligan	521202	MILL 27	TCM (100%)	Claim	14-Oct-05	18-Mar-32	Good	445.05
Mount Milligan	521203	MILL 28	TCM (100%)	Claim	14-Oct-05	18-Mar-32	Good	445.05
Mount Milligan	521204	MILL 29	TCM (100%)	Claim	14-Oct-05	18-Mar-32	Good	445.05
Mount Milligan	521205	MILL 30	TCM (100%)	Claim	14-Oct-05	18-Mar-32	Good	445.05
Mount Milligan	521206	MILL 31	TCM (100%)	Claim	14-Oct-05	18-Mar-32	Good	463.57
Mount Milligan	521207	MILL 32	TCM (100%)	Claim	14-Oct-05	18-Mar-32	Good	370.85
Mount Milligan	521208	MILL 33	TCM (100%)	Claim	14-Oct-05	18-Mar-32	Good	445.21
Mount Milligan	521209	MILL 34	TCM (100%)	Claim	14-Oct-05	18-Mar-32	Good	445.21
Mount Milligan	521210	MILL 35	TCM (100%)	Claim	14-Oct-05	18-Mar-32	Good	445.21
Mount Milligan	521212	MILL 36	TCM (100%)	Claim	14-Oct-05	18-Mar-32	Good	333.91
Mount Milligan	521213	MILL 37	TCM (100%)	Claim	14-Oct-05	18-Mar-32	Good	166.95
Mount Milligan	524891	ARM	TCM (100%)	Claim	08-Jan-06	18-Mar-32	Good	463.04
Mount Milligan	524892	STRONG	TCM (100%)	Claim	08-Jan-06	18-Mar-32	Good	463.37
Mount Milligan	579598		TCM (100%)	Claim	28-Mar-08	18-Mar-32	Good	295.75
Mount Milligan	579599		TCM (100%)	Claim	28-Mar-08	18-Mar-32	Good	295.63
Mount Milligan	579600		TCM (100%)	Claim	28-Mar-08	18-Mar-32	Good	369.69
Mount Milligan	579602		TCM (100%)	Claim	28-Mar-08	18-Mar-32	Good	369.53
Mount Milligan	580741		TCM (100%)	Claim	08-Apr-08	18-Mar-32	Good	443.03
Mount Milligan	580742		TCM (100%)	Claim	08-Apr-08	18-Mar-32	Good	443.03
Mount Milligan	580743		TCM (100%)	Claim	08-Apr-08	18-Mar-32	Good	406.15
Mount Milligan	580744		TCM (100%)	Claim	08-Apr-08	18-Mar-32	Good	461.71
Mount Milligan	580745		TCM (100%)	Claim	08-Apr-08	18-Mar-32	Good	461.70
Mount Milligan	580746		TCM (100%)	Claim	08-Apr-08	18-Mar-32	Good	461.46
Mount Milligan	580747		TCM (100%)	Claim	08-Apr-08	18-Mar-32	Good	461.7
Mount Milligan	580748		TCM (100%)	Claim	08-Apr-08	18-Mar-32	Good	461.46
Mount Milligan	580749		TCM (100%)	Claim	08-Apr-08	18-Mar-32	Good	461.46

Effective Date: June 30, 2025 Page 4-4

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TECHNICAL REPORT ON THE MOUNT MILLIGAN MINE

Project	Tenure no.	Claim name	Holder	Title type	Issue date	Good to date	Status	Area (ha)
Mount Milligan	580750		TCM (100%)	Claim	08-Apr-08	18-Mar-32	Good	461.70
Mount Milligan	595146		TCM (100%)	Claim	01-Dec-08	18-Mar-32	Good	443.63
Mount Milligan	595163		TCM (100%)	Claim	01-Dec-08	18-Mar-32	Good	147.88
Mount Milligan	677107	FURB	TCM (100%)	Claim	01-Dec-09	18-Mar-32	Good	462.42
Mount Milligan	677785		TCM (100%)	Claim	02-Dec-09	18-Mar-32	Good	147.80
Mount Milligan	678524		TCM (100%)	Claim	03-Dec-09	18-Mar-32	Good	464.02
Mount Milligan	678527		TCM (100%)	Claim	03-Dec-09	18-Mar-32	Good	464.00
Mount Milligan	678536		TCM (100%)	Claim	03-Dec-09	18-Mar-32	Good	389.75
Mount Milligan	678564		TCM (100%)	Claim	03-Dec-09	18-Mar-32	Good	464.01
Mount Milligan	678583		TCM (100%)	Claim	03-Dec-09	18-Mar-32	Good	464.03
Mount Milligan	678588		TCM (100%)	Claim	03-Dec-09	18-Mar-32	Good	464.27
Mount Milligan	678603		TCM (100%)	Claim	03-Dec-09	18-Mar-32	Good	55.66
Mount Milligan	679483		TCM (100%)	Claim	05-Dec-09	18-Mar-32	Good	461.95
Mount Milligan	679484		TCM (100%)	Claim	05-Dec-09	18-Mar-32	Good	221.70
Mount Milligan	679485		TCM (100%)	Claim	05-Dec-09	18-Mar-32	Good	350.94
Mount Milligan	679505		TCM (100%)	Claim	05-Dec-09	18-Mar-32	Good	369.23
Mount Milligan	679506		TCM (100%)	Claim	05-Dec-09	18-Mar-32	Good	443.13
Mount Milligan	679509		TCM (100%)	Claim	05-Dec-09	18-Mar-32	Good	462.18
Mount Milligan	896789	MILL 9	TCM (100%)	Claim	13-Sep-11	18-Mar-32	Good	18.48
Max	1076910		TCM (100%)	Claim	23-Jun-20	18-Mar-32	Good	1,786.32
Max	1076911		TCM (100%)	Claim	23-Jun-20	18-Mar-32	Good	1,857.98
Max	1076912		TCM (100%)	Claim	23-Jun-20	18-Mar-32	Good	1,860.67
Max	1076913		TCM (100%)	Claim	23-Jun-20	18-Mar-32	Good	744.81
Max	1076914		TCM (100%)	Claim	23-Jun-20	18-Mar-32	Good	1,860.40
Max	1076915		TCM (100%)	Claim	23-Jun-20	18-Mar-32	Good	223.42
Max	1076916		TCM (100%)	Claim	23-Jun-20	18-Mar-32	Good	725.95
Max	1076917		TCM (100%)	Claim	23-Jun-20	18-Mar-32	Good	148.7
Max	530480	NEWCOPPER WEST	TCM (51%) JAMA (49%)	Claim	24-Mar-06	18-Mar-32	Good	464.44
Max	532537	MAX COPPER	TCM (51%) JAMA (49%)	Claim	18-Apr-06	18-Mar-32	Good	464.44
Max	532538	MAX COPPER 2	TCM (51%) JAMA (49%)	Claim	18-Apr-06	18-Mar-32	Good	464.61
Max	532540	MAX COPPER 3	TCM (51%) JAMA (49%)	Claim	18-Apr-06	18-Mar-32	Good	464.78
Max	532541	MAX COPPER 4	TCM (51%) JAMA (49%)	Claim	18-Apr-06	18-Mar-32	Good	445.90
Max	532542	MAX COPPER 5	TCM (51%) JAMA (49%)	Claim	18-Apr-06	18-Mar-32	Good	371.80
Max	532543	MAX COPPER 6	TCM (51%) JAMA (49%)	Claim	18-Apr-06	18-Mar-32	Good	334.60
Max	532635	MAX COPPER 7	TCM (51%) JAMA (49%)	Claim	19-Apr-06	18-Mar-32	Good	446.14
Max	532638	MAX COPPER 8	TCM (51%) JAMA (49%)	Claim	19-Apr-06	18-Mar-32	Good	222.95
Max	551895	MAX COPPER SOUTH	TCM (51%) JAMA (49%)	Claim	13-Feb-07	18-Mar-32	Good	464.93

Effective Date: June 30, 2025 Page 4-5

TECHNICAL REPORT ON THE MOUNT MILLIGAN MINE Effective Date: June 30, 2025 Page 4-6 Project Tenure no. Claim name Holder Title type Issue date Good to date Status Area (ha) Max 842877 TCM (51%) JAMA (49%) Claim 12-Jan-11 18-Mar-32 Good 445.70 Max 842878 TCM (51%) JAMA (49%) Claim 12-Jan-11 18-Mar-32 Good 278.56 The mine site comprises an open pit mine, TSF, mineralized stockpiles, a processing plant, workshop, warehouse, administration buildings, and camp. Figure 4-3 provides a plan view of the Project. Figure 4-3: Plan View of the Mount Milligan Mine Site 4.3 UNDERLYING AGREEMENTS 4.3.1 H.R.S. Resources Royalty In accordance with an option agreement dated July 16, 1986, as amended, between H.R.S. Resources Corp., successor in interest to Richard Haslinger, and TCM as the successor in interest to Goldcorp Canada Ltd, H.R.S. Resources Corp. is entitled to a royalty payment equivalent to a 2% NSR on production from four mineral claims collectively called the HEIDI claims. The HEIDI claims form a portion of the mining lease. In accordance with the terms of the royalty agreement, the royalty has been payable

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TECHNICAL REPORT ON THE MOUNT MILLIGAN MINE

since June 25, 2016 (of the third year of commercial production). TCM has the right of first refusal on any proposed sale of the royalty by H.R.S. Resources Corp.

4.3.2 Stream Agreement with Royal Gold

Pursuant to an agreement, dated October 2010, as subsequently amended in December 2011, August 2012, December 2014, and October 20, 2016 (the Stream Agreement), with RGLD AG and Royal Gold, Inc. (collectively Royal Gold), Thompson Creek Metals Company Inc. (TCM, now a wholly-owned subsidiary of Centerra) agreed to sell to Royal Gold 52.25% of the gold produced and 18.75% of the copper production at the Mount Milligan Mine. Royal Gold pays $435/oz of gold delivered and pays 15% of the spot price per metric tonne of copper delivered.

In February 2024, Centerra and TCM entered into an additional agreement (the Additional Royal Gold Agreement) with Royal Gold that provides supplementary payments to Mount Milligan for gold and copper sold to Royal Gold. The original Stream Agreement is not affected by the Additional Agreement, the combined effects of which are shown in Table 4-2 and Table 4-3 for gold and copper, respectively.

Table 4-2: Summary of Additional Gold Stream Agreement Effects

Gold delivery threshold (after January 1, 2024)	Approximate Year (1)	Gold payments received from Royal Gold	
		Additional Royal Gold Agreement plus Existing Stream Agreement	Existing Stream Agreement
Until either 375,000 ounces of gold or 30,000 tonnes of copper have been delivered to Royal Gold (the "First Threshold")	2024–2029	$435/oz	$435/oz
After the First Threshold until 665,000 ounces of gold have been delivered to Royal Gold (the "Second Gold Threshold")	2030–2035	Lower of $850/oz and 50% of spot gold price	$435/oz
After 665,000 ounces of gold have been delivered to Royal Gold	2036+	Lower of $1,050/oz and 66% of spot gold price	$435/oz

(1) Approximate year estimates are based on production forecasts.

Table 4-3: Summary of Additional Copper Stream Agreement Effects

Copper delivery threshold (after January 1, 2024)	Approximate Year (1)	Copper payments received from Royal Gold	
		Additional Royal Gold Agreement plus Existing Stream Agreement	Existing Stream Agreement
Until either 375,000 ounces of gold or 30,000 tonnes of copper have been delivered to Royal Gold (the "First Threshold")	2024–2029	15% of spot copper price	15% of spot copper price
After the First Threshold until 60,000 tonnes of copper have been delivered to Royal Gold (the "Second Copper Threshold")	2030–2035	50% of spot copper price	15% of spot copper price
After 60,000 tonnes of copper have been delivered to Royal Gold	2036+	66% of spot copper price	15% of spot copper price

(1) Approximate year estimates are based on production forecasts.

Effective Date: June 30, 2025 Page 4-7

TECHNICAL REPORT ON THE MOUNT MILLIGAN MINE Effective Date: June 30, 2025 Page 4-8 For additional details on the Stream Agreement and the Additional Royal Gold Agreement, including as to the pre-threshold payments payable by Royal Gold as well as the payments made and to be made by Centerra and TCM under the Additional Royal Gold Agreement, please refer to Item 19.2.2. 4.3.3 BCGold Royalty Pursuant to an agreement dated June 30, 2015, Terrane agreed to pay BCGold Corp. a royalty equal to 2.5% of the NSR on all products regarding two mineral tenures, numbers 524891 and 524892, south of the Mount Milligan mining lease, historically referred to as the ‘Rainbow Claims’ of BCGold. Terrane purchased the properties in exchange for cash (CA$35,000) in addition to the NSR royalty and agreed to be responsible for any costs or acts required to keep the mineral titles in good standing. These tenures are outside of the current Mine Plan but within the greenfield exploration target areas. 4.4 PERMITS AND AUTHORIZATION All required permits and authorizations for the Mount Milligan Mine and surrounding tenements are currently in place and valid through 2029, including closure plans and all necessary environmental approvals. From time to time, based upon proposed changes to site activities and infrastructure, the complex’s closure plans and permits will be amended and/or new permits will be required. Currently, there is an application under review to extend permits to 2035, with a decision expected by the end of 2025. Further information on site permits, including a list of all key environmental permits and approvals is provided in Item 20. 4.5 ENVIRONMENTAL FINANCIAL OBLIGATIONS Environmental liabilities associated with the Mount Milligan Mine include closure costs associated with the mine, mill, and the tailings storage and management area. The security currently held with the BC Ministry of Mines is CA$51.3 million. Further information on the closure plans for Mount Milligan is found in Item 20.3 and Item 20.5. 4.6 OTHER RISK FACTORS The QPs are not aware of any environmental liabilities relating to the Mount Milligan Mine not discussed in this Technical Report and Centerra has obtained all required permits and/or has reasonable expectations to obtain all required permits to conduct the proposed work to achieve the work program outlined in this report. The QPs are not aware of any other significant factors and risks that may affect access, title, or the right or ability to perform the proposed work program on the Mount Milligan Mine.

centerragold
TECHNICAL REPORT ON THE MOUNT MILLIGAN MINE

5 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE, AND PHYSIOGRAPHY

5.1 ACCESS

The Mount Milligan Mine is located in the northeast of the regional district of Bulkley-Nechako. The mine site is easily accessed by road from Prince George (population approximately 79,000) in the south or Smithers (population approximately 5,500) in the east; both towns are located in British Columbia and are regional centres which are serviced by commercial airlines multiple times a day. From Prince George access is via Highway 16 west to Vanderhoof and Highway 27 north to Fort St James, after which well-maintained Forest Service Roads (primarily the North Germansen Road) lead to the mine. From Smithers access is via Mackenzie on the Finlay Philip Forest Service Road and the North Philip Forest Service Road. Due to the dense network of local forest service roads, alternative options are available. The forest service roads are maintained in good condition by the various user groups. Road travel to the site of the Mount Milligan Mine is 254 km from Prince George.

5.2 CLIMATE

The area has short, cool summers and cold winters typical of the sub-boreal spruce zone (Koeppen Dfb or Dfc, depending on exact location and elevation). Average temperatures and precipitation (2000 to 2025) for the district are shown in Figure 5-1.

Figure 5-1: Summary Climate Data for the Regional District of Bulkley Nechako (data from: The Weather Network)


Temperature (°C)
20
15
10
5
0
-5
-10
-15
Precipitation
150
125
100
75
50
25
0
Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec
Rainfall (mm)
Snowfall (cm)
Temperature High
Temperature Low

Climate change predictions for the 2050s include an increase of average temperatures of 2.2°C to 4.3°C and up to 70 more frost-free days annually. Additionally, current modelling suggests an average increases of spring and fall precipitation of 5% to 21% and 9% to 26%, respectively, with a higher likelihood of extreme rainfall events and generally drier summer conditions (BC Climate Change Adaption Program, 2025). (Source: Bulkley-Nechako & Fraser-Fort George - BC Climate Change Adaptation Program | BC Climate Change Adaptation Program, accessed July 18, 2025).

Mining and processing activities occur throughout the year.

Effective Date: June 30, 2025 Page 5-1

TECHNICAL REPORT ON THE MOUNT MILLIGAN MINE Effective Date: June 30, 2025 Page 5-2 5.3 LOCAL RESOURCES Labour and services are available from the surrounding towns of Prince George, Fort St James, Mackenzie, Vanderhoof, Smithers and Fraser Lake. 5.4 INFRASTRUCTURE Mount Milligan Mine is accessible by commercial air carrier to Prince George, British Columbia, then by vehicle from the east via Mackenzie on the Finlay Philip Forest Service Road and the North Philip Forest Service Road, and from the west via Fort St James on the North Road and Rainbow Forest Service Road. Road travel to Mount Milligan Mine is 254 km from Prince George. The forestry-based communities of Mackenzie and Fort St James are within daily commuting distance of the mine. Canadian National Railway service is available from Fort St James and Mackenzie, which connects to the major western and eastern rail routes. Electric power is accessed by power line from the BC Hydro Kennedy Substation south of Mackenzie. Please see Item 18 for additional information regarding mine site infrastructure. 5.5 PHYSIOGRAPHY The Property lies near the northern boundary of the Southern Plateau and Mountain Region of the Canadian Cordilleran Interior System. More specifically, the Property is within the Nechako Plateau near the southern limits of the Swannell Range of the Omineca Mountains. The Property is dominated by a chain of peaks aligned in a north-south direction. Mount Milligan, which is 8 km north of the Project, is the highest of these peaks. It rises to the elevation of 1,508 m and is rounded and symmetrical in shape. The Mount Milligan Mine is south of its namesake mountain on the eastern slopes of the mountain chain, at an average elevation of 1,100 m. The project area is characterized by generally gentle relief. The Nechako Plateau was covered by the Cordilleran ice cap, which moved eastward and northward from the Coast Ranges towards the Rocky Mountains near McLeod Lake, over-riding the mountains, coating the landscape with a blanket of glacial till, and altering the pre-glacial drainage patterns. Drumlins, flutings, eskers, and melt-water channels of various dimensions are noticeable features of the plateau surface. The Property is well-drained except for depressions where natural vegetation succession has filled in ponds to form bog-like fens. Drainage from the area is to the northeast via Nation River into Williston Lake, which forms part of the Peace-Mackenzie River basin.

TECHNICAL REPORT ON THE MOUNT MILLIGAN MINE Effective Date: June 30, 2025 Page 6-1 6 HISTORY 6.1 PROPERTY OWNERSHIP, HISTORICAL EXPLORATION, AND DEVELOPMENT ACTIVITIES Table 6-1 summarizes historical ownership, mineral exploration and development activities of the area that has become the Mount Milligan Mine and property in northcentral British Columbia. A detailed description of the historical exploration and development activities of the Mount Milligan Mine and property from 1937 to 2016 is included in the previously published Centerra Gold Mount Milligan Technical Report, effective date December 31, 2021 (History – Item 6; Exploration – Item 9) (Centerra Gold, 2022 and references therein). For details on exploration and drilling programs from 2017 onward, see the Exploration (Item 9) and Drilling (Item 10) of this Technical Report. Table 6-1: Mount Milligan Historical Ownership and Development Timeline Year(s) Description 1929 Placer gold and platinum was discovered on Rainbow Creek by George Snell. 1931 Whole length of Rainbow Creek (over 40 km) staked and worked by nearly 100 men, gold was flat, well-worn, and not of local origin (Galloway, 1931). 1937 Prospecting in the geographical Mount Milligan area, George Snell. 1972 Pechiney Development Ltd drilled 5 holes to test geophysical and geochemical anomalies. 1983 R. Haslinger discovered copper-gold mineralization in bedrock exposed in a creek in what is now called the Saddle zone (formerly Creek zone). 1984-1986 R. Haslinger staked mineral claims; optioned claims to Selco-BP (in 1986 signed option agreement with Lincoln Resources Inc.). 1983-1985, BP Resources, through their Selco Division, completed initial reconnaissance surface geochemical surveys and revealed an extensive area of anomalous copper and gold in the deposit area, as well as geophysical surveys and trenching at the Creek, South Boundary, and North Slope zones. 1987 MBX Main deposit discovery; Lincoln Resources Inc. #12 drill hole. 1988 Lincoln reorganized to become United Lincoln Resources Inc. (United Lincoln) and Continental Gold Corp. (“Continental”) acquired 64% of the shares of United Lincoln. 1989 Drill programs outlined the known principal zones of the project, including the Southern Star deposit discovery, the 66 zone (named after drill hole 88-66), and the DWBX zone. Lincoln Resources and Continental amalgamated and changed its name to Continental Gold Corp. (“Continental”). 1990 Placer Dome Inc. purchased Mount Milligan. 1991 PFS completed for the development of a 60,000 tpd open pit mine and flotation process plant. Ongoing brownfield exploration including regional mapping and geophysical surveys. 1992 Intended to develop the mine in 1993 but project was determined to be sub-economic due to low metal prices. 1993 Obtained permits required for commercial production at 60,000 tpd that expired in 2003. 1996-1998 Re-evaluations completed. 2004-2005 Placer Dome resumed exploration after reprocessing historical data, including an updated resource block model and additional metallurgical testing. 2006 Placer Dome filed a Technical Report pursuant to NI 43-101 that stated an updated Mineral Resource estimate (Placer Dome Inc. News Release dated February 20, 2006; Lustig, 2006).

centerragold
TECHNICAL REPORT ON THE MOUNT MILLIGAN MINE

Year(s)	Description
	Barrick Gold Corp. purchased Placer Dome and sold Canadian assets to Goldcorp Inc.; Goldcorp sold Mount Milligan to Terrane Metals Corp. (Atlas Cromwell Ltd.); feasibility study and permitting process commenced with ongoing drill programs.
2008	Terrane completes Mount Milligan feasibility study and prepares to file Environmental Assessment (EA) application.
2009	October 2009, Terrane filed a Technical Report pursuant to NI 43-101 with an updated Mineral Resource estimate. EA approved (March); *Mines Act* permit received (September). Ongoing exploration activities including mapping, geochemical and geophysical programs, including helicopter supported ZTEM surveys.
2010	Thompson Creek Metals Company Inc. (TCM) acquired the development project through acquisition of Terrane; construction began mid-2010.
2013	Mine commissioned (October), phased start-up of the mine commenced on August 15, 2013.
2014	Commercial production achieved on February 18, 2014. Greenfield exploration work including mapping and geochemical sampling completed on the northeastern side of the property.
2016	Completed ramp-up (January); secondary crusher construction and commissioning; TCM acquired by Centerra Gold Inc. on October 20.

6.2 HISTORICAL PRODUCTION

Mine waste stripping activities began in 2012, while mill commissioning began in the third quarter of 2013. Commercial production was achieved in February 2014, defined as operation of the mill at 60% design capacity mill throughput for 30 consecutive days. Table 6-2 presents historical production tonnes, grade, recoveries and concentrate production for calendar years 2013 through 2024.

Table 6-2: Historical Production as of December 31, 2024

Years	Milled ore tonnage ('000 t)	Head grade		Metal recovery		Concentrate production		
		Cu (%)	Au (g/t)	Cu recovery (%)	Au recovery (%)	Concentrate ('000 dmt)	Cu (Mlb)	Au ('000 oz)
2013	2,055	0.29	0.56	79.2%	54.3%	18.7	10.4	20.1
2014	14,290	0.27	0.63	80.4%	63.1%	125.4	68.0	184.0
2015	16,138	0.26	0.64	80.2%	68.6%	140.7	75.2	226.0
2016	19,277	0.19	0.58	74.7%	58.9%	125.6	61.6	212.0
2017	17,743	0.18	0.64	78.9%	62.4%	121.5	56.4	228.1
2018	13,556	0.20	0.71	81.4%	64.5%	106.0	49.6	199.5
2019	16,350	0.26	0.53	81.3%	67.4%	159.5	75.0	187.8
2020	20,067	0.26	0.41	77.4%	62.9%	185.3	87.3	166.0
2021	20,900	0.21	0.46	78.3%	65.8%	162.3	77.0	201.5
2022	21,348	0.20	0.42	81.9%	66.9%	163.9	77.7	194.0
2023	21.680	0.18	0.36	77.6%	64.0%	142.3	65.2	158.4
2024	21.463	0.16	0.40	74.8%	62.8%	140.5	57.6	171.9
Total	**161,767**	**0.22**	**0.54**	**79.3%**	**64.2%**	**1,592**	**761**	**2,149**

All figures are shown on a 100% production basis without stream agreement deductions.

Effective Date: June 30, 2025 Page 6-2

TECHNICAL REPORT ON THE MOUNT MILLIGAN MINE Effective Date: June 30, 2025 Page 7-1 7 GEOLOGICAL SETTING AND MINERALIZATION 7.1 REGIONAL GEOLOGY The Mount Milligan deposit is located within the Quesnel terrane of the North American Cordillera. The Quesnel terrane is part of the Intermontane Belt, a composite belt of volcanic arc and oceanic terranes that evolved outboard of the western margin of North America (Nelson et al., 2013). The terranes of the Intermontane Belt are interpreted to have accreted to North America during the Middle Jurassic (Mihalynuk et al., 2004). The Quesnel terrane (Figure 7-1) represents a series of late Paleozoic to Jurassic island arcs. The oldest rocks assigned to the Quesnel terrane are Upper Paleozoic volcanic and sedimentary rocks of the Lay Range assemblage, overlain by the Middle to Upper Triassic Takla Group (Nelson and Bellefontaine, 1996). The Middle to Upper Triassic Takla Group is subdivided into a lower unit of basinal fine clastic sedimentary rocks, the Slate Creek Succession, and an upper unit of predominantly mafic to intermediate volcanic rocks, which is given a variety of names reflecting the presence of local volcanic centres and is referred to as the Witch Lake succession in the Mount Milligan deposit area (Nelson and Bellefontaine, 1996). The Takla Group in this area is overlain by intermediate volcanic rocks of the Lower Jurassic Chuchi Lake Succession. The Triassic and Early Jurassic volcanic packages have mildly alkaline, or shoshonitic, geochemical signatures (Barrie, 1993). The 180-km long Hogem intrusive complex represents the batholith core of the Quesnel terrane in northcentral BC. It generally evolved from more mafic peripheral to more felsic central phases, and from weakly alkaline to sub-alkaline compositions from the Late Triassic to Early Cretaceous; except for a more strongly alkaline Early Jurassic phase that includes the Chuchi syenite and Duckling Creek syenite complexes, known for being copper-gold prospective (Garnett, 1978; Devine et al., 2014). Mount Milligan is on trend with the Chuchi syenite complex at the southern end of the Hogem intrusive complex. At the latitude of Mount Milligan, the Quesnel terrane is juxtaposed against the Cassiar platform and the Slide Mountain terrane to the east and the Cache Creek and Stikine terranes to the west (Figure 7-1). On the east, the parautochthonous Cassiar platform includes Proterozoic to Paleozoic carbonate and siliciclastic strata that formed along the passive margin of Ancestral North America (Laurentia). The Slide Mountain terrane is composed of Late Paleozoic oceanic rocks that formed outboard of Ancestral North America. On the west, Stikine terrane is a Late Paleozoic to Mesozoic volcanic arc terrane with many similarities to Quesnel terrane. The Cache Creek terrane is a Late Paleozoic to Mesozoic accretionary complex that formed in an ocean basin outboard of the allochthonous Quesnel and Stikine terranes and became trapped between them during Mesozoic accretion and oroclinal closure (Mihalynuk et al., 1994).

TECHNICAL REPORT ON THE MOUNT MILLIGAN MINE

Figure 7-1: Regional Geological Setting


centerragold
Mount Milligan
Quesnel Porphyry Belt
British Columbia
Regional Geology
Legend
Mount Milligan Claim Boundary
BCGS Faults
BCGS Faults
BCGS Terrane
Younger Volcanics
Post Accretionary
Overlap
Cache Creek
Cariboo/Cassiar
Slide Mountain
Quesnel
Stikine
Ancestral North America
Date: Thursday, July 24, 2025
Projection: NAD 1983 UTM Zone 10N
Filename:
MTM_LND_TEN_A5_RegionalGeology
350,000
400,000
450,000
500,000
550,000
6,150,000
6,100,000
6,050,000
6,000,000
Germansen Batholith
Hogem Batholith
Manson Fault
Mackenzie
McLeod Lake Fault
Pinchi Fault
Fort St. James
Map Extent
50
km

On its western side, the Quesnel terrane is bounded by the Pinchi and Ingenika strike-slip faults and on its eastern side, it is bounded by northwest-trending thrust and strike-slip faults that include the Swannell fault, the Manson-McLeod fault system, and the Eureka thrust. The boundary between the Quesnel terrane and the Cassiar platform forms a complex structural zone (Schiarizza, 2004). It includes east-directed thrust faults of late Early Jurassic age that juxtapose the Quesnel terrane above the Cassiar platform (Ferri, 1997, 2000; Nixon et al., 1997). A Cretaceous shortening event formed west-directed structures that resulted in local reversals of the stacking order and locally juxtapose the Quesnel terrane against the obducted Slide Mountain terrane (Bellefontaine, 1989). The boundary is further complicated by Late Cretaceous to Tertiary dextral strike-slip and normal faults including the Manson-McLeod system east of Mount Milligan (Ferri, 1997; 2000).

Younger rocks commonly found in the region include Cretaceous granitic stocks and batholiths; Eocene volcanic and sedimentary rocks; flat-lying basalt of both Neogene and Quaternary age; and extensive blankets and veneers of Quaternary glacial till, glaciofluvial, and glaciolacustrine deposits.

Effective Date: June 30, 2025 Page 7-2

TECHNICAL REPORT ON THE MOUNT MILLIGAN MINE

7.2 LOCAL AND PROPERTY GEOLOGY

The Mount Milligan Property is mostly underlain by Upper Triassic volcanic rocks of the Witch Lake succession (Figure 7-2). The Witch Lake succession is moderately-to-steeply east-northeast dipping and characterized by augite-phyric volcaniclastic and lesser coherent basaltic andesite to andesite, with subordinate epiclastic beds.

In the northwestern part of the Mount Milligan Property, volcanic rocks are intruded by Early Jurassic to Cretaceous rocks of the Mount Milligan intrusive complex (Figure 7-2) located about 5–9 km north of the Mount Milligan porphyry deposit. The Early Jurassic component of the intrusive complex comprises monzonitic rocks with minor dioritic-monzodioritic and gabbroic-monzogabbroic rocks.

Figure 7-2: Geological Map of the Mount Milligan Deposits



MOUNTMILLIGAN
centerragold
Mount Milligan
Geology
1050 elevation
Legend
Overburden
Sedimentary rocks - combined
Post-mineral dykes - combined
Monzonite porphyry
Hydrothermal breccia
Latite volcanic - combined
Trachyte volcanic - combined
Andesite volcanic - combined
Ultimate pit boundary
Exploration faults
Resource model faults
Date: September 24, 2025
Scale: 1 to 3700
Projection: NAD 1983 UTM Zone 10N
W
E
Oliver
EMBX
GE stock
North Slope
Goldmark
DWBX
WBX
MBX stock
MBX
Goldmark stock
Great Eastern
Rainbow dyke
Saddle
66
Saddle West
Boundary
Southern Star
Southern Star stock
South Boundary
Rainbow Extension
0m
500m

The Mount Milligan porphyry deposit, including the MBX, Southern Star, Saddle, Great Eastern (GE), Goldmark, North Slope, and Heidi stocks and dyke complexes comprise the Heidi Lake stock cluster and are composed of monzonite porphyry rocks and various hydrothermal breccia phases. The Early Jurassic intrusions are coeval with the Chuchi Lake succession, which is not currently recognized on the property but lies approximately 15 km to the west. The relationship of the Heidi Lake stock cluster to the Mount Milligan intrusive complex is unknown.

Younger intrusions in the area include Cretaceous granites of the Mount Milligan intrusive complex, and Wolverine Metamorphic Complex. The latter includes schistose to gneissic amphibolite-grade

Effective Date: June 30, 2025 Page 7-3

TECHNICAL REPORT ON THE MOUNT MILLIGAN MINE Effective Date: June 30, 2025 Page 7-4 Windermere Group basement rocks of Ancestral North America that were rapidly exhumed in the Paleogene (Ferri et al., 1994; Staples, 2009). The Wolverine Metamorphic Complex rocks are locally exposed in the northeastern corner of the property (Figure 7-1). Tertiary sedimentary rocks locally overlie older rocks in wedge-shaped half-graben features evident on the east side of the deposit across the Great Eastern Fault (Figure 7-2). 7.3 LITHOLOGY 7.3.1 Witch Lake Succession Volcanic and volcaniclastic rocks of the Late Triassic Witch Lake succession are host rocks of the Mount Milligan deposit (Figure 7-2). Monolithic fragmental varieties of andesite (augite lapilli tuff, crystal tuff, and tuff), form most of the unit. Minor augite porphyritic flows are present in the west side of the deposit. Small, discontinuous heterolithic debris flows and polymictic breccias are found scattered throughout the deposit and are interbedded with the monolithic fragmental rocks. Plagioclase and/or hornblende phenocrysts are locally present within flows, individual lapilli, and crystal tuff. Much of the volcanic rocks to the east of the MBX and Southern Star stocks have historically been classified as latite (Figure 7-2). They were distinguished from andesitic volcanic rocks by a darker colour, a general absence of visible hornblende, and the presence of alteration minerals associated with the potassic assemblage including biotite, magnetite, and potassium feldspar. It is common to see only one or two of the potassic alteration minerals, and magnetite alteration is more common than biotite or potassium feldspar. These rocks may be more appropriately interpreted as potassically altered andesite equivalents, but for consistency in drill sections and models, drilling campaigns have continued to use the historical latite lithology codes. Rocks classified as trachyte are inter-bedded with ‘latite’ to the east and south of the MBX stock (Figure 7-2). They are characterized by high potassium feldspar content and a lack of mafic minerals. Minor fine-grained plagioclase is also present. Massive and bedded varieties of trachytic rocks are recognized in the volcanic stratigraphy. Bedded varieties are generally discontinuous and locally exhibit cross-bedding and graded bedding. Curvilinear pyrite-chlorite partings or bands of pyrite-chlorite are common along bedding planes. These rocks are now considered to be felsic volcanic and epiclastic units that have undergone potassic alteration. They are the most distinctive stratigraphic markers in the deposit area providing evidence that the geology is tilted to the east-northeast. Nelson et al. (1991) reported that the abundance of potassium feldspar in the volcanic rocks led past authors to a field classification of augite-porphyritic latites and banded trachytes. Microscopic examination indicated that the potassium-rich nature of the rocks is due to infiltration of secondary potassium feldspar in veinlets and microfractures, as clumps with pyrite and epidote, as seams in plagioclase phenocrysts, and as fine-grained aggregates along bedding planes in the sediments.

TECHNICAL REPORT ON THE MOUNT MILLIGAN MINE Effective Date: June 30, 2025 Page 7-5 7.3.2 Intrusive Rocks – Syn-Mineral The Main and Southern Star deposits are centred on two principal intrusive bodies, the MBX and Southern Star stocks. Several smaller intrusive bodies are recognized as being contemporaneous with the mineralizing events, including the Unnamed stock in the Saddle zone (formerly Creek zone) and the Goldmark stock (Figure 7-2). The MBX stock is a composite stock approximately 400 m in diameter, that generally dips moderately to the west. In more detail, it has been recognized throughout the deposit that the multiple intrusive phases making up a composite stock may have different orientations, with both west-northwest and west-southwest dipping phases. Since 2020, the exploration model has used a west-northwest dip in modelling porphyry intrusions, shown on east-west section that compares the model to earlier years in Figure 9-3. Potassically altered hydrothermal breccia occurs along the MBX stock margins. In the southeastern portion of the Main deposit, the Rainbow Dyke (a large sheet intrusion up to 50 m wide) protrudes from the footwall of the MBX stock. The dyke changes morphology from a sill-like body near the stock to a shallowly east-dipping curviplanar dyke, 200 m east of the stock, suggestive of a cone sheet (high level igneous intrusion). The Southern Star stock is a moderately west-dipping composite monzonite porphyry complex, approximately 800 m x 300 m in area. Its margins are more irregular and undulated than those of the MBX stock. Hydrothermal breccia is extensive throughout the Southern Star stock. Breccia bodies are typically graded from their margins inward by relatively unaltered monzonite to crackle brecciated monzonite, to well-developed mosaic breccia with strongly potassium feldspar altered matrix. The MBX and Southern Star stocks generally contain up to 30% sub-parallel plagioclase feldspar phenocrysts, 1–10 mm in length. These phenocrysts occur within a fine-grained greyish pink groundmass of potassium feldspar with lesser plagioclase feldspar, and accessory quartz, hornblende, biotite and magnetite. The Southern Star stock has coarser plagioclase phenocrysts than the core of the MBX stock. Porphyritic monzonite units vary texturally and compositionally within the composite stocks. Syn-mineralization plagioclase hornblende monzonite porphyry dykes are common throughout the Southern Star stock. 7.3.3 Intrusive Rocks – Post-Mineral Three major types of post-mineralization dykes cut the MBX Main and Southern Star deposits: trachytic, monzonitic, and dioritic varieties. These dykes are generally fresh-looking and lack sulphide mineralization. Trachytic dykes are the earliest and most common in the southwestern portion of the MBX, northern portion of the Southern Star deposit, and throughout the Saddle zone (Figure 7-2). They are up to 15 m

TECHNICAL REPORT ON THE MOUNT MILLIGAN MINE Effective Date: June 30, 2025 Page 7-6 wide and dip moderately to the northwest. They are grey, aphanitic to fine-grained, and may contain accessory magnetite. They often have late carbonate veins (calcite/dolomite) with sericite selvages. Monzonitic dykes are recognized throughout both deposits. They are up to 10 m wide and dip moderately to the northwest. The dykes are characterized by 15–35% fresh euhedral plagioclase phenocrysts up to 5 mm across in a dark aphanitic matrix and may contain augite phenocrysts up to 5 mm. Groundmass predominantly comprises fine-grained potassium feldspar as indicated by staining. Accessory magnetite is always present. Some monzonitic dykes are weakly propylitic altered. Dioritic dykes are the youngest intrusive rocks. Although they are recognized in both deposits, they are most common in the northern (MBX Main) deposit area. They are up to 5 m wide and dip steeply to the northeast. The dioritic dykes are characterized by abundant plagioclase phenocrysts up to 10 mm (often zoned) in a fine-grained groundmass and generally contain 2–4 mm long hornblende phenocrysts and minor quartz eyes up to 1 mm in diameter. Some dioritic dykes are weakly propylitic or carbonate altered. 7.3.4 Structure The volcanic stratigraphy within and around the Mount Milligan deposits generally dips moderately to steeply to the east-northeast. This is congruent with the geometry of the MBX and Southern Star stocks as moderately westerly dipping bodies and suggests that the entire Mount Milligan hydrothermal system has been tilted to the east-northeast. Exactly how and when this tilting occurred remains unclear; however, there are at least two episodes (Early-Middle Jurassic and Cretaceous-Paleogene) of deformation recognized on the property. Based on volcanic bedding measurements in oriented core from recent drilling programs, the dip of the volcanic stratigraphy shallows moving from west to east across the deposit, with sub-vertically dipping units in the South Boundary zone (west end of the deposit) and sub-horizontally dipping units in the Great Eastern Fault zone (east end of the deposit). This geometry suggests the porphyry deposit may have formed along the hinge of a synform fold structure, which was subsequently tilted. The structural style of the Mount Milligan area regionally, and at the scale of the deposit, is characterized by tilted fault blocks of differing stratigraphic levels bounded by steeply dipping east-northeast and northwest trending faults, as well as by north and northeast trending faults. At the regional scale, the fault geometry has been interpreted to reflect a releasing bend between transcurrent northwest-trending dextral faults during Late Cretaceous to Eocene time (Nelson and Bellefontaine, 1996). A similar scenario is observed at the deposit scale where adjacent fault blocks exhibit alteration and mineralization characteristic of deeper (e.g. MBX) and shallower or peripheral (e.g. 66, DWBX) porphyry environments. The timing relationship between northeast- and northwest-trending faults remains ambiguous, likely due in part to multiple reactivations of structures.

TECHNICAL REPORT ON THE MOUNT MILLIGAN MINE Effective Date: June 30, 2025 Page 7-7 A recent detailed structural investigation in the Mount Milligan open pit has recognized opposing shear sense indicators along northeast-trending structures, lending support for interpreted reactivation; these structures record an early dextral-reverse shear followed by later sinistral shear (Shaban and Barnett, 2019). Examples of faults in this orientation are the Alpine, North MBX, Saddle, Oliver and SS cross faults. Dextral reverse shear on these faults is interpreted to be Cretaceous in age, accommodating regional east-vergent shortening that was widespread in the Northern Cordillera at this time. The subsequent sinistral shear may have occurred during regional dextral transcurrent faulting along northwest-trending faults (Shaban and Barnett, 2019); the northeast-trending faults would be in the antithetic R’ orientation with respect to the main northwest-trending dextral faults and therefore would have accommodated minor sinistral shear. Shallow to moderately southeast- and east-dipping faults are documented to be the youngest structures in the immediate vicinity of the open pit (Shaban and Barnett, 2019). These include the Great Eastern Fault which juxtaposes hydrothermally altered Witch Lake succession rocks in its footwall against Tertiary sedimentary and volcanic rocks in its hanging-wall to the east, and the Rainbow fault, which is a well-developed southeast-side-down normal fault. They are interpreted to have formed as part of the Late Cretaceous-Paleogene dilational jog in the regional dextral fault system. Other northwest- and north-trending steeply-dipping faults occur outside of the pit and were not addressed in the recent structural investigation. These faults have been identified through drilling and geophysical interpretation and include the North Slope, King Richard, Goldmark, SS10, Triangle and Harris faults. They are interpreted as dextral-oblique normal faults predominantly, although some, such as the Harris fault, have apparent reverse sense of shear. There is evidence that at least some of these structures are long-lived, with a component of deformation that predates or is synchronous with Early Jurassic mineralization and accretion of the Quesnel terrane onto Ancestral North America. Several of the recognized east-northeast- and northwest-trending structures have been successfully targeted for high gold-low copper mineralization during recent exploration programs and exhibit enhanced phyllic alteration with late-stage pyrite-dominant veins. Similarly, at a regional scale, Nelson and Bellefontaine (1996) note that preferential emplacement of Early Jurassic intrusions along northeast and northwest trends suggests localization along pre-existing crustal scale structures. These would correspond to arc-parallel and arc-transverse structures globally recognized to localize magmatism and porphyry mineralization (Richards et al., 2001). 7.4 ALTERATION Alteration of host rocks at Mount Milligan is well developed. The alteration assemblages include potassic, sodic-calcic, inner- and outer-propylitic, and carbonate-phyllic (Jago et al., 2014), see Table 7-1. Overprint of the assemblages is common and can be locally additive or destructive of

TECHNICAL REPORT ON THE MOUNT MILLIGAN MINE Effective Date: June 30, 2025 Page 7-8 mineralization grade (Jago et al., 2014). Porphyry gold-copper mineralization broadly coincides with zones of initial potassic alteration (DeLong, 1996), and high-gold low-copper mineralization with structurally controlled carbonate-phyllic (quartz-sericite-pyrite-carbonate; QSPC) alteration. In the following descriptions, vein classifications follow the convention of Jago et al., (2014), which was also adapted for geological logging. Table 7-1: Mount Milligan alteration assemblages Potassic • Potassic alteration is best developed along the contact margins of the MBX and Southern Star stocks and decreases in intensity both towards the core of the stocks, and outward into the host volcanic rocks. • Potassium feldspar is the predominant alteration mineral within the intrusions, whereas biotite is more prevalent within the host andesites (DeLong, 1996; Jago and Tosdal, 2009; Jago et al., 2014). Secondary biotite forms up to 30% of wall rocks near intrusive contacts, replacing the andesite protolith but also occurs as envelopes to potassium feldspar veinlets (DeLong et al., 1991). • Associated minerals: potassium feldspar, biotite, and magnetite with minor quartz, apatite, actinolite, albite, calcite, and chlorite (after Jago, 2008). • Associated vein types: include all early-stage veins, including potassium feldspar, quartz ± potassium feldspar, chalcopyrite, chalcopyrite-pyrite, and magnetite veins as well as transitional pyrite-magnetite veins. Sodic Calcic • Sodic-calcic alteration is spatially restricted to the immediate periphery of the preserved potassic alteration zone within volcanic rocks. • Sodic-calcic alteration represents an intermediate alteration between the high temperature potassic alteration and the relatively low temperature propylitic alteration (Jago et al., 2014). This spatial association of sodic-calcic alteration is recognized in other BC alkalic porphyry systems including Copper Mountain (Lang et al. 1995) and Galore Creek (Micko et al., 2014). • Associated minerals: albite, actinolite, chlorite and pyrite with minor epidote, calcite, magnetite, apatite, titanite, quartz and possibly riebeckite (Jago et al., 2014). • Associated vein types: include chalcopyrite-pyrite, actinolite-chlorite, and pyrite veins. It is also well-developed in the Heidi stock (Heidi zone), a copper target located outside the Mount Milligan mine lease, 3.5 km west of the open pit. Inner Propylitic • The inner propylitic alteration assemblage occurs outboard of the sodic-calcic shell and it overprints earlier potassic alteration (Jago et al., 2014). • This assemblage is relatively narrow (~20 m wide) and discontinuous in the MBX zone, marking the spatial transition between sodic-calcic and outer propylitic alteration assemblages. • Associated minerals: epidote, albite, calcite, actinolite, and chlorite with minor potassium feldspar, biotite, apatite, titanite, and quartz (Jago et al., 2014). • Associated veins: include transitional pyrite and peripheral epidote-albite-pyrite veins. Outer Propylitic • The outer propylitic alteration assemblage is widespread and peripheral to all other alteration zones but also crosscuts older alteration assemblages along minor faults (DeLong et al., 1991; Jago et al., 2014). • Associated minerals: Epidote is the most common mineral and is associated with chlorite, calcite, actinolite, pyrite and hematite with minor quartz, titanite, apatite, and montmorillonite (Jago et al., 2014). • Associated veins: peripheral epidote-albite-pyrite and pyrite-epidote veins as well as late-stage pyrite-calcite veins.

TECHNICAL REPORT ON THE MOUNT MILLIGAN MINE Effective Date: June 30, 2025 Page 7-9 Carbonate-Phyllic • Carbonate-phyllic QSPC (quartz-sericite-pyrite-carbonate) alteration is well-developed along stratigraphic horizons in the MBX and 66 zones, and along major east-northeast and north-northwest trending faults. • In the 66 zone, the best gold grades (4-5 g/t Au) occur at the interface between potassic and carbonate-phyllic alteration, where a quartz-sericite-pyrite assemblage predominates (Jago et al., 2014). This zone of carbonate-phyllic alteration is interpreted as representing a shallower level of the Mount Milligan porphyry system (such as the phyllic alteration shell in typical calc-alkalic porphyry systems) that has been downthrown approximately 100 m by faulting on the Rainbow Fault and juxtaposed on the MBX zone (Jago et al., 2014). • HGLC mineralization along major east-northeast and north-northwest trending faults is associated with a sericite-carbonate-chlorite-hematite assemblage. • Associated minerals: dolomite, ankerite, potassium feldspar, adularia, albite, muscovite/sericite, chlorite, pyrite, and hematite with minor illite, quartz, epidote, riebeckite, titanite, and rutile. • Associated veins: late-stage vein types including dolomite-sericite-quartz-pyrite, dolomite-ankerite, pyrite-calcite, chlorite-calcite, and hematite veins. 7.5 MINERALIZATION Mineralization at the Mount Milligan deposit comprises two styles, early-stage porphyry gold-copper and late-stage HGLC. The early-stage porphyry gold-copper mineralization comprises mainly chalcopyrite and pyrite, occurs with potassic alteration and early-stage vein types, and is spatially associated with composite monzonite porphyry stocks (especially at their hanging-wall and footwall margins), hydrothermal breccia, and narrow dyke and breccia complexes. Late-stage, structurally controlled pyritic HGLC style mineralization is associated with carbonate-phyllic alteration and intermediate- to late-stage vein types, and is spatially associated with faults, fault breccias and faulted lithological contacts (i.e. faulted monzonite porphyry dyke margins). It crosscuts and overprints the earlier stage porphyry gold-copper mineralization. Porphyry-style gold-copper mineralization occurs in the hangingwall and footwall zones of the MBX, Saddle, Southern Star, Great Eastern, and Goldmark stocks (Figure 7-2). Disseminated and vein/veinlet-hosted mineralization is associated with the composite monzonite stocks, their brecciated margins and variably altered volcanic host rocks. Core zones of auriferous chalcopyrite-pyrite mineralization with magnetite-rich potassic alteration transition laterally and vertically to pyrite-rich HGLC zones within the inner propylitic (albitic) and carbonate-phyllic alteration shells; the latter appear to be late stage and exhibit strong structural control. Brownfield target areas west of the mine have mainly peripheral alteration and mineralization signatures; these include near-surface HGLC zones proximal to structures that grade into porphyry mineralization at depth. Narrow, intrusive dykes or “pencil” porphyries, are common and are locally gold-copper mineralized, especially when concentrated as dyke swarms or clusters of multiple intrusions. The Heidi target farther west and outside the mine lease is a shallow copper prospect with low gold.

TECHNICAL REPORT ON THE MOUNT MILLIGAN MINE Effective Date: June 30, 2025 Page 7-10 7.5.1 Hypogene Mineralization The bulk of the mineralization comprises disseminated and vein-hosted chalcopyrite (in potassic and sodic-calcic alteration assemblages) and disseminated and vein-hosted pyrite (in all alteration assemblages). Late-stage polymetallic (sub-epithermal) veins are rare, but most pronounced in the DWBX zone, and along the Saddle fault. These veins contain sphalerite, galena, and sulfosalt in addition to chalcopyrite and pyrite. 7.5.2 Chalcopyrite Chalcopyrite is associated with potassic alteration at the contact margin between volcanic and intrusive rocks. It occurs most commonly as fine-grained disseminations and fracture fillings, and less commonly as veinlets and in veinlet selvages. Adjacent to the MBX stock, chalcopyrite may be accompanied by pyrite to form coarse sulphide aggregates. Chalcopyrite-bearing veins contain pyrite and magnetite in a gangue of potassium feldspar, quartz, and calcite. In massive trachytic rocks, chalcopyrite occurs with pyrite along curviplanar partings and as disseminations. Chalcopyrite also occurs in gold-bearing early quartz veins in the Southern Star, WBX, DWBX, and Great Eastern zones. 7.5.3 Pyrite Pyrite content increases with distance from the MBX and Southern Star stocks and is most abundant in propylitically and intensely QSPC altered rocks. Pyrite occurs as disseminations, veinlets, large clots, patches, and as replacements of mafic minerals. Gold mineralization in the 66 zone is associated with 10–20% pyrite. Crosscutting vein relationships indicate several generations of pyrite mineralization. 7.5.4 Gold Gold occurs as grains from 1 µm to 100 μm in size, as observed in process samples. Grains occur as microfracture fillings and are attached to pyrite, chalcopyrite, or bornite (Ditson, 1997). Gold also forms inclusions within pyrite, chalcopyrite, and magnetite grains. SEM work indicates electrum is the main host for gold mineralization throughout the deposit with varying gold to silver ratios. Petrographic work completed in 2019 on 22 drill core samples from the 66, Saddle and DWBX zones shows the settings of electrum (~3-20 µm) can be summarized as: a), isolated inclusions in cores of pyrite crystals; b), associated with micro-clusters of chalcopyrite and arsenopyrite in larger pyrite crystals; c), in or near microfractures filled with chalcopyrite cutting pyrite; d), at the margins of sulphide minerals such as between tetrahedrite and pyrite, or between pyrite and chalcopyrite; and e) along microfractures through pyrite. The mean Au/Ag ratio of the entire suite of 74 electrum particles was 67.0% Au, or roughly 2:1 Au/Ag.

TECHNICAL REPORT ON THE MOUNT MILLIGAN MINE Effective Date: June 30, 2025 Page 7-11 7.5.5 Silver Silver is a minor metal found in the Mount Milligan deposit. Polymetallic gold-silver bearing sulphide and sulfosalt rich veins are present in volcanic rocks peripheral to the MBX and Southern Star stocks. Tetrahedrite is the most widespread silver-bearing sulfosalt mineral at Mount Milligan, hosted in polymetallic veins. Silver is also known to occur throughout the deposits in conjunction with copper and gold mineralization, from micron-scale electrum grains and inclusions. 7.5.6 Polymetallic Veins Gold- and silver-bearing sulphide, sulfosalt and carbonate-rich veins are present in andesitic volcanic rocks peripheral to the MBX and Southern Star stocks on the western margin of the deposit, in the DWBX and Saddle zones. They comprise pyrite with lesser chalcopyrite, sphalerite, galena, molybdenite, arsenopyrite, tetrahedrite-tennantite, and minor quartz and carbonate. Alteration envelopes are not always present but are recognized to consist of chlorite-sericite-carbonate in propylitically altered andesitic volcanic rocks. Polymetallic veins intersected in the DWBX zone and along the Saddle fault may exhibit sub-epithermal textures (Sillitoe, 2010). 7.5.7 Supergene Mineralization Supergene enrichment is poorly developed at Mount Milligan. It is recognized in the MBX, WBX, and Southern Star zones, and is deeper and more extensive in the MBX and WBX zones than in Southern Star (Placer Dome, 1991). Supergene enrichment is restricted to the sporadic occurrence of secondary copper minerals including sulphides (covellite, chalcocite, and djurleite), oxides (cuprite and tenorite), carbonates (malachite and azurite) and native copper. The secondary sulphides occur as rims around chalcopyrite. Oxides, especially cuprite, occur as surface coatings on native copper. Secondary copper minerals commonly occur with iron oxides (goethite, magnetite, and hematite) and iron carbonate (siderite), particularly where malachite and azurite are present. Hydrous iron oxides, which are generally referred to as limonite and include goethite, commonly replace chalcopyrite and pyrite. Limonite either completely replaces sulphide minerals or occurs as coatings on surfaces of fractures and hairline cracks. Limonitic coatings commonly occur at depths greater than those at which pyrite or chalcopyrite are completely replaced. Supergene enrichment is best represented in the MBX and WBX zones between 6109150N to 6109800N, and between 434000E to 434850E, where it is partially developed over a 20 m thickness. Locally, the supergene mineralization reaches 50–60 m in thickness, particularly along the north and eastern margins of the MBX stock. 7.5.8 Length Width Continuity Mount Milligan is a roughly tabular, titled, near-surface silica-saturated alkalic gold-copper porphyry deposit that measures approximately 2,500 m north-south, 2,500 m east-west, and extends to a vertical depth greater than 700 m. Within this system, the overall shapes of the mineralized bodies are irregular

TECHNICAL REPORT ON THE MOUNT MILLIGAN MINE Effective Date: June 30, 2025 Page 7-12 and gradational with offset along major structures. The two principal deposits, MBX Main and Southern Star, are centred on composite monzonite porphyry stocks. The MBX Main deposit has been subdivided into zones based on structural boundaries and/or changes in alteration-mineralization. These zones include the MBX, WBX, DWBX, and 66. The Southern Star deposit has not been subdivided into zones but may be considered to include the Saddle zone at its northern end. The limits of these mineralized zones can vary greatly in size and shape depending on which grade cut-offs are used. The known deposit extents are limited by the lack of drill hole information and with recent drill programs have been extended down-dip of monzonite porphyry stocks to the west, and to the north and south along the linear porphyry trend of the stock cluster.

TECHNICAL REPORT ON THE MOUNT MILLIGAN MINE Effective Date: June 30, 2025 Page 8-1 8 DEPOSIT TYPES The Mount Milligan deposits are categorized as silica-saturated alkalic copper-gold porphyry deposits (Lang et al., 1995; Panteleyev, 1995) associated with alkaline monzodioritic-to-syenitic igneous rocks and are recognized in only a few mineral provinces worldwide (Deyell and Tosdal, 2004). Alkalic copper-gold porphyry deposits form one end member of a continuum of porphyry deposits, the other endmember being calc-alkalic copper-molybdenum deposits. Alkalic copper-gold porphyry deposits are thought to form towards the back arc when associated with convergent plate boundaries and are syn-collisional (Westra and Keith, 1981; Logan and Mihalynuk, 2014). Porphyry copper ± gold deposits commonly consist of vein stockworks, vein sets, veinlets, and disseminations of pyrite, chalcopyrite ± bornite that occur in large zones of economic bulk-mineable mineralization within porphyritic igneous intrusions, their contact margins, and adjoining host rocks. The mineralization is spatially, temporally, and genetically associated with hydrothermal alteration of the intrusive bodies and host rocks. While alkalic and calc-alkalic porphyry deposits share many similarities, there are significant differences that distinguish them. As the name suggests, mineralization in these systems is temporally and spatially associated with variably alkaline intrusions. Due to the lower overall silica content relative to alkalis, alkalic deposits typically have no (silica-undersaturated), or few (silica-saturated) quartz veins. Instead, mineralization occurs as sulphide veinlets and sulphide replacement of iron (Fe2+) bearing minerals. Alkalic porphyry deposits are commonly smaller than the calc-alkaline type and occur in clusters with variable intensity and character of mineralized zones within the cluster. Mineralization can be centred on narrow (<200 m diameter), vertically elongated pipes (pencil porphyries), dyke complexes or may be hosted in larger composite plutonic complexes (Holliday and Cooke, 2007). Metal ratios in alkalic systems can have considerably higher gold tenor than calc-alkalic systems. Alkalic systems also have distinct alteration assemblages, which typically have a narrower footprint than in calc-alkaline deposits (Bissig, 2010). Commonly, there is a magnetite-rich potassic alteration assemblage at the core of the deposit (that may contain hydrothermal breccia), which laterally transitions through calc-potassic alteration comprising calcium-bearing minerals and/or an albite rich sodic-calcic assemblage, and then an outer shell of propylitic alteration that may be reddened by hematite dusting. Intervening phyllic or argillic assemblages, as recognized in calc-alkalic systems, are not well-developed. Instead, high-level stratabound alteration zones characterized by albite-sericite alteration assemblages may be the alkalic equivalent of lithocap root zones (Holliday and Cooke, 2007). The presence of abundant late carbonate alteration is also common to alkalic systems. Examples of alkalic copper-gold porphyry deposits in British Columbia include Galore Creek, Mount Polley, Copper Mountain, New Afton, Mount Milligan, and Lorraine. British Columbia deposits occur in

TECHNICAL REPORT ON THE MOUNT MILLIGAN MINE Effective Date: June 30, 2025 Page 8-2 both the Quesnel and Stikine island arc terranes and range in age from Late Triassic to Early Jurassic (Logan and Mihalynuk, 2014). Global examples include Ok Tedi in Papua New Guinea as well as Northparkes and Cadia in Australia.

TECHNICAL REPORT ON THE MOUNT MILLIGAN MINE Effective Date: June 30, 2025 Page 9-1 9 EXPLORATION This Item focuses on components of exploration programs since Centerra acquired the project (2017 to 2024), other than drilling, specifically the compilation of historical reports and data, re-interpretation of historical data, development of a three-dimensional (3D) exploration model, surface geological mapping, geochemistry and geophysics programs. Detailed information on exploration drilling programs is included in Item 10 (Drilling). Information on exploration programs prior to 2017 is covered in Item 6 (History). 9.1 RECENT EXPLORATION ACTIVITIES (2017–2024) 9.1.1 Centerra-TCM Exploration, 2017–2024 In January 2017, Centerra-TCM conducted a thorough review and compilation of historical exploration reports, documents and databases relating to the initial prospecting, discovery and development of the Mount Milligan property and surrounding land held by the TCM land tenure. Centerra-TCM used the data to develop an updated comprehensive 3D exploration model and database. Centerra has conducted exploration field activities since 2017 including mapping, geochemical sampling, geophysical surveys, and diamond drill programs. The total line-km of geophysical survey completed by Centerra since 2017 has been over 6,000 for airborne surveys and 500 for ground-based surveys. Spatially, the Mount Milligan exploration programs were divided into three principal domains that define the exploration strategy: • Near-pit/Within-pit ‘NPI’ (~1.5 km diameter area) – porphyry core scale, known centre of Mount Milligan deposit • Brownfield exploration (5–8 km diameter area) – porphyry cluster scale, linear trends of monzonite porphyry stocks related to Mount Milligan • Greenfield exploration (up to 30 km diameter area) – standalone deposit scale, outside the mine lease boundary but within the Mount Milligan property mineral tenure block. A detailed description of Centerra Gold exploration programs from 2017 to 2021 can be found in Centerra Gold (2022); a summary is shown in Table 9-1.

TECHNICAL REPORT ON THE MOUNT MILLIGAN MINE Effective Date: June 30, 2025 Page 9-2 Table 9-1: Summary of Exploration Activities from 2017 to 2021 Year Activity 2017 • Review and compilation of historical exploration data • Commenced hiring for in-house exploration department with the goal to identify brownfield exploration targets • Ground-based geophysical survey: 67.6 line-km of IP survey lines over two targets • Ground-based magnetic survey (309 line-km) over the same target areas • Reinterpretation of historical geophysical data 2018 • 15.5 line-km IP geophysical survey over known anomaly 2019 • 631 line-km (38.9 km2 area) low altitude aeromagnetic survey over the western side of the Mount Milligan property • 21,437 line-km (129.0 km2 area) low altitude aeromagnetic survey • First phase of an IP survey across the North Slope, Goldmark and Oliver zones • Joint ZTEM-MT inversion using magnetotelluric resistivity data collected in 2010 2020 • 25.6 line-km of IP geophysical surveys over two areas 2021 • 1,640 line-km of airborne magnetic geophysical surveys were completed to develop greenfield exploration targets south of the mining lease • Follow-up soil sampling program • 10.6 km on ground IP survey • Surficial geological mapping • Trenching at Sound Boundary zone, including mapping and sampling In 2022, greenfield exploration was focused on both regional target development to discover new areas of interest, as well as delineating targets for early-stage drill testing up to 15 km south of the Milligan mine lease including the Fugro-2 and Sentinel areas (Figure 9-1). Ground induced polarisation (IP) geophysics surveys completed by Walcott in 2022 totalled 30.4 line-km including east-west oriented lines at both the Fugro-2 and Sentinel targets. In May, a property wide helicopter-borne MobileMT electromagnetic and magnetic geophysics survey totalling 2,427 line-km, was completed by Expert Geophysics of Aurora, Ontario (Figure 9-1). A total of 23 production flights were flown with survey lines oriented east-west (90°N) at 200 m spacing over a 470 km2 area. The survey was flown using a Eurocopter AS 350 B2 helicopter, registration C-FNYF, of the aviation company Mustang Helicopters. The survey production flights started on May 5, 2022 and data acquisition was completed on May 26, 2022 using EGL’s proprietary airborne MobileMT system.

TECHNICAL REPORT ON THE MOUNT MILLIGAN MINE

Figure 9-1: Geophysics Magnetic Survey Compilation of Mount Milligan


Mount Milligan
Geophysics
Quesnel Porphyry Belt
British Columbia
Legend
Mount Milligan Claim Boundary
Mount Milligan Mining Lease Outline
Ultimate Pit Outline
Greenfield Collar
BCGS Faults
Regional Mag Compiled
Total Magnetic Intensity (TMI)
High
Low
Date: Thursday, July 24, 2025
Projection: NAD 1983 UTM Zone 10N
Filename:
MTM_GPH_MT_A5_RegionalMagMerged
10
km

Note: Plan map of the Mount Milligan claims block with compilation of ground-based (Fugro and KC) magnetic surveys completed in 2017 and low altitude aeromagnetic surveys completed in 2019-2021 by Centerra-TCM and Peter E. Walcott & Associates Limited. The maps show contours of total magnetic field intensity (TMI; nT). Scales of nT values vary between maps.

Regional geochemical sampling in 2022 included both bulk leach extractable gold (BLEG) sediment stream sampling and till sampling. From June 1 to June 6, a six-person crew from Anomalous Exploration Services ("Anomalous") collected 47 BLEG samples from 35 sample sites in catchments within the Milligan and adjacent Max claims. The highest catchments for Au (ppb) in the BLEG results included catchments associated with the Fugro and Fugro-2 targets, as well as areas north and south of previous greenfield exploration programs. From July 15 to July 25, Palmer completed a regional Talon till sampling program, using forest service roads for access. A total of 85 samples (excluding QA/QC samples) were collected. Infill soil sampling at Sentinel was planned and implemented at the northwestern margin of the 2021 Sentinel soil grid to infill between anomalous gold-in-soil samples. Sample spacing was decreased to 100 m x 100 m overall, with 50 m x 50 m spacing proximal to the anomalous samples. The soil infill program was completed by Anomalous on September 19, with a total of 80 samples collected.

In 2023, greenfield exploration activities included ground IP surveys completed by Walcott at the Heidi and Fugro-2 targets, totalling 26.5 line-km. At the Heidi target, approximately 2.7 km west of the current

Effective Date: June 30, 2025 Page 9-3

TECHNICAL REPORT ON THE MOUNT MILLIGAN MINE Effective Date: June 30, 2025 Page 9-4 open pit, a 14.0 line-km ground IP survey was completed to extend a historical geophysics grid further to the west-northwest. The lines were oriented southwest-northeast and the three westernmost lines surveyed were extended an additional ~800 m northeast to cover a high chargeability feature. The new IP target, a coincident moderate chargeability and resistivity bounding high resistivity, is interpreted as a potential intrusion with altered sulphide halo, later named the Sidecar target (Figure 9-1). Exploration activities at Fugro-2 target in 2023 included a ground IP geophysics survey to extend the existing grid further west (x5 lines, 2.5 km length). The area of interest is defined by a coincident magnetic low, high chargeability and moderate resistivity anomaly, along a major northwesterly trending fault that defines a break between sedimentary rocks to the west and Takla volcaniclastic rocks to the east. A soil grid covering the same area as geophysical surveys was completed by Anomalous Exploration and totalled 202 samples. Greenfield exploration in 2024 included ground IP surveys by Walcott that totalled 41.0 line-km in the Fugro-2, Sidecar, Old-Fashioned and South Boundary areas between May and October. Exploration at the Sidecar target consisted of a 6.7 line-km ground IP survey covering a coincident aeromagnetic ring feature and historical copper-in-soil anomaly of 67–213 ppm Cu down-ice dispersion and 1 soil at 5,463 ppm Cu. Geological mapping was completed over the soil dispersion trend area in September. Fugro-2 target exploration activities included 7.9 line-km ground IP survey of east-west trending line extensions, prospecting and mapping (16 rock samples), soil grid extension (144 soils samples), and biogeochemical sampling (15 biogeochemical samples). In the South Boundary area, a single southwest-northeast oriented 4.2 line-km ground IP line was surveyed in June, across a deep-seated high resistivity feature projecting to surface in the 2022 helicopter-borne MobileMT survey. An additional 8.0 line-km of ground IP was surveyed along two flanking lines in October to test the extents of prospective high resistivity bound by high chargeability features identified along the initial line. Other exploration activities completed in 2024 to develop new Milligan greenfield exploration targets included an airborne magnetic survey in the northeast area of the claim block, later named the Old-Fashioned target, totaling 1,779 line-km by Walcott Geophysics (Figure 9-1). The detailed airborne magnetic survey was conducted in May at 100 m line spacing, using a stinger mounted airborne magnetic system utilizing an Astar B2 helicopter provided by Silver King. Geochemical programs in the Old-Fashioned area in May, June and September, consisted of soil (599 samples), biogeochemical (40 samples including QA/QC), and rock sampling (36 rock samples) by Anomalous as well as till sampling (131 samples) by SLR Consulting (Canada) Ltd (“SLR” acquired Palmer in November 2023). Walcott completed a ground IP survey at Old-Fashioned along east-west and southwest-northeast oriented lines totalling 14.2 line-km. Additionally, in September 2024 Centerra geologists completed geological mapping and rock sampling at the North Slope (brownfield) and Sidecar (greenfield) exploration targets (14 samples).

TECHNICAL REPORT ON THE MOUNT MILLIGAN MINE Effective Date: June 30, 2025 Page 9-5 9.2 SUMMARY AND INTERPRETATION OF EXPLORATION ACTIVITIES Since mid-2017, conceptual exploration targets have been generated through the development of a 3D exploration model and complete drilling database, reinterpretation of historical geophysical data, enhancement of structural model for the deposit, ground-based and airborne geophysics programs, and exploration diamond drilling (Item 10). These activities have resulted in the identification of two distinct styles of mineralization at the Mount Milligan deposit. Early-stage porphyry gold-copper mineralization (and early-stage vein types) associated with composite monzonite porphyry stocks and related hydrothermal breccia, and narrower dyke and breccia complexes. Early-stage porphyry gold-copper mineralization typically has a one-to-one gold to copper ratio hosted in chalcopyrite and pyrite. Late-stage, structurally controlled HGLC mineralization (and intermediate- to late-stage vein types) associated with faults and fault breccias, that crosscuts/overprints the earlier stage porphyry mineralization and is more spatially widespread. HGLC mineralization locally increases the gold to copper ratio hosted dominantly in pyrite. These two mineralization styles are zonal, overlapping, and require different strategies in exploration, mining and metallurgy. Combined, these may expand economically viable mineralization in several directions including to the north-northeast to south-southwest along the axis of the main porphyry trend (the geometry of which may include a series of offsets on subparallel cross-faults; Figure 9-2); and west of existing resources following the east-northeast to west-southwest structural fabric and down-dip orientation of the porphyry stocks and dyke/breccia zones. There is an apparent shallow dip of mineralization to the west of the existing resource which is interpreted to be in part due to the moderate eastward tilt (westward dip) of the porphyry system as well as by repeated east-side-down offsets on northwest-trending subparallel normal, or listric, faults (Figure 9-3).

TECHNICAL REPORT ON THE MOUNT MILLIGAN MINE Effective Date: June 30, 2025 Page 9-6 Figure 9-2: Mineralization of Mount Milligan Porphyries Note: Schematic zonal and overprinting distribution of porphyry gold-copper and HGLC mineralization. Porphyry gold-copper mineralization shown in red, occurs typically as halos surrounding stock centres shown in pink. The distribution of HGLC mineralization shown in yellow, is more variable and may be associated with fault zones or volcanic stratigraphy rather than with stock centres. Open pit boundary is the 2025 pit shell boundary at 1,050 m elevation above mean sea level.

TECHNICAL REPORT ON THE MOUNT MILLIGAN MINE

Figure 9-3: Sectional Views of Mount Milligan Mineralization


2018
A. Section 6,109,500 N
Heidi mag-high
North Slope mag-high
Goldmark mag-high
Heidi mineralized trend
North Slope mineralized trend
Goldmark mineralized trend
DWBX mineralized trend
1000 m
400 m
432000E
2019
B. Section 6,109,500 N
North Slope Zone
Goldmark Zone
DWBX Zone
WBX Zone
400 m
Legend
2019
C. Section 6,109,500 N
Magnetic Susceptibility Model (SI units)
Proxy for potassic zone magnetite alteration
3.4 – 10.0
> 10.0
Resource Model Faults
Exploration Model Faults
Albite Alteration
2.0 – 3.0
3.0 – 4.0
Sericite
2.0 – 3.0
3.0 – 4.0
4.0 – 5.0
2021
D. Section 6,109,500 N
North Slope Zone
Goldmark Zone
WBX Zone
DWBX Zone
Great Eastern stock
Lower Porphyry Zone
North Slope porphyry trend
Goldmark porphyry trend
DWBX porphyry trend
Lower porphyry trend
400 m
2022
E. Section 6,109,500 N
North Slope Zone
Goldmark Zone
WBX Zone
DWBX Zone
DWBX Extension
Great Eastern stock
Lower Porphyry Zone
400 m
432000E
Post-mineral dykes - combined
Monzonite porphyry
Andesite volcanic - combined

Note: View is to the north on all sections, near section 6,109,500 N. A: Schematic interpretation provided by Equity of a series of shallowly west-dipping mineralized trends associated with the DWBX, Goldmark, North Slope and Heidi zones from east to west (2018). Magnetics (1VD) draped over topography. B: Interpreted moderate dip of monzonite intrusive units in the Centerra-TCM exploration model. The difference in attitude with the trends shown in top image may be due to a series of steeply dipping east-side-down normal faults and related offsets (2019). C: Alteration model showing magnetic susceptibility shells representing potassic alteration, and albite and sericite shells which are a proxy for the extent of the mineralizing paleo-hydrothermal system. Open pit is the 2017 pit shell boundary (2019). D: Interpreted geology model showing the new mineralization trend found below the 2021 ultimate pit shell boundary (Lower Porphyry and Great Eastern) and the extension of the DWBX stock to the west (2021). Copper grade shells > 0.1% are shown in red, gold shells > 0.1 g/t shown in yellow, intrusions are shown in pink, exploration faults are shown as dashed lines. E: Updated simplified geology model showing the new stock 'DWBX extension' underlying the Goldmark zone, along the DWBX porphyry trend predicted in previous models (2022).

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TECHNICAL REPORT ON THE MOUNT MILLIGAN MINE Effective Date: June 30, 2025 Page 10-1 10 DRILLING Diamond drilling at the Mount Milligan Property was designed to test and delineate mineralized material, to obtain metallurgical samples, to condemn areas planned for infrastructure, to gather geotechnical and environmental information, and for mineral exploration. A total of 235,349 m of core from 1,005 drill holes were drilled by Lincoln, United Lincoln, Continental Gold, Placer Dome, Terrane and TCM (pre-Centerra Gold acquisition) between 1987 to 2016. Most of the drilling samples were collected from NQ (47.6 mm core diameter) diamond drill core. Since 2017, Centerra-TCM has completed more than 275,000 m of resource and exploration diamond drilling in over 600 drill holes at Mount Milligan with various purposes including; metallurgical, near-pit infill (NPI) and Resource expansion, brownfield exploration, and greenfield exploration (Figure 10-1, Table 10-1). Figure 10-1: Drill Hole Collar Map All drilling campaigns completed on the Mount Milligan Property are summarized in Table 10-1. Only values for mineral-focused exploration, Resource infill/expansion and metallurgical drilling are included (excludes groundwater exploration drilling and near surface till drilling for construction material). Figure 10-1 shows all drill hole collar locations for the property, including historical and recent drilling

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programs. A more detailed description of the historical diamond drilling programs (1987–2016), as well as Centerra drilling programs from 2017–2021 are included Centerra Gold (2022).

Table 10-1: Drilling Programs Summarized by Year

Year	Metres	Holes	Company
1987	2,304	23	Lincoln
1988	6,645	47	United Lincoln
1989	87,662	336	United Lincoln, Continental
1990	82,924	386	Continental, Placer Dome
1991	17,969	90	Placer Dome
1992	604	4	Placer Dome
2004	2,184	14	Placer Dome
2006	9,557	36	Terrane
2007	10,515	33	Terrane
2010	5,767	10	TCM
2011	5,637	17	TCM
2015	1,786	5	TCM
2016	1,795	4	TCM
2017	7,692	21	Centerra-TCM
2018	30,942	76	Centerra-TCM
2019	42,821	107	Centerra-TCM
2020	31,865	74	Centerra-TCM
2021	39,505	68	Centerra-TCM
2022	55,943	102	Centerra-TCM
2023	28,144	59	Centerra-TCM
2024	23,074	61	Centerra-TCM
2025	23,069	83	Centerra-TCM, by April 5
Total	**518,404**	**1,656**	

10.1 DATA COLLECTION

10.1.1 Pre-2017 Drilling

A detailed description of data collection for historical diamond drilling programs (1987–2016) is included in the previously published "Technical Report on the Mount Milligan Mine North Central British Columbia" (Centerra Gold, effective date December 31, 2021). Drilling and data collection at the Mount Milligan Property has evolved from the late 1980s through 2016. Prior to 2004, various operators, including Lincoln, United Lincoln, Continental Gold, and Placer Dome, collected geological and geotechnical information using differing methods and formats that ranged from descriptive handwritten logs to Placer Dome's digital GEOLOG coding system. Typically, data collection included lithology, alteration, mineralization, and core recovery data, with variable gold, copper, and silver assays. A 14-hole (2,184 m) program was conducted by Placer Dome in 2004 primarily for metallurgical testing, with data recorded directly into an acQuire database. Terrane's four-phase diamond drilling program conducted

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TECHNICAL REPORT ON THE MOUNT MILLIGAN MINE Effective Date: June 30, 2025 Page 10-3 in 2006–2007 (70 holes, ~20,000 m) gathered geological, geotechnical, and metallurgical data across the MBX and Southern Star zones and was recorded digitally in Excel. This campaign included magnetic susceptibility and multi-element inductively coupled plasma (ICP) analyses. Between 2010 and 2011, TCM completed 27 holes, which totaled over 11,000 m drilled, for exploration and metallurgical studies; data were logged using Geospark database software. Exploration continued in 2015–2016 under TCM, with Equity Exploration managing drilling at the Mitzi and Snell targets (approximately 3,600 m total), which tested geophysical and geochemical anomalies related to porphyry gold-copper mineralization. These later programs used modern data capture systems, measured magnetic susceptibility, and recorded geotechnical parameters such as core recovery and RQD. 10.1.2 2017–2025 Drilling (Centerra-TCM) The following section includes details on drill programs since the previous technical report (“Technical Report on the Mount Milligan Mine North Central British Columbia” effective date December 31, 2021), where detailed descriptions on the 2017–2021 programs can be found. In summary, the following work was completed: In 2017, eight geometallurgical and 13 near-pit infill and expansion drill holes totaling 7,693 m were completed across the MBX, 66, WBX, DWBX, and Saddle zones. A till drilling program collected 32 samples from the Phase 5 and 8 mining areas to assess gold grain content and TSF construction material suitability. In 2018, Centerra-TCM conducted extensive drilling programs, including a 33-hole Phase-1 and 18-hole Phase-2 near-pit infill and expansion campaign within the 2017 pit boundary, as well as 12-hole brownfield and 13-hole greenfield programs, totaling over 30,000 m across multiple zones. Results confirmed continuity and extensions of mineralization westward and at depth. Additional activities included till sampling that indicated moderate gold grain counts, and a five-hole groundwater scout drilling program east and north of the TSF. From 2019 to 2021, Centerra-TCM carried out extensive NPI, brownfield, and greenfield drilling programs at the Mount Milligan Mine, totaling over 100,000 m of drilling across multiple mineralized zones, including Southern Star, WBX, Saddle, North Slope, and the Great Eastern Fault. Data collection practices were standardized, with oriented core, structural, geotechnical, and magnetic susceptibility measurements captured digitally using Geospark and acQuire databases, ensuring high-quality QA/QC and consistency in geological data management. The 2019 programs confirmed additional porphyry gold-copper mineralization within and below the pit shell. Brownfield and greenfield drilling defined shallow and deep mineralized domains and extended copper-gold mineralization trends. In 2020, a combined 30,510 m of NPI and brownfield drilling, along with metallurgical test holes, focused on expanding the Mineral Resources. The 2021 campaign comprised 68 holes (39,505 m), further expanded Measured and Indicated Resources along pit margins and at depth, and demonstrated the continuity of mineralization.

TECHNICAL REPORT ON THE MOUNT MILLIGAN MINE Effective Date: June 30, 2025 Page 10-4 Drill programs completed since 2022 focus on infill drilling within and below the open pit, as well as continuing to test targets with potential for shallower porphyry-style gold-copper mineralization and HGLC-style mineralization peripheral to the current pits. The 2022 drill programs ran from January to November. Programs consisted of in-pit and resource expansion drilling totalling 29,174 m in 49 drill holes, brownfield exploration totalling 25,965 m in 51 drill holes, and helicopter supported greenfield exploration totalling 804 m in two drill holes at the Fugro-2 target. Brownfield exploration focused on the DWBX, North Slope, Saddle, South Boundary, and Goldmark targets west of the pit, as well as the Oliver zone north of the pit. The 2023 drill programs ran from March to October, with in-pit and resource expansion drilling (7,318 m in 17 drill holes), brownfield exploration drilling (14,537 m in 26 drill holes), and greenfield exploration drilling (6,290 m in 16 drill holes) completed. Infill drilling within and below the open pit focused on the Saddle, DWBX, and Oliver zones. Brownfield exploration focused on targets west of the pit following up previous positive drill results at the Goldmark, Saddle West, North Slope, and Boundary zones, as well as testing new targets defined by geophysics at the M6 and Orica zones. Greenfield exploration included skid-drilling at the Heidi target, totalling 2025 m (5 drill holes, from 330 m to 489 m in length), within 3 km west of the mine. Greenfield exploration was also conducted approximately 9–15 km south of the mine grid at the Fugro-2 (skid-supported diamond drilling 1,824 m in 5 drill holes) and the Sentinel targets (helicopter-supported diamond drilling 2,441 m in 6 drill holes) (Figure 91). The 2024 diamond drill programs, completed from March to October, consisted of in-pit, resource classification, and exploration programs. The in-pit and resource expansion drilling totalled 7,176 m in 25 drill holes, the brownfield exploration drilling totalled 12,403 m in 28 drill holes, and the greenfield exploration totalled 3,495 m in 8 drill holes. In-pit drilling included the 66, Saddle, Oliver, Southern Star and MBX zones, while brownfield exploration was focused west of the operations in the Goldmark, North Slope, Saddle West, and Boundary target areas (Figure 9-2). The 2024 greenfield exploration skid-supported diamond drilling was conducted on three targets including Fugro-2 (1,440 m in 3 drill holes), Heidi (798 m in 2 drill holes), and Sidecar, a geophysics target defined by 2023 ground IP surveys (1,257 m in 3 drill holes). During the first phase of 2025 programs, 83 drill holes totalling 23,069 m of diamond drilling were completed. The drilling campaign was part of an infill drilling program to upgrade resource classification to support ongoing technical studies at the Mount Milligan Mine. Infill drilling occurred within and below the current open pit including the 66, MBX, Great Eastern, Saddle and WBX zones, as well as to the west of the ultimate pit boundary in the Boundary, South Boundary and Southern Star West zones. All drill holes for infill and brownfield exploration completed by April 5, 2025, up to and including drill hole 25-1655, were included in the 2025 Mineral Resource update and the 2025 technical report update.

TECHNICAL REPORT ON THE MOUNT MILLIGAN MINE Effective Date: June 30, 2025 Page 10-5 Project management of mineral-focused drilling programs in 2017–2018 was conducted jointly by Centerra-TCM geologists and Equity consultants, and by Centerra-TCM geologists for 2019–2025 drill programs. L.D.S Diamond Drilling Ltd of Kamloops, British Columbia completed the 2017–2025 drilling using Longyear 38 skid-mounted core drills with mainly NQ and lesser HQ diameter drill rods. Apex Diamond Drilling Ltd of Smithers, British Columbia completed the helicopter supported greenfield exploration program in 2018 using two Hydracore 2000 helicopter-portable core drills and NQ diameter drill rods. Omineca Diamond Drilling Ltd of Burns Lake, British Columbia completed drill programs during the 2020–2025 drill campaigns using both skid-mounted and helicopter-portable core drills with mainly NQ and lesser HQ diameter drill rods. Oriented core data were collected from 2018–2021 using a Boart Longyear Trucore tool, marked on the bottom of each run. The azimuth of the drill was aligned using a handheld magnetic compass or the Reflex TN14 north-seeking gyrocompass aided by foresights and back sights laid out by the mine survey team using a Trimble differential global positioning system (GPS) unit. All drill core was logged, photographed, sampled, and assayed. At the core logging facility, geotechnicians would reassemble the core and draw a blue orientation line along the bottom of the core. The angular difference between runs, the quality of core reassembly, and the quality of the orientation mark were recorded as measures of orientation QA/QC. Alpha and Beta angles of structural features were recorded by a structural geologist using a Reflex IQ-logger tool and plotting software. The IQ-logger can capture structural measurements and plot them in real time on a stereonet. Structural data measurements are automatically organized by depth and corrected to true-north azimuth and dip. Detailed core logging and sampling was done by Equity in 2017, both Equity and Centerra-TCM in 2018- 2019, and by Centerra-TCM from 2020-2025. Until 2019, data were captured directly in a Geospark Access database and included lithology, alteration, mineralization, detailed vein data using a modified vein classification scheme after Jago et al. (2014), and structure. Starting with drill hole 19-1215 onward, data were captured directly into an acQuire database. Geotechnical information collected included core recovery, RQD, SG, and PL testing. Magnetic susceptibility was measured every metre using a Terraplus KT-10 magnetic susceptibility metre. SG measurements were collected every 10 m on all Resource and Brownfield exploration drill holes. On average, samples selected for SG measurements were 10 cm long. SG values were calculated by dividing the dry mass of a sample by its wet mass. The wet mass was measured by measuring the mass of the rock sample suspended in water. PL measurements were conducted by geotechnicians every 10 m on all Resource drill holes, using a Roctest PIL-7 point-load tester until June 5, 2024, and switching to a Roctest PIL-10 starting June 6, 2024 partway through drill hole 24-1533.

TECHNICAL REPORT ON THE MOUNT MILLIGAN MINE Effective Date: June 30, 2025 Page 10-6 10.2 SUMMARY AND INTERPRETATION OF 2017–2025 DRILLING (CENTERRA-TCM) This subsection summarizes the current understanding of exploration target zones resulting from drilling programs between 2017 and 2025 inclusive. The summary of zones generally proceeds from north to south, and each zone is indicated as being within the scope of in-pit (NPI) or brownfield exploration drilling programs. For each zone, selected significant composite assay intervals are provided. All reported mineralized intersections were calculated using a cut-off grade of 0.1 g/t Au or 0.1% Cu and a maximum internal dilution interval of 4 m, with composite assay intervals longer than 2 m. Intervals less than 2 m long but with grade above 1.0 g/t Au are also reported. The recent exploration drill results show both shallow and deep gold ± copper mineralization below the current ultimate pit boundary (i.e. MBX Deep, Lower Porphyry zones), as well as along the ultimate pit margins to the west (i.e. Goldmark, DWBX, North Slope zones), to the east (i.e. Great Eastern zones), to the north (i.e. Oliver zone), and to the south (i.e. South Boundary and Rainbow Extension zones). These zones, including below the pit and along the western wall, have potential for future Mineral Resource expansion. 10.2.1 North Slope Zone – Brownfield The North Slope zone is approximately 1.5 km from the western margins of the 2022 ultimate pit boundary. Porphyry gold-copper mineralization in the North Slope zone is associated with a variably faulted, monzonite porphyry dyke and breccia/fracture zone complex. The dyke and breccia complex controls the apparent shallowly west-dipping ‘North Slope’ mineralized trend which is suprajacent to the deeper western extension of the ‘Goldmark’ trend (). Significant porphyry gold-copper style mineralization ranges from about 250 m to over 600 m depth in the west part of the zone within a north-northwest trending moderate chargeability feature. Overprinting HGLC mineralization becomes more prevalent in the east part of the zone towards the chargeability high associated with the Oliver fault. This can also be seen in the alteration model where there is a higher intensity of sericitic ± albitic alteration between the North Slope and Goldmark zones (Figure 9-3). Selected North Slope zone intersections from 2018–2024 drilling are detailed on Table 10-2.

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Table 10-2: Select North Slope Zone Drilling Intersections, 2018-2024

Hole ID	From (m)	To (m)	Core Length (m)	Gold (g/t)	Copper (%)
18-1097	283.5	382.5	99.0	0.346	0.175
- including	305.1	308.0	2.9	2.58	0.682
19-1212	220.0	291.0	71.0	0.205	0.207
22-1437	340.0	395.3	55.3	0.201	0.273
22-1437	479.0	542.0	63.0	0.178	0.222
22-1443	456.4	629.8	173.4	0.183	0.198
22-1445	434.0	519.6	85.6	0.148	0.199
23-1500	538.0	601.0	63.0	0.110	0.129
24-1533	24.7	67.0	42.3	0.409	0.241
24-1536	244.3	286.1	41.8	0.326	0.144
24-1536	305.5	374.1	68.6	0.156	0.172
24-1536	378.1	443.0	64.9	0.294	0.173
24-1543	336.2	422.0	85.8	0.240	0.173
- including	364.0	370.0	6.0	1.185	0.569
24-1453	451.2	552.5	101.3	0.200	0.179

10.2.2 Goldmark Zone and DWBX Extension Zone – Brownfield

There is potential for both shallow and deep gold-copper porphyry resource addition and expansion, in both the Goldmark porphyry zone and the underlying DWBX porphyry zone (Figure 9-2, Figure 9-3). With recent west wall pushback for mine development since 2022, this area has become more accessible for detailed drilling.

The Goldmark zone is centered on the north-south trending, west-dipping Goldmark monzonite porphyry stock and dyke complex. The Goldmark mineralized trend is suprajacent to the western extension of the composite DWBX stock and associated mineralization (Figure 9-3). Shallow low-grade porphyry gold-copper style mineralization is concentrated at the hangingwall/footwall margins of dykes and at the footwall margin of the Goldmark stock; and at greater depth (~450 m and deeper) at the margins of the underlying DWBX stock (DWBX extension zone). The Goldmark zone is dominated by inner to outer propylitic alteration, with localized areas of sodic-calcic alteration. Potassic alteration is weakly developed in both the Goldmark intrusions and surrounding volcanics compared to the larger stock centres (MBX, Southern Star, Great Eastern). HGLC-style mineralization occurs throughout the zone and at shallow levels. It is spatially associated with minor fault and fracture zones, overprinting quartz-rich sericite (QSPC) alteration, transitional to late-stage pyrite ± calcite vein(lets) and with lithological contacts including the faulted margins of the Goldmark stock and some hornblende monzonite porphyry dykes.

Selected Goldmark zone drilling intercepts from 2018–2023 are detailed on Table 10-3.

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Table 10-3: Select Goldmark Zone Drilling Intersections, 2018-2023

Hole ID	From (m)	To (m)	Core Length (m)	Gold (g/t)	Copper (%)
19-1198	101.0	158.0	57.0	0.396	0.383
22-1398	217.0	315.0	98.0	0.137	0.290
22-1399	164.0	260.0	96.0	0.359	0.420
- including	206.0	208.0	2.0	2.105	0.166
- and	214.0	220.0	6.0	1.021	0.698
22-1404	12.7	55.0	42.3	0.115	0.237
22-1404	190.0	241.9	51.9	0.230	0.304
23-1477	222.0	327.5	105.5	0.194	0.244
- including	278.0	280.0	2.0	1.195	0.162
23-1480	12.5	68.0	55.5	1.550	0.030
- including	40.0	42.0	2.0	2.633	0.043
- and	50.3	54.6	4.3	15.610	0.009
- and	62.0	64.0	2.0	2.391	0.150
23-1480	206.7	271.1	64.4	0.105	0.110

The DWBX extension zone underlies the Goldmark zone, in the west fault block adjacent to the main DWBX stock, predicted by the exploration model 'DWBX porphyry trend', and successfully intersected for the first time in 2022 drilling (Figure 9-2, Figure 9-3). Significant mineralized drilling intercepts in the DWBX extension zone from 2022–2024 are shown on Table 10-4.

Table 10-4: Select DWBX Zone Drilling Intersections, 2022-2024,

Hole ID	From (m)	To (m)	Core Length (m)	Gold (g/t)	Copper (%)
22-1383	408.0	480.0	72.0	0.172	0.207
22-1384	441.0	576.0	135.0	0.106	0.182
22-1388	368.0	478.0	110.0	0.273	0.218
22-1394	487.0	549.5	62.5	0.352	0.137
22-1396	473.0	627.0	154.0	0.363	0.263
- including	489.0	492.0	3.0	7.618	0.102
22-1398	490.0	558.0	68.0	0.145	0.197
22-1399	456.0	524.0	68.0	0.183	0.273
22-1400	520.0	653.0	133.0	0.194	0.277
24-1459	497.0	562.0	65.0	0.223	0.191
- including	505.0	507.0	2.0	1.603	0.052
23-1481	419.2	509.4	90.2	0.494	0244
- including	419.2	424.4	5.2	5.991	0.588

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10.2.3 Oliver Zone – NPI and Brownfield

Drill results show potential for both shallow and deep resource addition adjacent to and below the current northern margins of the ultimate pit boundary, in the Oliver zone. Shallow significant intersections with high gold-low copper mineralization are hosted within quartz-sericite-pyrite altered bedded trachyte tuff with pyrite ± chalcopyrite ± calcite veins. Porphyry-style gold-copper mineralization at depth is hosted by potassic (magnetite-biotite) altered latite crystal tuff overprinted by quartz-sericite-pyrite alteration, with early quartz veins and pyrite ± chalcopyrite veins. The mineralization at depth may be associated with the MBX stock or with the Lower Porphyry zone intersected in 2021 drill programs, underlying the current ultimate pit boundary. Narrower significant mineralized intercepts in 2018–2019 drill holes are spatially related to faults and faulted margins of monzonite porphyry dykes with more of an HGLC signature.

Significant Oliver Zone mineralized drilling intersections from 2019–2024 drilling are detailed on Table 10-5.

Table 10-5: Select Oliver Zone Drilling Intersections, 2019-2024

Hole ID	From (m)	To (m)	Core Length (m)	Gold (g/t)	Copper (%)
19-1221	362.0	394.0	32.0	0.372	0.049
- including	367.0	368.5	1.5	2.295	0.048
19-1225	245.8	270.5	24.7	0.624	0.011
- including	256.0	264.0	8.0	1.564	0.007
22-1409	178.0	265.0	87.0	0.570	0.021
22-1416	18.0	39.0	21.0	0.187	0.109
22-1416	76.0	119.0	43.0	0.236	0.094
22-1416	516.0	601.0	85.0	0.155	0.243
22-1422	97.0	197.0	100.0	0.626	0.120
24-1525	194.0	230.0	36.0	0.390	0.217

10.2.4 MBX, WBX, DWBX, and Lower Porphyry Zones – NPI

The MBX, WBX, and DWBX zones are mostly within the ultimate pit shell except at depth. Drill holes from 2018–2025 programs are dual purpose as they are collared in the pit for infill drilling (Mineral Resource classification upgrade) and extended below the ultimate pit shell for Resource expansion. Drilling has shown continuity of significant mineralization both within and below the ultimate pit shell. Programs in the MBX and WBX zones have targeted the footwall of the MBX stock, and infilled low density drilling where needed to support Mineral Resource classification. Both porphyry gold-copper and HGLC-style mineralization have been identified in drilling.

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TECHNICAL REPORT ON THE MOUNT MILLIGAN MINE Effective Date: June 30, 2025 Page 10-10 The MBX Deep, WBX Deep and Lower Porphyry zones were drilled in 2020-2021 from the bottom of the existing pit surface, dominantly in the Phase-4 area (as defined by the Centerra Gold Technical Report 2022), for both infill drilling and Resource expansion below the ultimate pit boundary. Assay results returned from the MBX Deep zone drilled in 2020–2025 show wide intercepts of mineralization below the ultimate open-pit boundary. Porphyry-style mineralization is associated with potassic altered latite-andesite units in the footwall of the MBX/WBX monzonite porphyry stock, often overprinted by QSPC alteration. All lithologies are variably crosscut by early, transitional, and late-stage veins. Late-stage pyrite-calcite ± polymetallic veins locally enhance gold, often associated with silver, zinc, and lead anomalies. Significant intercepts in the MBX Deep and WBX Deep zones from 2020-2025 drilling are detailed on Table 10-6.

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Table 10-6: Select MBX Deep Zone and WBX Deep Zone Drilling Intersections, 2020-2025

Hole ID	From (m)	To (m)	Core Length (m)	Gold (g/t)	Copper (%)
20-1269	142.3	355.0	212.7	0.686	0.183
including	303.0	334.0	31.0	2.155	0.224
21-1305	22.2	133.8	111.6	0.392	0.215
including	43.5	47.5	4.0	2.254	0.248
and	75.0	80.0	5.0	1.613	0.276
21-1313	12.7	315.0	302.3	0.402	0.268
including	275.5	287.0	11.5	1.021	0.375
21-1351	211.0	359.0	148.0	0.466	0.172
including	304.0	318.0	14.0	1.457	0.168
25-1581	190.0	285.6	95.6	0.253	0.160
including	229.2	233.0	3.8	1.699	0.242
25-1588	7.3	128.0	120.7	0.420	0.260
Including	34.0	36.0	2.0	1.100	0.426
- and	38.2	41.2	3.0	1.182	0.347
- and	44.0	45.7	1.7	1.276	0.395
- and	69.0	70.0	1.0	4.303	0.174
- and	95.0	97.0	2.0	1.046	0.512
25-1591	5.2	56.0	50.8	0.604	0.357
Including	32.0	34.0	2.0	1.075	0.295
25-1591	159.0	225.6	66.6	0.441	0.289
- including	183.0	195.3	12.3	1.364	0.565
- and	206.6	207.3	0.7	1.445	1.450
25-1622	6.7	84.0	77.3	0.227	0.102
- including	19.4	23.0	3.6	1.083	0.636
25-1626	17.0	85.2	68.2	0.287	0.110
- including	22.0	24.0	2.0	1.752	0.708
- and	78.0	79.4	1.4	1.073	0.646

The DWBX zone lies on the western side of Harris Fault in a downthrown fault block relative to the adjacent block that hosts the WBX and MBX zones. Because of this, the DWBX composite stock (an interpreted offset root of the MBX stock) is at greater depth than the MBX stock and there is more of a peripheral alteration-mineralization signature near surface (Figure 9-3). Recent drilling has been designed to infill the west wall of the ultimate pit boundary and extend mineralization related to the DWBX stock westward and deeper. Distal to the stock are narrow sections (<2 m wide) of gold mineralization in late-stage carbonate + pyrite ± quartz ± chalcopyrite ± galena ± tetrahedrite veins often with sericite halos. Porphyry-style mineralization is associated with potassic alteration and early quartz veins within the DWBX composite stock and at the stock margins, with the highest grades typically in the stock hangingwall. At least two phases of monzonite porphyry intrusions are interpreted to make up

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the DWBX composite stock, with different inferred dip directions and different intensities of potassic alteration and chalcopyrite mineralization. The DWBX stock and associated breadth of mineralization appears to taper towards the north, however, a moderately west-dipping hydrothermal breccia body associated with gold-copper mineralization has been identified at shallow depth in host volcanic rocks in the northern part of the DWBX zone. This feature is believed to be associated with emplacement of porphyry stocks and remains to be tested down-dip to the west and into the Goldmark stock footwall volcanic rocks. Recent results from the DWBX zone show the potential for Resource expansion to the west of the current ultimate pit boundary.

Significant mineralized intercepts in the DWBX zone from 2017–2022 drilling are listed on Table 10-7.

Table 10-7: Select DWBX Zone Drilling Intersections, 2017-2022

Hole ID	From (m)	To (m)	Core Length (m)	Gold (g/t)	Copper (%)
18-1071	184.0	286.0	102.0	0.304	0.247
21.1336	84.5	281.0	196.5	0.329	0.347
21-1340	198.0	381.0	183.0	0.265	0.371
21-1350	333.0	414.7	181.7	0.915	0.267
- including	334.6	335.2	0.6	116.100	1.880
- and	342.8	343.5	0.7	38.000	0.240
22-1392	407.0	474.2	67.2	0.381	0.230
22-1430	302.0	480.0	178.0	0.194	0.240
22-1431	124.0	331.0	207.0	0.337	0.185
22-1431	447.9	530.0	82.1	0.570	0.126
- including	467.3	475.1	7.8	3.022	0.143

A second series of fault-bound monzonite porphyry intrusions with potassic alteration ± mineralized early veins named the Lower Porphyry zone, have been drilled at depth underlying the ultimate pit boundary and the MBX stock by approximately 400 m to 600 m. This Lower Porphyry trend is interpreted to be associated with the Great Eastern stock, which lies shallower in an adjacent fault block to the east (Figure 9-3). The Lower Porphyry zone hosts wide runs of low-grade gold-copper mineralization associated with monzonite porphyry intrusions and potassically altered volcanics in their margins. Grades are enhanced in drill hole 21-1354 associated with a bedded trachyte unit, interpreted to be a favorable volcanic horizon for mineralization in multiple zones including the 66 zone.

Significant intercepts in the Lower Porphyry zone from 2021 drilling are listed on Table 10-8.

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Table 10-8: Select Lower Porphyry Zone Drill Intersections, 2021

Hole ID	From (m)	To (m)	Core Length (m)	Gold (g/t)	Copper (%)
21-1354	424.3	436.5	112.2	0.714	0.340
21-1344	518.0	587.6	69.6	0.257	0.179
21-1348	488.0	605.7	117.7	0.126	0.161

10.2.5 Great Eastern Fault and Great Eastern Stock Zones – NPI and Brownfield

Drilling in the Great Eastern zones on the eastern margins of the ultimate pit boundary continued to define two targets, a shallow target associated with the Great Eastern Fault, and an underlying gold-copper porphyry target associated with the recently discovered Great Eastern composite stock.

The shallow Great Eastern Fault zone lies east of the 66 zone on the east side of the Great Eastern Fault, defined as a mineralized tabular body within the hangingwall of the Great Eastern Fault. Drilling has shown that significant mineralization is spatially associated with the fault zone, fault breccia with monzonite porphyry clasts and early-stage vein fragments, and QSPC alteration overprinting early-stage potassic. The zone may be interpreted as preserved portions of the MBX deposit, milled in the damage zone of the Great Eastern Fault.

Significant intercepts in the Great Eastern Fault zone from 2019–2025 drilling are tabulated on Table 10-9.

Table 10-9: Select Great Eastern Fault Zone Drilling Intersections, 2019-2025

Hole ID	From (m)	To (m)	Core Length (m)	Gold (g/t)	Copper (%)
21-1316	24.0	102.0	78.0	0.450	0.311
21-1318	31.0	71.0	40.0	0.303	0.426
22-1463	35.5	75.5	40.0	0.181	0.373
22-1464	53.0	93.6	40.6	0.243	0.258
22-1465	48.0	100.0	52.0	0.169	0.082
25-1636	19.7	93.6	73.9	0.211	0.184
25-1641	61.9	99.7	37.8	0.306	0.413
- including	69.2	72.3	3.1	0.983	1.416
25-1648	54.0	107.1	53.1	0.292	0.317
- including	61.0	61.9	0.9	1.342	1.580
25-1651	65.0	123.0	58.0	0.659	0.329
- including	72.2	75.2	3.0	1.218	0.204
- and	83.5	93.5	10.0	2.136	0.805

Drilling east of the ultimate pit boundary first intersected the Great Eastern stock zone at the end of 2020 drill programs which was successfully intersected up-dip to the east-southeast in subsequent exploration

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drilling in 2021. Assay results returned from the Great Eastern stock zone show wide runs of significant mineralization in the hangingwall and footwall margins of the potassic altered monzonite porphyry composite stock and surrounding potassic altered volcanic-volcaniclastic units with variable QSPC overprint. The highest-grade intervals are associated with zones of quartz stockwork within the stock and in the footwall margins, particularly bedded trachytic volcanic host units. Three different phases of intrusions have been logged in detail within the Great Eastern composite stock, which may also affect the grade distribution.

Significant intercepts in the Great Eastern stock zone from 2020–2022 drilling are listed on Table 10-10.

Table 10-10: Select Great Eastern Stock Zone Drilling Intersections, 2020-2022

Hole ID	From (m)	To (m)	Core Length (m)	Gold (g/t)	Copper (%)
20-1274	390.7		76.1	0.439	0.254
21-1310	341.0	383.0	42.0	0.313	0.382
21-1314	262.0	369.0	107.0	0.297	0.223
21-1314	375.1	435.0	59.9	0.228	0.135
21-1314	490.0	609.0	119.0	0.462	0.369
22-1367	306.0	449.0	143.0	0.463	0.261
- including	390.0	408.0	18.0	1.352	0.416
22-1367	459.3	540.0	80.7	0.269	0.116
22-1367	564.0	655.0	101.0	0.395	0.255
22-1369	515.0	563.0	52.0	0.297	0.247
22-1371	330.0	396.0	66.0	0.164	0.138
22-1402	306.0	444.0	138.0	0.305	0.118
22-1402	511.3	552.1	40.8	1.069	0.206
- including	511.3	513.1	1.8	17.300	0.296
22-1406	297.0	354.9	57.9	0.158	0.084
22-1410	387.0	432.1	45.1	0.171	0.284
22-1410	491.7	567.1	75.4	0.146	0.239

10.2.6 66 Zone – NPI

The 66 zone lies on the southeast side of Rainbow Fault, predominantly in the hangingwall block. It is interpreted as a downthrown fault block (~100 m of throw) and a preserved portion of the sericitic (QSPC) alteration shell overprinting potassic alteration, from a higher level of the porphyry deposit, likely the upper part of the MBX Main zone. It is the foremost setting for HGLC-style mineralization and associated vein types at the Mount Milligan deposit. This mineralization is more widespread in the 66 zone than elsewhere in the deposit where it is more narrowly confined to veins, faults, and breccias. Recent work has highlighted the importance of narrow porphyry dykes to mineralization in the volcanic stratigraphy. Higher gold grade appears be localized in the hangingwall of a north-dipping monzonite

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porphyry unit, possibly an offset southeastern extension of the Rainbow Dyke. Bedded/banded and massive trachytic rocks in the volcanic stratigraphy are favourable hosts to mineralization when proximal to, or intersecting with, porphyry dykes. A deeper porphyry unit, historically called the "Lower Monzonite", appears to be un-mineralized but is not well tested by drilling.

Recent drilling programs have followed up HGLC intersections from the 2017 metallurgical drilling program and tested for continuity and controlling factors of mineralization. The southeast-dipping Rainbow Fault appears to cut off mineralization at depth but there is potential for additional HGLC mineralization down-dip of the fault within its hangingwall below the ultimate pit shell.

Significant intercepts in the 66 zone from 2022–2025 drilling are shown on Table 10-11.

Table 10-11: Select 66 Zone Drilling Intersections, 2022-2025

Hole ID	From (m)	To (m)	Core Length (m)	Gold (g/t)	Copper (%)
22-1442	3.7	89.0	85.3	0.240	0.007
22-1442	129.0	211.0	82.0	0.515	0.008
- including	143.0	145.0	2.0	2.099	0.005
- and	157.3	161.1	3.8	3.792	0.014
24-1516	6.1	111.2	105.1	0.743	0.021
- including	6.1	8.0	1.9	6.822	0.015
- and	39.0	41.0	2.0	1.787	0.004
- and	46.0	48.0	2.0	1.674	0.194
- and	57.0	78.5	21.5	1.075	0.017
- and	102.0	106.0	4.0	2.303	0.033
24-1517	8.0	185.0	177.0	0.426	0.027
- including	67.0	69.0	2.0	2.468	0.010
- and	111.5	112.9	1.4	1.649	0.024
- and	141.5	147.6	6.1	1.984	0.064
- and	157.0	165.5	8.5	1.400	0.059
- and	181.0	182.4	1.4	2.267	0.114
24-1520	97.2	152.4	55.2	0.347	0.023
- including	148.0	149.2	1.2	1.136	0.037
24-1521	8.3	128.5	120.2	0.282	0.034
- including	105.0	107.0	2.0	1.043	0.041
- and	125.0	127.0	2.0	1.107	0.005
25-1611	17.5	131.0	113.5	0.506	0.039
- including	79.1	83.0	3.9	5.148	0.071
- and	98.0	100.0	2.0	1.055	0.046
- and	104.5	106.2	1.7	2.326	0.360

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TECHNICAL REPORT ON THE MOUNT MILLIGAN MINE Effective Date: June 30, 2025 Page 10-16 10.2.7 Saddle and Saddle West Zones – NPI and Brownfield The Saddle zone (formerly Creek zone) is where Mr. Haslinger made his creek bed discovery. This area was less densely drilled historically due to accessibility issues related to King Richard Creek. The creek was dammed as part of mine construction and drilling resumed with Centerra-TCM in 2017. The zone is centred on a north-south trending, moderately west-dipping monzonite porphyry stock called the Unnamed stock (later renamed the ‘Saddle’ stock) and subjacent sheeted dyke complex, situated midway (~400 m) between the MBX stock to the north-northeast and the Southern Star stock complex to the south-southwest (Figure 9-2). The Saddle zone comprises shallow HGLC-style mineralization related to transitional and late-stage veins near faults in the Saddle stock and early-stage vein zone with porphyry gold-copper style mineralization in the underlying Saddle stock. Assays returned from 2023–2024 in-pit drilling in the Saddle zone, show significant mineralization below the current ultimate pit boundary. Shallower volcanic hosted porphyry-style gold and copper mineralization is interpreted as the southern distal expression of mineralization peripheral to the Saddle stock. HGLC-style mineralization at depth is associated with albite-epidote to quartz-sericite-pyrite altered latite volcanic tuffs crosscut by crosscut by pyrite ± chalcopyrite vein(lets) and late-stage pyrite ± calcite ± polymetallic vein(lets). This mineralization is spatially associated with the footwall of a previously unidentified monzonite porphyry stock intersected in the 2023 drilling program. Selected intercepts in the Saddle zone from 2018–2023 drilling are provided on Table 10-12.

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Table 10-12: Saddle Zone Drilling Intersections, 2018-2023

Hole ID	From (m)	To (m)	Core Length (m)	Gold (g/t)	Copper (%)
18-1056	212.5	569.7	57.2	0.630	0.274
- including	230.6	235.6	5.0	2.340	0.986
- and	240.0	247.7	7.7	0.959	0.477
18-1057	178.4	327.9	149.5	0.456	0.435
- including	219.2	229.2	10.0	1.418	1.048
- and	258.5	260.5	2.0	1.114	0.788
18-1058	160.9	250.8	89.9	0.445	0.466
- including	203.4	206.0	2.6	1.181	0.517
19-1158	64.0	140.8	76.8	0.318	0.375
- including	128.0	130.0	2.0	1.127	1.150
23-1467	344.3	451.0	106.7	0.259	0.023
23-1470	407.0	468.1	61.2	0.488	0.030
- including	417.0	419.0	2.0	1.370	0.160
- and	428.2	432.2	4.0	1.950	0.042
23-1470	476.0	537.0	61.0	0.895	0.005
- including	491.0	496.9	5.9	1.307	0.001
- and	506.0	512.0	6.0	1.730	0.001
- and	529.4	537.0	7.6	3.077	0.009
24-1524	7.3	225.1	217.8	0.173	0.301

The Saddle West (or King Richard zone) zone is centered on the east-northeast trending Saddle fault, south of the Goldmark zone within Heidi Lake valley. Till overburden in the valley ranges from 10 m to 100 m. Drilling in this area has successfully targeted the down-dip extension of the Saddle zone. Significant intercepts show mineralization is associated with faulted/fractured margins of monzonite porphyry dykes, and with transitional to late-stage veins with sericitic alteration overprinting early-stage potassic alteration.

Significant intercepts in the Saddle West zone from 2023–2024 drilling are listed on Table 10-13.

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Table 10-13: Select Saddle West Zone Drilling Intersections, 2023-2024

Hole ID	From (m)	To (m)	Core Length (m)	Gold (g/t)	Copper (%)
23-1479	430.0	500.0	70.0	0.206	0.158
23-1506	370.2	424.6	54.4	0.142	0.118
24-1554	45.0	85.0	40.0	0.216	0.129
24-1554	248.0	321.0	73.0	0.157	0.168
24-1556	139.0	187.4	48.4	0.323	0.139
	184.0	187.4	3.4	1.121	0.422
24-1556	214.2	298.0	83.8	0.153	0.127
24-1564	116.0	153.8	37.8	0.24	0.116
24-1565	306.0	348.0	42.0	0.192	0.200

10.2.8 Boundary Zone – Brownfield

The Boundary zone lies ~350–500 m from the western margins of the ultimate pit boundary, and results show potential for resource expansion west of the current pit. Assays returned show both shallow and deep porphyry-style gold and copper mineralization associated with a series of monzonite ± hornblende porphyry dykes in the shallow Boundary zone and underlying northwestern extension of the Southern Star composite stock. Mineralization is hosted within dykes and at dyke margins in potassic and inner propylitic altered andesite tuffs, often overprinted by quartz-sericite-pyrite alteration, with early quartz veins and chalcopyrite ± pyrite veins.

Significant intercepts in the Boundary zone from 2022–2025 drilling are listed on Table 10-14.

Table 10-14: Select Boundary Zone Drilling Intersections, 2022-2025

Hole ID	From (m)	To (m)	Core Length (m)	Gold (g/t)	Copper (%)
22-1432	153.0	189.8	36.8	0.243	0.183
22-1439	38.0	86.0	48.0	0.374	0.178
22-1444	192.0	234.0	42.0	0.308	0.157
22-1449	225.0	283.0	58.0	0.207	0.225
23-1507	455.0	490.6	35.6	0.219	0.216
23-1509	215.3	289.0	73.7	0.336	0.066
25-1643	126.6	182.5	55.9	0.108	0.159
25-1643	392.0	421.1	29.1	0.109	0.097
25-1643	444.0	531.0	87.0	0.203	0.231
- including	452.0	454.1	2.1	2.270	0.438
25-1650	58.0	96.0	38.0	0.066	0.142

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10.2.9 Southern Star and South Boundary Zones – NPI and Brownfield

Porphyry gold-copper style mineralization in the Southern Star deposit, south of the previously described zones, is hosted in the Southern Star stock, made of westerly monzonite porphyries and hydrothermal breccias. Recent drilling has focused on infill for Resource estimation in support of Phase-8 mine planning (as defined in Centerra Gold, 2022), and testing for the extension of mineralization below the ultimate pit boundary. Significant assay results from ongoing drilling show the potential for resource expansion below the ultimate pit boundary, in the footwall of the Southern Star stock.

Selected results in the Southern Star zone from 2018–2025 drilling are listed on Table 10-15.

Table 10-15: Select Southern Star Zone Drilling Intersections, 2018-2025

Hole ID	From (m)	To (m)	Core Length (m)	Gold (g/t)	Copper (%)
18-1123	12.2	251.5	239.3	0.480	0.192
- including	46.0	54.0	8.0	1.208	0.404
- and	70.0	74.0	4.0	1.387	0.539
- and	84.0	92.0	8.0	0.979	0.330
- and	178.0	189.3	11.3	1.282	0.452
- and	195.0	201.0	6.0	1.124	0.402
19-1132	14.6	163.2	148.8	0.484	0.258
- including	81.6	85.0	3.4	1.258	0.682
- and	91.0	102.4	11.4	1.556	0.516
25-1661	22.7	94.1	71.4	0.112	0.186
25-1662	9.1	61.0	51.9	0.250	0.292
25-1662	86.5	130.0	43.5	0.073	0.185
25-1637	222.0	347.0	125.0	0.162	0.188
25-1637	355.0	441.6	86.6	0.153	0.163
25-1637	451.1	490.5	39.4	0.121	0.125
25-1655	19.0	91.1	72.0	0.835	0.350
- including	21.0	36.0	15.0	1.384	0.470
- and	41.0	58.0	17.0	1.409	0.529
- and	87.0	88.9	1.9	1.286	0.197

The South Boundary zone is the southernmost of the three subparallel east-northeast trending structurally controlled HGLC targets (Goldmark-Oliver, Saddle West, South Boundary) west of the main porphyry stock trend (Figure 9-2). South Boundary lies west of the Southern Star zone in a similar relationship as the Saddle West to the Saddle zone and Goldmark to the DWBX-WBX zones. The area was trenched by BP Resources in the 1980s and wide-space-drilled by United Lincoln/Continental Gold in 1989 and 1991. This exploration work identified a high gold 'polymetallic vein' style target (Sketchley, Rebagliati and Delong, 1995). Drilling resumed with Centerra-TCM in 2019.

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Drill results at the South Boundary zone show shallow HGLC-style mineralization, with potential to be mined as a hypothetical satellite pit west of the current operation. Results of ongoing drilling indicate that mineralization is spatially related to narrow faults, breccia and fracture zones in volcanic rocks with QSPC alteration and associated transitional-to-late stage veins including pyrite stringers and semi-massive pyrite ± magnetite veins; and to faulted and brecciated monzonite porphyry dykes with early stage alteration-mineralization and associated veins that have been overprinted by the QSPC assemblage and veins. Some chalcopyrite is noted in late-stage veins suggesting remobilization of earlier stage mineralization. The main auriferous vein orientation dips moderately west-northwest, measured in oriented core and confirmed by exposure in an exploration trench completed in 2021. The South Boundary zone may represent the gold rich cap of an underlying porphyry deposit, similar to the geometry of the 66 zone and the MBX stock. This hypothesis implies an untested gold-copper porphyry target to the northwest towards the historical Boundary zone.

Selected results in the South Boundary zone from the 2019–2025 drilling are listed on Table 10-16.

Table 10-16: Select South Boundary Zone Drilling Intersections, 2019-2025

Hole ID	From (m)	To (m)	Core Length (m)	Gold (g/t)	Copper (%)
19-1200	354.0	403.3	49.3	1.214	0.053
- including	375.3	377.0	1.7	5.883	0.166
- and	388.0	389.1	1.1	1.100	0.021
- and	399.0	403.3	4.3	8.796	0.306
19-1211	149.0	183.0	34.0	0.882	0.111
- including	151.0	153.0	2.0	11.400	0.506
20-1249	67.5	90.0	22.5	1.542	0.017
20-1255	139.0	177.0	38.0	0.535	0.036
21-1330	107.0	153.0	46.0	1.246	0.034
21-1330	121.5	178.0	56.5	0.429	0.009
25-1595	20.0	75.0	55.0	0.274	0.086
25-1597	13.0	37.7	24.7	1.286	0.020
- including	13.0	15.0	2.0	3.045	0.013
- and	23.0	25.0	2.0	7.167	0.002
- and	33.0	35.0	2.0	3.667	0.045
25-1604	100.0	148.0	48.0	0.171	0.134

10.2.10 Rainbow Extension Zone – Brownfield

The Rainbow Extension zone was drill tested in 2020–2021, exploring for Resource expansion potential south of the ultimate pit boundary where the interpreted extension of the moderately southeast dipping Rainbow fault is projected to continue south of the Southern Star deposit (Figure 9-2). The target was covered during the 2020 ground IP survey showing a broad moderate chargeability feature in the

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footwall of the modelled Rainbow Extension fault. Drilling intersected low-grade gold-copper porphyry mineralization associated with narrow hornblende monzonite porphyry dykes and transitional pyrite-chalcopyrite stringers. The geology is dominantly andesitic lapilli tuffs with inner to outer propylitic alteration and a variable QSPC overprint.

Significant intercepts in the Rainbow Extension zone from 2020–2021 drilling are listed on Table 10-17.

Table 10-17: Select Rainbow Extension Zone Drilling Intersections, 2020-2021

Hole ID	From (m)	To (m)	Core Length (m)	Gold (g/t)	Copper (%)
20-1235	232.0	328.9	96.9	0.291	0.131
21-1320	185.7	307.3	121.6	0.123	0.107
21-1326	212.0	275.0	63.0	0.303	0.122

10.3 SURVEY CONTROL

10.3.1 Pre-2017 Drilling

Surveying and establishment of a grid at the Mount Milligan Property evolved from basic manual methods in the 1980's to precise GPS-based systems in the present. Initial grids established by BP Resources in 1984–1985 and later by Lincoln and United Lincoln (1986–1988) used chain-and-compass and EDM techniques without correction for local magnetic deviation. In 1988, McElhanney Surveying Ltd created a mine grid tied to legal claim boundaries and regional geodetic control points. This grid became the reference for subsequent drilling. Placer Dome's 2004 drill sites were surveyed by McElhanney. From 2006–2007, Terrane used sub-decimeter accuracy Real-Time Kinematic Global Navigation Satellite System (RTK GNSS) surveys. All pre-2006 collars later corrected to a 2008 light detection and ranging (LiDAR) surface. From 2010 to 2016, TCM employed Trimble differential GPS equipment for most campaigns, ensuring LiDAR-verified elevations; only the 2015–2016 exploratory holes used handheld GPS receivers due to their preliminary nature.

10.3.2 2017 to 2025 Drilling (Centerra-TCM)

For 2017–2025, all final drill hole locations within the ultimate pit boundary (Resource and near-pit exploration) were surveyed using mine survey Trimble differential GPS equipment (models Trimble TSC7 controller paired to a SPS882 GNSS antenna or a Trimble TSC3 controller paired to a SPS986 GNSS antenna). For greenfield and brownfield exploration, collars were surveyed using Trimble TSC3 capable of sub-decimeter accuracy, a Trimble GeoExp6000 capable of sub-metre accuracy, a Bad Elf Flex differential GPS (model BE-GPS-5500) instrument capable of sub-metre accuracy or a handheld GPS receiver (Garmin 62), depending on availability and radio link signal strength of the rover GNSS antenna away from the base station.

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TECHNICAL REPORT ON THE MOUNT MILLIGAN MINE Effective Date: June 30, 2025 Page 10-22 10.4 DOWNHOLE SURVEYS 10.4.1 Pre-2017 Drilling Early diamond drill holes (1987–1990) used acid tests to measure dip, while azimuths were omitted due to magnetic interference from magnetite. Correction factors were derived from limited Sperry Sun gyroscope data and added later. Placer Dome introduced Sperry Sun magnetic surveys and Icefield Inclinometer tools in 2004 to improve accuracy. Terrane (2006–2007) and TCM (2010–2016) primarily used Reflex EZ-Shot magnetic tools, recording azimuth and dip every 50 m down-hole and excluding data affected by magnetic interference. Holes drilled in 2013 to investigate overburden depth were not surveyed due to negligible deviation in the short holes of this program. In 2016, Reflex TN-14 Gyrocompass and Gyro tools were adopted to minimize magnetic effects during exploratory drilling northwest of the main deposit. 10.4.2 2017 to 2025 Drilling (Centerra-TCM) Downhole surveys for 2017–2025 drill holes were completed using a Reflex EZ-Gyro, Reflex Gyro Sprint-IQ, and Reflex OMNIX42 (greenfield and brownfield exploration as well as Resource infill drilling) and Reflex EZ-trac downhole tool (greenfield exploration drilling). The EZ-Gyro is a north-seeking, non-magnetic compass unaffected by magnetic interference. At completion of drilling, a single measurement was conducted every 50 ft (~15 m) intervals, and three consecutive measurements at a single depth were conducted every 500 ft (EZ-Gyro ‘Optimized’ mode) for quality control purposes. Whenever possible, while drilling vertical holes, EZ-Gyro surveys were used to provide real time indication that the drill hole was within acceptable limits of deviation. The EZ-trac survey tool was used to capture azimuth and dip readings approximately every 50 m downhole. The magnetic declination used for the 2017–2019 surveys varies from 17.57° to 17.9°, except for resource diamond drill holes 18-1071 and 18-1075. Magnetic field strength measurements were used to help identify measurements that may have been influenced by magnetic interference. Anomalous readings were flagged and excluded from the data used in Mineral Resource estimation. For drill programs from 2021 to May 2025, the Reflex Gyro Sprint-IQ survey tool was used for down hole surveys and is a north seeking gyro available in continuous, single shot, multi shot and overshot modes. It also has a high-speed continuous mode. The survey mode used varied with the dip of the drill hole, with Multishot Mode (North Seeking) typically used for holes steeper than -84°, and Continuous Mode (North Seeking) used for holes with a dip from -30° to -84°. In cases where both ‘in’ and ‘out’ measurements were taken, both were stored in the database, but only one would be approved and used

TECHNICAL REPORT ON THE MOUNT MILLIGAN MINE Effective Date: June 30, 2025 Page 10-23 in Mineral Resource estimation. Measurements were taken in continuous mode on average every 5 m, increasing to 3 m spacing for holes steeper than -80°. In June 2025, the Reflex Gyro Sprint-IQ was discontinued and replaced by the OMNIx42 tool. OMNIX42 is a north seeking gyro tool with 42 mm diameter. The tool has single-shot, multi-shot and continuous shot modes. At Mount Milligan, only continuous shots were taken with measurements every 5 m after drilling was completed. 10.5 CORE RECOVERY All the drill holes are diamond drill core holes with predominantly NQ size core diameter. Some HQ size has also been drilled since 2006, mainly during the 2006–2007 feasibility drilling period and for metallurgical test work in 2020. A few 6-inch holes were drilled for metallurgical samples. Geotechnical information was routinely recorded for all diamond drilling programs including core recovery, RQD, hardness or CS, degree of breakage, degree of weathering or oxidation, fracture and joint frequency, and SG. Core recovery routinely exceeds 90% and has a mean of 96%. Based on the high core recovery there is no known material impact on the reliability of results.

TECHNICAL REPORT ON THE MOUNT MILLIGAN MINE Effective Date: June 30, 2025 Page 11-1 11 SAMPLE PREPARATION, ANALYSES, AND SECURITY 11.1 PRE-2004 SAMPLES Details of the historical drill programs (1987–2016) including sampling method and approach, sample preparation and laboratory, assaying, quality control, and security, have varied with the different programs and operators throughout the Project’s history. For drill programs completed from 1987–2004, core was stored in outside core racks or dead-stacked on the ground. All racks were vandalized in 2005, leaving only the dead-stacked core intact. 11.1.1 Sample Preparation and Laboratory Samples for drill holes 87-1 to 88-60 were prepared and assayed by Acme Analytical Laboratories Ltd (Acme); drill holes 88-61 to 90-758 by Mineral Environments Laboratories Ltd (Min-En); and drill holes 90-759 to 91-862 by the Placer Dome Research Centre (PDRC). All laboratories were in Vancouver, British Columbia and independent of the Project owner. Lab certification details for Acme, Min-En, and PDRC are unknown during the time the analyses were performed. Samples were prepared as follows: • Samples were first dried at 95°C • Samples were jaw crushed to nominal 6 mm • Samples were then roll crushed to nominal 0.3 mm • Samples were riffle split until a 300–400 gram (g) subsample was generated • Sub-samples were then pulverized to 95% passing a 120-mesh screen. 11.1.2 Assaying Gold was assayed by the laboratory at which they were prepared (Acme, Min-En, and PDRC) by standard fire assay with an atomic absorption finish on a 30 g pulp sample. Copper was assayed by digesting 2 g of sample in aqua regia and determining the assay value by atomic absorption spectrometry (AAS). Gold assay batches consisted of 24 samples and copper assay batches of 70 samples. Bondar Clegg and Chemex, both of Vancouver, British Columbia, performed check assays on selected sample pulps using the same protocol. Both Bondar Clegg and Chemex were independent of the Property owner at the time and independent of Centerra. Min-En performed metallic screen fire assays for gold by weight-averaging the entire +120 mesh fraction with the average of two assays of the -120 mesh fraction.

TECHNICAL REPORT ON THE MOUNT MILLIGAN MINE Effective Date: June 30, 2025 Page 11-2 Trace element geochemical analysis of silver by AAS (Min-En) was routinely conducted on samples from drill holes 88-61 to 89-212. The assay procedures were performed by methods conforming to industry standard practices for gold-copper porphyry deposits. 11.1.3 Quality Control Standards, blanks, and duplicates were not routinely inserted into the sample stream during the historical drill programs from 1987 to 1992. However, there were external check assay programs in place, both by Continental Gold and Placer Dome, and one of these check programs did employ standards as a check on accuracy. Additional check assay programs have been initiated over the years of the pre-2004 assay samples and are described in detail in Thompson Creek Metals Company Inc.’s (TCM) 2015 Technical Report (refer to TCM January 21, 2015, NI 43-101 Technical Report check assay programs). The report concluded from the check assay programs that the data were acceptable and free of significant bias. 11.1.4 Security No specific sample security measures were in place during the pre-2004 drill programs. 11.2 PLACER DOME SAMPLES 11.2.1 Sampling Method and Approach Diamond drill hole samples were collected from NQ-2 diameter (50.5 mm) drill core. Core was marked with intervals and split lines for sampling by the geologist on 2 m intervals except where pyrite veins or lithologic contacts were encountered. Core was split in half using a core splitter, with one half shipped to the laboratory for analysis and the other half retained on site. The 2004 drill core was subject to vandalism in 2005 and is no longer available (Figure 11-1). 11.2.2 Sample Preparation and Laboratory Samples for drill holes 04-920 to 04-933 (2004) were prepared and assayed by Eco-Tech Laboratories Ltd. (Eco-Tech) of Kamloops, British Columbia which maintained an ISO 9001:2000 standard for the provision of assay and geochemical analytical services. Eco-Tech is independent of the Property owner at the time and independent of Centerra. Samples were prepared as follows: • Samples were jaw crushed to nominal 5 mesh • Samples were crushed to nominal 10 mesh (equipment used is not documented) • Samples were then riffle split until a nominal 1 kg subsample was generated • Subsamples were then pulverized to nominal 140 mesh.

TECHNICAL REPORT ON THE MOUNT MILLIGAN MINE Effective Date: June 30, 2025 Page 11-3 11.2.3 Assaying Gold was assayed by Eco-Tech by standard fire assay with an atomic absorption finish on a 30 g pulp sample. Copper assays utilized an aqua regia sample decomposition with analyses by inductively coupled plasma atomic emission spectroscopy (ICP-AES). Cu analyses greater than 7,000 ppm were rerun using AAS. The method codes used by Eco-Tech are not documented on the assay certificate, but the lab is accredited as described above. 11.2.4 Quality Control Placer Dome introduced a QA/QC program through the systematic insertion of one blank, one pulp duplicate, and one company standard inserted every 37 core samples sent for analysis to Eco-Tech. Eco-Tech received a flask labeled “Standard A”, which was used as the company standard. “Standard A” consisted of CGS-1 from CDN Resource Laboratories Ltd of Delta, British Columbia. CGS-1 was prepared from ore supplied by B.C. Metals Corporation from the Red Chris Porphyry deposit in British Columbia. Assay results of the CGS-1 standard were consistently higher than the recommended standard value but within the acceptable ranges defined on the certificate. Analyses of pulp duplicates yielded generally excellent correlation for copper and fair to poor correlation for gold. All blanks produced null to low gold and copper values. No external lab check assays were performed for the 2004 samples. 11.2.5 Security No specific sample security measures were documented for the 2004 drill program. 11.3 2006–2007 TERRANE SAMPLES 11.3.1 Sampling Method and Approach Terrane collected samples from HQ diameter (63.5 mm) diamond drill core. Intervals were nominally 2 m of core length but were shortened at the discretion of the geologist at lithological, structural, or major alteration contacts. Prior to marking the sample intervals, technicians photographed and geotechnically logged the core. Technicians then marked the sample intervals and assigned sample numbers. After the sample intervals were marked, the geologist logged the core in detail, and the core was sent for sampling. Drill core was split in half using a hydraulic core splitter, with one-half placed in a sample bag for shipping to the sample preparation laboratory and the other half placed back in the core box for future reference. Core boxes were cross-stacked on pallets and remain at the project site.

TECHNICAL REPORT ON THE MOUNT MILLIGAN MINE Effective Date: June 30, 2025 Page 11-4 11.3.2 Sample Preparation and Laboratory The initial splitting of drill core at the project site was the only aspect of sample preparation performed by Terrane employees. The half-core samples were then shipped to ALS Chemex (now ALS Minerals (ALS)) in Vancouver, British Columbia for sample preparation and analysis. ALS laboratories in North America are registered to ISO 9001:2000 for the provision of assay and geochemical analytical services by QM Quality Registrars. In addition, ALS’ main North American laboratory in North Vancouver, British Columbia is accredited by the Standards Council of Canada (SCC) for specific tests listed in the Scope of Accreditation No. 579, which is available at https://www.scc.ca. This accreditation is based on international standards (ISO 17025) and involves extensive site audits and ongoing performance evaluations. ALS was independent of the Property owner at the time and is independent of Centerra. Samples were prepared using Method Code PREP-31 as follows: • Samples were logged into the tracking system and barcodes applied • Samples were dried and weighed • Samples were fine crushed >70% passing 2 mm • Samples were split to 250 g and pulverized to >85% passing 75 µm. 11.3.3 Assaying Drill core samples were analyzed for gold content using ALS method Au-AA25. Gold assays utilized a fire assay fusion sample decomposition of a 30 g pulp with an AAS finish. Copper analysis was completed using ALS method Cu-OG46. Copper assays utilized aqua regia sample decomposition with analysis by ICP-AES. Every second sample was also analyzed for multiple elements using ALS method ME-MS41. This method analyzed trace levels for 50 elements by aqua regia digestion and a combination of ICP-AES and inductively coupled plasma mass spectrometry (ICP-MS). Silver was analyzed as part of this multi-element package. Assay methods used by Terrane (Au-AA25, Cu-OG46, and ME-MS41) at ALS are listed on their ISO 17025 accreditation. 11.3.4 Quality Control In addition to an internal laboratory quality control program utilized by ALS, Terrane maintained an additional QA/QC program through the systematic use of standards, blanks, and duplicates. For every 20 samples, one standard and one blank were inserted into the sample stream by core sampling personnel at the project site. Two different copper-gold standards were purchased from CDN Resource Laboratories Ltd in Delta, British Columbia. Standards were alternated for each batch of 20 samples. In

TECHNICAL REPORT ON THE MOUNT MILLIGAN MINE Effective Date: June 30, 2025 Page 11-5 addition, for every 20th sample, the sample preparation laboratory created a duplicate pulp for a comparative analysis. The results of the QA/QC program were reviewed, and corrective action was taken on sample batches with QA/QC samples exceeding acceptable limits. A slight high bias of the copper analyses of 2–5% relative to the accepted value of the certified reference material (CRM) used was noted. A similar bias was noted in the laboratory’s internal quality control analyses. This bias was within the range of some of the labs participating in the round robin analyses of the standards. There was no appreciable bias of the gold analyses relative to the standards. External pulp duplicate check analyses at a separate laboratory (Acme) indicated no significant relative bias in the gold analyses and a consistent high bias of the primary analyses of ~5% for copper. Assessment of precision based on routine analyses of preparation duplicates (split after initial crushing) indicated the precision of gold analyses is slightly less than ideal, and copper is slightly greater. Routine analyses of blank material indicated no systematic contamination during sample preparation. A few isolated higher analyses resulted in batch re-assays with acceptable results. 11.3.5 Security Samples were sealed in large rice sacks and stored in the core sampling shed to improve the security of the samples while at the project site, and to ensure the validity and integrity of the samples taken. Twice weekly, the sacks were shipped from the project site directly to the ALS preparation laboratory via Russell Transfer, a bonded independent expeditor based in Fort St James, British Columbia. 11.4 2010–2011 TCM SAMPLES 11.4.1 Sampling Method and Approach TCM collected samples from predominately NQ diameter diamond drill core. Intervals were nominally 2 m of core length but were shortened, at the discretion of the geologist, at lithological, structural, or major alteration contacts. The drill core was marked with the sample intervals, assigned sample numbers and photographed before the core was sent for cutting. Drill core was cut in half using a diamond drill core saw by TCM staff, with one half placed in a sample bag for shipping to the sample preparation laboratory and the other half placed back in the core box for future reference. Core boxes were cross-stacked on pallets and remain at the project site. 11.4.2 Sample Preparation and Laboratory For the 2010–2011 drilling campaigns, TCM continued with the preparation method and analytical protocol utilised by Terrane for the 2006–2007 program. Drill core was cut at the project site and the

TECHNICAL REPORT ON THE MOUNT MILLIGAN MINE Effective Date: June 30, 2025 Page 11-6 half-core samples were then shipped to sent to the ALS sample preparation facility in Terrace, British Columbia for sample preparation. Splits of the pulps were subsequently shipped to the ALS laboratory in Vancouver for analysis. ALS was independent of the Property owner at the time and independent of Centerra. 11.4.3 Assaying The 2010–2011 drill core samples were analyzed for gold content using ALS method Au-AA25. Gold assays utilized a fire assay fusion sample decomposition of a 30 g pulp with an AAS finish. Copper analysis was completed using ALS’s method Cu-OG46. Copper assays utilized aqua regia sample decomposition with analysis by ICP-AES. Every second sample was also analyzed for multiple elements using ALS’s method ME-MS41. This method analyzed trace levels for 50 elements by aqua regia digestion and a combination of ICP-AES and ICP-MS. Silver was analyzed as part of this multi-element package. Assay methods used by TCM (Au-AA25, Cu-OG46, and ME-MS41) at ALS are listed on their ISO 17025 accreditation. 11.4.4 Quality Control All campaigns utilized the same QA/QC protocol initiated during the 2004 drill program, with the insertion of standard reference material, duplicates and blanks into the sample stream to monitor precision, accuracy, and contamination of the sampling and analytical process. Results of these analyses were continuously and independently monitored, with a ‘failure table’ documenting the quality control samples that exceeded acceptable limits and tracking the corrective measures taken. Where necessary, analytical batches were re-assayed to achieve final analyses that met industry standards of quality. Precision was measured through duplicate samples taken at various stages of sample size reduction; quarter core field duplicates, preparation duplicates taken after coarse crushing and pulp duplicates taken routinely as part of the ALS and BV internal quality control. Coarse barren limestone or quartzite was routinely added to each batch to monitor possible contamination during the sample preparation stage. No significant contamination was indicated during the assay programs. In addition to the QA/QC samples submitted to the primary laboratory, approximately 5% of the sample pulps were submitted to Acme laboratories in Vancouver for the 2010–2011 campaigns as an independent check against analytical bias and accuracy. Through continuous monitoring of the QA/QC results, significant issues affecting the results were identified and resolved, and no issues were raised with the check assay results.

TECHNICAL REPORT ON THE MOUNT MILLIGAN MINE Effective Date: June 30, 2025 Page 11-7 11.4.5 Security Samples were sealed in large rice sacks and stored in the core sampling shed to improve the security of the samples while at the Project site, and to ensure the validity and integrity of the samples taken. Twice weekly, the sacks were shipped from the project site directly to the ALS preparation laboratory via Russell Transfer, a bonded independent expeditor based in Fort St James, British Columbia. 11.5 2015–2016 TCM SAMPLES 11.5.1 Sampling Method and Approach TCM collected samples from predominantly NQ diameter diamond drill core. Intervals were nominally 2 m of core length but were shortened, at the discretion of the geologist, at lithological, structural, or major alteration contacts. The drill core was marked with the sample intervals, assigned sample numbers and photographed before the core was sent for cutting. Drill core was cut in half using a diamond drill core saw by TCM staff, with one half placed in a sample bag for shipping to the sample preparation laboratory and the other half placed back in the core box for future reference. Core boxes were cross-stacked on pallets and remain at the project site. 11.5.2 Sample Preparation and Laboratory BV in Vancouver, British Columbia was utilized for sample preparation and analysis for the 2015 and 2016 drilling campaigns located approximately 5 km northwest of the current open pit. BV’s laboratories in North America are registered to ISO 9001 for the provision of assay and geochemical analytical services. The BV analytical laboratory in Vancouver, British Columbia is accredited by the SCC for specific tests listed in the Scope of Accreditation No. 720, which is available https://www.scc.ca. This accreditation is based on international standards (ISO 17025) and involves extensive site audits and ongoing performance evaluations. BV was independent of TCM at the time and independent of Centerra. Drill core was cut at the project site and half-core samples sent to BV in Vancouver, British Columbia for sample preparation and analysis. Samples were prepared as follows (code PRP80-250): • Samples were dried and weighed • 1 kg subsamples were crushed to ≥ 80% passing ~2 mm • Crushed material was then riffle split and a 250 g sample pulverized to ≥ 85% passing 75 μm.

TECHNICAL REPORT ON THE MOUNT MILLIGAN MINE Effective Date: June 30, 2025 Page 11-8 11.5.3 Assaying Drill core samples from 2015–2016 were analyzed utilizing BV’s 37 multi-element AQ251 method. The method utilizes ICP-MS analysis of a 15 g sample after modified aqua regia digestion for low to ultra-low determination. The analytical flowsheet called for fire assay of samples returning >0.20 g/t Au by ICP but the 2015 program returned no samples exceeding that grade, with the highest value running 0.15 g/t Au. 11.5.4 Quality Control The campaigns utilized the same quality control protocol initiated during the 2004 drill program with the insertion of standard reference material, duplicates and blanks into the sample stream to monitor precision, accuracy and contamination of the sampling and analytical process. Results of these analyses were continuously and independently monitored, with a ‘failure table’ documenting the QA/QC samples that exceeded acceptable limits and tracking the corrective measures taken. Where necessary, analytical batches were re-assayed to achieve final analyses that met industry standards of quality. For QA/QC, duplicate samples were taken at various stages of sample size reduction. Quarter core field duplicates, preparation duplicates taken after coarse crushing, as well as pulp duplicates were all taken routinely as part of the BV quality control. Coarse barren limestone or quartzite was routinely added to each batch to monitor possible contamination during the sample preparation stage. No significant contamination was indicated during the assay programs. The results of the QA/QC program for the 2015 and 2016 drill programs indicated that copper and molybdenum analyses were accurate, precise and free of contamination. Gold assays were also uncontaminated but significantly less accurate and precise. The low accuracy in the gold values can be attributed to the imprecision of the analytical method used. The aqua regia digestion with ICP-MS finish procedure is known to be less accurate and precise than fire assay due to the smaller test weight and limited gold solubility in refractory minerals. The 2015 and 2016 drilling programs were exploratory in nature, located 5 km northwest of the Mount Milligan deposit. The QA/QC analysis shows that the data are sufficiently accurate and precise for exploration purposes and were not used in resource modelling. 11.5.5 Security Samples were sealed in large rice sacks sealed with individually numbered security straps. Samples were shipped from Mount Milligan Mine to BV’s preparation facility in Smithers, British Columbia in 2015 and to BV’s analytical facility in Vancouver, British Columbia in 2016. BV reported all bags were received in good condition, with security tags intact and with no evidence of tampering.

TECHNICAL REPORT ON THE MOUNT MILLIGAN MINE Effective Date: June 30, 2025 Page 11-9 11.6 2017–2025 CENTERRA-TCM SAMPLES 11.6.1 Sampling Method and Approach Diamond drill core samples were collected from predominantly NQ diameter diamond drill core. HQ diameter (63.5 mm) drill core was also sampled when logged including metallurgical drill holes from 2017 and 2020. Sample intervals were predominantly of 2 m core length but were shortened at the discretion of the geologist at lithological, structural, or major alteration contacts. Prior to detailed logging and marking of the sample intervals, technicians logged the core for geotechnical characteristics. After the geologist logged the core in detail, the drill core was marked with the sample intervals, cut lines, and assigned sample numbers. The wet and dry drill core was photographed prior to being sent for cutting. Most of the NQ and HQ drill core was cut in half using a diamond drill core saw, with one half placed in a sample bag for shipping to the laboratory and the other half placed back in the core box for future reference. For metallurgical test work in 2017, selected core intervals had their remnant HQ drill core halves cut an additional time to create a quarter core sample to be sent to the lab. In 2019, NQ drill core from holes 19-1132 to 19-1134 was cut an additional time so three quarters of the core could be sent to BV for analysis, and one quarter was placed back in the box. 11.6.2 Sample Preparation and Laboratory From 2017 to present, drill samples were cut at the project site and half-core samples were sent for sample preparation and pulverization to BV in Vancouver, British Columbia. A subset of approximately 1,166 samples from three drill holes (17-1049, 17-1050, 17-1051) was shipped to Activation Laboratories (ActLabs) in Kamloops, British Columbia. The ActLabs laboratory in Kamloops, British Columbia is accredited by the SCC (Standards Council of Canada) for specific tests listed in the Scope of Accreditation No. 790, which is available at https://www.scc.ca. This accreditation is based on international standards (ISO 17025) and involves extensive site audits and ongoing performance evaluations. A total of 281 samples from one drill hole (20-1280) were sent to SGS Laboratories (SGS) in Vancouver, British Columbia, as well as a subset of 5% of samples from 2018–2024 drill core samples as an independent check for analytical bias and accuracy. The SGS laboratory in Vancouver, British Columbia is accredited by the SCC for specific tests listed in the Scope of Accreditation No. 744, which is available at https://www.scc.ca. This accreditation is based on international standards (ISO 17025) and involves extensive site audits and ongoing performance evaluations. All three laboratories used, BV, ActLabs, and SGS are independent of Centerra.

TECHNICAL REPORT ON THE MOUNT MILLIGAN MINE Effective Date: June 30, 2025 Page 11-10 At BV, samples were prepared as follows (code PRP80-250): • Samples were dried and weighed • Entire sample crushed to ≥ 80% passing ~2 mm • Crushed material was then riffle split and a 250 g sample pulverized to ≥ 85% passing 75 μm. At ActLabs, samples were prepared as follows (code RX1): • Samples were dried and weighed • Entire sample crushed to ≥ 80% passing 2 mm • Crushed material was then riffle split and a 250 g sample pulverized (mild steel) to ≥ 95% passing 105 μm. At SGS, samples were prepared as follows (code PRP89): • Samples were dried and weighed • Entire sample crushed to ≥ 75% passing 2 mm • Crushed material was then riffle split and a 250 g sample pulverized (mild steel) to ≥ 85% passing 75 μm. 11.6.3 Assaying At BV, samples from 2017-2025 were analyzed for precious and base metals, as well as multi-elements. Au was assayed using a 30 g fire assay with AAS finish (BV lab code FA430). Gold results over the upper detection limit of the method (≥ 10 ppm) triggered 30 g fire assay with gravimetric finish (FA530). All samples were also analyzed for a 45-element package, including copper and base metals, using a four-acid digestion and inductively coupled plasma mass spectrometry/emission spectroscopy (ICP-MS/ES) on a 0.25 g aliquot (BV lab code MA200). Copper results ≥ 1% triggered analysis using ICP-MS with AAS finish (MA404) on a 0.50 g aliquot. Silver results ≥ 100 ppm triggered 30 g fire assay with gravimetric finish (FA530). Sulphur >10% triggered Leco analysis (TC000). Mercury was analyzed, using an aqua regia digest with cold vapor AAS finish (CV400). Assay methods used by Centerra-TCM for gold (FA430, FA530), 45 element package (MA200), and over-limit copper and sulphur (MA404, TC000) are listed on BV’s ISO17025:2017 accreditation. At ActLabs, samples from 2017 were analyzed for similar precious and base metals as BV. Gold was assayed using a 30 g fire assay with AAS finish (ActLabs code 1A2). Gold results over the upper detection limit of the method (≥10 ppm) triggered 30 g fire assay with gravimetric finish (code 1A3). Samples were also analyzed for a 47-element package, including copper and base metals, using a four-acid digest and ICP-MS on a 0.25 g aliquot (Actlabs code UT-4M). Copper, lead and zinc were further

TECHNICAL REPORT ON THE MOUNT MILLIGAN MINE Effective Date: June 30, 2025 Page 11-11 analyzed by using a four-acid digestion with ICP-OES finish. Sulphur >10% triggered Leco analysis (Actlabs code 4F). Assay methods used by Centerra-TCM for gold, silver and copper are listed under ActLabs ISO17025:2017 accreditation. At SGS, samples were analyzed for similar precious and base metals as completed by both BV and ActLabs. Gold was assayed using a 30 g fire assay with atomic emission spectrometry (AES) finish (SGS code GE_FAI31V5). Gold over the upper detection limit of the method (≥ 10 ppm) triggered 30 g fire assay with gravimetric finish (SGS code GO_FAG30V). Samples were also analyzed for a 49- element package, including copper and base metals, using a four-acid digest and (ICP-MS on a 0.2 g aliquot (SGS code GE_ICM40Q12). Copper, lead and zinc were further analyzed by using a four-acid digestion with ICP-AES finish. Sulphur >10% triggered Leco analysis (SGS code GE_CSA06V). Mercury was analyzed using an aqua regia digest and cold vapour with AAS finish (SGS code GE_CVA37A25). Assay methods used by Centerra-TCM for gold, silver and copper are listed under SGS ISO17025:2017 accreditation. 11.6.4 Quality Control For 2017–2025 diamond drilling, CRMs, blanks, and duplicates were used to monitor QA/QC of the core sampling, processing, and assaying processes. All samples were marked with a unique sample ID number and sample tag in the core box by a logging geologist and cut using an electric core saw. While sampling drill core, the logging geologists inserted CRMs and coarse blank samples alternately into the sample sequence every 10 samples. Clean coarse marble landscape rock weighed in ~1 kg samples were used for blank material. Eleven different copper-gold CRMs were purchased from CDN Resource Laboratories Ltd in Delta, British Columbia, and 11 different copper-gold and multi-element certified CRMs from OREAS North America Inc. in Sudbury, Ontario. Since 2023, OREAS CRMs have been commercialized in North America by Analytichem, located in Baie-d'Urfé, Quebec. The CRMs were selected to match low, medium and high-grade mineralization ranges and are dominantly sourced from copper-gold bearing porphyry intrusive rocks. In addition to the inserted reference materials, field and coarse reject duplicates were inserted alternately into the sample sequence every 20 samples. Field duplicates were prepared by quartering one half of the core, with one quarter sent for analysis with a unique sample ID, and the other remaining in the core box. Coarse reject duplicates were prepared at BV labs prior to sample pulverization by taking a second 250 g riffle-split. The QA/QC insertion rates are acceptable according to current CIM best practice standards, with QA/QC samples accounting for ~15% of the 2017–2025 assay database.

TECHNICAL REPORT ON THE MOUNT MILLIGAN MINE Effective Date: June 30, 2025 Page 11-12 Evaluation of gold and copper analyses of quality control blanks indicates that no significant or systematic contamination or laboratory error occurred during the course of the 2017–2025 programs (Figure 11-1). Figure 11-1: Blanks for Gold Fire Assay (FA430) from 2017–2025 Lab preparation and analytical precision were examined using matched pairs created by comparing coarse reject duplicates to the original samples. Scatter plots of matched-pair duplicates for both gold and copper correlate well, demonstrating the data is precise. For example, for copper duplicates from 2017-2025, with a samples size of 4624, the Coefficient of Determination (R²) = 0.993012, and only 2.6384% of the sample population with a relative difference >15% between duplicate and original crush samples, well below the industry standard of 10% of the population with >20% relative difference (Figure 11-2).

TECHNICAL REPORT ON THE MOUNT MILLIGAN MINE Effective Date: June 30, 2025 Page 11-13 Figure 11-2: Coarse Reject Duplicates for Copper (MA200) from 2017–2025 After the assay results were received from the lab, gold and copper assays were checked by a Centerra database manager using control charts for the CRMs, blanks and duplicates. Any quality control failures (samples bracketing CRMs with assay values ± 3 standard deviations of the expected value) were documented and relevant batches of samples were requested for re-assay by BV labs using the primary pulp. If failed standards performed acceptably on the second run, then the original assays were corrected and new certificates were issued for the batches of associated samples. Standard failures reproduced on the second run were deemed to be due to normal variation in the CRM and therefore the original results were accepted as accurate. Overall, the standards performed well and are considered acceptable, with a representative QA-QC plot for both copper and gold standard OREAS 520 shown in Figure 11-3 and Figure 11-4.

TECHNICAL REPORT ON THE MOUNT MILLIGAN MINE Effective Date: June 30, 2025 Page 11-14 Figure 11-3: Standard OREAS 520 over time for Copper (MA200) Figure 11-4: Standard OREAS 520 over time for Gold (MA200)

TECHNICAL REPORT ON THE MOUNT MILLIGAN MINE Effective Date: June 30, 2025 Page 11-15 After completion of the programs, approximately 5% of the sample pulps from BV were submitted to the SGS laboratory in Burnaby, British Columbia as an independent check for analytical bias and accuracy. QA/QC of drill core from 2017–2025 demonstrates that assay data are accurate, precise and free of contamination to industry standards and in the QP’s opinion, of sufficient quality to be used in a resource estimation. 11.6.5 Security After drill hole samples were cut and bagged in poly-plastic sample bags, they were prepared for sample shipment by a geotechnician. Individual sample bags were collected in rice bags and sealed with zip ties and individually numbered security tags. A copy of the sample submission form with a list of samples and security tags for each batch was included in the last rice bag of samples and emailed to the exploration office and BV labs. 11.6.6 Production Blast Hole Samples Blast hole samples are collected daily by the Mine Geology team and delivered to the Mount Milligan Assay Laboratory for analysis. Sample results are used for daily grade control purposes including the determination of ore/waste boundaries, grade differentiation between ore blocks, and ore blending strategies. Blast hole sample results are not used in annual Mineral Resource estimate updates, but are reconciled monthly with the Geology block model, and actual mill results. 11.7 ADEQUACY OF SAMPLE PREPARATION, ANALYSIS AND SECURITY In the opinion of the QP for this Item of the Technical Report, sample preparation, security, and analytical procedures utilized during drilling programs were adequate and conducted according to CIM Estimation of Mineral Resources and Mineral Reserves best practice guidelines.

TECHNICAL REPORT ON THE MOUNT MILLIGAN MINE Effective Date: June 30, 2025 Page 12-1 12 DATA VERIFICATION Mount Milligan has established and documented procedures for verifying and validating exploration and production data. Experienced Centerra geologists and staff implement industry standard practices to ensure a high level of confidence in exploration data. All exploration and production data are verified and validated prior to being considered for geological modelling and Mineral Resource estimation. Centerra technical staff monitor quality control data on a continual basis. An acQuire database is used to manage exploration data. The database management system includes tools for quality control and ongoing monitoring and reporting. Investigating, and taking appropriate actions of quality control failures are part of the data verification process, which may include re-assaying of samples. 12.1 GEOLOGICAL DATA 12.1.1 Site Visits The QP for mineral resources and reserves has visited the site on multiple occasions; the site visits included reviews of core logging facilities, open pit mine, TSF, processing plant and maintenance facilities. The QP reviewed core logging procedures and found them to be adequate for accurately representing the lithologies, alteration types and rock mass characteristics of the deposit. Interviews of mine staff and exploration personnel were carried out by the QP to understand exploration, chain of custody and production procedures, including sampling, assaying and quality control. The QP visited the open pit mine, dispatch office, processing and maintenance facilities, the TSF and core logging facilities December 10–12, 2024. The most recent visit by the QP was during July 21–24, 2025 to review model reconciliation procedures, geotechnical conditions in the field, dewatering and RC drilling in the open pit. 12.1.2 Database Verification Coordinate System The geologic modelling and resource estimates were completed in Universal Transverse Mercator (UTM) coordinates (UTM Zone 10N, NAD83). Historical data (prior to and including 2004) were collected in local mine grid, which is tied to the legal survey grid at a point called PCON. The point is located on a small hill approximately 500 m northwest of the MBX deposit. The legal survey grid is based on the North American Datum of 1927 (NAD27). Historical mine grid data were first transformed to the UTM grid using the NAD27 geoid (Table 12-1). Subsequently, the newly calculated coordinates using NAD27 were transformed further to reflect the use of unNAD83 using the Canadian National Transformation Version 2 (NTV2).

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TECHNICAL REPORT ON THE MOUNT MILLIGAN MINE

Table 12-1: PCON Location to NAD27 UTM Zone 10N Transformation

	Mine Grid	UTM (NAD27)	UTM (NAD83)
Northing	10,201.26	6,109,873.00	
Easting	12,113.76	433,761.90	

Scale Factor = 0.9996394444. Rotation = +1.59882094.

Elevation

In 2008, a comparative study examining the differences between the historical topographic survey and the 2008 LiDAR survey was completed. This study found that the differences were variable across the project area, but generally the old topographic survey is located at a slightly lower elevation than the 2008 survey, with a mean difference of -1.36 m. The coordinates of the drill hole collars were compared to the 2008 survey. On average, drill holes completed during the period 2004–2007 were found to be within 0.20 m of the LiDAR survey. These holes were surveyed in UTM coordinates using differential GNSS receivers. Drill holes completed prior to 2004 were found to be on average 2 m lower in elevation than the LiDAR survey. These holes were surveyed using mine grid coordinates. All collar elevations for drill holes completed prior to 2010 have been registered to the 2008 LiDAR surface.

Assay Quality Control

1987 to 2014

Details of the historical drill programs (1987–2016) including sampling method and approach, sample preparation and laboratory, assaying, quality control, and security, have varied with the different programs and operators throughout the project's history. A detailed description of assay control programs for the historical diamond drilling programs (from 1987–2016) and Centerra-TCM programs (from 2017–2025) is included in Item 11 – Sample Preparation, Analyses, and Security.

Check assaying was routinely conducted on 1987 and 1988 drilling samples starting in 1989, and several check assaying campaigns were subsequently completed. A summary check assay review by Smee and Stanley (1992) concluded that that there did not appear to be any systematic bias in the analytical data for all drill holes from 88-61 to 91-825. Discrepancies noted in previous studies were within the expected error of the analytical precision of assay methods used.

In addition to check assay programs, field-based quality control programs and performance monitoring were introduced during the 2004 metallurgical drilling program with routine insertion of standard reference material, blanks and preparation duplicates. Both field-based QA/QC and check assay programs continued in subsequent drilling programs.

2017 to 2025

QA/QC procedures implemented for the 2017–2025 drilling programs are described under the quality control subsections of Item 11.

Effective Date: June 30, 2025 Page 12-2

TECHNICAL REPORT ON THE MOUNT MILLIGAN MINE Effective Date: June 30, 2025 Page 12-3 Further to the QA/QC procedures described above, routine data checks are performed to ensure the assays in the drill hole database are checked against assay certificates received by the lab. Drill Hole Database In construction of the drill hole database, a series of assay quality control programs have been carried out. These include external check assay programs since 1989 and use of reference materials (blanks, standards, duplicate samples) and external check assay programs since 2004, as described above. In addition, several database compilation, verification, and review programs (including third party independent reviews) have been undertaken. In 2007, Terrane contracted Maxwell Geoservices from Vancouver, British Columbia to compile historical drill hole data into a digital SQL database. In April 2007, Maxwell Geoservices digitized and compiled historical paper logs and original assay certificates into a DataShed database. After the data compilation, 10% of data entry was compared against the original paper copy as an audit of the digitization process. At the same time, Terrane also contracted Independent Mining Consultants (IMC) to complete a review of the drill hole database prior to mineral resource modelling and estimation. The review included analyses of check assay data, nearest-neighbour comparisons, comparison of drill hole assays in the database to original assay certificates, and comparison of primary assay data to metallurgical test results. ICM concluded that there is no strong evidence of systematic bias in the Mount Milligan database. In 2014, prior to deposit modelling, a review of the database was completed. Corrections were made for missing sample intervals and/or assay results, SG results, and lithological descriptions. In January 2018, the drill hole database was updated to support development of a 3D exploration model. This update required a detailed review of historical data for consistency to support modelling; drill hole and assay data were added for 2015, 2016, and 2017 drilling programs. Historical (pre-2018) assays were not modified, and the new assays added to the database for 2018–2025 drill holes followed the analytical, QA/QC and security procedures as described in Item 11. 2019 Centerra Database Review Throughout 2019, additional validations and verifications of the database were conducted during the migration to acQuire data systems management software. These included: • Review of the 2007 AllNorth transformation to confirm pre-2007 drill holes originally surveyed in the local mine grid were transformed to UTM grid (Zone 10N, NAD83) consistently

TECHNICAL REPORT ON THE MOUNT MILLIGAN MINE Effective Date: June 30, 2025 Page 12-4 • Verification of downhole survey data from raw data files where available for 2004 to 2019 drill holes • Correction of downhole survey data to NAD83 UTM Zone 10N for 2006 to 2019 (previous compilations recorded downhole survey data to True North and the UTM convergence at Mount Milligan is approximately -0.85°) • Verification of all copper and gold assay values from the previous database compared to original assay certificates for drill holes from 2004–2019 • Compilation of missing 2004, 2006–2007, and 2011–2016 QAQC data to the database • Compilation of 2004-2019 laboratory QAQC data to the database from original assay certificates. The data reviews found the assay data acceptable, and any errors or omissions were minor. Centerra-TCM considers the final 2025 database to be robust and verified. 12.1.3 Independent Logging and Sample Verification For assays from Centerra drill programs (from 2017–2024), after completion of the programs, approximately 5% of the sample pulps from BV were submitted to the SGS laboratory in Burnaby, British Columbia as an independent check for analytical bias and accuracy. In 2021, a senior resource geologist for WSP Golder selected intervals from 6 drill holes from two separate drill campaigns (2006-2007 and 2018-2019) for independent logging and sample analysis (see Technical Report on the Mount Milligan Mine North-Central British Columbia; Effective December 31, 2021, pg. 12-1). No material issues were identified and the Centerra drill logs were found to match the observed core reasonably well. Twelve random verification samples corresponding to original intervals were obtained from the logged core sample intervals. The samples were prepared at the ALS Laboratory in Kamloops, British Columbia and analysed at the ALS Geochemistry laboratory in North Vancouver, BC. Fire assay analysis with atomic absorption finish (AU-AA25) was selected for gold and aqua regia digestion and ICP finish was selected for copper analysis (Cu-OG46). Centerra typically analyses for gold by 30 g fire assay with AAS finish and copper by four-acid digestion and ICP-MS. Overall, the gold samples compared well, with some variation in copper samples, which was determined to be due to differences in the analysis method.

TECHNICAL REPORT ON THE MOUNT MILLIGAN MINE Effective Date: June 30, 2025 Page 12-5 12.2 METALLURGICAL DATA 12.2.1 Metallurgical Testwork and Samples No additional metallurgical samples have been collected or tested for the extended LOM resources. Projections for future recoveries and throughput are modelled on historical plant performance and assumed to be reflective at this time. This methodology is acceptable for this level of a study, given the future reserves fall within the historical grade variations, however future sampling and test work on ore hardness and grade versus recovery are suggested to validate the continuity in metallurgical performance. Flotation test work on the planned 2028 StackCell® installation was conducted by Eriez from March to April 2023 and included a pilot test unit installation that was run parallel to the plant (report cited in Item 27). The stack cell performance, specifically the grade/recovery per unit area, was assessed and validated with the report information, and a suitable equivalent retention volume was determined based on the raw test work data. This validated equivalent flotation volume is considered in the recovery calculation for the 2028 installation of the StackCell®. The methodology allows for the cell addition to fall within the scope of the recovery calculations by only modifying the total cell volume values and provides a consistent methodology considered appropriate rather than accepting the vendor recovery values directly. Refer to Item 13 where this information was included. The StackCell® test work information was found to be consistent and comparable to plant performance expectations with respect to the equivalent retention time adjustments for recovery calculations. The value of 300 m3 equivalent (with respect to retention time kinetics) for the 130 m3 installed is suitable for the expected recovery performance, considering the addition of the two cells. Testwork results were validated by simulation models of mill throughput after ball mill motor upgrades are installed. Throughput simulations for the ball mill motor upgrades were assessed independently by Metso (January 2023), Alex Doll Consulting Ltd (February 2022), and Hatch Ltd (May 2025), based on plant historical operational data. The original work completed by Metso served as the baseline for the ball mill configuration change and the available power increase. The simulations all demonstrated a similar average throughput increase potential, based on the Metso proposed motor size increase. Hatch Ltd also performed sensitivity simulations using a P75 hardness value of 21.6 kWh/t to assess the robustness of the simulated upgrades (P50 hardness value is 19.4 kWh/t). As noted above, test work validation, and specifically grinding test work, of the open pit mine extensions is recommended to confirm the throughput increase predictions for the LOM feed. 12.2.2 Production Reporting for Recovery Modelling Centerra provided a Microsoft Excel based production reporting database/spreadsheet that formed the input information for the plant production and recovery model development and analysis as described

TECHNICAL REPORT ON THE MOUNT MILLIGAN MINE Effective Date: June 30, 2025 Page 12-6 in Item 13 (Mineral Testing and Metallurgical Reporting). Hatch Ltd was provided copies of both the raw and reconciled balance input information. Centerra-TCM considers the information provided to be robust and verified. The processing plant has established a number of published procedures for assay quality initiatives including: • Sample preparation • Fire assay • Wet chemistry • Instrumentation • Quarterly external submission (third-party-laboratory validation) • Daily mill production report • Month-end reporting. These documents outline the processes required to perform the required functions, verification of data, and report generation. For month-end reports, the system colour highlights deviations required for the mass balance closure, and a solver algorithm is utilized to further assess, and modify the parameters. The month end balance includes functions and inputs for inventory adjustments. Adjustments of greater than 5% on process throughput or concentrate production, or greater than 3% adjustments on feed head grades require sign off by both the preparer and a reviewer/approver. To assess the assay lab and metallurgical balance performance, a comparison was made between the raw balance (unadjusted) information and the reconciled data (adjusted) for the following parameters: • Copper head grade • Copper concentrate grade • Gold head grade • Pyrite-to-chalcopyrite (Py:Cpy) ratio • Throughput. The agreement between raw and reconciled values was evaluated statistically. A 90% confidence level was used to calculate the mean difference, upper limit, and lower limit for each parameter. The figures below show the distribution of differences.

TECHNICAL REPORT ON THE MOUNT MILLIGAN MINE Effective Date: June 30, 2025 Page 12-7 Figure 12-1: Agreement of Raw and Reconciled Data – Copper Head Grade Figure 12-2: Agreement of Raw and Reconciled Data – Copper Concentrate Grade Figure 12-3: Agreement of Raw and Reconciled Data – Gold Head Grade

TECHNICAL REPORT ON THE MOUNT MILLIGAN MINE Effective Date: June 30, 2025 Page 12-8 Figure 12-4: Agreement of Raw and Reconciled Data – Py/Cpy Figure 12-5: Agreement of Raw and Reconciled Data – Throughput The copper and gold recovery prediction models, outlined in Item 13 of this report, are developed using reconciled data. Applying the recovery models to the unreconciled data produces more erratic results and outliers, as well as reporting biases over extended periods. These models are used in financial evaluations and may influence strategic decision-making. The statistical analysis conducted, based on a 90% confidence interval, identified several data points falling outside the expected range. These deviations between raw and reconciled data are significant and should not be disregarded, as they may compromise the reliability of the recovery models and, by extension, the financial projections derived from them. Assay lab QA/QC reports were also provided to Hatch Ltd for review over a year period. These reports showed similar levels of duplicate and standard assay variations as demonstrated in the production reporting and are a likely source of the reconciliation requirements. The adjustments demonstrated above are supported by the consistency of assay results over the reviewed period. It is normal and expected that reconciliation over longer periods is required for all operations.

TECHNICAL REPORT ON THE MOUNT MILLIGAN MINE Effective Date: June 30, 2025 Page 12-9 12.3 ENVIRONMENTAL DATA At the Mount Milligan Mine, environmental data collection is subject to a rigorous QA/QC framework to ensure accuracy, consistency, and defensibility of results. All field sampling activities, whether related to water quality, air monitoring, or wildlife surveys, follow standardized protocols that align with regulatory requirements and industry best practices. These include the use of calibrated equipment, detailed field logs and sample sheets, properly preserved and labeled sample bottles, and chain-of-custody documentation to prevent errors or contamination. Field duplicates, blanks, and trip blanks are routinely collected to validate sampling integrity and detect potential bias or cross-contamination. Once collected, samples are submitted to accredited laboratories such as ALS labs in Burnaby that employ their own QA/QC procedures, such as method blanks, laboratory control samples, and replicate analyses, to confirm analytical precision and accuracy. The mine’s environmental team reviews laboratory QA/QC reports in detail using the Monitor Pro Environmental Data Software System, flagging any deviations or exceedances and applying corrective actions where needed. Data validation procedures include cross-checking against historical background and baseline concentrations, regulatory criteria, and internal data management systems to ensure that anomalies are investigated and explained. This layered approach of checks and balances provides confidence that environmental data from Mount Milligan is reliable, traceable, and fit for both regulatory reporting and long-term environmental management. To further strengthen the reliability of monitoring results, Mount Milligan retains qualified environmental professionals from local and regional consulting firms with specialized expertise and on-site experience in water quality and quantity, hydrology, hydrogeology, air quality and climate, and wildlife biology. These professionals provide independent oversight of QA/QC processes, conduct detailed data reviews, and support the interpretation of results in the broader environmental context. They are also responsible for preparing or contributing to annual regulatory environmental reports, ensuring that findings are communicated clearly, transparently, and in compliance with regulatory and permitting requirements.

TECHNICAL REPORT ON THE MOUNT MILLIGAN MINE Effective Date: June 30, 2025 Page 13-1 13 MINERAL PROCESSING AND METALLURGICAL TESTING 13.1 INTRODUCTION Mount Milligan is a copper-gold porphyry deposit, consisting of two principal zones, the Main Zone and the Southern Star Zone. The Main Zone includes four contiguous sub-zones: MBX, WBX, DWBX and 66 (low-copper and high-gold grades, southeast of the MBX sub-zone). These geologic zones are the basis for the metallurgical test work. The Mount Milligan Mine deposit is mined using conventional open-pit methods. Ore is processed through a comminution circuit that includes a gyratory crusher, secondary crushing, and a grinding circuit composed of a semi-autogenous grinding (SAG) mill, ball mill, and pebble crusher. The ground material is then treated in a flotation circuit with rougher and cleaner stages to produce a gold-rich copper concentrate. Froth flotation has been confirmed through metallurgical testing and operational data as the most effective method for recovering copper, gold, and silver at Mount Milligan. Recovery models have evolved from initial laboratory-based estimates to updated versions that incorporate operational variables such as throughput. These updates reflect the impact of increased processing rates and circuit limitations, and support long-term metallurgical planning, including potential modifications to the flotation circuit. 13.2 SUMMARY Metallurgical testing and operational data at Mount Milligan have confirmed froth flotation as the optimal process for the recovery of copper concentrate containing gold and silver. Initial recovery models were based on laboratory investigations and early plant data. Following operational improvements in 2020 and 2021, which resulted in increased mill throughput, a reduction in flotation retention time led to a decline in metal recoveries. In response, the copper and gold recovery models were updated to explicitly incorporate throughput as a variable, allowing the models to better reflect the impact of elevated processing rates on metallurgical performance. The updated models were validated against recent plant data and applied to the LOM plan. They account for expected variability in ore characteristics, including pyrite-to-chalcopyrite (Py/Cpy) ratios ranging from 4.5 to 15.3. Forecasted average recoveries over the LOM are estimated at 78.0% for copper and 64.8% for gold, targeting a concentrate grade of 20.5% Cu. Metallurgical test work also confirmed the suitability of adding Eriez StackCells® to the rougher flotation circuit, which is expected to increase retention time and circuit capacity by approximately 20% equivalent for the technology. These improvements are reflected in the recovery models and support long-term metallurgical planning.

TECHNICAL REPORT ON THE MOUNT MILLIGAN MINE

13.3 UPDATED METALLURGICAL INTERPRETATION

In the second half of 2020 and 2021, improved SAG mill liner geometry and increased secondary crusher utilization led to the highest throughput levels recorded at Mount Milligan. This increase in throughput slightly reduced flotation recoveries for copper and gold, mainly due to shorter retention times and limited circuit capacity. This warranted a review and update to the recovery curves used at Mount Milligan. In the updated model, a throughput term was added to both metal recovery curves to better reflect performance under elevated processing rates.

To mitigate similar impacts in the future, a project is considered for 2029 to install an additional stack cell ahead of each rougher bank. This change will increase retention time in the rougher stage and improve overall flotation circuit residence time. During the expansion phase, average head grades may decline while mill throughput should continue to rise.

13.4 COPPER AND GOLD RECOVERY CURVES

This section presents the recovery curve for copper and gold, developed using reconciled plant data from January 2023 to May 2025. The model was calibrated using key parameters derived from corrected and validated laboratory data from the asset, as described in Item 12, where the lab quality reporting is detailed. It is intended to estimate reconciled metal recoveries.

The conceptualization of the copper recovery model was initially based on fundamental principles, beginning with the concept of mass balance.

$$R = \frac{C * c}{F * f}$$

$$R = \frac{c * (f - t)}{f * (c - t)}$$

The general concept for model development was to leave the independent variables that Centerra can control as the input parameters, where the tailings assay is calculated based on those inputs to achieve the plant recovery. A correlation analysis identified feed grade, concentrate grade and Py:Cpy ratio as the most influential independent variables for determining the tailings assay (dependent variable), allowing for significant flexibility in input parameters when estimating plant recovery.

Subsequently, a kinetic relationship was incorporated into the model, introducing throughput as a variable to account for the effect that it has on overall recovery. The nominal cell value of 2,000 m^3 for the current roughers and scavengers in the flotation circuit, which will increase to 2,400 m^3 equivalent volume with the addition of the stack cells. Regarding density, solids content and air hold-up in the cell, values from the previous engineering stage were used.

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The flotation retention time is calculated as:

$$time\ (h) = \frac{Cell\ vol\ (m3)}{\frac{TPOH}{density\ \left(\frac{t}{m3}\right) * sol\ (\%)} * (1 + air\ hold\ up\ (\%))}$$

Parameter values:

Variable	Value	Unit
Cell volume	2,000 pre 2029 / 2,400 post 2029	m^3
Density	1.29	t/m^3
% solids	35.7	%
Air hold-up	15	%

Abbreviations:

Abbreviation	Description	Unit
R	Recovery	%
$conc$	Concentrate grade	%
f	Feed grade	%
t	Tailings grade	%
Py/Cpy	Pyrite-to-chalcopyrite ratio	-
$time$		minutes
$TPOH$	Tonnes per operational hour	tph

The copper recovery model is shown as below:

$$R_{Cu} = d \cdot \frac{conc_{Cu}}{f_{Cu}} \cdot \frac{f_{Cu}^{y} \cdot a \cdot \left(\frac{0.192}{conc_{Cu}}\right)^{x} \cdot \exp\left(-b \cdot \frac{Py}{Cpy}\right)}{conc_{Cu} - f + f_{Cu}^{y} \cdot a \cdot \left(\frac{0.192}{conc_{Cu}}\right)^{x} \cdot \exp\left(-b \cdot \frac{Py}{Cpy}\right)} \cdot (1 - \exp(-k_1 \cdot time))$$

With the following constants determined to be:

Constant	Value
a	1.494
b	0.0068
d	1.080
x	0.065
y	1.095
$k1$	0.145

Since copper recovery drives the plant performance, the gold recovery model was developed as a function of copper recovery.

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$$R_{Au} = g \cdot R_{Cu(short)}^{h} \cdot \exp\left(-i \cdot \frac{Py}{Cpy}\right) \cdot \left(1 - e^{-k_2 \cdot time}\right)$$

Where:

$$R_{Cu(short)} = d \cdot \frac{conc_{Cu}}{f_{Cu}} \cdot \frac{f_{Cu}^{y} \cdot a \cdot \left(\frac{0.192}{conc_{Cu}}\right)^{x} \cdot \exp\left(-b \cdot \frac{Py}{Cpy}\right)}{conc_{Cu} - f + f_{Cu}^{y} \cdot a \cdot \left(\frac{0.192}{conc_{Cu}}\right)^{x} \cdot \exp\left(-b \cdot \frac{Py}{Cpy}\right)}$$

With the following constants determined to be:

Constant	Value
g	0.980
h	2.1
j	0.001
$k2$	0.19

This model was validated using the Mean Squared Error (MSE) method applied to the complete data set. In addition, a sensitivity analysis was conducted on individual variables to ensure model responsiveness, and the model's behavior was confirmed to align with theoretical expectations.

The future mass pull with the StackCells® and tonnage increase was validated against the current mass pull ranges. The future mass pull is found to be within the current plant performance range. No changes to the current cleaner circuit performance are expected.

13.4.1 Updated Dataset and Fitted Model

The models were fitted to the plant data as shown in Figure 13-1 and Figure 13-2 for copper and gold recovery, respectively, and the model fit is in good agreement with the dataset. The Overall Mean Square Error (MSE) for each model is presented in Table 13-1 below:

Table 13-1: Overall MSE for Copper and Gold Models

Model	MSE
Copper model	0.28%
Gold model	0.20%

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TECHNICAL REPORT ON THE MOUNT MILLIGAN MINE Effective Date: June 30, 2025 Page 13-5 Figure 13-1: Copper Recovery Data vs Copper Recovery Model Figure 13-2: Gold Recovery Data vs Gold Recovery Model 13.5 LIFE-OF-MINE RECOVERY CURVE DISCUSSION The previous sections describe the development and use of the copper and gold recovery curves for budgeting and forecasting purposes. In the plant, efforts are undertaken to blend the process plant feed ore, maintaining the Py/Cpy ratio below 12 to achieve targeted concentrate grades and recoveries. This is supported by historical plant data, which indicate that when Py/Cpy ratios exceed 12, mineral recoveries could not be maintained at the targeted concentrate grade due to the significant pyrite rejection required in the cleaner flotation circuit. Alternatively, in order to meet the copper concentrate grade target for ore with Py/Cpy ratios greater than 12, copper and gold recoveries have consistently

TECHNICAL REPORT ON THE MOUNT MILLIGAN MINE Effective Date: June 30, 2025 Page 13-6 fallen below expected levels. The expected Py/Cpy ratio over the LOM ranges between 4.5 and 15.3, and the impact of this variability is reflected in the recovery model. The recovery models presented in the previous sections were applied to future operating conditions, according to LOM, resulting in Figure 13-3. It is significant to mention that in the year 2029, flotation cell volumes are projected to increase to an equivalent of 2,400 m³ in conjunction with a throughput increase. This recovery model will have to be adjusted to the increased equivalent volume when the flotation cell expansion is completed. Figure 13-3: Forecasted Gold and Copper Recovery based on LOM Plan Additionally, recovery performance was further analyzed by isolating the effect of individual variables. This was done by varying one parameter at a time while keeping the others constant at their LOM average values. It is worth to highlight the calibration range within which the model was originally trained, outside of this range, the model’s reliability decreases. Figure 13-4: Forecasted Recovery Sensitivity Analysis based on LOM Plan – Throughput

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Figure 13-5: Forecasted Recovery Sensitivity Analysis based on LOM Plan – Copper Head Grade


90%
85%
80%
75%
70%
65%
60%
55%
50%
Metal Recovery, %
0.00%
0.05%
0.10%
0.15%
0.20%
0.25%
0.30%
Copper Head Grade, %
Copper Recovery Model
Gold Recovery Model
Calibration range
Complete Data range

Figure 13-6: Forecasted Recovery Sensitivity Analysis based on LOM Plan – Py/Cpy Ratio


90%
85%
80%
75%
70%
65%
60%
55%
50%
Metal Recovery, %
0.0
5.0
10.0
15.0
20.0
25.0
30.0
Py/Cpy ratio
Copper Recovery Model
Gold Recovery Model
Calibration range
Complete Data range

13.6 STACKCELL® TEST WORK

Pilot test work was completed to study the effects of adding one stack cell to the front of each rougher cell bank, increasing the retention time of the rougher circuit and increasing the overall retention time in the flotation circuit. This was done on the basis that during the expansion upgrade, head grade of the mined material would be decreasing and that the throughput of the mill is increasing.

The test work quantified the additional residence time needed to compensate for these changes. Adding the StackCells® would add an additional 20% equivalent capacity to the rougher flotation circuit with an increase from 2,000 m^3 to 2,400 m^3 equivalent volumes. This basis was validated from the test work which confirmed that the stack cell addition is suitable for the planned throughput increase. There is a minimal change in the cleaner feed rate, and the test work also validated that the future predictions in recoveries are within the current and recent past plant performance.

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TECHNICAL REPORT ON THE MOUNT MILLIGAN MINE Effective Date: June 30, 2025 Page 13-8 The test work findings were integrated into the plant copper recovery and gold recovery models. 13.7 CONCENTRATE QUALITY AND MARKETING The concentrate from Mount Milligan is marketed as gold-rich copper concentrate with a target grade of 20.5% copper by weight. While there is a list of penalty elements applicable to the smelter terms, mercury content is the only element of importance. Occasionally, elevated mercury content is observed in the ore feed, which reports to the copper concentrate at undesirable concentrations. The site facilities offer a total of approximately 16,000 wet tonnes of blending space between the site storage shed and the load out facility. Controls via assaying with the available storage space allow for blending activities to achieve minimum mercury concentrations in the copper concentrate, thus avoiding penalties. Additional information related to marketing is described in Item 19. 13.8 REQUIRED IMPROVEMENTS The Mount Milligan processing plant continues to operate at its nameplate capacity of 62,500 tonnes per operating day. Upgrades to the grinding and flotation circuits in 2029 are predicted to increase the capacity to a rate of 66,300 tpd, subject to test work validation. A PFS is being completed in 2025 to progress the design changes to the grinding and flotation circuits to achieve this increase in plant capacity. 13.8.1 Ball Mill Upgrades The existing ball mills are designed with overflow discharges. To support the increase in plant capacity, the ball mills will need to be modified to have grate discharge. The ball mill charge will increase to 31.5%, or as required to achieve the full grinding motor capacity. Minor piping and internal parts changes to the downstream hydrocyclones will be required due to ball mill discharge type change. The current total installed ball mill power of 26 MW is not sufficient to accommodate the change to grate discharges. Two new 7.5 MW (10,058 Hp) motors are required for each ball mill, for an increased total installed ball mill power of 30 MW. Additionally, a new electrical room is required to support the new motors. 13.8.2 Rougher-Scalper Flotation Circuit The plant upgrades planned for 2029 require the introduction of a rougher-scalper flotation circuit to expand the rougher flotation circuit capacity. This change includes two trains of one SC-200 StackCells®, with each cell having one 112 kW (150 Hp) motor and a volume of 65 m3 into each rougher line. The total increased volume of 130 m3 is expected to add an equivalent of 400 m3 with respect to retention time kinetics. There will be associated changes to the piping in the rougher flotation circuit to accommodate the new cells.

TECHNICAL REPORT ON THE MOUNT MILLIGAN MINE Effective Date: June 30, 2025 Page 13-9 13.8.3 Flotation Advanced Process Control To enhance flotation performance, Mount Milligan is implementing FlotIQ, an advanced analytics platform designed to optimize flotation control through real-time data processing and machine learning. FlotIQ utilizes froth imaging and dynamic process feedback to actively adjust cell pull rates and reagent dosing, improving circuit responsiveness and metallurgical outcomes. The system is scheduled for commissioning in Q3 2025, with anticipated improvements in copper and gold recovery of approximately 0.8%. This upgrade is expected to contribute to more stable operation and improved recovery consistency across varying feed conditions.

TECHNICAL REPORT ON THE MOUNT MILLIGAN MINE Effective Date: June 30, 2025 Page 14-1 14 MINERAL RESOURCE ESTIMATES 14.1 INTRODUCTION The Mount Milligan Mine is an open pit operation that has been producing a gold-copper concentrate since 2014 and remains an active operation. Improved geological understanding of the deposit due to ambitious exploration campaigns in recent years and work to improve reconciliation have resulted in the need to update the last mineral resource model. The mineral resource model presented herein is an updated model that considers exploration core drilling completed between 1987 and the first quarter of 2025. It is based on geological and structural models that have been developed by Centerra Exploration employees in close cooperation with the Mount Milligan Geology department. The resource evaluations reported herein are reasonable representations of the global gold-copper mineral resources at the current level of sampling and understanding. The mineral resources have been estimated in accordance with CIM Estimation of Mineral Resource and Mineral Reserves Best Practices Guidelines (CIM, Nov 2019) and the Canadian Securities Administrators’ National Instrument 43-101. Mineral resources are not mineral reserves and have not demonstrated economic viability. There is no certainty that all or any part of the mineral resource will be converted into mineral reserves. 14.2 MINERAL RESOURCE ESTIMATION METHODOLOGY Leapfrog™ version 2024.1.3 and its Edge extension was used to construct the 3D geological model, grade domain solids, to prepare assay data for geostatistical analysis, construct the block model, estimate gold and copper grades, and tabulate mineral resources. The Effective Date for the Mineral Resource estimate is June 30, 2025. The evaluation of Mineral Resources involved the following procedures: • Database compilation and verification • Construction of geological wireframes • Construction of wireframe models for major mineralized domains • Definition of geostatistical resource domains • Data conditioning (compositing and capping) for geostatistical analysis • Variography • Selection of estimation strategy and estimation parameters • Block modelling and grade interpolation • Validation, classification, and tabulation

TECHNICAL REPORT ON THE MOUNT MILLIGAN MINE Effective Date: June 30, 2025 Page 14-2 • Assessment of “reasonable prospects for eventual economic extraction” • Selection of reporting assumptions • Preparation of the Mineral Resource Statement • Review of the completed project. The following sections summarize the methodology and assumptions made by Centerra to construct the mineral resource model. 14.3 RESOURCE DATABASE The cut-off date of the drilling database is May 25, 2025. The database includes 2,043 holes (540,269 m) of various types at the time of database close. The holes were drilled using core (DDH), sonic (SD), and RC equipment. Some holes were drilled for metallurgical (MET) or the characterization of overburden specific drilling categories purposes. Holes were drilled between 1987 and the present. Two subsets of the database were used: one containing geological information, including lithology, overburden materials, oxidation, structure and faulting, used for building a geologic framework, and one containing assay data including silver, gold, copper, and other elemental analyses used for the mineral resource estimation. The distinction between data subsets was important since assay and geological data are not available for all holes. The Mineral Resource estimate discounts 37 of these holes due to incomplete or intermittent sampling in areas that are supported nearby by other resource holes. Prior to the construction of the Mount Milligan Mine, several companies completed drill campaigns. Those historical data have been included in the drill hole database and have been used in the current Mineral Resource estimate. Table 10-1 summarizes drill data by operator, total metres drilled, number of core holes, and the period drilling was completed. Table 14-1 shows a summary of available assay data within the resource model limits. Figure 14-1 shows the location of drill holes within the model limits in relation to the surface expression of the conceptual Mineral Resource constraining pit shell. Within the resource model limits, 1,500 core holes (455,028 m) are included in the resource estimation model. These holes include various numbers of assays supporting the Mineral Resource estimate (Table 14-10).

TECHNICAL REPORT ON THE MOUNT MILLIGAN MINE

Table 14-1: Summary of Assay Samples Available for MRE

Assay item	Within model limits	Available
Gold (Au)	240,877	246,024
Copper (Cu)	245,923	251,081
Silver (Ag)	153,580	158,139
Mercury (Hg)	140,770	143,724
Specific Gravity (SG)	72,001	72,188
Neutralizing Potential (NPstar)	11,614	13,555
Iron (Fe)	152,909	156,834
Sulfur (S)	151,166	155,091
Calcium (Ca)	152,169	156,094

Figure 14-1: Plan View of Drillhole Collar Locations on Original Topography, Project Limits and Conceptual Resource Boundary


Elevation (m)
>1400
1350 - 1400
1300 - 1350
1250 - 1300
1150 - 1200
1100 - 1150
1050 - 1100
<1050
2025 Conceptual Resource Boundary
Mines Act Boundary
Model Limits Boundary
Hole Collar
0
500
1000 m
N

14.4 GEOLOGICAL INTERPRETATION AND MODELLING

14.4.1 Lithology

The geological model is based primarily on information collected during core logging. Detailed geological information, captured in 45 separate lithology codes, was combined into 9 grouped lithologies, allowing for larger, spatially consistent domains. The primary lithologies are: Overburden (OVBN), Oxide (OXID), two types of post-mineral dikes (PMDK1 and PMDK2), Latite (LATV), Trachyte (TRCT), Andesite

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(ANDV), and meta-sedimentary rocks (SEDS) (Table 14-2). Figure 14-2 and Figure 14-3 show plan and cross-sectional views of the modelled geology.

Table 14-2: Lithology Groups

Litho-Group	Lithology Codes	Description
OVBN	OVB, C, S, SILT, SAND, CLAY	All overburden materials
OXID	OX, OT	Oxidized rock
PMDK1	DRPD	Post mineral dyke trending NW-SE
PMDK2	TRD	Post mineral dyke trending NE-SW
LATV	LPFW, LPXT, LAT, LNLT, LTTF, LATF	Layered Latitic volcanics
TRCT	TRBT, TRFW	Trachyte volcanics
MONZ	HMZP, MVHD, MZPP, XNMZ, HYBX	All stocks and porphyry
ANDV	HTDF, ANLT, APXT, ANTF, ANDS, MZPD, APFW, HBHL, APLT, ARGL, GABR, PBX, GRDR, SED, ANTB, DIOR, BSLT, MNDR	Layered Andesitic volcanics
SEDS	ARGL, SED	Meta-sediments
Not Used	FALT, CASE, NR,	-

Figure 14-2: Oblique Plan View at 1,010 m Elevation showing Lithology and Fault Traces


Grouped Lithology
Overburden
Oxide
Andesite
Latite
Monzonite
Trachyte
PMDK1
PMDK2
2025 Conceptual Resource Pit Boundary
Fault Trace
N
0
250
500 m

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Figure 14-3: E-W cross section at 6,108,900 North showing lithology and fault traces


Grouped Lithology
Overburden
Oxide
Andesite
Latite
Monzonite
Trachyte
PMDK1
PMDK2
A
A'
2025 Conceptual Resource Pit Boundary
Depletion Surface
Fault Planes
0
100
200 m

14.4.2 Faults

The Mount Milligan deposit has undergone extensive post-mineral faulting, evident in-pit wall exposures, blast hole data, and drill core. These observations informed the development of a fault model, represented by planes offsetting lithological contacts and grade domains. A practical model was constructed and used as the basis for estimation domains. Table 14-3 outlines the area relationships used in its development.

Table 14-3: Interpretation of Fault Chronology

Fault plane (youngest to oldest)	Interaction type	Following plane	Side
Great Eastern FW			
Jellybean	Terminates against	Great Eastern FW	West
	Terminates against	Oliver	South
Harris	Terminates against	Oliver	South
	Terminates against	Jellybean	Northwest
	Crosses over	North MBX	
Triangle	Terminates against	Jellybean	Southeast
M1	Crosses over	Jellybean	
	Crosses over	Harris	
	Terminates against	Triangle	Northwest
Rainbow	Terminates against	Great Eastern FW	West
	Terminates against	Triangle	Northeast
	Terminates against	Jellybean	Southeast
	Terminates against	M1	East

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Fault plane (youngest to oldest)	Interaction type	Following plane	Side
Rainbow South	Terminates against	Great Eastern FW	West
	Terminates against	Triangle	Northeast
	Terminates against	Rainbow	Southeast
	Terminates against	M1	East
NE_King Richard	Terminates against	Jellybean	Northwest
Southern Star_NW	Terminates against	NE_King Richard	East
	Crosses over	Jellybean	

The current fault model contains 9 faults that dissect the lithological model and creates 12 individual fault blocks, which form the basis of the estimation domains (Figure 14-4).

Figure 14-4: Oblique Plan View at 1,010 m Elevation showing Fault Traces and Fault Blocks


Fault Blocks
FB01
FB02
FB03
FB04
FB05
FB06
FB07
FB08
FB09
FB10
FB11
FB12
M1 Flt
GEF_Hw Flt
Harris Flt
2025 Conceptual Resource Pit Boundary
Rainbow Flt
Rainbow S Flt
NE-KR Flt
SS-NS1 Flt
GEF_Fw Flt
Triangle Flt
SS-NW1 Flt
Jellybean
Oliver Flt
NMBX Flt
N
0
250
500 m

14.4.3 Alteration Characterization and Influence on Rock Mass Properties

Hydrothermal alteration is systematically documented during the core logging process. Six distinct alteration assemblages have been identified, each representing a significant control on mineralization and exhibiting unique mineralogical and geochemical signatures. These alteration types influence key rock mass properties, most notably bulk density, and serve as proxies for potential variations in mineralization.

The recognized alteration assemblages include:

- Potassic Alteration (KPOT)
- Sodic-Calcic Alteration (NACA)
- Inner Propylitic Alteration (IPRO)

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TECHNICAL REPORT ON THE MOUNT MILLIGAN MINE Effective Date: June 30, 2025 Page 14-7 • Outer Propylitic Alteration (OPRO) • Chlorite-Hematite-Calcite Alteration (CLHC) • Quartz-Sericite-Pyrite Alteration (QSPC). Additionally, zones of unaltered rock are delineated to establish baseline physical properties. These alteration domains are integrated into geostatistical models to guide density interpolation and enhance the predictive accuracy of the density distribution. Figure 14-5 and Table 14-4 detail the alterations. Figure 14-5: Oblique Plan View at 1,010 m Elevation showing Alteration Assemblages and Fault Traces

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Table 14-4: Alteration Types Identified during Core Logging and Associated Alteration Assemblages

Alteration Mineralogy	
Code	**Alt Mineral**
AB	Albite
AC	Actinolite
AK	Ankerite-Dolomite
AP	Apatite
BI	Biotite
CA	Calcite
CL	Chlorite
CY	Clay
DO	Dolomite
EP	Epidote
FU	Fuchsite (green mica)
GR	Graphite
GY	Gypsum
HM	Hematite
KF	Potassium Feldspar
LI	Limonite
MG	Magnetite
MN	Manganese Oxides
MS	Muscovite
QZ	Quartz
SE	Sericite
SH	Specular Hematite

Alteration Assemblage	
Code	**Description**
CLHC	CL-HM-CA
IPRO	Inner Propylitic
KPOT	Potassic
NACA	Sodic-Calcic
OPRO	Outer Propylitic
QSPC	QZ-SE-PY +/- CA-CL

Alteration Min Style	
Code	**Style**
BN	Banded
DI	Disseminated
EN	Vein envelope
FR	Fracture coating
PA	Patchy
PV	Pervasive

Alteration Intensity	
Code	**Description**
0	Absent
1	Trace (<2%)
2	Weak (2-5%)
3	Moderate (5-20%)
4	Strong (20-50%)
5	Intense (>50%)

14.4.4 Overburden and Oxide Components

Quantifying overburden volumes is critical for the design and construction of TSFs, because certain materials in the overburden are used for dam construction. The various surficial and weathered materials identified during geotechnical and geological investigations are allocated to specific zones within the TSF based on their geomechanical and geochemical properties. These materials are systematically tracked and reported in compliance with provincial regulatory requirements.

Oxidized and weathered rock units are delineated through detailed logging and geochemical analysis of diamond drill core. These units define the transitional boundaries between competent bedrock and overburden. In operational settings, a classification matrix—based on oxidation intensity and volumetric proportion—is employed to guide material handling strategies and prevent the inadvertent routing of oxidized material to the processing plant.

Despite potential metal content, oxidized material is classified as waste due to its deleterious impact on metallurgical performance, including reagent consumption, recovery efficiency, and process stability.

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To delineate surficial and weathered zones accurately, overburden and oxidized rock units are modelled independently from primary lithological domains and subsequently integrated into the global geological model. This separation allows for enhanced resolution of near-surface material variability, which is critical for both geotechnical and metallurgical planning.

The overburden and oxide model is based on a multi-source dataset, including sonic drilling profiles, test pit observations, and high-resolution LiDAR imagery. Four principal stratigraphic surfaces are defined:

- Base of drift (BOD): Represents the basal contact of glacially derived sediments.
- Base of weathering (BOW): Marks the lower extent of oxidation within the bedrock profile.
- C-Till and S-Till units: These stratigraphic units collectively define the overburden (OVBN) and are differentiated based on textural and compositional characteristics.

This stratigraphic framework supports volumetric estimation, material classification, and operational decision-making related to excavation, storage, and processing constraints. As part of this framework, two versions of the S-Till units are derived by Indicator modeling. Using this approach, the likelihood of intersecting the preferred S-Till decreases away from a known data point, either sonic core or test pit. At two probability limits, 0.75 (high) and 0.50 (low), shells are created to guide mining. Any overburden material with a probability of less than 0.5 is considered C-Till or common overburden. Figure 14-6 shows an east–west cross section of the overburden and oxide model in relation to the in-situ portion of the geological model.

Figure 14-6: E-W Cross Section at 6,109,930 North showing Overburden Lithology


Overburden Lithology
Overburden
Oxide
Competent Rock
Till – High Probability
Till – Low Probability
Test Pits
Sonic Core
2025 Conceptual Resource Pit Boundary
Depletion Surface
2x Z-axis exaggeration
0
75
150 m

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14.5 MINERALIZATION CONTROLS AND GRADE DOMAIN MODELLING

Gold and copper mineralization are spatially associated with trachytic intrusive phases; however, the correlation is relatively diffuse, consistent with the typical zonation and dispersion patterns observed in porphyry-style systems. To mitigate grade dilution or grade smearing and enhance estimation accuracy, discrete mineralization domains were constructed to constrain relatively higher-grade zones.

Independent grade domains for gold and copper were developed using composited assay data, applying threshold cut-offs of 0.20 g/t Au and 0.12% Cu, respectively. The cut-offs have been historically used at Mount Milligan and have been supported over the years through mill production as a measure of lowest possible grade the mill can accept. Composite intervals were generated with variable lengths, maintaining a minimum composite length of 15 m chosen to align with the 15 m mining bench height during, with a priority on preserving "ore" intervals over waste. Note that the use of "ore" is software specific term denoting the "High-Grade Domain" and Waste as the "Low-Grade Domain and should not be misconstrued as economically mineable material as defined under CIM guidelines.

Figure 14-7 displays the high-grade domain for gold with the economic composites used to delineate the wireframe. Once the wireframe is built by the modeling system, an effort is made to recode small volumes that are isolated or without a minimum of three drill holes are recoded, to the low-grade domain. This step ensures estimated block have ample sample support.

Figure 14-7: E-W Cross Section at 6,108,900 North showing Gold Grade Domain Inputs


Grade Domain
Low Grade
High Grade
A
A'
2025 Conceptual Resource Pit Boundary
Depletion Surface
High Grade Domain
Fault Planes
0
100
200 m

Subsequently, composites classified as "ore" were manually selected to construct geologically reasonable and spatially continuous grade solids. This approach ensured the exclusion of isolated or

Effective Date: June 30, 2025
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TECHNICAL REPORT ON THE MOUNT MILLIGAN MINE Effective Date: June 30, 2025 Page 14-11 poorly supported grade shells, typically informed by only one or two drill intersections, thereby improving the robustness and reliability of the grade model. Grade domains were structurally offset along the same fault systems that control lithological displacements, reflecting the geologic framework of the deposit. In instances where faulting resulted in minor separations of grade domains within a fault block, sub-domains lacking sufficient drillhole support were added to the low-grade domain to maintain model integrity and reduce uncertainty. Material outside the defined high-grade domains were classified as low-grade zones. These areas were informed by assay data external to the high-grade envelopes and were treated as background mineralization during estimation, ensuring appropriate grade distribution and minimizing artificial grade smearing across structural boundaries. Figure 14-8 and Figure 14-9 show oblique views of the gold and copper domains, respectively. Figure 14-8: Oblique Plan View at 1,010 m Elevation showing Faulted High-Grade Gold Domain with Lithology

TECHNICAL REPORT ON THE MOUNT MILLIGAN MINE Effective Date: June 30, 2025 Page 14-12 Figure 14-9: Oblique Plan View at 1,010 m Elevation showing Faulted High-Grade Copper Domain with Lithology 14.6 SPECIFIC GRAVITY The database contains 72,001 SG measurements; these data were collected from whole core at approximately 10 m intervals in competent rock only. The analyses were completed by Centerra staff in the core logging facility using the Archimedes method. To improve confidence in the SG data, correlations were made between SG samples and alteration. The data were composited into 2 m long intervals to match the sample length. Grouped lithology and alteration models were evaluated onto the composite density data to determine a mean value for each lithology inside each alteration domain. The resulting lithology-alteration matrix is shown in Table 14-5 and contains the mean SG value for each of the 27 lithology-alteration combinations that were applied to the model. Figure 14-10 displays SG histograms for the six major lithologies groups inside of which each of the alteration’s assemblages can exist.

TECHNICAL REPORT ON THE MOUNT MILLIGAN MINE Effective Date: June 30, 2025 Page 14-13 Figure 14-10: Histograms of SG by Lithology

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Table 14-5: Lithology-Alteration Matrix and SG Statistics

Name	Alteration	Count	Length	Mean	Coefficient of variation	Minimum	Maximum
ANDV	**TOTAL**	**50,648**	**100,439.19**	**2.83**	**0.04**	**2.06**	**4.00**
	CLHC	493	982.10	2.76	0.04	2.14	3.30
	IPRO	8,417	16,731.46	2.87	0.04	2.30	4.00
	KPOT	9,109	18,048.74	2.82	0.04	2.12	4.00
	NACA	118	235.67	2.91	0.04	2.58	3.29
	OPRO	28,161	55,826.26	2.83	0.04	2.06	4.00
	QSPC	4,284	8,482.95	2.79	0.04	2.29	3.52
	Unaltered	66	132.00	2.67	0.05	2.43	3.50
LATV	**TOTAL**	**9,290**	**18,125.44**	**2.82**	**0.04**	**2.13**	**4.00**
	CLHC	90	180.07	2.75	0.03	2.55	2.93
	IPRO	1,069	2,089.21	2.85	0.04	2.55	3.27
	KPOT	3,398	6,687.98	2.82	0.03	2.36	3.68
	NACA	8	16.00	2.80	0.02	2.74	2.86
	OPRO	3,880	7,508.91	2.82	0.04	2.15	4.00
	QSPC	823	1,599.27	2.77	0.04	2.13	3.03
	Unaltered	22	44.00	2.89	0.01	2.78	2.95
MONZ	**TOTAL**	**22,305**	**44,362.30**	**2.71**	**0.04**	**2.01**	**4.00**
	CLHC	33	64.02	2.72	0.03	2.54	2.90
	IPRO	1,027	2,029.95	2.74	0.04	2.41	3.52
	KPOT	9,585	19,098.95	2.68	0.04	2.01	4.00
	NACA	40	79.09	2.78	0.04	2.60	3.11
	OPRO	10,043	19,950.89	2.72	0.04	2.01	4.00
	QSPC	1,571	3,127.39	2.71	0.03	2.16	3.07
	Unaltered	6	12.00	2.74	0.02	2.67	2.84
TRCT	**TOTAL**	**3,084**	**6,085.61**	**2.74**	**0.04**	**2.09**	**4.00**
	CLHC	7	14.00	2.72	0.01	2.68	2.77
	IPRO	50	100.04	2.75	0.02	2.63	2.85
	KPOT	884	1,743.72	2.74	0.05	2.22	4.00
	NACA	4	7.01	2.77	0.02	2.74	2.82
	OPRO	1,741	3,432.30	2.74	0.03	2.31	3.92
	QSPC	398	788.54	2.71	0.04	2.09	3.26

The density of overburden materials was determined from proctor compaction tests and truck weigh scales. The overburden was assigned an average in-situ SG of 2.363 for glacial till material suitable for core dam construction (S-Till) and 2.370 for common glacial fluvial (C-Till).

14.7 COMPOSITING, STATISTICS, AND CAPPING

Table 14-6 summarizes the assay statistics for gold and copper on a by lithology, fault block, and domain basis.

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Table 14-6: Summary Assay Statistics by Fault Block (length weighted)

Gold comparative statistics				Copper comparative statistics			
Au domain	Raw Au assays			Au domain	Raw Cu assays		
	Mean	CV	Maximum		Mean	CV	Maximum
GLOBAL	**0.198**	**4.692**	**236.85**	**GLOBAL**	**0.099**	**1.503**	**7.20**
FB01_HG	0.396	1.494	7.77	FB01_HG	0.298	0.931	1.62
FB01_LG	0.081	3.789	13.20	FB01_LG	0.028	2.241	1.18
FB02_HG	0.684	3.968	236.85	FB02_HG	0.316	0.899	3.37
FB02_LG	0.114	1.952	8.25	FB02_LG	0.060	1.371	2.10
FB03_HG	0.639	2.424	51.50	FB03_HG	0.211	0.841	3.23
FB03_LG	0.105	2.527	17.30	FB03_LG	0.038	1.362	1.20
FB04_HG	0.737	2.252	43.35	FB04_HG	0.234	0.883	1.86
FB04_LG	0.109	3.238	22.45	FB04_LG	0.032	1.623	1.34
FB05_HG	1.414	1.510	10.40	FB05_HG	0.198	0.898	1.02
FB05_LG	0.062	8.507	19.30	FB05_LG	0.020	1.262	0.85
FB06_HG	0.472	3.289	116.10	FB06_HG	0.219	0.808	4.95
FB06_LG	0.114	5.231	107.10	FB06_LG	0.053	1.240	7.20
FB07_HG	0.460	1.726	20.50	FB07_HG	0.255	0.795	4.43
FB07_LG	0.123	3.120	27.76	FB07_LG	0.053	1.331	2.47
FB08_HG	0.478	1.755	7.02	FB08_HG	0.248	1.021	1.91
FB08_LG	0.092	2.609	7.99	FB08_LG	0.033	1.454	1.05
FB09_HG	0.423	1.058	26.20	FB09_HG	0.238	0.761	5.18
FB09_LG	0.105	3.836	50.70	FB09_LG	0.058	1.020	1.56
FB10_HG	0.451	2.941	18.30	FB10_HG	0.191	0.942	2.59
FB10_LG	0.067	4.656	27.50	FB10_LG	0.043	1.503	1.93
FB11_HG	0.635	4.871	142.80	FB11_HG	0.230	0.786	1.60
FB11_LG	0.102	8.582	85.10	FB11_LG	0.034	1.443	1.78
FB12_HG	0.954	3.241	16.70	FB12_HG	0.154	0.474	0.45
FB12_LG	0.076	4.942	11.80	FB12_LG	0.022	1.963	2.28

Figure 14-11 shows the distribution of sample lengths of the deposit. Overall, approximately 96% of assays within the resource model area relate to samples of less than 2 m in length, and virtually all samples are less than 2.5 m long.

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TECHNICAL REPORT ON THE MOUNT MILLIGAN MINE Effective Date: June 30, 2025 Page 14-16 Figure 14-11: Sample Length Distribution and Associated Statistics Centerra conducted a sensitivity analysis to assess the impact of composite length on the estimated mineral inventory and found that the composite length has a minimal impact on results. Table 14-7 shows the variability in estimation results when using 4 m, 8 m, 10 m, and 14 m long composites. Ultimately, Centerra opted to use 4 m long composites based on previous estimates and considering the block size and other estimation parameters such as number of samples used during the estimation. Furthermore, Centerra considers that a composite length of 4 m achieves a better understanding of support variability than longer composites, while maintaining sufficient composites for grade estimation in the smallest grade domain(s).

TECHNICAL REPORT ON THE MOUNT MILLIGAN MINE

Table 14-7: Mineral Inventory Changes Relative to Composite Length Variability

Composite length test		Change from 4 m Base Case
14 m Composites	Tonnes	+0.9%
	Au metal	+2.4%
	Cu metal	+0.8%
10 m Composites	Tonnes	+0.4%
	Au metal	+1.0%
	Cu metal	+0.5%
8 m Composites	Tonnes	+0.2%
	Au metal	+1.2%
	Cu metal	+0.3%
4 m Composites	Tonnes	0
	Au metal	0
	Cu metal	0

Residual composites shorter than 1 m (25% of a full composite length) were added to the previous composite. This approach ensures that all assay data are considered in the estimation. To ensure that this approach did not introduce a bias, composite statistics were compared to assay statistics. This comparison shows that there is less than 5% difference in mean gold grade and less than 1.5% difference in mean copper grade between the assays and composites for any domain (Table 14-8).

Table 14-8: Summary Statistics for Gold and Copper Composite and Percent Difference to Assays

Gold comparative statistics					
Au domain	4 m Au composites				
	Mean	CV	Maximum	% Diff. in mean	% Diff. in CV
GLOBAL	**0.201**	**3.233**	**115.92**	**1.33%**	**-36.8%**
FB01_HG	0.395	0.999	2.99	-0.19%	-39.7%
FB01_LG	0.081	2.785	6.62	-0.24%	-30.5%
FB02_HG	0.684	2.698	115.92	-0.07%	-38.1%
FB02_LG	0.114	1.532	3.97	0.30%	-24.1%
FB03_HG	0.638	1.635	20.00	-0.08%	-38.9%
FB03_LG	0.105	1.766	5.39	0.16%	-35.5%
FB04_HG	0.737	1.929	38.58	0.04%	-15.5%
FB04_LG	0.111	2.173	7.61	1.17%	-39.4%
FB05_HG	1.447	1.016	5.84	2.31%	-39.1%
FB05_LG	0.066	5.963	9.94	4.94%	-35.2%
FB06_HG	0.471	2.241	39.50	-0.13%	-37.9%
FB06_LG	0.115	3.237	25.94	0.14%	-47.1%
FB07_HG	0.460	1.330	9.76	0.13%	-25.9%
FB07_LG	0.123	2.209	13.97	0.10%	-34.2%
FB08_HG	0.477	1.230	4.86	-0.34%	-35.2%
FB08_LG	0.092	1.791	4.02	0.43%	-37.2%
FB09_HG	0.423	0.838	5.63	0.09%	-23.2%
FB09_LG	0.105	2.317	17.77	-0.06%	-49.4%
FB10_HG	0.452	2.023	8.85	0.04%	-37.0%

Copper comparative statistics					
Au domain	4 m Cu composites				
	Mean	CV	Maximum	% Diff. in mean	% Diff. in CV
GLOBAL	**0.100**	**1.353**	**2.82**	**1.15%**	**-10.5%**
FB01_HG	0.298	0.805	1.44	-0.04%	-14.5%
FB01_LG	0.028	1.912	1.18	0.55%	-15.9%
FB02_HG	0.316	0.773	2.79	-0.02%	-15.1%
FB02_LG	0.060	1.198	0.98	0.57%	-13.5%
FB03_HG	0.211	0.684	1.22	0.12%	-20.5%
FB03_LG	0.039	1.168	0.66	0.38%	-15.4%
FB04_HG	0.234	0.731	1.60	-0.01%	-18.9%
FB04_LG	0.033	1.392	0.84	0.95%	-15.3%
FB05_HG	0.198	0.745	0.61	-0.22%	-18.6%
FB05_LG	0.020	1.028	0.23	0.77%	-20.4%
FB06_HG	0.220	0.679	2.82	0.02%	-17.4%
FB06_LG	0.053	0.973	1.82	0.04%	-24.1%
FB07_HG	0.255	0.681	2.44	-0.01%	-15.5%
FB07_LG	0.054	1.121	1.75	0.40%	-17.1%
FB08_HG	0.249	0.845	1.45	0.26%	-18.9%
FB08_LG	0.033	1.217	0.61	0.52%	-17.8%
FB09_HG	0.238	0.661	1.79	0.00%	-14.1%
FB09_LG	0.058	0.853	0.66	0.00%	-17.8%
FB10_HG	0.191	0.752	1.88	-0.09%	-22.5%

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Gold comparative statistics					
Au domain	4 m Au composites				
	Mean	CV	Maximum	% Diff. in mean	% Diff. in CV
FB10_LG	0.067	3.187	13.86	-0.57%	-37.4%
FB11_HG	0.637	2.532	23.92	0.25%	-63.2%
FB11_LG	0.102	4.262	16.44	-0.25%	-67.3%
FB12_HG	0.962	2.323	9.25	0.84%	-33.0%
FB12_LG	0.076	3.016	4.69	-0.06%	-48.4%

Copper comparative statistics					
Au domain	4 m Cu composites				
	Mean	CV	Maximum	% Diff. in mean	% Diff. in CV
FB10_LG	0.043	1.222	0.87	-0.36%	-20.7%
FB11_HG	0.229	0.641	0.91	-0.25%	-20.4%
FB11_LG	0.034	1.108	0.43	-0.29%	-26.3%
FB12_HG	0.154	0.340	0.31	0.00%	-33.0%
FB12_LG	0.022	1.384	0.61	-0.13%	-34.6%

Statistical analysis of composite data and results from reconciliation data suggest that individual high-grade gold and copper assays can have an outsized influence on the estimation. Hence, Centerra opted to limit the influence of high gold and copper composites during the estimation. Capping was performed by grade domain, rock type, and fault block. A combination of probability plots, decile analysis, metal loss calculation, and disintegration analyses were used to determine capping values. Capping values are shown in Table 14-9, while exemplary plots used during the capping analysis are shown in Figure 14-12. Summary statistics of capped composites are shown in Table 14-10. Locally, the spatial influence of high-grade samples is further restricted using outlier restrictions/clamping (Table 14-9). In these cases, the influence of high-grade samples is limited to a radius equivalent to one to two blocks, based on a percentage of the total search ellipsoid. The value of samples beyond the clamping distance was determined using the same capping tools discussed above.

Table 14-9: Gold and Copper Capping Values

Litho-groups	Au cap value	Nb. samples capped	% Capped	Metal loss (%)	Outlier clamp value	Cu cap value	Nb. samples capped	% Capped	Metal loss (%)	Outlier clamp value
Andesite HG	3.2	236 / 12,278	1.92	9.4	1.0	1.6	13 / 13,021	0.10	0.2	0.4
Andesite	2.5	89 / 52,294	0.17	5.6	1.0	0.7	24 / 47,282	0.05	0.3	0.4
Latite HG	5.5	13 / 1,753	0.74	5.4	1.0	1.0	15 / 2,382	0.57	0.6	0.4
Latite	2.0	37 / 12,292	0.30	6.0	1.0	0.35	29 / 8,883	0.33	0.7	-
Monz HG	3.5	39 / 7,403	0.53	2.2	1.0	1.5	4 / 9,749	0.04	0.1	0.4
Monzonite	2.0	27 / 17,844	0.15	3.3	1.0	0.5	17 / 13,981	0.11	0.4	0.4
Oxide HG	3.0	8 / 981	0.82	9.3	1.0	1.2	5 / 884	0.57	0.9	0.4
Oxide	1.4	13 / 3,209	0.41	6.0	1.0	0.4	5 / 2,541	0.20	0.5	0.4
Trachyte HG	4.0	24 / 1,714	1.40	15.1	1.0	1.3	2 / 958	0.28	0.7	0.4
Trachyte	1.0	24 / 1,733	1.38	6.8	-	0.35	8 / 2,351	4	1.4	-

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Figure 14-12: Capping Plots


Log Probability Plot
Percentile (%)
[Commodity] ([Unit])
Log Probability Plot (Upper Tail)
Percentile (%)
[Commodity] ([Unit])
Tail Parameters:
Threshold Parameters:

Table 14-10: Summary Statistics of Capped Gold and Copper Composites

Gold comparative statistics					
Au domain	Capped 4 m Au composites				
	Mean	CV	Max. value	% Diff. in mean	% Diff. in CV
GLOBAL	**0.185**	**1.802**	**5.50**	**-8.43%**	**-56.9%**
FB01_HG	0.385	0.875	2.00	-2.7%	-13.2%
FB01_LG	0.078	1.889	2.00	-4.5%	-38.4%
FB02_HG	0.597	0.963	5.50	-13.6%	-94.8%
FB02_LG	0.113	1.422	2.53	-0.9%	-7.5%
FB03_HG	0.554	1.034	5.50	-14.1%	-45.0%
FB03_LG	0.104	1.531	2.50	-1.6%	-14.3%
FB04_HG	0.630	1.207	5.50	-15.6%	-46.0%
FB04_LG	0.105	1.264	2.00	-5.7%	-52.8%
FB05_HG	1.277	0.934	5.50	-12.5%	-8.4%
FB05_LG	0.053	2.713	2.50	-21.5%	-74.9%
FB06_HG	0.417	1.247	5.50	-12.1%	-57.0%
FB06_LG	0.107	1.689	3.77	-6.5%	-62.9%
FB07_HG	0.437	1.068	5.50	-5.3%	-21.9%
FB07_LG	0.118	1.398	2.48	-3.9%	-44.9%
FB08_HG	0.461	1.099	3.20	-3.3%	-11.3%
FB08_LG	0.091	1.616	2.50	-0.9%	-10.3%
FB09_HG	0.420	0.798	3.50	-0.7%	-4.9%
FB09_LG	0.102	1.271	2.50	-3.1%	-58.3%
FB10_HG	0.394	1.086	3.20	-13.6%	-60.2%
FB10_LG	0.065	2.197	2.50	-3.3%	-36.8%
FB11_HG	0.500	1.424	3.50	-24.0%	-56.0%
FB11_LG	0.089	2.418	2.50	-13.3%	-55.2%
FB12_HG	0.558	1.792	3.20	-53.2%	-25.8%
FB12_LG	0.073	2.552	2.50	-4.2%	-16.7%

Copper comparative statistics					
Au domain	Capped 4 m Cu composites				
	Mean	CV	Max. value	% Diff. in mean	% Diff. in CV
GLOBAL	**0.095**	**1.181**	**1.60**	**-5.9%**	**-13.6%**
FB01_HG	0.267	0.660	1.00	-10.9%	-19.8%
FB01_LG	0.028	1.789	0.59	-0.9%	-6.6%
FB02_HG	0.256	0.585	1.30	-20.9%	-27.7%
FB02_LG	0.059	1.034	0.52	-2.7%	-14.6%
FB03_HG	0.196	0.533	0.70	-7.6%	-25.0%
FB03_LG	0.038	1.129	0.50	-0.5%	-3.3%
FB04_HG	0.206	0.461	1.00	-12.6%	-45.4%
FB04_LG	0.032	1.246	0.40	-1.5%	-11.1%
FB05_HG	0.192	0.707	0.50	-2.8%	-5.2%
FB05_LG	0.020	1.028	0.23	0.0%	0.0%
FB06_HG	0.211	0.573	1.60	-3.8%	-17.0%
FB06_LG	0.053	0.939	0.70	-0.2%	-3.6%
FB07_HG	0.233	0.512	1.50	-8.7%	-28.3%
FB07_LG	0.053	0.973	1.38	-1.4%	-14.2%
FB08_HG	0.227	0.531	0.70	-9.2%	-45.7%
FB08_LG	0.033	1.214	0.61	0.0%	-0.2%
FB09_HG	0.229	0.574	1.60	-3.9%	-14.0%
FB09_LG	0.058	0.853	0.66	0.0%	0.0%
FB10_HG	0.188	0.700	1.60	-1.6%	-7.1%
FB10_LG	0.043	1.207	0.70	-0.1%	-1.2%
FB11_HG	0.219	0.517	0.50	-4.5%	-21.5%
FB11_LG	0.034	1.108	0.43	0.0%	0.0%
FB12_HG	0.154	0.340	0.31	0.0%	0.0%
FB12_LG	0.022	1.384	0.61	0.0%	0.0%

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14.8 VARIOGRAPHY

Variogram modelling for gold and copper was conducted using *Leapfrog Edge* within their respective estimation domains. Experimental variograms, and correlograms were generated for each mineralized domain, constrained within individual structural blocks. The most statistically robust model was selected as the basis for spatial continuity parameters used in grade estimation.

Downhole variograms were employed to quantify the nugget effect, providing insight into short-range variability. In structurally complex areas, particularly the southwestern portion of the deposit, limited drilling density and the presence of multiple fault blocks (specifically Blocks 1, 5, 8, 10, 11, and 12) resulted in insufficient data to support independent variogram models for high-grade domains. In these cases, all available samples were assigned to the corresponding low-grade domain for variogram analysis to ensure model stability. In doing so, there should be little impact on overall tonnage, just to which domain the data reports to. If there is little no support in a fault block for the high-grade domain, then all the tonnes attributed from any composite are used in the low-grade domain. The low-grade domain does not mean waste, just not enough higher grades to create a continuous 15 m economic composites.

Blast hole assay data played a critical role in defining first-order anisotropy directions, as high-grade mineralization trends were readily discernible within the dense spatial distribution of blast hole samples. An example variogram model is presented in Figure 14-13, while Table 14-11 and Table 14-12 summarize the final variogram parameters for gold and copper, respectively.

Figure 14-13: High-Grade Blast Hole Trend and Example Gold Variography


Composite >1.4g/t
Variogram Ellipse
Blast Hole >1.4g/t
High Grade Domain
Variogram Model
N
0
250
500 m

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Table 14-11: Summary of Gold Variogram Model Parameters

Variogram name	Nug	Structure 1								Structure 2							
		Sill*	Struc	Maj	Semi	Minor	Dip	Dip Azi.	Pitch	Sill*	Struc	Maj	Semi	Minor	Dip	Dip Azi.	Pitch
FB1_LG	0.150	0.85	Exp	82	65	24	40	86	135	-	-	-	-	-	-	-	-
FB2_HG	0.250	0.45	Exp	30	30	30	44	70	112	0.3	Sph	96	92	69	44	79	112
FB2_LG	0.200	0.67	Sph	25	20	16	50	58	67	0.13	Exp	110	80	40	50	58	67
FB3_HG	0.200	0.5	Exp	34	10	15	88	345	142	0.3	Sph	100	60	50	88	345	142
FB3_LG	0.150	0.59	Exp	28	28	8	83	350	44	0.26	Sph	96	71	40	83	350	44
FB4_HG	0.200	0.52	Sph	60	58	58	30	80	50	0.28	Exp	100	100	68	30	80	50
FB4_LG	0.200	0.47	Sph	25	10	10	0	230	128	0.33	Exp	102	68	43	0	230	128
FB5_LG	0.200	0.47	Sph	25	10	10	0	230	128	0.33	Exp	102	68	43	0	230	128
FB6_HG	0.300	0.6	Sph	40	50	12	25	300	48	0.1	Sph	120	100	35	25	300	48
FB6_LG	0.350	0.55	Exp	15	15	15	25	300	48	0.1	Sph	94	88	40	25	300	48
FB7_HG	0.200	0.63	Exp	15	15	10	74	354	18	0.17	Sph	106	84	42	74	354	18
FB7_LG	0.100	0.85	Exp	18	14	14	74	354	112	0.05	Sph	88	68	48	74	354	112
FB8_LG	0.300	0.34	Exp	44	30	20	40	70	125	0.36	Exp	120	106	40	40	70	125
FB9_HG	0.250	0.33	Exp	32	32	24	24	281	112	0.42	Sph	134	118	38	24	281	112
FB9_LG	0.300	0.37	Sph	40	30	10	25	300	150	0.33	Exp	98	84	34	25	300	150
FB10_LG	0.350	0.55	Exp	15	15	15	25	300	48	0.1	Sph	94	88	40	25	300	48
FB11_LG	0.350	0.55	Exp	15	15	15	25	300	48	0.1	Sph	94	88	40	25	300	48
FB12_LG	0.300	0.37	Sph	40	30	10	25	300	150	0.33	Exp	98	84	34	25	300	150

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Table 14-12: Summary of Copper Variogram Model Parameters

Variogram name	Nug	Structure 1								Structure 2							
		Sill*	Struc	Maj	Semi	Minor	Dip	Dip Azi.	Pitch	Sill*	Struc	Maj	Semi	Minor	Dip	Dip Azi.	Pitch
FB1_LG	0.070	0.25	Exp	54	54	22	42	80	18	0.68	Sph	170	108	48	42	80	18
FB2_HG	0.140	0.46	Exp	20	20	20	57	62	74	0.4	Sph	74	58	48	57	62	74
FB2_LG	0.120	0.48	Exp	58	46	22	57	62	56	0.4	Sph	92	84	48	57	62	56
FB3_HG	0.080	0.35	Exp	22	18	18	66	315	118	0.57	Sph	130	50	50	66	315	118
FB3_LG	0.100	0.42	Exp	24	24	28	40	128	38	0.48	Sph	92	92	52	40	128	38
FB4_HG	0.320	0.33	Exp	18	16	8	42	126	126	0.35	Sph	78	56	34	42	126	126
FB4_LG	0.040	0.32	Exp	152	24	10	42	126	18	0.64	Sph	198	96	42	42	126	18
FB5_LG	0.040	0.32	Exp	152	24	10	42	126	18	0.64	Sph	198	96	42	42	126	18
FB6_HG	0.080	0.54	Exp	14	12	12	25	300	45	0.38	Sph	75	68	31	25	300	45
FB6_LG	0.040	0.43	Exp	14	14	14	25	300	112	0.53	Sph	94	94	94	25	300	112
FB7_HG	0.080	0.46	Exp	24	20	20	75	354	32	0.46	Sph	100	50	50	75	354	32
FB7_LG	0.060	0.65	Exp	14	14	14	75	354	32	0.29	Sph	90	90	90	75	354	32
FB8_LG	0.100	0.2	Exp	66	66	58	40	70	135	0.7	Sph	94	92	65	40	70	135
FB9_HG	0.140	0.49	Exp	15	15	15	25	300	55	0.37	Sph	100	66	50	25	300	55
FB9_LG	0.040	0.53	Exp	12	12	12	25	300	66	0.43	Sph	98	86	70	25	300	66
FB10_LG	0.040	0.43	Exp	14	14	14	25	300	112	0.53	Sph	94	94	94	25	300	112
FB11_LG	0.040	0.43	Exp	14	14	14	25	300	112	0.53	Sph	94	94	94	25	300	112
FB12_LG	0.040	0.53	Exp	12	12	12	25	300	66	0.43	Sph	98	86	70	25	300	66

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TECHNICAL REPORT ON THE MOUNT MILLIGAN MINE

14.9 BLOCK MODEL DEFINITION

An unrotated block model was created using Seequent's Edge module within Leapfrog. The block size of 15 m x 15 m x 15 m is based on the mine's bench height and has proven to provide sufficient resolution throughout the mine life. The block model coordinates are based on the local UTM grid (NAD83_Zone 10N). Table 14-13 summarizes the block model definition.

Table 14-13: Summary of Block Model Parameters

Axis / Coordinate	Origin (m)	Boundary size (m)	Block size (m)	Block count
Easting (X)	430,710	4,980	15	332
Northing (Y)	6,107,350	3,060	15	204
Elevation (Z)	1,595	1,095	15	73

The block model does not consider sub-blocking or partial (percent) blocks. The final block model includes numerous calculated values for each block that are based on the initial block grade estimates and other input parameters (e.g. metal prices, recoveries, mining costs, etc.).

14.10 ESTIMATION

The block model was populated with gold and copper values using ordinary kriging (OK) applied across all high-grade and low-grade domains. Additional estimates using inverse distance weighting (ID) and nearest neighbor estimators were completed in parallel and used during the verification process.

Block grades were estimated in three passes with each pass using progressively larger search ellipsoids and increasingly relaxed data requirements. Table 14-14 and Table 14-15 summarize the data requirements for each estimation run for gold and copper estimates, respectively. Search distances were informed by the variogram ranges. The major, semi-major, and minor axis of the search ellipsoids use approximately 50%, 75%, and 100% of the full variogram range for the first, second, and third passes, respectively. Hard boundaries were used between domains throughout, based on the analysis of contact plots between the various domains. Figure 14-14 shows a cross section with faulted grade domains and the block model displaying estimation passes. Figure 14-15 shows an example of domain contact plots.

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Table 14-14: Summary of Estimation Parameters for Gold

General		Ellipsoid directions			Ellipsoid ranges			No. of samples		Outlier restrictions			Drillhole limit	
Domain	Estimator	Dip	Dip azi.	Pitch	Maximum	Intermediate	Minimum	Minimum	Maximum	Method	Distance	Threshold	Max samples per hole	Apply drill hole limit per sector
FB1_LG	Pass1	40	86	135	41	33	12	5	8	Clamp	61	1	2	TRUE
	Pass2	40	86	135	62	49	18	4	10	Clamp	40	1	2	TRUE
	Pass3	40	86	135	82	65	24	3	12	Clamp	30	1	none	TRUE
FB2_LG	Pass1	50	58	67	55	40	20	5	8	Clamp	60	1	2	TRUE
	Pass2	50	58	67	83	60	30	4	10	Clamp	40	1	2	TRUE
	Pass3	50	58	67	110	80	40	3	12	Clamp	30	1	none	TRUE
FB2_HG	Pass1	44	70	112	48	46	30	5	8	None			2	TRUE
	Pass2	44	70	112	72	69	45	4	10	None			2	TRUE
	Pass3	44	70	112	96	92	60	3	12	None			none	TRUE
FB3_HG	Pass1	88	345	142	50	30	25	5	8	None			2	TRUE
	Pass2	88	345	142	75	45	38	4	10	None			2	TRUE
	Pass3	88	345	142	100	60	50	3	12	None			none	TRUE
FB3_LG	Pass1	83	350	44	48	36	20	5	8	None			2	TRUE
	Pass2	83	350	44	72	54	30	4	10	None			2	TRUE
	Pass3	83	350	44	96	71	40	3	12	None			none	TRUE
FB4_HG	Pass1	30	80	50	50	50	34	5	8	None			2	TRUE
	Pass2	30	80	50	75	75	51	4	10	None			2	TRUE
	Pass3	30	80	50	100	100	68	3	12	None			none	TRUE
FB4_LH	Pass1	0	230	128	51	34	21	5	8	Clamp	61	1	2	TRUE
	Pass2	0	230	128	77	51	32	4	10	Clamp	40	1	2	TRUE
	Pass3	0	230	128	102	68	42	3	12	Clamp	30	1	none	TRUE
FB5_LG	Pass1	30	80	50	50	50	34	5	8	Clamp	60	1	2	TRUE
	Pass2	30	80	50	75	75	51	4	10	Clamp	40	1	2	TRUE
	Pass3	30	80	50	100	100	68	3	12	Clamp	30	1	none	TRUE
FB6_HG	Pass1	25	300	48	60	50	30	5	8	None			2	TRUE
	Pass2	25	300	48	90	75	45	4	10	None			2	TRUE
	Pass3	25	300	48	120	100	60	3	12	None			none	TRUE

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General		Ellipsoid directions			Ellipsoid ranges			No. of samples		Outlier restrictions			Drillhole limit	
Domain	Estimator	Dip	Dip azi.	Pitch	Maximum	Intermediate	Minimum	Minimum	Maximum	Method	Distance	Threshold	Max samples per hole	Apply drill hole limit per sector
FB6_LG	Pass1	25	300	48	48	44	20	5	8	Clamp	60	1	2	TRUE
	Pass2	25	300	48	71	66	30	4	10	Clamp	40	1	2	TRUE
	Pass3	25	300	48	94	88	40	3	12	Clamp	30	1	none	TRUE
FB7_HG	Pass1	74	354	18	53	42	21	5	8	None			2	TRUE
	Pass2	74	354	18	80	63	32	4	10	None			2	TRUE
	Pass3	74	354	18	106	84	42	3	12	None			none	TRUE
FB7_LG	Pass1	74	354	112	44	34	24	5	8	Clamp	49	1	2	TRUE
	Pass2	74	354	112	66	51	36	4	10	Clamp	33	1	2	TRUE
	Pass3	74	354	112	88	68	48	3	12	Clamp	25	1	none	TRUE
FB8_LG	Pass1	40	70	124	60	53	20	5	8	Clamp	50	1	2	TRUE
	Pass2	49	79	124	90	80	30	4	10	Clamp	35	1	2	TRUE
	Pass3	40	70	124	120	106	40	3	12	Clamp	26	1	none	TRUE
FB9_LG	Pass1	74	354	112	44	34	24	5	8	Clamp	60	1	2	TRUE
	Pass2	74	354	112	66	51	36	4	10	Clamp	40	1	2	TRUE
	Pass3	74	354	112	88	68	48	3	12	Clamp	30	1	none	TRUE
FB9_HG	Pass1	24	281	129	67	59	16	5	8	None			2	TRUE
	Pass2	24	281	129	101	89	29	4	10	None			2	TRUE
	Pass3	24	281	129	134	118	38	3	12	None			none	TRUE
FB10_LG	Pass1	25	300	48	48	44	20	5	8	Clamp	60	1	2	TRUE
	Pass2	25	300	48	71	66	30	4	10	Clamp	40	1	2	TRUE
	Pass3	25	300	48	94	88	40	3	12	Clamp	30	1	none	TRUE
FB11_LG	Pass1	25	300	48	48	44	20	5	8	Clamp	60	1	2	TRUE
	Pass2	25	300	48	71	66	30	4	10	Clamp	40	1	2	TRUE
	Pass3	25	300	48	94	88	40	3	12	Clamp	30	1	none	TRUE
FB12_LG	Pass1	74	354	112	44	34	24	5	8	None			2	TRUE
	Pass2	74	354	112	66	51	36	4	10	None			2	TRUE
	Pass3	74	354	112	88	68	48	3	12	None			none	TRUE

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TECHNICAL REPORT ON THE MOUNT MILLIGAN MINE

Table 14-15: Summary of Estimation Parameters for Copper

General		Ellipsoid directions			Ellipsoid ranges			No. of samples		Outlier restrictions			Drill hole limit	
Domain	Estimator	Dip	Dip azi.	Pitch	Maximum	Intermed	Minimum	Minimum	Maximum	Method	Distance	Threshold	Max samples per hole	Apply drill hole limit per sector
FB1_LG	Pass1	42	80	18	85	54	24	5	8	Clamp	35	0.4	2	TRUE
	Pass2	42	80	18	128	81	36	4	10	Clamp	25	0.4	2	TRUE
	Pass3	42	80	18	170	108	48	3	12	Clamp	20	0.4	none	TRUE
FB2_HG	Pass1	57	62	74	37	29	24	5	8	None			2	TRUE
	Pass2	57	62	74	56	44	36	4	10	None			2	TRUE
	Pass3	57	62	74	74	58	48	3	12	None			none	TRUE
FB2_LG	Pass1	57	62	56	46	42	24	5	8	Clamp	70	0.4	2	TRUE
	Pass2	57	62	56	69	63	36	4	10	Clamp	45	0.4	2	TRUE
	Pass3	57	62	56	92	84	48	3	12	Clamp	35	0.4	none	TRUE
FB3_HG	Pass1	66	315	118	65	25	17	5	8	None			2	TRUE
	Pass2	66	315	118	96	38	38	4	10	None			2	TRUE
	Pass3	66	315	112	130	50	50	3	12	None			none	TRUE
FB3_LG	Pass1	40	128	38	46	46	26	5	8	Clamp	70	0.4	2	TRUE
	Pass2	40	128	38	69	69	39	4	10	Clamp	45	0.4	2	TRUE
	Pass3	40	128	38	92	92	52	3	12	Clamp	35	0.4	none	TRUE
FB4_HG	Pass1	42	126	126	39	28	17	5	8	None			2	TRUE
	Pass2	42	126	126	59	42	26	4	10	None			2	TRUE
	Pass3	42	126	126	78	56	35	3	12	None			none	TRUE
FB4_LG	Pass1	42	126	18	99	48	21	5	8	Clamp	30	0.4	2	TRUE
	Pass2	42	126	18	148	72	32	4	10	Clamp	20	0.4	2	TRUE
	Pass3	42	126	18	198	96	42	3	12	Clamp	15	0.4	none	TRUE
FB5_LG	Pass1	42	126	18	99	48	21	5	8	Clamp	30	0.4	2	TRUE
	Pass2	42	126	18	149	72	32	4	10	Clamp	20	0.4	2	TRUE
	Pass3	42	126	18	198	96	42	3	12	Clamp	15	0.4	none	TRUE
FB6_HG	Pass1	25	300	45	38	34	15	5	8	None			2	TRUE
	Pass2	25	300	45	56	51	23	4	10	None			2	TRUE
	Pass3	25	300	45	75	68	31	3	12	None			none	TRUE
FB6_LG	Pass1	25	300	12	47	47	47	5	8	Clamp	70	0.4	2	TRUE
	Pass2	25	300	12	72	71	71	4	10	Clamp	45	0.4	2	TRUE
	Pass3	25	300	12	94	94	94	3	12	Clamp	35	0.4	none	TRUE

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General		Ellipsoid directions			Ellipsoid ranges			No. of samples		Outlier restrictions			Drill hole limit	
Domain	Estimator	Dip	Dip azi.	Pitch	Maximum	Intermed	Minimum	Minimum	Maximum	Method	Distance	Threshold	Max samples per hole	Apply drill hole limit per sector
FB7_HG	Pass1	75	354	32	50	25	25	5	8	None			2	TRUE
	Pass2	75	354	32	75	38	38	4	10	None			2	TRUE
	Pass3	75	354	32	100	50	50	3	12	None			none	TRUE
FB7_LG	Pass1	75	354	21	50	25	25	5	8	Clamp	65	0.4	2	TRUE
	Pass2	75	354	32	75	38	38	4	10	Clamp	40	0.4	2	TRUE
	Pass3	75	354	32	100	50	50	3	12	Clamp	30	0.4	none	TRUE
FB8_LG	Pass1	40	70	135	47	46	33	5	8	Clamp	70	0.4	2	TRUE
	Pass2	40	70	135	71	69	48	4	10	Clamp	40	0.4	2	TRUE
	Pass3	40	70	135	94	92	64	3	12	Clamp	35	0.4	none	TRUE
FB9_HG	Pass1	25	300	55	50	33	25	5	8	None			2	TRUE
	Pass2	25	300	55	75	50	38	4	10	None			2	TRUE
	Pass3	25	300	55	100	66	50	3	12	None			none	TRUE
FB9_LG	Pass1	25	300	66	49	43	35	5	8	Clamp	65	0.4	2	TRUE
	Pass2	25	300	66	74	65	53	4	10	Clamp	40	0.4	2	TRUE
	Pass3	25	300	66	98	86	70	3	12	Clamp	30	0.4	none	TRUE
FB10_LG	Pass1	25	300	112	47	47	47	5	8	Clamp	70	0.4	2	TRUE
	Pass2	25	300	112	71	71	71	4	10	Clamp	45	0.4	2	TRUE
	Pass3	25	300	112	94	94	94	3	12	Clamp	35	0.4	none	TRUE
FB11_LG	Pass1	25	300	112	47	47	47	5	8	Clamp	70	0.4	2	TRUE
	Pass2	25	300	112	71	71	71	4	10	Clamp	45	0.4	2	TRUE
	Pass3	25	300	112	94	94	94	3	12	Clamp	35	0.4	none	TRUE
FB12_LG	Pass1	25	300	66	49	43	35	5	8	Clamp	65	0.4	2	TRUE
	Pass2	25	300	66	74	65	53	4	10	Clamp	40	0.4	2	TRUE
	Pass3	25	300	66	98	86	70	3	12	Clamp	30	0.4	none	TRUE

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Page 14-5

TECHNICAL REPORT ON THE MOUNT MILLIGAN MINE Effective Date: June 30, 2025 Page 14-6 Figure 14-14: E-W Cross Section at 6,108,900 North showing Estimation Passes Figure 14-15: Example Gold Contact Plots with Fault Block Locations

TECHNICAL REPORT ON THE MOUNT MILLIGAN MINE Effective Date: June 30, 2025 Page 14-7 In some cases, too few samples were available for creation of variograms in high-grade domains due to low sample support or small high-grade volumes, especially after grade domains were faulted. When this was the case, the high-grade and low-grade domains were deleted and the “fault block boundary” was used for the estimation domain, making one large estimation package, which are considered part of the low-grade member. Fault blocks with this exception include FB01, FB05, FB08, FB10, FB11 and FB12 for both gold and copper. 14.11 BLOCK MODEL VALIDATION The validation of the block model estimate was carried out through a multifaceted approach, utilizing visual, statistical, and comparative methods. Visual examinations were conducted on section and plan throughout the deposit to ensure that block grades correspond well with composite grades and that high-grade samples did not have an outsized influence on the local block grades. Figure 14-16 and Figure 14-17 show examples of cross sections used during this step. Figure 14-16: E-W Cross Section at 6,108,900 North showing Gold Assays, High-Grade Domain and Block Grades

TECHNICAL REPORT ON THE MOUNT MILLIGAN MINE

Figure 14-17: E-W Cross Section at 6,108,900 North showing Copper Assays, High-Grade Domain and Block Grades


Copper (%)
0.05 – 0.10
0.10 – 0.15
0.15 – 0.20
0.20 – 0.25
0.25 – 0.30
0.30 – 0.40
0.40 – 0.50
> 0.50
A
A'
2025 Conceptual Resource Pit Boundary
Depletion Surface
High Grade Domain
Fault Planes
0
100
200 m

The block grades and block model summary statistics were compared with the informing composite grades and summary composite statistics. It is expected that the block model shows similar mean grades for gold and copper to the informing data, while providing generally lower variability through the estimation using multiple samples for each block. This smoothing effect is an expected effect of the estimation process. For each fault block domain, a comparison of volumes was established between the block volumes and the wireframe input used for estimation domains. The comparison shows that the whole block volumes accurately represent the estimation domain wireframe. Table 14-16 details the differences between the block model and wireframe for the gold domains.

Table 14-16: Comparative Block Model and Wireframe Volumes per Fault Block for Gold

	Block			Wireframe			
Au Domain	**Volume (1,000 m³)**	**Density**	**Tonnes (kt)**	**Volume (1,000 m³)**	**Density**	**Tonnes (kt)**	**% Diff. in tonnes**
FB1_LG	573,905	2.73	1,564,249	574,410	2.73	1,565,624	-0.1%
FB2_LG	321,719	2.80	899,703	321,360	2.80	898,701	0.1%
FB2_HG	39,866	2.79	111,174	39,898	2.79	111,265	-0.1%
FB3_LG	330,878	2.81	930,696	330,860	2.81	930,645	0.0%
FB3_HG	20,270	2.78	56,368	20,316	2.78	56,495	-0.2%
FB4_LG	134,389	2.80	375,982	134,550	2.80	376,433	-0.1%
FB4_HG	17,530	2.80	49,117	17,528	2.80	49,112	0.0%
FB5_LG	538,259	2.80	1,508,942	538,140	2.80	1,508,610	0.0%
FB6_LG	1,393,625	2.81	3,917,173	1,393,800	2.81	3,917,665	0.0%
FB6_HG	54,597	2.80	152,983	54,534	2.80	152,805	0.1%
FB7_LG	298,475	2.80	836,293	298,590	2.80	836,616	0.0%
FB7_HG	34,881	2.78	96,841	34,810	2.78	96,645	0.2%
FB8_LG	79,427	2.81	223,531	79,410	2.81	223,483	0.0%

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	Block			Wireframe			
Au Domain	**Volume (1,000 m³)**	**Density**	**Tonnes (kt)**	**Volume (1,000 m³)**	**Density**	**Tonnes (kt)**	**% Diff. in tonnes**
FB9_LG	748,177	2.82	2,108,274	748,330	2.82	2,108,706	0.0%
FB9_HG	35,309	2.75	97,005	35,278	2.75	96,920	0.1%
FB10_LG	5,224,061	2.82	14,722,110	5,223,800	2.82	14,721,373	0.0%
FB11_LG	227,576	2.81	639,187	227,470	2.81	638,888	0.0%
FB12_LG	461,403	2.83	1,305,019	461,440	2.83	1,305,123	0.0%
Total	**10,534,347**	**2.81**	**29,594,648**	**10,534,524**	**2.81**	**29,595,109**	**0.00**

Table 14-1717 and Table 14-18 summarize block model statistics for gold and copper, respectively, showing a reduction in coefficient of variation (CV) and a slight decrease in mean grades. This trend reflects the influence of drilling density: peripheral waste zones, which are less densely drilled, tend to yield a higher proportion of low-grade blocks relative to sample support. In contrast, the more densely drilled core of the deposit exhibits a lower ratio of high-grade blocks to high-grade samples, resulting in more constrained grade estimates.

Table 14-17: Comparative Summary Statistics for gold Data within EOY24 MRMR Pits

Litho-groups	AU-Type	Count	Mean	CV	Maximum value
Andesite	Assay	33,017	0.193	4.431	63.9
	Composites	17,521	0.192	3.155	39.49
	Capped Comp	17,521	0.177	1.756	3.20
	Block Model	**50,814**	**0.170**	**1.094**	**3.15**
Latite	Assay	34,542	0.399	2.575	43.4
	Composites	18,279	0.399	2.086	38.575
	Capped Comp	18,279	0.362	1.462	5.50
	Block Model	**43,285**	**0.301**	**1.037**	**4.278**
Monzonite	Assay	31,684	0.269	2.175	85.1
	Composites	16,322	0.269	1.549	16.43
	Capped Comp	16,322	0.261	1.220	3.50
	Block Model	**36,717**	**0.244**	**0.869**	**2.53**
Trachyte	Assay	3,995	0.627	6.086	229.0
	Composites	2,225	0.625	4.413	115.92
	Capped Comp	2,225	0.462	1.021	4.00
	Block Model	**4,334**	**0.478**	**0.685**	**2.879**

Table 14-18: Comparative Summary Statistics for Copper Data within EOY24 MRMR Pits

Litho-groups	CU-Type	Count	Mean	CV	Maximum value
Andesite	Assay	33,009	0.108	1,306	7.2
	Composites	16,065	0.103	1.163	2.546
	Capped Comp	16,065	0.102	1.102	1.60
	Block Model	**50,814**	**0.098**	**0.915**	**0.817**
Latite	Assay	35,542	0.156	1.345	4.43
	Composites	10,878	0.125	1.236	2.792
	Capped Comp	10,878	0.113	0.984	1.00
	Block Model	**43,285**	**0.122**	**0.841**	**0.793**

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TECHNICAL REPORT ON THE MOUNT MILLIGAN MINE

Litho-groups	CU-Type	Count	Mean	CV	Maximum value
Monzonite	Assay	31,584	0.164	1.057	2.93
	Composites	9,375	0.148	0.980	1.785
	Capped Comp	9,375	0.143	0.880	1.5
	Block Model	**36,717**	**0.151**	**0.698**	**0.692**
Trachyte	Assay	3,995	0.149	1.539	2.87
	Composites	933	0.100	1.542	1.175
	Capped Comp	933	0.086	1.270	0.35
	Block Model	**4,334**	**0.111**	**0.980**	**0.765**

Swath plots were prepared to show possible bias between supporting data and/or the use of a specific estimator. For the latter, Centerra completed parallel estimates using inverse distance (ID) and nearest neighbor (NN) estimators. Figure 14 shows swath plots in X, Y, and Z directions for gold and copper. Note the generally good agreement of the three estimators and with the underlying data.

Figure 14-18: Swath Plots through Mount Milligan Deposit (A: north-south, B: east-west, C: elevation; 15 m slices)


Global Gold SWATH Plot in X-Direction
Legend
Uncapped Composites
ID Estimate
KR Estimate
NN Estimate

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TECHNICAL REPORT ON THE MOUNT MILLIGAN MINE


Swathplot in Z, 1 block spacing
NN, Debias_Cu_raw: Cu_pct Values
InPit_CuID
InPit_CuOK
InPit_CuOK
InPit_CuNN
Average
Volume
Swath

Finally, Centerra used the extensive library of blast hole assay data to compare the mineral resource model to mined material. Table 14-19 shows the comparison between the mineral resource model and the blast hole model on a bench-by-bench basis. While local differences are evident, the global differences for tonnes and grades are within 2% of tonnes, which is considered well within the accuracy for a mineral resource model.

Table 14-19: Relative Change Comparison between Blast Hole Informed Model and Mineral Resource Model within the Total Mined Volume

6-month period surfaces	Mass (kt)	Copper (%)	Gold (g/t)	Copper metal (Mlb)	Gold metal (koz)
2018 Q2	3.8%	-1.8%	3.6%	1.9%	7.6%
2018 Q4	2.6%	5.1%	1.6%	7.8%	4.2%
2019 Q2	0.4%	2.8%	-1.6%	3.2%	-1.3%
2019 Q4	0.9%	9.6%	0.3%	10.6%	1.2%
2020 Q2	7.5%	-2.9%	2.5%	4.4%	10.2%
2020 Q4	6.4%	0.6%	3.9%	7.0%	10.5%
2021 Q2	7.7%	-4.3%	-7.1%	3.1%	0.1%
2021 Q4	-2.8%	1.3%	-1.2%	-1.5%	-4.0%
2022 Q2	1.5%	-6.5%	-5.0%	-5.2%	-3.6%
2022 Q4	3.5%	3.3%	-0.8%	6.9%	2.6%
2023 Q2	-0.7%	-5.5%	1.4%	-6.2%	0.7%
2023 Q4	-3.6%	-5.8%	4.0%	-9.2%	0.2%
2024 Q2	-3.5%	-7.6%	5.1%	-10.8%	1.5%
2024 Q4	-3.6%	-5.6%	-2.8%	-9.0%	-6.3%
Total	**2.1%**	**-1.4%**	**1.8%**	**0.7%**	**4.0%**

Effective Date: June 30, 2025 Page 14-13

TECHNICAL REPORT ON THE MOUNT MILLIGAN MINE Effective Date: June 30, 2025 Page 14-14 14.12 CLASSIFICATION Mineral Resource classification is a subjective concept, and industry best practices suggest that a Mineral Resource classification should consider the confidence in the geological continuity of the mineralization domains, the quality and quantity of exploration data supporting the estimates, and the geostatistical confidence in the tonnage and grade estimates. Appropriate classification criteria should aim to integrate all these concepts to delineate regular areas of similar resource classification. Block model quantities and grade estimates for the Mount Milligan Mine were classified according to the CIM Definition Standards for Mineral Resources and Mineral Reserves (May 2014) by Chris Hunter, P.Geo. (EGBC#54086) who is a Qualified Person pursuant to National Instrument 43-101 and reviewed by Dr. Lars Weiershäuser, P.Geo., Director of Geology for Centerra. The Qualified Persons are satisfied that the geologic model honors the current geological information and knowledge and is a reasonable representation of the deposit geology. The location of the samples and the assay data are sufficiently reliable to support resource evaluation. Sampling information was acquired exclusively by core drilling. The blocks which are supported by the highest density drilling are found in the central portion of the deposit. These blocks can utilize the maximum number of holes and samples to inform the block with the highest confidence, are estimated in the first pass, make up the measured category. Moving away from the central portion of the pit where quality drilling exists but at a lower density and estimated in the second estimation pass, make up the indicated category. The remaining blocks filled in the third pass at the maximum range determined by variography, have the lowest confidence and make up the inferred category. The process of classification for this project was executed in two main stages: • Initial coding: In the first stage, blocks were assigned codes based on specific parameters detailed in Table 14-20. This stage establishes a preliminary classification based on quantifiable data (Figure 14-20). • Manual smoothing: The second stage involved a manual smoothing process. This step was crucial in addressing isolated instances where small clusters of blocks were assigned a classification level that significantly differed from their surrounding blocks. To achieve a more coherent classification, ‘classification solids’ were created and applied to the model (Figure 14-19). These solids provided a basis for re-coding the block model, thereby ensuring a more uniform final classification.

TECHNICAL REPORT ON THE MOUNT MILLIGAN MINE Effective Date: June 30, 2025 Page 14-15 Table 14-20: Parameters for Classification Class Parameters Measured • Estimated in Pass 1 • Target average estimation sample distance <50 m • >= 8 samples • >= 3 drill holes • Added manual smoothing Indicated • Estimated in Pass 1 or Pass 2 • Average estimation sample distance <70 m • >= 8 samples • Added manual smoothing Inferred • Estimated in Pass 1 or Pass 2 or Pass 3 • Average estimation sample distance <100 m • >= 5 samples • Added manual smoothing Figure 14-19: Oblique Plan View at 1,010 m Elevation showing Model Average Sample Distance, Hole Collars and Traces

TECHNICAL REPORT ON THE MOUNT MILLIGAN MINE Effective Date: June 30, 2025 Page 14-16 Figure 14-20: Oblique Plan View at 1,010 m Elevation showing Smoothed Resource Classification 14.13 MINERAL RESOURCES STATEMENT CIM Definition Standard for Mineral Resources and Mineral Reserves (CIM, May 2014) define a Mineral Resource as: “[A] concentration or occurrence of solid material of economic interest in or on the Earth’s crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade or quality, continuity and other geological characteristics of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling.” The “reasonable prospects for eventual economic extraction” requirement generally imply that quantity and grade estimates meet certain extraction thresholds and that Mineral Resources are reported at an appropriate cut-off grade that takes into account extraction scenarios and processing recovery. The Mount Milligan mine has been in continuous operation for more than ten years; hence, the economic parameters used to establish “eventual” mineral extraction are well-informed. Centerra considers that the mineral resources at Mount Milligan are amenable for open pit extraction and used a pit optimizer to assist with determining which portions of the gold and copper resource show “reasonable prospect for eventual economic extraction” from an open pit and to assist with selecting reporting assumptions. The optimization assumptions are summarized in Table 14-21.

TECHNICAL REPORT ON THE MOUNT MILLIGAN MINE

Table 14-21: Conceptual Open Pit Optimization Assumptions

Block size (m)	Minimum pit bottom width (m)	Geotechnical slope angles (°)	Mining recovery (%)	Mining dilution (%)	Total ore mining cost ($/t)	Total processing costs ($/t)
15x15x15	30	27–41	100	0	2.98	11.24

Centerra considers that it is appropriate to report the Mineral Resources for Mount Milligan at a NSR cut-off value of $11.24/t. The NSR is supported by 10 years of production, various metallurgical studies, and recovery data. Input parameters for the NSR calculation include metal pricing and costs that determine at what cut-off is reasonable to cover all charges. The NSR parameters used for the 2025 resource are shown in Table 14-22.

Table 14-22: NSR Input Parameters

NSR input parameters	Units	Value used
Gold price	US$/oz	$2,100
Copper price	US$/lb	$4.00
Exchange rate	CA$:US$	1.33
Mining costs	CA$/t mined	$2.52
Mining sustaining capital	CA$/t mined	$0.46
Processing costs	CA$/t milled	$7.23
Process sustaining capital	CA$/t milled	$0.75
Downstream sustaining capital	CA$/t milled	$0.30
G&A cost	CA$/t milled	$2.96
Average Py:Cpy	ratio	8.7
NSR cut-off	CA$/t milled	$11.24

Mineral Resources were estimated in conformity with the generally accepted CIM Estimation of Mineral Resource and Mineral Reserve Best Practices Guidelines. The mineral resources may be affected by further infill and exploration drilling that may result in increases or decreases in subsequent resource estimates. The Mineral Resources may also be affected by subsequent assessments of mining, environmental, processing, permitting, taxation, socio-economic, and other factors. The Mineral Resource Statement for the Mount Milligan mine is presented in Table 14-23. The Effective Date of the Mineral Resource Statement is June 30, 2025.

Table 14-23: Mineral Resource Statement, Mount Milligan Mine, June 30, 2025

Class	Mass (kt)	Gold grade (g/t)	Copper grade (%)	Contained gold (koz)	Contained copper (Mlb)
Measured	363,982	0.28	0.17	3,309	1,378
Indicated	310,110	0.27	0.14	2,661	979
Measured + Indicated	**674,092**	**0.28**	**0.16**	**5,970**	**2,357**
Inferred	12,056	0.28	0.11	110	30

Notes:

- Mineral Resources are not Mineral Reserves and have not demonstrated economic viability. All figures have been rounded to reflect the relative accuracy of the estimates.
- Mineral Resources have been reported inclusive of Mineral Reserves. The Mineral Resources are reported based on a gold price of $2,100/oz, a copper price of $4.00/lb, and an exchange rate of 1US$:1.33CA$.

Effective Date: June 30, 2025

Page 14-17

TECHNICAL REPORT ON THE MOUNT MILLIGAN MINE

- The open pit Mineral Resources are constrained by a pit shell and are reported based on a NSR cut-off of US$8.45/t (CA$11.24/t) which takes into consideration metallurgical recoveries, concentrate grades, transportation costs, and smelter treatment charges to determine economic viability.
- Inferred Mineral Resources have a greater degree of uncertainty as to their existence and as to whether they can be mined economically. It cannot be assumed that all or part of the inferred mineral resources will ever be upgraded to a higher category.
- Mineral Reserves and Resources for the Mount Milligan property are presented on a 100% basis.
- Stockpiled quantity of 2.9 million tonnes of measured inventory excluded from the Mineral Resource Statement

14.14 GRADE SENSITIVITY ANALYSIS

Estimated Mineral Resources are sensitive to the selection of the reporting cut-off grade. To illustrate this sensitivity, the block model quantities and grade estimates within the pit used to constrain the Mineral Resources are presented in Table 14-24 for selected NSR values with these resource figures being inclusive of reserves and compared against the $11.24 value base case. The reader is cautioned that the figures presented in these tables should not be misconstrued as a Mineral Resource Statement. The figures are presented to show the sensitivity of the block model estimates to the selection of cut-off grade. Figure 14-21 and Figure 14-22 presents this sensitivity as grade and tonnage curves in relation to NSR values for gold and copper, respectively.

Table 14-24: Sensitivity of Measured and Indicated Material in Conceptual Resource Pit at Various NSR Values

VALPR cut-off ($/t)	Mass (kt)	Au (g/t)	Au (koz)	Cu (%)	Cu (Mlb)
12.24	628,226	0.29	5,782	0.16	2,281
11.99	638,853	0.28	5,827	0.16	2,299
11.74	650,530	0.28	5,874	0.16	2,319
11.49	661,465	0.28	5,919	0.16	2,337
11.24	**674,092**	**0.28**	**5,970**	**0.16**	**2,357**
10.99	686,529	0.27	6,020	0.16	2,377
10.74	700,225	0.27	6,072	0.16	2,398
10.49	713,344	0.27	6,121	0.15	2,418
10.24	727,985	0.26	6,175	0.15	2,440

Effective Date: June 30, 2025 Page 14-18

TECHNICAL REPORT ON THE MOUNT MILLIGAN MINE Effective Date: June 30, 2025 Page 14-19 Figure 14-21: Grade-Tonnage Curve for Gold in Conceptual Resource Pit

TECHNICAL REPORT ON THE MOUNT MILLIGAN MINE Effective Date: June 30, 2025 Page 14-20 Figure 14-22: Grade-Tonnage Curve for Copper in Conceptual Resource Pit 14.15 COMPARISON WITH PREVIOUS MINERAL RESOURCE STATEMENT Compared to the previous Technical Report (Centerra, 2021), Centerra added approximately 300 core drill holes to the database. Changes to economic and cost assumptions, as well as an improved understanding of the geology and the mineralization that influence the current mineral resource model, make a direct comparison to the previously disclosed Mineral Resource estimate difficult. Depletion due to mining is estimated to be 74 Mt since December 2021 and at the same time, extensions to the mineralization have been modelled primarily to the west and southwest of the deposit. Additionally, the Company has moved to reporting Mineral Resources inclusive of Reserves (previously exclusive), making any direct comparisons between published resources impossible.

TECHNICAL REPORT ON THE MOUNT MILLIGAN MINE Effective Date: June 30, 2025 Page 14-21 14.16 RISKS AND OTHER MATERIAL FACTORS 14.16.1 Geology and Fault Model Risks The geology of the Mount Milligan deposit is generally well-understood; however, certain aspects are more interpretative resulting in a certain amount of risk. Volumetrically small barren dikes that intruded into the mineralized sequence have been intersected in core and can be seen in pit walls. Failure to account for these dikes volumetrically may locally impact the volume of mineralized material and with that the estimated mineral inventory. This phenomenon can have locally significant impacts but are not considered material on a broader scale. The fault model includes a network of faults that have been identified within the deposit area. This network is represented as 2D planes, rather than 3D solids. Observations in the pit especially suggest that fault zones can be several metres to tens of metres wide. Any grade differences between rocks within a fault zone compared to those unaffected by faulting have not been captured in the mineral resource model. While global reconciliation suggests that there is no systemic bias, local uncertainty remains and may impact the accuracy of the local estimate. Furthermore, no strong kinematic indicators have been documented for the deposit area, resulting in unknown age relationships of the individual faults in the network. Since the faults define fault blocks, which act as domain boundaries, changes to the fault network have an impact on the estimation. During the model verification, a good visual agreement was found between the block grades and supporting data, thus suggesting that fault kinematics were interpreted correctly or that changes do not have an outsized impact on grade distribution. 14.16.2 Domaining and Estimation Risk The estimation relies heavily on the grade domains that separate lower from higher-grade material. The construction of the grade domains is subject to a number of modelling criteria chosen by Centerra. Changes to these criteria would ultimately increase or decrease the size of the domains and thus influence the volume of rocks subjected to unique estimation parameters, including capping values. However, benchmarking the global estimate against production data, combined with visual inspection of the block grades against informing data suggest that the estimate is a reasonable representation of the in-situ mineralization. Hence, Centerra considers the risk associated with the construction of grade domains not material. Changes to the vast number of parameters and settings used for estimation will have an impact on the estimated tonnes and grades. Extensive sensitivity investigations show that the estimate is generally insensitive to small parameter changes. While local changes may occur, globally the estimate is benchmarked well against production data, and thus the risk associated with the estimation is considered non-material.

TECHNICAL REPORT ON THE MOUNT MILLIGAN MINE Effective Date: June 30, 2025 Page 14-22 The mineral resources are reported using an NSR cut-off value; this approach is considered superior to a grade cut-off value for operating assets. However, the calculation of the NSR value requires a number of assumptions independent from the geological interpretation or the initial grade estimation. Errors to any one of the input parameters of the NSR calculation can have an impact on block values, thus potentially leading to erroneous classification of material as either “ore” or “waste”.

TECHNICAL REPORT ON THE MOUNT MILLIGAN MINE Effective Date: June 30, 2025 Page 15-1 15 MINERAL RESERVE ESTIMATES 15.1 SUMMARY The Mineral Reserves for the Mount Milligan Mine are based on the conversion of the Measured and Indicated Resources within the current mine plan. Modifying factors have been applied to convert some Measured Resources to Proven or Probable Reserves. Indicated Resources have been converted to Probable Reserves. One hundred and twenty million tonnes of Measured Resource were converted to the Probable category to account for the pending site investigations and permitting requirements associated with the construction of the second TSF. This conversion was made only on material that is expected to be processed after the current TSF reaches design capacity. Inferred Mineral Resources are treated as waste for the purpose of Mineral Reserve estimates. The QP has not identified any known legal, political, environmental, or other risks that would materially affect the potential development of the Mineral Reserves. 15.2 MINING METHOD AND MINING COSTS The Mount Milligan Mine is an open pit operation using conventional mining equipment. The mining process is owner operated. Contractor equipment is hired periodically to augment the owner’s fleet during the construction season of the current tailings dam which also doubles as the waste dump and may be employed temporarily as dictated by operational needs. All work is based on current mine operating plans generated by Mount Milligan and Centerra personnel. Cost estimates are based on actual operating costs over the prior three years and proposed budgets for the remaining mine life. Cost models were developed using mine plan physical quantities, simulations of equipment operating hours, haulage distances, labour and consumable commodities (fuel, tires, etc.). The current resource model, with Effective Date June 30, 2025, is used for all mine design work. Measured and Indicated Resources were used in the determination of reserves for the Mount Milligan Mine; all other blocks in the model were considered waste with zero grade. 15.2.1 Geotechnical Considerations Highwall slope angle criteria vary by geotechnical sectors and pit areas. Initial designs were based on recommendations of Knight Piésold (KP) provided in 2021. A geotechnical review of the LOM open pit design was then completed by KP and confirmed in their report July 11, 2025, entitled “2045 Life of Mine Plan - Preliminary Open Pit Slope Design”. The mine design was then updated and formed the basis of the reserves in this Technical Report.

TECHNICAL REPORT ON THE MOUNT MILLIGAN MINE Effective Date: June 30, 2025 Page 15-2 In general, the inter-ramp angles (IRAs) vary from 30° to 47° depending on pit area and wall orientation. This is mainly dependent on the geological domain and structural system in which the walls are located. Specific wall angles for each domain, as determined by the geotechnical consultants, are listed in Table 16-1. A larger catch berm or haul ramp is incorporated into the pit walls wherever the slope height exceeds 150 m. The various criteria have been loaded into the geologic model by lithological unit and geological domain for use in mine design and planning. The geotechnical criteria are applied to the pit optimization and pit design. The current pit has been operating using similar geotechnical criteria and is being monitored by detailed bench and tension crack mapping, surface displacement monitoring, VWPs, and two real-time slope radar monitoring systems. The remaining phases and pushbacks will follow similar recommendations and will be reviewed prior to being implemented. Further information on geotechnical parameters can be found in Item 16.2. 15.2.2 Economic Pit Shell Development The final pit designs are based on pit shells using the Hochbaum Pseudoflow algorithm and procedure in Datamine Studio NPV Scheduler. The parameters used for the pit shells are shown in Table 16-4. Pit shells were generated using various combinations of revenue factors of US$1,800/oz gold price and US$3.75/lb copper price. 15.2.3 Pit Design The detailed pit phase designs at Mount Milligan Mine are based on the optimized pit shells generated with the current resource model and the geotechnical parameters outlined in Table 16-4. Pit designs were developed for the MBX and Southern Star pit areas. The initial phases from 5 to 12 were designed for the purpose of access and blending material. The final phases, Phase 14 and Phase 15, use the RF 0.94 pit shell. Design sizing for ramps and working benches is based on the use of a CAT 7495 rope shovel and CAT 793 rigid frame dump trucks which are the largest units in the pit. The operating width of the truck is 8.3 m. This means double lane widths are 34 m (three times the operating width plus berm and ditch widths). Ramp uphill gradients are maximum 10% in the pit and maximum 10% uphill on the dump access roads. Working benches were designed for 60 m minimum on pushbacks, although some pushbacks work in a retreat manner to facilitate access. The LOM mine schedule is based on the mine topography at the end of June 30, 2025. The production schedule delivers 483.2 Mt of Proven and Probable ore grading 0.16% Cu and 0.28 g/t Au to the process

TECHNICAL REPORT ON THE MOUNT MILLIGAN MINE Effective Date: June 30, 2025 Page 15-3 plant over a design life of 20 years. The ore tonnage is composed of 190.3 Mt of Proven Reserves and 292.8 Mt of Probable Reserves, including Proven ore in the stockpile, as of the end of day June 30, 2025. Mined waste tonnage totals 478.2 Mt, which will be placed in the various waste rock management facilities. The overall strip ratio is 1:1 (waste:ore) tonnes mined. 15.3 MODIFYING FACTORS 15.3.1 Internal Cut-Off Grade The internal cut-off grade considers all operating costs (mining, processing, G&A and sustaining costs) and only includes the incremental ore mining and processing cost that exceeds the waste mining cost of that same block. If, after mining, the material can pay for downstream processing costs and other ore related costs, then it qualifies as ore. This ensures that all material mined from within the pit shell that provides a positive economic benefit from processing is considered as plant feed. The mill feed cut-off grade employed for the LOM plan is in-situ material with a NSR value per tonne greater than CA$11.24/t (processing, G&A and sustaining costs) and was calculated using the parameters in Table 16-4. 15.3.2 Dilution and Mining Recovery Monthly reconciliations are performed comparing model, ore control and processing performance. The monthly reconciliation data over the previous eight years (2018–2025, with 2025 being a partial year) is summarized by year in Table 15-1 below.

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TECHNICAL REPORT ON THE MOUNT MILLIGAN MINE

Table 15-1: Comparison of the Short Term Model and Mill Actuals Against the Long Term Model

	Long Term Model (LTM)					Short Term Model (STM)					Mill (Actual)				
Year	Tonnes	Cu (%)	Au (g/t)	lbs	oz	Tonnes	Cu (%)	Au (g/t)	lbs	oz	Tonnes	Cu (%)	Au (g/t)	lbs	oz
2018	13,720,239	0.20	0.75	60,984,574	330,160	13,395,382	0.19	0.68	57,472,615	292,445	13,539,855	0.20	0.71	60,938,718	308,401
2019	14,971,070	0.26	0.56	85,117,181	269,744	16,233,176	0.25	0.53	88,149,948	274,710	16,350,175	0.26	0.53	92,239,170	278,790
2020	16,056,144	0.28	0.45	99,845,852	231,885	19,746,055	0.25	0.42	110,425,389	264,611	20,066,490	0.25	0.41	112,701,243	263,914
2021	21,109,457	0.22	0.46	103,672,315	315,367	19,883,202	0.21	0.47	93,551,521	298,682	20,900,240	0.21	0.46	98,377,964	305,933
2022	19,656,724	0.21	0.42	90,686,771	263,951	19,959,178	0.21	0.43	91,042,448	276,818	21,348,240	0.20	0.42	94,728,709	289,698
2023	22,626,778	0.18	0.37	89,247,300	267,166	21,644,798	0.18	0.36	85,639,135	252,675	21,598,742	0.18	0.36	84,011,513	247,081
2024	21,519,127	0.18	0.42	85,182,362	290,570	21,183,578	0.16	0.39	77,006,876	267,925	21,463,258	0.16	0.40	76,965,934	273,504
2025*	10,613,937	0.19	0.43	44,049,956	145,506	15,278,501	0.15	0.37	52,133,103	110,761	13,856,867	0.15	0.35	46,570,026	156,847
Average	140,273,475	0.21	0.47	85,584,256	270,752	147,323,870	0.20	0.45	83,760,777	257,274	149,123,867	0.20	0.44	85,733,815	268,158
Overall relative difference (measured against LTM)						5%	-6%	-5%	-2%	-5%	6%	-5%	-6%	0%	-1%
Overall relative difference (measured against STM)											1%	0%	0%	2%	4%

* YTD cumulative to month-end August 2025

Effective Date: June 30, 2025 Page 15-1

TECHNICAL REPORT ON THE MOUNT MILLIGAN MINE Effective Date: June 30, 2025 Page 15-1 The results show that in the periods analyzed there is a small difference between the volumes of material sent to the mill between the Long Term modelling and production data. There is only a 1% difference noted in contained gold and 0% difference in contained copper with the long-term model being slightly higher in gold. Periodic variability in both copper and gold grades is observed which can be influenced by estimation parameters, the spatial characteristics of the deposit and the domains defined in the geologic model. This is considered a reasonable reconciliation and demonstrates that the Long Term models accurately predict contained metal values. Over the same period, the Short Term models (used for grade control) have demonstrated very good reconciliation with the mill, with only a 1% difference in tonnage. There is a 4% difference estimated in contained gold and 2% in contained copper, with the Short Term model slightly underestimating contained metal values. Dilution is included into the Short Term model when the grade control polygons are defined prior to mining, but the data indicate that this is not a significant source of dilution. The overall conclusion is that the Long Term modelling accurately estimates contained metal, however with slightly higher tonnages and lower grades ultimately being mined and sent to the mill for processing. The Short Term model data suggest that there are no significant sources of dilution or metal loss. The QP considers that the data indicate that the Long Term modelling, Short Term model and mill production data reconcile well over long periods despite some variability noted in some years which may be due to spatial factors that are encountered periodically. Dilution is included in the Long Term models where internal waste intervals are incorporated into a composite. The QP considers the averaging of grades into a block size of 15 m x 15 m x 15 m is sufficient to account for the impact of the selectivity of the mining equipment in diluting grade and accounting for mining recovery, therefore a dilution factor of 0% and a mining recovery of 100% is used. No dilution factor was included in the reserve estimate based on a review of historical reconciliation data. Reconciliation data indicate that long-term resource models, short-term ore control models and mill production data reconcile within acceptable ranges, and the differences in volumes, grades and contained metal are not material. There also does not appear to be significant dilution or ore loss due to individual waste blocks being incorporated into ore cut outlines and vice versa. 15.4 MINERAL RESERVES STATEMENT The reserves for the Mount Milligan Mine are based on the conversion of Measured and Indicated Resources within the current mine plan. Measured Resources are converted to Proven and Probable Reserves after the application of modifying factors, and Indicated Resources are converted directly to Probable Reserves. Cut-off grades for the reserves are based on a NSR cut-off value of CA$11.24/t.

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TECHNICAL REPORT ON THE MOUNT MILLIGAN MINE

This mineral reserve estimate is as of June 30, 2025. The Proven and Probable Mineral Reserves for the Mount Milligan Mine are shown in Table 15-2.

Table 15-2: Proven and Probable Reserves, Mount Milligan Mine

Mineral Reserve category	Tonnes (kt)	Gold (g/t)	Copper (%)	Contained gold (koz)	Contained copper (Mlb)
Proven	190,315	0.31	0.17	1,880	698
Probable	292,842	0.27	0.16	2,537	1,051
Total	**483,157**	**0.28**	**0.16**	**4,417**	**1,749**

Notes:

- CIM definitions were followed for Mineral Reserves estimation.
- Mount Milligan is an operating open pit mine and the LOM plan has been developed based on the Measured and Indicated Mineral Resource within the pit design based on a depleted topographic surface and resource model.
- Mineral Reserves are reported at a NSR cut-off value of $8.45/t (CA$11.24/t), with some marginal material included, using metal prices of $3.75/lb copper and $1,800/oz gold, and a US$/CA$ exchange rate of $1.00/CA$1.33.
- Figures may not sum precisely due to rounding.
- The Mineral Reserve estimate was prepared under the supervision of Christopher Richings, P.Eng., of Centerra Gold who is a Qualified Person as defined under NI 43-101.

No dilution factor was included in the reserve estimate based on a review of historical reconciliation data. Reconciliation data indicate that long-term resource models, short-term ore control models and mill production data reconcile within acceptable ranges, and the differences in volumes, grades and contained metal are not material. There also does not appear to be significant dilution or ore loss due to individual waste blocks being incorporated into ore cut outlines and vice versa. The QP considers the averaging of grades into a block size of 15 m x 15 m x 15 m is sufficient to account for the impact of the selectivity of the mining equipment in diluting grade and accounting for mining recovery, therefore a dilution factor of 0% and a mining recovery of 100% is used.

Effective Date: June 30, 2025 Page 15-2

TECHNICAL REPORT ON THE MOUNT MILLIGAN MINE Effective Date: June 30, 2025 Page 16-1 16 MINING METHODS 16.1 OVERVIEW Open pit mining is the mining method in use at Mount Milligan based on the size of the resource, grade tenor, grade distribution and proximity to topography. With current metal pricing levels, knowledge of the mineralization and previous mining activities, open pit mining remains the most reasonable approach for continued extraction of the mineralized resource. The current mine production drill fleet comprises two electric rotary blast hole drills (311 mm diameter), one diesel blast hole drill (222 mm diameter), and a smaller diesel blast hole drill (152–222 mm diameter) preparing blast holes on 15 m benches. Loading of blasted rock is completed with two 41 m3 electric rope shovels, one 22 m3 hydraulic excavator, and two 19 m3 front-end loaders. The haulage fleet comprises fifteen haul trucks of 229-t capacity and two 181-t capacity trucks. A typical fleet of support and ancillary equipment is employed, including track and rubber-tire dozers, graders, and a fleet of service vehicles. A fleet of articulated dump trucks are used in dam construction and project activities. The mine expansion fleet will include one additional electric rotary blast hole drill, one additional 31 m3 electric face shovel which will replace the hydraulic excavator, and five additional 229-t capacity haul trucks over the course of the LOM. Mount Milligan is an operating open pit mine and the LOM plan has been developed based on the Measured and Indicated Mineral Resource within the pit design based on a topographic surface and resource model. The Effective date of the Mineral Reserve is therefore June 30, 2025. The mine plan is developed using a series of phases or pushbacks in the Main (MBX) and Southern Star (SS) mining areas. A NSR value is used to determine the cut-off value for mill feed. The mill feed cut-off grade employed for the LOM plan is a value greater than CA$11.24 (processing, G&A and sustaining costs). The result of the mine plan and conversion of resources to reserves means the LOM plan will provide 483.2 Mt of Proven and Probable in-situ material at average grades of 0.28 g/t Au and 0.16% Cu to the process plant. Waste tonnages totalling 478.2 Mt will be mined in that period for an average strip ratio of 1:1. 16.2 GEOTECHNICAL PARAMETERS Pit slope angles vary by sector and pit area within the open pit and are based on recommendations by Knight Piésold (KP) provided in 2025 and confirmed in a memorandum, dated July 11, 2025, titled “2045 Life of Mine Plan - Preliminary Open Pit Slope Design”. Geotechnical design parameters are continuously evaluated and updated as mining progresses.

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TECHNICAL REPORT ON THE MOUNT MILLIGAN MINE

Geotechnical evaluations of the Mount Milligan mine had outlined six major geological domains:

- Overburden (Glacial Till)
- Oxide
- Monzonite Stock
- Volcanics (Andesite and Latite)
- Trachyte
- Post Mineralization Dyke.

The lithological and structural setting at the Mount Milligan deposit were simplified into the following three major geological systems:

Early easterly dipping volcanic formation, including the Andesite, Latite, Trachyte flow units, and lithology contacts and major faults (e.g. the Harris Fault in the MBX Pit, and the North-South Faults in the SS Pit).

Sub vertical to slightly westerly dipping Monzonite Intrusives, including the MBX intrusion and SS intrusion.

Late northeast to east trending extensional faults, including the Oliver Fault, Saddle Zone Fault, and Rainbow Fault in the MBX Pit and the East-West Fault in the SS Pit.

With this interpretation, potential structural features are likely to be exposed along the easterly and southerly facing West to North walls of the open pit designs.

Pit slope designs are based on double-benching 15 m high benches and consider haulage ramp positioning, safety berms and other geotechnical features required to maintain safe IRAs and overall slope angles. The respective pit slope design parameters that have been used are illustrated in Table 16-1. The geotechnical areas are shown in Figure 16-1.

Table 16-1: Pit Slope Design Parameters

Pit/Sector/Geology	IRA (°)	Face angle (°)	Bench height (m)	Berm width (m)
Overburden	30	60	15	17
Great Eastern Fault Zone	30	60	15	17
Oxide	42a	65	15	9.5
Latite Volcanics, Monzonite within MBX SE Sector	42b	60	30	16
Andesite/Latite Volcanics, Monzonite	47	65	30	14
Bedrock in the MBX Pit Northwest and West Wall, SS Pit Northwest Wall	45a	65	30/15	16/8
Bedrock with Major Fault Intersections (Fault Damage Zone) and Structurally Unfavourable Trachyte Volcanics in MBX SE Sector	45b	65	15	8

Effective Date: June 30, 2025 Page 16-2

TECHNICAL REPORT ON THE MOUNT MILLIGAN MINE Effective Date: June 30, 2025 Page 16-3 Slopes over a height of 150 m are to include a geotechnical berm. The geotechnical berm is to be a wider bench (step-out) or a haul road ramp incorporated into the pit wall. Figure 16-1: Geotechnical Domains Source: Knight Piésold 2025

TECHNICAL REPORT ON THE MOUNT MILLIGAN MINE Effective Date: June 30, 2025 Page 16-4 As part of the KP review of the LOM plan, the following recommendations were made: • Continue controlled wall blasting for both the interim and final pit walls • Slope depressurization will be required for the middle to lower pit walls at each major pushback (in-pit sumps, pumps and horizontal drains). A pit slope monitoring program has been implemented at the Mount Milligan Mine in a phased manner since 2013, which included detailed bench mapping and tension crack mapping, as well as a suitable combination of surface displacement monitoring (surface prisms and wireline extensometers) and VWPs. Since 2022, two real-time slope radar monitoring systems have been installed for the existing pit slope monitoring. These existing monitoring systems should be continued and expanded for the proposed LOM pit operations. The Mount Milligan Mine Open Pit Ground Control Management Plan (Centerra Gold, 2025) has been updated and a full-time pit geotechnical team has been established to be in charge of regular pit inspection, wall hazard mapping, slope monitoring, and ongoing geotechnical data collection and reporting work since 2024. The mine’s geotechnical team and KP, the pit geotechnical Engineer of Record (EoR), have established bi-weekly meetings to share the inspection and monitoring results in support of pit operations. At least two pit inspections have been made by qualified geotechnical engineers from KP every year over the past decade. The currently implemented pit inspection, monitoring, and management practices are expected to continue for the proposed LOM pit development, with ongoing refinements as necessary. The geotechnical and hydrogeological data collected from the 2023 and 2024 site investigation programs, historical geological and geotechnical database, and recently updated geological and fault models provide a baseline data for the geotechnical assessment. However, it should be noted that the currently available geotechnical database does not cover the entire area of the proposed LOM expansion pits. Some material properties and design parameters have been extrapolated and/or inferred from the existing database with a lower level of confidence. Therefore, the recommended pit slope design criteria are considered preliminary. Additional geological and geotechnical data collection are required to address the data gaps in the proposed pit expansion area. The pit slope design criteria should be updated to a Feasibility Study (FS) and/or operation level when higher confidence data becomes available prior to the execution of the pit expansion. Recommendations for ongoing data collection and geotechnical study include the following: • Integrating geotechnical data collection into the ongoing exploration drilling programs, to enhance the rock mass structural and strength database.

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TECHNICAL REPORT ON THE MOUNT MILLIGAN MINE

- Collecting additional rock core samples, including the Oxide unit, for laboratory direct shear and triaxial testing
- Installing additional VWPs in the expansion areas to assist pit hydrogeological model development
- Updating the lithology, alteration, and fault models within the expansion areas, to assist the refinement of the geotechnical model
- Consolidating the pit all performance records along with applied wall blasting, slope depressurization, and slope monitoring practices
- Upgrading the pit slope design criteria to FS and/or operation level prior to execution.

16.3 GEOLOGICAL MODEL IMPORTATION

The 2025 resource model was created by Centerra personnel in Leapfrog™, later converted to Datamine format.

Framework details of the open pit block model are provided in Table 16-2. The final open pit mining model item descriptions are shown in Table 16-3. Datamine Studio NPVS was used for pit optimization, using the Hochbaum Pseudoflow algorithm, and Hexagon MinePlan was used for pit design and mine scheduling.

Table 16-2: Open Pit Model Framework

Framework description	Open pit model (value)
X origin (m)	430,710
Y origin (m)	6,107,350
Z origin (m) (maximum)	500
Rotation (degrees clockwise)	0
Number of blocks in X direction	332
Number of blocks in Y direction	204
Number of blocks in Z direction	73
X block size (m)	15
Y block size (m)	15
Z block size (m)	15

Table 16-3: Open Pit Model Item Descriptions

Field name	Minimum	Maximum	Units	Comments
Fin_Ag_gpt	0	62.81	g/t	Silver grade
Fin_Au_gpt	0	4.28	g/t	Gold grade
AuRe2026	0	0.70	%	Gold recovery, see Item 16.5
Fin_Ca_pct	0	15.72	%	Calcium grade
Fin_Class	0	99	-	Resource classification by script
Fin_Cu_pct	0	0.90	%	Copper grade

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TECHNICAL REPORT ON THE MOUNT MILLIGAN MINE

Field name	Minimum	Maximum	Units	Comments
CuRe2026	0	0.93	%	Copper recovery, see Item 16.5
CPY	0	2.60	ppm	Chalcopyrite by script
Fin_Fe_pct	0	15.91	%	Iron grade
Fin_Hg_ppm	0	36.90	ppm	Mercury grade
Fin_Hg_ppm	0	36.90	ppm	Mercury grade
NPR*_est	0	47,015.6	-	Neutralizing potential ratio
TOPO	0	100	%	June 30, 2025 topography surface (LiDAR survey)
PY	0	22.22	ppm	Pyrite by script
ROCK	2	10	-	2=PAG (<1.4 NPR) (potentially Acid Generating) 3=LOWPAG (1.4-2 NPR) 4=NAG (>2 NPR) 7=S-Till Overburden 8=Common Overburden 10=Oxide
Fin_S_pct	0	11.92	%	Sulphur grade
Sg1_Altn_fix	2.36	2.87	-	Specific gravity
SLOPE	30	47	°	IRA Slope angle coded from script and solids for geotechnical domains
VALPT_1837	0	214.82	CA$/t	NSR Value per tonne reserve, US$1,800 gold and US$3.75 copper, by NSR script
VALPT_2140	0	249.13	CA$/t	NSR Value per tonne resource, US$2,100 gold and US$4.00 copper, by NSR script

16.4 DILUTION AND MINING RECOVERY

See Item 15.3.2 regarding inclusion of dilution and mining recovery in the reserve estimate and mine plan.

See Item 16.11 regarding additional details on dilution and grade control.

16.5 PROCESS RECOVERY

The process recovery for copper and gold is based on the formulas presented in Item 13.4. For the purpose of the long-term pit optimization, the concentrate grade was fixed at 20.5% and the concentrate grade modifier was removed from the equation, resulting in the following equations and constants for the copper and gold recovery:

The flotation retention time is calculated as:

$$time\ (h) = \frac{Cell\ vol\ (m3)}{\frac{TPOH}{density\ \left(\frac{t}{m3}\right) * \ sol\ (\%)} * \left(1 + air\ hold\ up\ (\%)\right)}$$

Effective Date: June 30, 2025 Page 16-6

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TECHNICAL REPORT ON THE MOUNT MILLIGAN MINE

Parameter values:

Variable	Value	Unit
Cell Volume	2,400	m^3
Density	1.29	t/m^3
% solids	35.7	%
Air hold-up	15	%

Abbreviations:

Abbreviation	Description	Unit
R	Recovery	%
$conc$	Concentrate grade	%
f	Feed grade	%
Py/Cpy	Pyrite to Chalcopyrite ratio	-
$time$		minutes
$TPOH$	Tonnes per operational hour	tph

The copper recovery model is shown below:

$$R_{Cu} = 100 * d * \frac{conc}{f} * \left[\frac{\left(f^y * a * e^{-b*\frac{Py}{Cpy}} \right)}{conc - f + f^y * a * e^{-b*\frac{Py}{Cpy}}} \right] * (1 - e^{-k_1*time})$$

With the following constants determined to be:

Constant	Value
a	1.635
b	0.0060
d	1.026
y	1.111
$k1$	0.199

Since copper recovery drives the plant performance, the gold recovery model was developed as a function of copper recovery:

$$R_{Au} = g * R_{Cu(short)}^{h} * e^{-j*\frac{Py}{Cpy}} * (1 - e^{-k_2*time})$$

Where:

$$R_{Cu(Short)} = 100 * d * \frac{conc}{f} * \left[\frac{\left(f^y * a * e^{-b*\frac{Py}{Cpy}} \right)}{conc - f + f^y * a * e^{-b*\frac{Py}{Cpy}}} \right]$$

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TECHNICAL REPORT ON THE MOUNT MILLIGAN MINE

With the following constants determined to be:

Constant	Value
g	0.808
h	0.491
j	0.010
$k2$	0.185

16.6 PIT SHELL DEVELOPMENT

The open pit ultimate size and phasing requirements were determined with various input parameters including estimates of the expected mining, processing, and G&A costs as well as metallurgical recoveries, pit slopes, and reasonable long-term metal price assumptions. The parameters were compared to historical values, current knowledge and reviewed with internal and external subject matter experts to select appropriate values. Mining costs are based on current costs at site and applied to future mining rates as projected in the LOM plan. Process and G&A costs were estimated in a similar manner.

The parameters used are shown in Table 16-4. The net value calculations are in Canadian dollars (CA$) unless otherwise noted. Costs and revenues are converted to Canadian dollars for use in pit shell determination where necessary. The mining cost estimates are based on the proposed updated equipment fleet with the estimated incremental hauls based on the optimized tailings designs, stockpile locations and waste haulage plans.

Table 16-4: Pit Shell Parameter Assumptions

Description	Units	Value
Resource model		
Block classification used	class	Measured + Indicated (M+I)
Block model height	m	15
Mining bench height	m	15
Metal prices		
Gold price	US$/oz	1800
Copper price	US$/lb	3.75
Metallurgical information		
Process tonnes per operating hour	tph	2,936
Recovery – Copper	% Formula	Variable See Item 16.5
Recovery – Gold	% Formula	Variable See Item 16.5
Mining cost		
Overburden mining	CA$/t mined	2.47
Mining	CA$/t mined	2.52
Mine sustaining capital	CA$/t mined	0.46

Effective Date: June 30, 2025 Page 16-8

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TECHNICAL REPORT ON THE MOUNT MILLIGAN MINE

Description	Units	Value
Incremental cost – above 1085 masl	CA$/t/15 m bench	0.0325
Incremental cost – below 1085 masl	CA$/t/15 m bench	0.065
Processing and G&A cost		
Processing cost	CA$/t mill feed	7.23
Processing sustaining capital	CA$/t mill feed	0.75
Downstream sustaining capital	CA$/t mill feed	0.30
G&A	CA$/t mill feed	2.96
Total process + G&A	**CA$/t mill feed**	**11.24**
Concentrate transport		
Moisture content	%	8
Transport charges	CA$/t conc (dry)	231.47
Transport losses	%	0.5
Selling – Copper concentrate		
Concentrate grade	%	20.5
Copper refining charge	CA$/lb payable metal	0.073
Smelting charge	CA$/t conc. (dry)	73.15
Copper payable	%	94.78
Selling – Gold		
Gold refining charge	CA$/oz payable metal	6.65
Gold payable	**%**	**97.50**
Other		
PYCPY ratio	-	8.7
Discount rate	%	5

The H.R.S. Resources Royalty, discussed in Item 4.3.1, and the Royal Gold Stream Agreement, discussed in Item 4.3.2, were not applied to the pit optimization, however, they are considered in the full economic analysis.

Wall slope parameters for pit optimization were based on the KP design criteria, as provided and discussed in Item 16.2. Solids were used to code the model slope item, then overall slopes were applied by area as shown in Table 16-5. These include the overall angle used with consideration for ramps.

Table 16-5: Pit Shell Slopes

Areas	Bench geometry				
	Design bench height (m)	Design face angle (°)	Design berm width (m)	Overall slope angle (°)	IRA (°)
Overburden and Oxide	15	60	17	27	30
MBX (East) – Intrusive, Volcanics	30	60	16	39	42
MBX (West) – Intrusive, Volcanics	30	65	16	36	45
Southern Star – Intrusive, Volcanics	15	65	8	41	45
Remaining MBX, SS – Intrusive, Volcanics with extra geotech berm	30	65	14	41	47

Effective Date: June 30, 2025
Page 16-9

TECHNICAL REPORT ON THE MOUNT MILLIGAN MINE Effective Date: June 30, 2025 Page 16-10 Nested Pseudoflow pit shells were generated to examine sensitivity to gold and copper prices with a target of $1,800/oz gold and $3.75/lb copper. This was to gain an understanding of the deposit and highlight potential opportunities in the design process to follow. The metal prices were varied by applying revenue factors of 0.10 to 1.10 at 0.01 increments, thus generating a set of nested pit shells. The resulting nested pit shells assist in visualizing natural breakpoints in the deposit and selecting shells to act as design guidance for phase design. The net profit before capital for each pit was calculated on an undiscounted basis for each pit shell using $1,800/oz gold and $3.75/lb copper. Mill feed material/waste tonnages and potential net profit were plotted against gold price and are displayed in Figure 16-2. A best-case and worst-case schedule, discounted cashflow analysis, and stripping ratio were performed to assist in determining the ultimate pit. In this analysis, a best-case and worst-case schedule is produced for each incremental pit shell, and a pre-capital NPV is calculated at an assigned discount rate. A “best-case” schedule represents the most improvement that can be made to NPV through phasing, with each incremental shell from the pit optimization mined in succession up to the shell for which the analysis is being conducted. By mining each shell in succession, the highest value material is mined first, and incrementally lower value material is mined with each incremental pit shell. Such a sequence is usually optimistic from an operational perspective, as the incremental pit shells from the pit optimization often do not have a mineable width between them and it would be impossible to achieve the required vertical advance rate. Thus, it is very unlikely that the best case can be achieved in practice. A “worst-case” schedule represents the NPV achieved if no phasing is used. In this case, material is mined from surface topography down, bench-by-bench, to the analyzed shell with no incremental phasing. This is the worst-case because no improvement is made to NPV through phasing, and it represents the floor of what should be possible for NPV improvement in phase design. In practice, phase designs are typically used to accelerate mining of higher value material earlier in the schedule, improving NPV above the worst-case level. For most open pit projects, phasing will achieve a pre-capital NPV somewhere between the best-case and worst-case level. For this reason, the average of best-case and worst-case NPV is often used to assist in pit selection. The histogram shown in Figure 162 shows the best case and worst case NPV and contained several “break points” in the pit shells. These were used as a guide for sequencing pit phase designs. With each incremental increase in the waste tonnage, and to a lesser degree the mill tonnage, the undiscounted net profit also increased. The “average” case NPV, at Revenue Factor (RF) 0.90, is in between the worst case, RF 0.82, and Best Case, RF 1.00. From the histogram below, after RF 0.90 there is a breakpoint from RF 0.94 to 0.95, where more waste has to be mined to achieve more marginal ore tonnes, therefore

TECHNICAL REPORT ON THE MOUNT MILLIGAN MINE

RF 0.94 was chosen to maximize ore tonnes and NPV while minimizing marginal ore that is found between RF 0.95 and RF 1.0. The ultimate pit shell selected by the Mine Planner represents the pit at RF 0.94. Limited potential pit value was available beyond this pit shell and did not justify another phase. This final pit shell was used to define the ultimate pit, for what would become Phase 14 and Phase 15.

Figure 16-2: Potential NPV vs Revenue Factor – RF 0.94 Selected


Total Tonnes
NPV $
Revenue Factor
Total Ore
Total Waste
Best Case NPV
Average NPV
Worst Case NPV

Figure prepared by Centerra, 2025

16.7 PIT DESIGNS

Pit designs for the current mine phases (5, 6, 7, 10, 11) were updated based on the new ultimate pit shell analysis and current operating and geotechnical conditions in the mine. New pit designs were created for the expansion pit phases (12, 14, 15). Mining has finished in Phase 9. The expansion phases were designed for the purpose of access, mining productivity (width) and maximizing NPV. The final phases, Phase 14 and 15, used the RF=0.94 pit shell.

Geotechnical parameters outlined in Table 16-1 and Table 16-5 were applied to pit designs.

Equipment sizing for ramps and working benches is based on the use of 229-t rigid-frame haul trucks. The operating width used for the truck is 8.3 m, resulting in double lane road widths that are 34 m (3 times the operating width plus berm and ditch). Ramp gradients are 10% in the pit.

The phase tonnages and grades of the final phases are shown in Table 16-6.

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Table 16-6: Final Design – Phases, Tonnages, and Grades

Phase	Mill feed (Mt)	Au (g/t)	Cu (%)	Gold concentrate (koz)	Copper concentrate (Mlb)	Waste rock (Mt)	Total mined (Mt)	Strip ratio
Phase 5B	62.4	0.35	0.17	706.3	238.6	41.2	103.6	0.7
Phase 6A	2.7	0.35	0.26	29.8	15.2	0.5	3.2	0.2
Phase 6B	9.7	0.33	0.20	101.8	42.0	9.5	19.2	1.0
Phase 7A	1.0	0.57	0.03	18.8	0.7	0.5	1.6	0.5
Phase 7B	10.0	0.58	0.03	186.8	7.2	7.3	17.3	0.7
Phase 7C	10.3	0.37	0.09	123.0	20.0	22.1	32.4	2.1
Phase 10	22.9	0.24	0.23	178.2	114.2	6.0	28.9	0.3
Phase 11	145.0	0.28	0.16	1,297.0	519.6	146.5	291.5	1.0
Phase 12	68.7	0.26	0.17	564.8	263.2	55.5	124.2	0.8
Phase 14	97.4	0.28	0.16	869.6	342.5	118.4	215.8	1.2
Phase 15	50.2	0.20	0.17	320.4	183.1	55.4	105.5	1.1
Total	**480.2**	**0.28**	**0.16**	**4,396.6**	**1,746.3**	**463.1**	**943.3**	**1.0**

The phase designs are described in further detail in the following subsections.

16.7.1 Phase 5B

The Phase 5B design relative to the final pit design is shown in Figure 16-3. The stripping of this phase starts as Phase 7A, 7B and 6A are mined out, and ties into the ramp system present from Phase 7A and Phase 7B. This phase bottoms at the 785 m above sea level (masl) bench.

Effective Date: June 30, 2025 Page 16-12

TECHNICAL REPORT ON THE MOUNT MILLIGAN MINE Effective Date: June 30, 2025 Page 16-13 Figure 16-3: Phase 5B Figure prepared by Centerra, 2025

TECHNICAL REPORT ON THE MOUNT MILLIGAN MINE Effective Date: June 30, 2025 Page 16-14 16.7.2 Phase 6A Phase 6A, like Phase 5B, is mined concurrently with Phases 7A and 7B. Phase 6A is a smaller intermediate phase that was developed to meet TSF #1 construction and plant feed blending requirements. Access is started on the northeast side and mines to the 1010 level. The Phase 6A design relative to the final pit design is shown in Figure 16-4. Figure 16-4: Phase 6A Figure prepared by Centerra, 2025

TECHNICAL REPORT ON THE MOUNT MILLIGAN MINE Effective Date: June 30, 2025 Page 16-15 16.7.3 Phase 6B Phase 6B starts after 6A, 7A and 7B are complete. This phase takes advantage of the ramp systems at depth developed from 7A and 7B. Access is started on the north side and pushes the pit to the northwest and mines to the 965 level. The Phase 6B design relative to the final pit design is shown in Figure 16-5. Figure 16-5: Phase 6B Figure prepared by Centerra, 2025

TECHNICAL REPORT ON THE MOUNT MILLIGAN MINE Effective Date: June 30, 2025 Page 16-16 16.7.4 Phase 7A Phase 7A mines in the high gold, low copper area of the pit. This phase helps tie in some access concerns that exist at present and expected in the future. This phase will bottom at the 920 masl elevation. The Phase 7A design relative to the final pit design is shown in Figure 16-6. Figure 16-6: Phase 7A Figure prepared by Centerra, 2025

TECHNICAL REPORT ON THE MOUNT MILLIGAN MINE Effective Date: June 30, 2025 Page 16-17 16.7.5 Phase 7B Phase 7B is designed to sort out access connections with MBX and Southern Star while continuing to provide high gold, low copper feed to the mill. It will tie into Phase 7A to provided continual pit access. This phase will merge with Phase 7A and push the pit bottom downwards from the 920 masl elevation to the 875 masl elevation. The Phase 7B design relative to the final pit design is shown in Figure 16-7. Figure 16-7: Phase 7B Figure prepared by Centerra, 2025

TECHNICAL REPORT ON THE MOUNT MILLIGAN MINE Effective Date: June 30, 2025 Page 16-18 16.7.6 Phase 7C Phase 7C ties in access to the MBX ramp system with Phase 7A and 7B. This phase was created to better define the boundary between Phase 5 and Phase 7, allowing for in-pit PAG dumping to start in the footprint of Phase 7 sooner. The final depth of the phase is the 860 masl elevation. The Phase 7C design relative to the final pit design is shown in Figure 16-8. Figure 16-8: Phase 7C Figure prepared by Centerra, 2025

TECHNICAL REPORT ON THE MOUNT MILLIGAN MINE Effective Date: June 30, 2025 Page 16-19 16.7.7 Phase 10 Phase 10 is mined to a depth of 950 masl and ties into the Phase 7B access. Once complete, this area is also available for in-pit deposition of temporary stockpile material while the Mineralized Waste Stockpile is being constructed. The Phase 10 pit design relative to the final pit design is shown in Figure 16-9. Figure 16-9: Phase 10 Figure prepared by Centerra, 2025

TECHNICAL REPORT ON THE MOUNT MILLIGAN MINE Effective Date: June 30, 2025 Page 16-20 16.7.8 Phase 11 Phase 11 mines to the 755 masl level matching the depth of Phase 5 in the centre north. This phase makes use of the Phase 6B access along the north end of the pit and the internal MBX pit access that exists the pit at Phase 7B and 7C. There are also ramp exit points into the western side of the pit and southern star, to improve haulage efficiency. The main access ramp in this phase helps break up the slope for geotechnical purposes. The Phase 11 design relative to the final pit design is shown in Figure 16-10. Figure 16-10: Phase 11 Figure prepared by Centerra, 2025

TECHNICAL REPORT ON THE MOUNT MILLIGAN MINE Effective Date: June 30, 2025 Page 16-21 16.7.9 Phase 12 Phase 12 is the southern extension of the Southern Star pit to the 920 masl level. This phase makes use of the internal MBX haul road, as well as a haul road to the south. The main access ramp in this phase helps break up the slope for geotechnical purposes. The Phase 12 design relative to the final pit design is shown in Figure 16-11. Figure 16-11: Phase 12 Figure prepared by Centerra, 2025

TECHNICAL REPORT ON THE MOUNT MILLIGAN MINE Effective Date: June 30, 2025 Page 16-22 16.7.10 Phase 14 Phase 14 is the final phase of the MBX pit, mining the bottom in the northwest corner to the 620 masl. This phase ties into the Phase 6 and Phase 15 ramps. The main access ramp in this phase helps break up the slope for geotechnical purposes. The Phase 14 design relative to the final pit design is shown in Figure 16-12. Figure 16-12: Phase 14 Figure prepared by Centerra, 2025

TECHNICAL REPORT ON THE MOUNT MILLIGAN MINE Effective Date: June 30, 2025 Page 16-23 16.7.11 Phase 15 Phase 15 is the final phase of the Southern Star pit, mining the bottom in the southwest corner to the 890 masl level. The main access ramp in this phase helps break up the slope for geotechnical purposes. This pit will be mined before Phase 14, so that waste from Phase 14 can be backfilled into the footprint of Phase 15. The Phase 15 design relative to the final pit design is shown in Figure 16-13. Figure 16-13: Phase 15 Figure prepared by Centerra, 2025

TECHNICAL REPORT ON THE MOUNT MILLIGAN MINE Effective Date: June 30, 2025 Page 16-24 16.8 WASTE ROCK STORAGE AND STOCKPILES Various rock types are present in the material mined within the final pit. Waste rock will be permanently stored in the TSFs, within in-pit waste rock storage facilities (WRSFs) when possible, and in ex-pit WRSFs. For clarity, WRSFs and stockpiles include the non-acid generating (NAG) WRSF located north of the pit, the marginal ore stockpile located east of the pit, the primary Levell ore stockpile located adjacent to the pit, the in-pit WRSF located within the open pit, and the TSF ore stockpile situated within the north cell of TSF #1. The TSF ore stockpile and the marginal ore stockpile will be processed near the end of operations. NAG waste rock and till from the open pit are used in the construction of the TSF dams. A total of 74 Mt of PAG material will be stored in TSF #1, 275 Mt PAG will be stored in the pit below the 1085 masl, and 74 Mt PAG will be stored above the 1085 during mining operations and then rehandled back into the pit below the 1085 masl at the end of the mine life. PAG storage beneath a final water level is to prevent oxidation. The TSF #1 ore stockpile will be constructed in the north cell of TSF #1 to temporarily store a maximum of 62 Mt of ore from years 2029 to 2041 prior to processing from 2042 to 2045. The ore stockpile will be constructed away from the TSF #1 embankments to maintain minimum factors of safety for stability of TSF #1. The Marginal Ore Stockpile will be constructed adjacent to the WSB to temporarily store a maximum of 16 Mt of ore from years 2026 to 2037 prior to processing from 2042 to 2045. The Levell Ore Stockpile, with a maximum capacity of 6 Mt, is currently the primary ore stockpile and will be used continually throughout the life of the mine. The stockpiles are used to manage various elements of the ROM feed to the mill each period and are scheduled based on the average grade of the stockpile each year. The waste rock storage and stockpile plan is discussed further in Item 18.4. 16.9 MINE SCHEDULE The 2025 LOM mine schedule considers pit mining from July 1, 2025 to 2042, and the processing of low-grade stockpiles from 2043 to 2045. The mine plan delivers 483.2 Mt of mill feed grading 0.28 g/t Au and 0.16% Cu. Waste rock tonnage from the phase designs totals 478.2 Mt of which 422.7 Mt is PAG material, 15.4 Mt is NAG and 40.2 Mt will be overburden/till. The LOM strip ratio is 1:1 (waste:ore). A stockpile balance of

TECHNICAL REPORT ON THE MOUNT MILLIGAN MINE Effective Date: June 30, 2025 Page 16-25 2.9 Mt at the end of June 2025 is included in the mine schedule in addition to the 480.2 Mt of ore from the pit phases. Peak mining rate will be reached in 2031 at 70 Mt. For the LOM, the annual mining rate averages 58 Mt. Figure 16-14 shows the annual mining rates and metal grades from the LOM plan. Figure 16-14: Ex-Pit Mining Schedule and Mined Grades The detailed planned mine schedule for H2 2025 onward is shown in Table 16-7 and Table 16-8. Figure 16-15: Annual tonnes mined by phase shows the tonnage mined by phase by year for the LOM plan. Figure 16-16, Figure 16-17, and Figure 16-18 show the mill feed type and grades and contained metal accordingly over the LOM. Table 16-10 displays a summary of the LOM pit resource classifications for the mill feed that are used in the LOM plan. The mine schedule assumes a maximum of 21.9 Mt/y of mineralized material will be sent to the process plant as feed up to 2028 and then, after the plant upgrade (see Item 17.1), a maximum of 24.2 Mt/y of mineralized material will be sent to the process plant. Scheduling guidelines were used to generate the LOM schedule. These parameters included: • Feed pyrite:chalcopyrite ratio: maximum of 12:1 • Mercury grade in concentrate: cannot exceed 14 ppm. 0.00 0.05 0.10 0.15 0.20 0.25 0.30 0.35 0.40 0.45 0 10 20 30 40 50 60 70 Grade g/t (Au), % (Cu) Mt Period Ore to Plant (Mt) Ore to Stockpile (Mt) Waste Rock (Mt) Gold Grade (g/t) Copper Grade (%)

TECHNICAL REPORT ON THE MOUNT MILLIGAN MINE Effective Date: June 30, 2025 Page 16-26 The pyrite to chalcopyrite ratio in mill feed is shown to exceed the maximum in 2028. This brief, predicted exceedance is expected to be within the guideline with development of more detailed operational schedule. According to the LOM schedule, maximum stockpile tonnage of approximately 83.4 Mt will be attained in 2041. The stockpile will be depleted from 2043 to 2045 following cessation of pit mining.

TECHNICAL REPORT ON THE MOUNT MILLIGAN MINE Effective Date: June 30, 2025 Page 16-27 Table 16-7: Mine Schedule (mining summary and processed material) Table 16-8: Mine Schedule (stockpile movement)

TECHNICAL REPORT ON THE MOUNT MILLIGAN MINE Effective Date: June 30, 2025 Page 16-28 Table 16-9: Annual Tonnes Mined by Phase – LOM Plan Figure 16-15: Annual Tonnes Mined by Phase Figure prepared by Centerra, 2025

TECHNICAL REPORT ON THE MOUNT MILLIGAN MINE Effective Date: June 30, 2025 Page 16-29 Figure 16-16: LOM Mill Feed Tonnes and Grade Figure prepared by Centerra, 2025 Note the plant feed grades for gold and copper differ from the feed grades mined due to the introduction of stockpiled materials to the plant feed. Figure 16-17: Process Feed Gold Grade and Contained Ounces Figure prepared by Centerra, 2025 centerra GOLD
TECHNICAL REPORT ON THE MOUNT MILLIGAN MINE

Figure 16-18: Process Feed Copper Grade and Contained Pounds


0.25
0.20
0.15
0.10
0.05
-
Copper Grade (%)
140
120
100
80
60
40
20
-
Contained Copper Pounds (Mlb)
2025H2 2026 2027 2028 2029 2030 2031 2032 2033 2034 2035 2036 2037 2038 2039 2040 2041 2042 2043 2044 2045
Contained Cu Pounds 37 78 90 72 101 89 98 106 80 82 99 115 123 84 93 103 103 62 47 45 42
Cu Head Grade 0.15 0.16 0.19 0.15 0.19 0.17 0.18 0.20 0.15 0.15 0.19 0.22 0.23 0.16 0.17 0.19 0.19 0.12 0.09 0.08 0.10
Year
Contained Cu Pounds
Cu Head Grade

Figure prepared by Centerra, 2025

Table 16-10: Reserve Summary as of June 30, 2025

Reserve class	Mill feed (Mt)	Grade		Contained metal	
		Au (g/t)	Cu (%)	Au (k oz)	Cu (Mlb)
Proven	190.3	0.31	0.17	1,880	698
Probable	292.8	0.27	0.16	2,537	1,051
Total	**483.2**	**0.28**	**0.16**	**4,417**	**1,749**

The mine schedule is described in detail below.

In the second half of 2025 (Year 2025H2) and 2026, Phase 6A is completed and the first cut is taken from Phase 6B. Phase 7A and 7B are completed, Phase 7C is starting to be stripped, and stripping continues in Phase 5B. The north borrow pit is started as a source of construction material for TSF #1 construction, including the TSF #1 buttress. Phase 7B and Phase 10 are the predominant sources of ore.

In 2027, mining is completed in Phase 10 to provide the next in-pit stockpile dumping area. Mining continues in Phase 6B and 7C, and ore is starting to be mined in Phase 5B. Additional TSF #1 construction material is mined from the north borrow pit. Phases 6B, 7C and 10 are the predominant sources of ore.

In Year 2028, Phase 6B and 7C are completed, enabling in-pit PAG storage to start in the footprint of Phase 7 in the second half of 2028. At this point in the mine life, the smaller, less productive phases are

Effective Date: June 30, 2025 Page 16-30

TECHNICAL REPORT ON THE MOUNT MILLIGAN MINE Effective Date: June 30, 2025 Page 16-31 now complete, enabling the mine to become more productive in 2029. Phase 5B is the predominant source of ore and the borrow source is used to provide construction material for TSF #1. From 2029–2030, Phase 5B is completed enabling space for additional in-pit PAG dumping, and stripping starts in Phase 11 and Phase 12 as these two phases become the primary source of ore. From 2031–2034, the highest mining rates are achieved as there are only two productive phases to manage and the in-pit dump in the footprint of Phase 5 and 7 reduces waste haulage distances. Phase 12 is completed in 2033, and a small amount of stripping is started in Phase 15. NAG and overburden material is stockpiled for use in TSF2 construction. TSF #1 construction is completed in this period. From 2035–2039, mining is completed in Phase 11 and Phase 15, and mining starts in Phase 14. Once mining has completed in Phase 15, PAG waste from Phase 11 and 14 is backfilled into the footprint of Phase 15 and is used as a shorter waste haul for the trucks. Once all mining activities are complete in the first half of 2042, lower-grade stockpiles will be fed into the plant from the second half of 2042 to 2045, and the PAG waste that was stacked above the 1,085 masl in the footprint of Phase 5 and Phase 7 will be rehandled back into the pit in the footprint of Phase 14 and 15. 16.10 MINING EQUIPMENT The drill fleet comprises two electric rotary blast hole drills (311 mm diameter), one diesel blast hole drill (222 mm), and a smaller diesel blast hole drill (152–222 mm), preparing blast holes on 15 m benches. The blast holes are designed as 15 m deep holes with an additional 1.25–1.50 m of subdrill. An additional electric rotary blast hole drill will be purchased in 2029 as the drilling requirements for the mine plan increase. The blast patterns include production, buffer, and pre-shear holes. Current blasting practice uses a 70/30 emulsion/ANFO blend in the blast holes with a design 0.33 kg/t powder factor. Ore and waste loading is completed with two CAT 7495 41 m3 electric rope shovels, one Komatsu PC4000 22 m3 hydraulic excavator and two CAT 994 19 m3 front-end loaders. In 2028, a CAT 6060 31 m3 electric face shovel is planned to be purchased (and commissioned in 2029) which will replace the Komatsu PC4000. The haulage fleet comprises fifteen CAT 793F haul trucks (229-t), two CAT 789C (181-t) trucks, and six CAT 740B articulated dump trucks. The articulated trucks are primarily employed for dam construction and project activities. Two CAT 793 haul trucks will be purchased in the second half of 2025, one additional CAT 793 haul truck will be purchased in 2026, and two more units will be purchased in 2032

TECHNICAL REPORT ON THE MOUNT MILLIGAN MINE Effective Date: June 30, 2025 Page 16-32 and 2033. The CAT 789C trucks will be retired in 2026 and replaced with two additional CAT 793 trucks. There will be a peak total of twenty 793 haul trucks from 2034. A typical fleet of support and ancillary equipment is present including six CAT D10T dozers, one CAT D8T and a CAT D6. Two CAT 834 rubber-tyre dozers assist with pit and road maintenance functions. The grader fleet comprises one CAT 14M, two CAT 16M, and two CAT 24M graders. An additional CAT 24M grader will be purchased in 2027. Watering of the roads for dust suppression is provided by two CAT 777F water trucks and one CAT 740B water truck. Additional support equipment, including lube and fuel trucks, compactors, and service trucks, are present at the mine. 16.11 GRADE CONTROL Grade control is conducted using blast hole drill cuttings. Every blast hole is sampled and assigned a unique sample number that corresponds to the blast hole ID. Samples are assayed for copper, gold, silver, sulfur, and iron. Final, as-built data for blast hole locations are imported into Hexagon MinePlan software from the fleet management system. Sample numbers are then entered into the acQuire blasthole database, where assay results are imported, once they have been received from the assay laboratory. Assay data are exported from the acQuire database into Hexagon MinePlan, where it is used to interpolate grades within the ore control block model. For waste material, Acid-Base Accounting (ABA) data are derived from composites created by grouping and analysing adjacent blast hole samples representing 20,000–30,000 tonnes of material. Composite IDs are flagged and submitted to the laboratory, where pulps from each blast hole within the composites are combined. ABA is assessed by calculating the Neutralization Potential (NP) to Acid Potential (AP) ratio, using the Modified Sobek Method. NP is measured by acid-base titration to assess the capacity of a sample to neutralize acid, and AP is derived from total sulfur content obtained via the S-Leco combustion method. Composites are also created to analyse for mercury in both ore and waste. The size of these composites depends on the location and mineralization that the mercury is contained within. The size of the composites ranges from 10,000 tonnes to 30,000 tonnes. The ABA and mercury data provided by the lab is imported into the acQuire blasthole database. It is then exported and uploaded to Hexagon MinePlan software, where the data are re-interpolated into the ore control block model. The production geologist uses the interpolated ore control block model in the Hexagon MinePlan software to create ore control polygons to delineate ore and waste zones. Polygons are designed using grade (copper, gold, mercury) and ABA data to optimize ore and material recovery. Each polygon is assigned an ore or waste material type and is then sent to the fleet management system, where the

TECHNICAL REPORT ON THE MOUNT MILLIGAN MINE Effective Date: June 30, 2025 Page 16-33 polygons are outlined and tracked. Polygons may be physically staked and flagged in the pit to provide visual field guidance for operations. For production patterns, the blast movement of ore control polygons is tracked using Hexagon Blast Movement Monitoring. Blast Movement Monitors (BMM) are placed in selected blast holes before blasting to measure how far the ore has shifted. The recorded movement vectors are measured using a detector on the post-blast heave. This is inputted and estimated using BMM software, where the ore control polygons are shifted accordingly. The adjusted polygons are loaded into the fleet management system.

TECHNICAL REPORT ON THE MOUNT MILLIGAN MINE Effective Date: June 30, 2025 Page 17-1 17 RECOVERY METHODS 17.1 SUMMARY The Mount Milligan process plant was originally designed to process ore at a nominal rate of 60,000 tpd, producing a marketable concentrate containing copper, gold, and silver. A secondary crushing circuit, installed in 2016, together with process plant optimization projects, increased the capacity to a nominal rate of 62,500 tpd. An upgrade to the grinding and flotation circuits in 2029 is intended to further increase the capacity to a rate of 66,300 tpd. Key process equipment the plant presently employs : • Primary crushing plant with a 1.524 m x 2.794 m (60 inches x 110 inches) gyratory crusher, powered by one 932 kW (1,250 Hp) motor • Secondary crushing plant with two standard cone crushers and secondary screen prior to the grinding circuit, one crusher is powered by a 746 kW (1,000 Hp) motor and one powered by a 932 kW (1,250 Hp) motor. • SAG/ball mill/pebble crusher grinding circuit: – One 12.19 m x 6.4 m SAG mill with one 23.5 megawatt (MW) gearless motor drive – Two 12.5 m x 7.3 m ball mills in parallel, each driven by two 6.5 MW (8,718 Hp) variable speed synchronous motors (26 MW total installed ball mill power), operated in closed circuit with two clusters of 10 x 33” hydrocyclones. – Two short head cone crushers, each powered by one 932 kW (1,250 Hp) motor. • Flotation circuits: – Rougher-scavenger flotation: two parallel trains of five 200 m3 tank cells – First cleaner flotation: three 35 m3 SFR cells and two 100 m3 tank cells – First cleaner scavenger flotation: five 100 m3 – Second cleaner flotation: four 30 m3 tank cells – Third cleaner flotation: two 30 m3 tank cells and one 4 m x 12 m flotation column. • Regrinding and gravity concentration circuits: – One 1,119 kW (1,500 Hp) vertical stirred mill (Tower Mill) operated in closed circuit with six 508 mm (20 inches) and two 381 mm (15 inches) hydrocyclones – Two 3,000 kW (4,020 Hp) horizontal stirred mills operated in closed circuit with twenty-six 254 mm (10 inches) hydrocyclones – One centrifugal gravity gold concentrator.

TECHNICAL REPORT ON THE MOUNT MILLIGAN MINE Effective Date: June 30, 2025 Page 17-2 • Dewatering and filtration: – One 12 m diameter high-rate thickener – One concentrate pressure filter. 17.2 PLANT DESIGN 17.2.1 Overview ROM ore is crushed to a top size of 150 mm. Up to 100% of the gyratory crusher product is diverted to the secondary crushing circuit by a moveable gate prior to being introduced into the SAG and ball mill circuits. A variable percentage of the ore, depending on hardness, is sent to the secondary crushing circuit targeting a size of 80% passing (P80) 60 mm, or finer, product. Oversize from the SAG discharge screens is recycled to the pebble crushing circuit, targeting a P80 of 12 mm, or finer, product. The design for the final feed to flotation from the ball mill circuit is a product size of P80 < 200 µm (0.2 mm). The rougher-scavenger flotation circuit produces a higher-grade rougher concentrate and a lower grade scavenger concentrate. These concentrates are separately reground in their respective regrind mills and upgraded in a conventional three-stage cleaner flotation circuit to produce a final flotation concentrate targeting approximately 20.5% copper, and 30–40 g/t of gold. Concentrate targets may be adjusted based on metal prices and smelter terms. Gravity recoverable gold (GRG) is scalped from the rougher concentrate stream using a centrifugal concentrator prior to the cleaning circuits. The recovered gold is sent directly to the final flotation concentrate thickener. Final flotation concentrate is thickened and stored in the stock tank prior to filtering. The concentrate is pressure-filtered to a targeted moisture content of 8.5%, stockpiled, and then trucked to the rail loadout facility in Mackenzie, British Columbia. The concentrate is then railed to North Vancouver, where it is loaded onto ships and sent to purchasers. The rougher-scavenger tailings, containing mostly non-sulphide gangue minerals, is stored in the TSF, while the cleaner scavenger tailings, containing most of the sulphide gangue minerals, is stored in a separate area within the TSF. The latter is kept in a lined pond and underwater to prevent acid generation from the oxidation of the sulphide minerals. The simplified process plant flowsheet is shown in Figure 17-1 in Item 17.2.2. 17.2.2 Process Flowsheet The simplified process plant flowsheet is shown in Figure 17-1. Equipment highlighted indicates process areas of necessary modifications to support the throughout increase to 66,300 tpd. All modifications are summarized in Table 17-1.

TECHNICAL REPORT ON THE MOUNT MILLIGAN MINE Effective Date: June 30, 2025 Page 17-3 Figure 17-1: Simplified Process Plant Flowsheet

centerragold
TECHNICAL REPORT ON THE MOUNT MILLIGAN MINE

Table 17-1: Proposed Processing Plant Equipment Modifications

Area	Description	Modifications
Grinding	Ball Mills	• Increase motor capacity to 7.5 MW (10,058 Hp) each, for a total installed ball mill power of 30 MW. • Change ball mill discharge type from an overflow discharge design to a grate discharge design. • Minor piping and internal parts changes to the downstream hydrocyclones due to ball mill discharge type change.
Flotation	Rougher Scalper Cells	• Addition of two SC-200 StackCells® , each with one 112 kW (150 Hp) motor • Piping associated with the addition of the rougher scalper cells

17.3 PROCESS PLANT DESCRIPTION

17.3.1 Crushing

The primary crusher facility is used to crush ROM ore at a nominal rate of 3,600 tph. The facility includes a 1.524 m x 2.794 m (60-inch x 110-inch) gyratory crusher which crushes the ore to a top size of 150 mm.

The originally installed coarse ore stockpile (COS) feed conveyor was split into two conveyors with a transfer station that allows the material to feed either the original COS feed conveyor or be diverted to a new conveyor that feeds the secondary crushing circuit. This split is adjustable and utilized to maintain SAG feed sizing and adjust for ore hardness variations.

The secondary crushing circuit includes an inclined double deck secondary vibrating screen) with all oversize material combined and conveyed to a surge stockpile. The screen oversize material is reclaimed from the surge stockpile by two reclaim feeders and transferred to two secondary crushers targeting 45 mm top size, or finer, product. The product of the secondary crushers is combined with the secondary screen undersize and transported by conveyor to the COS.

No modifications to the crusher circuit have been identified as required for the planned 2029 production increase, there is sufficient idle time available.

The COS has a live capacity of approximately 60,000 tonnes.

17.3.2 Grinding

The grinding circuit comprises a SAG mill, ball mills, and pebble crushers (SABC) designed to process ore at a nominal rate of 2,717 tph.

The discharge end of the SAG mill is equipped with 70 mm aperture grates to facilitate the removal of critical size material. The mill discharge is screened by two horizontal double deck vibrating screens with the oversize from both decks transferred to two pebble crushers targeting 12 mm P80 product. The oversize crushed product is conveyed back to the SAG mill feed conveyor. The SAG mill discharge vibrating screen undersize, screened on a bottom deck aperture of 12 mm, is pumped, from a shared

Effective Date: June 30, 2025 Page 17-4

TECHNICAL REPORT ON THE MOUNT MILLIGAN MINE Effective Date: June 30, 2025 Page 17-5 pump box, by two centrifugal pumps, each with a standby pump, one for each ball mill hydrocyclone cluster. The hydrocyclone underflow streams feed the ball mills by gravity, while the hydrocyclone overflow streams feed the rougher flotation circuit by gravity. Modifications will be made to the ball mills in 2029 to convert the current discharge type (overflow discharges) to grate discharges. This will allow for increased ball charge to support the increased plant throughput. Cyclone apex sizes will also increase to accommodate an increase in the ball mill circulating load with an increase in cyclone feed pressure to support a higher flow. Reagents, including slaked lime, a xanthate-based collector, and a dithiophosphinate-based promotor, can be added to the SAG mill feed chute, if necessary. Lime is used for pH control while the collector and promotor are bulk and selective collectors used in flotation, respectively. 17.3.3 Flotation The existing rougher-scavenger flotation circuit includes two trains of five 200 m3 flotation tank cells. Each train has two rougher and three scavenger flotation cells. Rougher and scavenger flotation is carried out at natural pH and a slurry density of 35–40% solids. PAX and A3409 are used as collectors while Polyfroth H28C is used as the frother. Upgrades planned for 2029 will introduce a rougher-scalper flotation circuit that includes two trains of one SC-200 StackCells®, with each cell having a volume of 65 m3 .. Test work performance indicates these two cells add an equivalent retention time capacity of 400 m3 and will bring the equivalent effective volume to 2,400 m3 with respect to kinetic recovery. Rougher and the scavenger concentrates are separately reground in their respective regrind circuits. The rougher concentrate is reground to P80 30–50 µm in the vertically stirred mill using steel ball media while the rougher-scavenger concentrate together with the first cleaner, second cleaner, and third cleaner flotation tailings are reground to P80 18–25 µm in the horizontal stirred mills using ceramic ball media. The rougher and scavenger concentrates account for an overall mass of approximately 10% of the mill feed. To recover coarse metallic gold particles, approximately 20% of the rougher concentrate regrind hydrocyclone underflow is diverted to a centrifugal gravity concentrator. The gravity concentrate is currently pumped directly to the copper concentrate thickener. Gravity concentrator tailings product is recycled to the regrind hydrocyclone, the underflow of which is split, as mentioned previously, between the centrifugal gravity concentrator and the vertical regrind mill for further regrinding.

TECHNICAL REPORT ON THE MOUNT MILLIGAN MINE Effective Date: June 30, 2025 Page 17-6 The reground concentrates undergo three stages of cleaning flotation to produce a final copper concentrate containing approximately 20.5% Cu and 30–40 g/t Au. The major equipment currently used in the cleaner flotation circuit includes: • Three 35 m3 SFR cells • Two 100 m3 first cleaner flotation tank cells • Four 30 m3 second cleaner flotation tank cells • Two 30 m3 third cleaner flotation tank cells • One 4 m x 12 m flotation column • Five 100 m3 cleaner-scavenger flotation tank cells. Three 35 m3 SFR cells were installed in May of 2022 to expand the cleaner flotation circuit capacity. These flotation cells recover approximately 62% of the copper concentrate, at target grade or better, directly into the dewatering circuit, alleviating not only the existing cleaner flotation circuit of additional capacity, but also reducing the load on the overall rougher and rougher-scavenger cleaner flotation and regrind circuits. The reground rougher concentrate is cleaned in the first cleaner flotation cells with the concentrate pumped to the second cleaner circuit. The second cleaner flotation concentrate is cleaned in a third cleaner column. The concentrate from the third cleaner column, which is the final concentrate, is pumped to the concentrate thickener. The third cleaner column tailings are recycled to the second cleaner tank cells as a scavenging circuit. The tailings from the first, second, and third cleaner circuits are combined and pumped to the rougher-scavenger concentrate regrind circuit. The reground scavenger concentrate together with the combined cleaner tailings are cleaned in the cleaner-scavenger flotation cells. The concentrate from these cells is pumped to the first cleaner bank while the tailings are pumped to the TSF, where sulphide cleaner tailings are kept submerged to prevent oxidation of the sulphide minerals and the release of acid. While there is a planned throughput increase associated with the ball mill motor increase, and the addition of the StackCells® improving overall recovery, there is also a slight decrease in mill feed head grade. The net effect is a negligible impact on the rougher to cleaner mass pull. No negative impact on the cleaner circuit performance is expected. The predicted rougher mass pull is within the ranges already encountered by the operation. Reagents used in the rougher flotation circuit are also added to the cleaner flotation stages, at significantly lower dosages. Slaked lime is used to maintain the optimum pH in the cleaning circuit. For optimum pyrite rejection, the pH is maintained at approximately 11.3 in the cleaner circuit.

TECHNICAL REPORT ON THE MOUNT MILLIGAN MINE Effective Date: June 30, 2025 Page 17-7 17.3.4 Thickening and Dewatering The final flotation concentrate is thickened to 60–65% solids in a 12 m diameter high-rate thickener. The thickener underflow is pumped to the concentrate stock tank and fed to a 96 m2 pressure filter. The filtered concentrate, containing approximately 8.5% moisture, is conveyed to the concentrate storage shed. The concentrate is transported by truck to a rail loadout facility located in Mackenzie, British Columbia. The concentrate is then railed to North Vancouver where it is loaded onto ships and sent to purchasers. As noted above, the total concentrate production is not expected to exceed current production values due to the decrease in the average copper feed grade. 17.3.5 Tailings Two tailings streams, the rougher-scavenger tailings and the cleaner-scavenger tailings, are deposited and stored in separate tailings storage areas within the TSF. The tailings pond supernatant is recycled to the process plant for re-use. From 2013 to 2022, rougher-scavenger tailings flows were gravity-flowing to the TSF. A rougher tailings pump station was installed in May 2022 to aid the transportation of the rougher-scavenger tailings. Cleaner tailings are pumped to the cleaner TSF. No modifications to the tailings deposition systems have been identified are required to support the planned 2029 throughput increase. Tailings embankment construction and management is further detailed in Item 18. 17.3.6 Reagents The reagent preparation and storage facility is located within a spill containment area within the process plant building, designed to accommodate 110% of the content of the largest tank. The storage tanks and reagent systems are equipped with instrumentation and systems to enhance safety and control. The collectors include a selective gold collector containing 30–40% sodium diisobutyldithiophosphinate supplied by bulk tanker deliveries, and a solid-type collector which is shipped to the mine site in supersacks and mixed on site. Polyfroth H28C is used as the frother and is shipped as liquid in bulk tankers. Flocculant, added to the thickener, is used for dewatering and is prepared in a wetting and mixing system. Quick lime, used for pH control, is delivered by bulk tanker trucks and prepared in a slaking system to produce a slaked lime slurry of 20% solids and distributed throughout the process plant. New reagents are occasionally tested to enhance metal recovery and concentrate grading. These reagents are handled in accordance with applicable regulatory and safety requirements. An independent solids dissolution and delivery system is installed for the purpose of reagent testing and trial.

TECHNICAL REPORT ON THE MOUNT MILLIGAN MINE Effective Date: June 30, 2025 Page 17-8 No modifications to the reagent mix area have been identified as required to support the 2029 throughput increase. 17.3.7 Assay and Metallurgical Laboratory The onsite assay laboratory is equipped with necessary analytical instruments to provide all routine assays for the mine, the process plant, and the environment department. The most important of these instruments includes: • Atomic absorption spectrophotometers • ICP-OES • Mercury analyser • Automatic titrator • Fire assay furnaces • Leco furnace. The metallurgical laboratory has equipment to conduct most necessary test work to monitor metallurgical performance and to improve the process flowsheet and efficiency. 17.3.8 Site Water and Air Two separate water supply systems for fresh water and process water are provided to support the operation. Fresh and potable water is supplied to storage tanks from three groundwater wells, located approximately 1 km south of the plant site. Fresh water is used primarily for the following: • Firewater for emergency use • Reagent preparation • Dust suppression • Potable water supply (treated by chlorination and ultraviolet lamps). The fresh-water tank, by design, is always full and provides at least 2 hours of firewater pumping volume in case of an emergency. No consequential changes to this system are expected as a result of the planned 2029 throughput increase. Process water consists of primarily reclaim water from the TSF, the copper concentrate thickener overflow, fresh makeup water from the Philip Lake and Meadows Creek pump stations, and water from the mine dewatering wells. Most of the water streams are pumped into the process water storage tanks except the thickener overflow which is recycled internal to the process plant. There are four barge

TECHNICAL REPORT ON THE MOUNT MILLIGAN MINE Effective Date: June 30, 2025 Page 17-9 reclaim pumps where two only are normally required to maintain plant operations. No changes to the system have been identified as required for the planned 2029 throughput increase. As the tailings dam elevation has increased, the pump head has decreased and thus provided additional system capacity. Separate air service systems supply air to flotation, filtration, crushing and general plant services. 17.3.9 Power Consumption The 2024 total site power consumption was 637,913 MWh. Just under 80% of the electrical power for the operation is consumed by the plant comminution circuits. The mechanical equipment modifications outlined in Table 17-1 dictate that the following changes be made to existing electrical equipment in 2029. • Four brushless synchronous motors, two for each ball mill, upgraded from 6.5 MW to 7.5 MW. • One new 19 m x 4.75 m x 3.6 m (length x width x height) electrical room to support the upgraded ball mill motors. The electrical room shall include: – Two advanced functions cabinets – One 480-208/ 120 V 45 kVA dry-type transformer – One 120/ 208 V lighting distribution panel – One HVAC distribution board – One HVAC control panel – One fire alarm panel – One lighting control panel – Four HVAC units. • Two new 17.020 m x 1.069 m x 2.322 m (length x width x height) frequency converters to support the upgraded ball mill motors. The new rougher-scalper flotation equipment will consume a total 223 kW (300 Hp), or 112 kW (150 Hp) per cell. Table 17-2 breaks down power consumption by area for 2024.

TECHNICAL REPORT ON THE MOUNT MILLIGAN MINE Effective Date: June 30, 2025 Page 17-10 Table 17-2: 2024 Power Consumption (by area) 17.4 PROCESS CONTROL AND INSTRUMENTATION The plant control system consists of a Distributed Control System (DCS) with PC-based Operator Interface Stations (OIS) located in two separate control rooms: one in the primary crusher station and one in the main administration building, alongside the mine dispatch centre. The plant control rooms are staffed by trained personnel 24 hours per day. No significant changes or upgrades are envisaged for the PCS as a result of the ball mill power increase or the stack cell additions.

TECHNICAL REPORT ON THE MOUNT MILLIGAN MINE Effective Date: June 30, 2025 Page 18-1 18 PROJECT INFRASTRUCTURE The infrastructure at Mount Milligan Mine currently includes a concentrator, a TSF and associated water management ponds and structures, as described elsewhere in this report, an administrative building and change house, a workshop/warehouse, a permanent operations residence, a first aid station, an emergency vehicle storage, a laboratory, and sewage and water treatment facilities. The power supply is provided by B.C. Hydro via a 91 km hydroelectric powerline. Concentrate is transported by truck from the mine to Mackenzie, transferred onto railcars of the Canadian National Railway, railed to existing port storage facilities of Vancouver Wharves in North Vancouver, and loaded as lots into bulk ore carriers. Concentrate is then shipped to customers via ocean transport. 18.1 TAILINGS STORAGE 18.1.1 Tailings Storage Facility #1 The current operating TSF (TSF #1) at the Mount Milligan Mine is designed to store tailings solids and Potentially Acid Generating (PAG) and oxide/weathered waste rock materials in designated areas. Construction of the TSF and ancillary facilities commenced in December 2010 and was substantially completed in July 2013 to allow for operations to discharge tailings into the impoundment. Since 2013, TSF #1 has been raised annually corresponding to material availability from the open pit and the projected rate of rise of stored tailings solids. The Stage 11 dam raise, to crest elevation of 1,091 masl is planned for 2025. The TSF #1 embankment is constructed using local borrow materials as well as open pit overburden and Non-Acid Generating (NAG) waste rock materials. The embankments are zoned earthfill structures, comprising a low permeability glacial till core zone, appropriate filter, and transition zones to mitigate piping of the core zone material. The TSF #1 embankment core zone is keyed into the low permeability glacial till foundation to limit seepage from the facility. The TSF #1 comprises two dams: the Main Embankment and the West Separator Berm (WSB). The Main Embankment is subdivided into segments designated as South, Southeast, Northeast, and North Dam. The South Dam is situated across the King Richard Creek valley; the Southeast/Northeast Dams are along the eastern plateau towards the Esker Lakes; the North Dam is constructed through the esker deposit. The WSB is constructed along the western edge of the impoundment providing containment between the TSF and the open pit. The WSB has been extended to the north and south to connect to the Main Embankment creating a continuous ring impoundment. The current BC Ministry of Mining and Critical Minerals (MCM) Mines Act Permit (M-236) allows construction of TSF #1 to a maximum crest elevation of 1,095 masl. In 2025, Centerra-TCM submitted a joint Environmental Management Act/ Mines Act/ Environmental Assessment Act (MA/EMA/EAA)

TECHNICAL REPORT ON THE MOUNT MILLIGAN MINE Effective Date: June 30, 2025 Page 18-2 permit and certificate amendment application which includes additional embankment raises to an ultimate crest elevation of 1,121 masl through 2035. At the proposed final crest elevation of 1,121 masl, the maximum embankment height will be approximately 100 m at the South Dam across King Richard Creek valley. General arrangement and typical embankment cross section views of TSF #1 are shown on Figure 18-1 and Figure 18-2. At closure, the TSF #1 tailings pond will be managed passively by discharge via a spillway on the west side of the facility which will direct collected rainfall and runoff to the open pit. Placement of a 20 cm cover of organic material or topsoil will be used to promote natural revegetation on the accessible portion of the tailings and embankment surface. A summary of the phased TSF #1 construction material requirements is shown in Table 18-1. Table 18-1: TSF #1 Embankment Staging and Construction Material Summary 2024 2025 2026 2027 2028 2029 2030 2031 2032 2033 2034 2035 Dam crest elevation (m) 1,088 1,091 1,095 1,100 1,104 1,108 1,112 1,116 1,119 1,121 1,121 1,121 U/S Zone C (Mm3) 0.76 0.55 0.68 1.34 1.57 1.46 1.46 1.45 1.05 0.00 0.00 0.00 D/S Zone C (Mm3) 1.65 1.11 1.29 1.34 0.87 0.69 0.50 0.32 0.12 0.00 0.00 0.00 Zone S (Mm3) 0.37 0.29 0.39 0.30 0.24 0.24 0.24 0.24 0.18 0.28 0.00 0.00 Zone F/T (Mm3) 0.15 0.12 0.16 0.20 0.16 0.16 0.16 0.16 0.12 0.00 0.00 0.00 Buttress Zone C (Mm3) 0.00 0.00 2.77 3.00 0.00 1.37 0.00 0.00 0.00 0.00 0.00 0.00 Total (Mm3) 2.92 2.07 5.28 6.17 2.84 3.92 2.36 2.17 1.46 0.28 0.00 0.00

TECHNICAL REPORT ON THE MOUNT MILLIGAN MINE Effective Date: June 30, 2025 Page 18-3 Figure 18-1: TSF #1 General Arrangement Source: Knight Piésold, 2025

TECHNICAL REPORT ON THE MOUNT MILLIGAN MINE Effective Date: June 30, 2025 Page 18-4 Figure 18-2: TSF #1 Main Embankment Section Source: Knight Piésold, 2025

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18.1.2 Tailings Storage Facility #2

A second proposed TSF (TSF #2) at the Mount Milligan Mine, located immediately north of TSF #1, is designed to store an additional 262 Mt (11.5 years) of tailings and 40 Mt of PAG and oxide/weathered waste rock materials in designated areas. Construction of the TSF #2 starter embankment and ancillary facilities is expected to commence in 2032 and be substantially completed in 2034 to allow for operations to discharge tailings into the impoundment.

The TSF #2 starter embankment will be a zoned earthfill structure, comprising a low permeability glacial till core zone, appropriate filter, and transition zones to mitigate piping of the core zone material. The TSF #2 starter embankment will be constructed using local borrow as well as overburden and NAG waste rock materials from the open pit. Subsequent raises will be constructed from compacted cyclone sand generated from the scavenger tailings stream using hydro-cyclones. The maximum embankment height will be approximately 67 m from the crest to the lowest point at the toe. General arrangement and typical embankment cross section views for TSF #2 are shown on Figure 18-3 and Figure 18-4.

Figure 18-3: TSF #2 General Arrangement


SEEPAGE COLLECTION DITCH
SCAVENGER TAILINGS AND
CYCLONE OVERFLOW TAILINGS
SEEPAGE COLLECTION AND
RECYCLE PONDS
CLEANER TAILINGS
RECLAIM BARGE
SUPERNATANT POND
PAG DEPOSITION AREA
NAG STOCKPILE
TSF #1

Effective Date: June 30, 2025
Page 18-5

TECHNICAL REPORT ON THE MOUNT MILLIGAN MINE Effective Date: June 30, 2025 Page 18-6 Figure 18-4: TSF #2 Embankment Section

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At closure, the TSF #2 supernatant pond will be managed passively by discharge via a spillway located on the north abutment. The seasonal supernatant pond is intended to recharge the cleaner tailings to ensure sufficient degree of saturation. Placement of organic material or topsoil will promote natural revegetation on the accessible portion of the tailings and embankment surface.

A summary of the phased TSF #2 construction material requirements is shown in Table 18-2.

Table 18-2: TSF #2 Embankment Staging and Construction Material Summary (Mm³)

Phase	**1**	**2**	**3**	**4**
Year	2034	2038	2042	2045
Dam crest elevation (m)	1,021	1,029	1,041	1,047
Zone C	4.2	-	-	-
Zone F	0.5	-	-	-
Zone S	4.3	-	-	-
Zone T	0.3	-	-	-
Underflow Cyclone Sand	-	5.8	9.0	3.8
Total (Mm³)	**9.3**	**5.8**	**9.0**	**3.8**

18.1.3 TSF Deposition Schedule

The material storage summary illustrating the stored quantities in each TSF is shown in Table 18-3 (design basis may differ from mine production plan).

Table 18-3: Material Storage Summary

Year	**TSF 1**				**TSF 2**		
	Scavenger tailings (Mt)	**Cleaner tailings (Mt)**	**PAG/Oxide (Mt)**	**TSF ore stockpiled (Mt)**	**Scavenger tailings (Mt)**	**Cleaner tailings (Mt)**	**PAG/Oxide (Mt)**
2024	19.7	2.2	15.8				
2025	19.7	2.2	11.2				
2026	19.7	2.2	17.6				
2027	19.7	2.2	26.1				
2028	19.7	2.2	18.1				
2029	19.3	2.1	2.0	7.5			
2030	21.8	2.4	2.0	11.8			
2031	21.8	2.4	2.0	5.0			
2032	21.8	2.4	2.0	8.4			
2033	21.8	2.4	1.5	4.9			
2034	10.9			4.4	10.9	2.4	
2035				3.8	21.8	2.4	
2036				3.1	21.8	2.4	
2037				5.1	21.8	2.4	
2038				6.9	21.8	2.4	
2039				6.4	21.8	2.4	10.0
2040				5.6	21.8	2.4	10.0

Effective Date: June 30, 2025 Page 18-7

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Year	TSF 1				TSF 2		
	Scavenger tailings (Mt)	Cleaner tailings (Mt)	PAG/Oxide (Mt)	TSF ore stockpiled (Mt)	Scavenger tailings (Mt)	Cleaner tailings (Mt)	PAG/Oxide (Mt)
2041				3.4	21.8	2.4	10.0
2042				2.7	21.8	2.4	10.0
2043				0.3	21.8		
2044					21.8		
2045	10.1				11.7		
2046	7.0						
Total	**232.9**	**22.8**	**98.4**	**79.3**	**240.4**	**21.8**	**40.0**

Scavenger tailings are discharged into TSF #1 from pipelines along the embankment crest. Cleaner tailings are discharged from a separate pipeline into the cleaner tailings cell. The coarse scavenger tailings fraction settles rapidly and accumulates closer to the discharge points, forming a gentle beach. Finer scavenger tailings particles settle at a flatter slope adjacent to and beneath the supernatant pond. Beaches are developed to control the location of the supernatant pond. Between 2029 and 2043, the northern portion of TSF #1 will be used to stockpile surplus ore above El. 1114 masl. This material will later be processed and its tailings deposited within TSF #2. Towards the end of the mine life, the northern portion of TSF #1, comprised predominately of exposed PAG, and the cleaner cell will be capped with scavenger tailings to limit oxygen ingress.

Scavenger tailings will be conveyed to the TSF #2 embankment from the plant site via pipeline. During the winter months, scavenger tailings will be deposited directly into TSF #2 from spigots located along the embankment crest. During the remaining months of the year, scavenger tailings will be fed into hydro-cyclones located on the embankment crest to separate the tailings stream coarse fraction (sand, underflow) from the fine fraction (fines, overflow). The overflow will be discharged into impoundment and sand underflow will be deposited onto the embankment crest and downstream shell where it will be compacted to form the embankment. The impounded tailings are expected to form a gentle beach as the tailings solids settle out of the tailings slurry. The beach will be developed to control the location of the supernatant pond to saturate of the cleaner tailings and manage the operational water volume. The supernatant pond will be maintained away from the embankments to reduce seepage and ensure reclaimed water is clear and accessible for reuse in the process plant.

Cleaner tailings will be discharged from a separate pipeline into the centre of TSF #2. The cleaner tailings will be located on a low permeability glacial till foundation material to limit seepage through the foundation. Cleaner tailings deposition will shift to the open pit in year 2043 for the last three years of operation so that a cap of scavenger tailings can be placed over the cleaner tailings to limit oxygen ingress. The cleaner tailings discharged to the open pit for years 2043 to 2045 will be submerged by the pit lake at closure.

Effective Date: June 30, 2025 Page 18-8

TECHNICAL REPORT ON THE MOUNT MILLIGAN MINE Effective Date: June 30, 2025 Page 18-9 The summary above in Table 18-3 includes an estimated 40 Mt of PAG and oxide/weathered waste rock is shown to be stored in a designated area within the TSF #2 as part of the design criteria. These materials will be inundated by scavenger tailings from years 2043 to 2045 to limit oxygen ingress. 18.2 WATER MANAGEMENT The Mount Milligan Mine site was designed to prevent direct discharge of surface contact water from the mine and associated infrastructure to the receiving environment during operations. Natural topography and water management structures including runoff and seepage collection ditches will collect and convey contact water to seepage collection and recycle ponds for recycling back to the TSFs. External water inputs to the site, within the site catchment, such as precipitation and runoff, will be managed within the site and recycled for operational use where feasible. Water required for ore processing will be supplied from the TSFs via the reclaim barge. A maximum permitted volume of 10 Mm3 of water will be maintained within the operational TSF to support mill operations. Contingency for an additional 5 Mm3 and 14.2 Mm3 has been incorporated into the design of TSF #1 and TSF #2, respectively, to provide adequate storage for the inflow design flood (IDF) without discharge during operations. The annual water demand for operation is between 4 Mm3 and 10 Mm3 , which is a function of the ore processing rate, waste rock generation rate, tailings and evaporative losses and climatic conditions. The water management plan is to minimize the use of external make-up water through: • Maximizing capture of precipitation and runoff within the mine footprint and directing the captured water to the TSF • Maximizing capture of seepage collection and recycling to the TSF • Efficient management of process water. Several ongoing studies and monitoring activities are focused on characterizing and mitigating surficial and subsurface seepage pathways to the extent possible. 18.3 EXTERNAL WATER SUPPLY The Mine requires approximately 4–10 Mm3 of makeup water per year to meet its operational requirements. Makeup water is currently sourced from surface and groundwater sources; including Rainbow Creek, Philip Lake 1, Lower Rainbow Valley Well Field, Philip Lake aquifer Well Field, and Meadows Well Field sources are included in the current application for permit amendment for the 2035 Life-of-Mine to extend permit expiry dates out to 2035. Table 18-4 below includes the key details of the authorized external water sources.

TECHNICAL REPORT ON THE MOUNT MILLIGAN MINE Effective Date: June 30, 2025 Page 18-10 Table 18-4: External Sources of Mine Water Water Source Type Annual Extraction Period (Start) Annual Extraction Period (End) Authorized Extraction Volume (Mm3) Rainbow Creek SW April 1 November 30 7.0 Philip Lake 1 SW April 1 November 30 3.5 Meadows Creek Well Field GW January 1 December 31 0.65 Lower Rainbow Valley Well Field GW January 1 December 31 3.86 Philip Lake Aquifer GW 4.26 Total Authorized Volume from External Sources 19.3 Although the water licences denote specific periods and volumes, the actual allowable water extraction is governed by the Site-Wide Adaptive Management and Monitoring Plan (SWAMMP), which is overseen by external consultants and the site Environmental team. The implementation of SWAMMP relies on periodic surface and ground water measurements and monitoring, with the objective of enabling water use for processing activities while protecting fish and other aquatic resources by setting proactive triggers and thresholds for water level, flow, and cumulative annual withdrawal. If monitoring data indicate these limits are approached or reached, a defined mitigation-response plan mandates the reduction or immediate cessation of withdrawals to avoid adverse effects and maintain Environmental Flow Needs (EFN). 18.4 WASTE ROCK STORAGE FACILITIES AND STOCKPILES The balance of the PAG and NAG waste rock, and excess ore produced by the mine, will be stored in WRSFs and stockpiles shown in Figure 18-5.

TECHNICAL REPORT ON THE MOUNT MILLIGAN MINE Effective Date: June 30, 2025 Page 18-11 Figure 18-5: WRSFs and Stockpiles Plan

TECHNICAL REPORT ON THE MOUNT MILLIGAN MINE Effective Date: June 30, 2025 Page 18-12 The TSF #1 ore stockpile will be constructed in the north cell of TSF #1 to temporarily store a maximum of 62 Mt of ore from years 2029 to 2041 prior to processing from 2042 to 2045. The ore stockpile will be constructed away from the TSF #1 embankments to maintain minimum factors of safety for stability of TSF #1. The NAG WRSF will be located north of the open pit to manage NAG rock from years 2029 to end of mine life, with the stockpile being used to construct the TSF #2 dam from 2032 to 2033. The final configuration of the NAG WRSF is scheduled to contain 16 Mt of rock. The Marginal Ore Stockpile will be constructed adjacent to the WSB to temporarily store a maximum of 16 Mt of ore from years 2026 to 2037 prior to processing from 2042 to 2045. The Levell Ore Stockpile, with a maximum capacity of 6 Mt, is currently the primary ore stockpile and will be used continually throughout the life of the mine, with the final ore being processed in 2044–2045.

TECHNICAL REPORT ON THE MOUNT MILLIGAN MINE Effective Date: June 30, 2025 Page 18-13 The in-pit WRSF will be constructed within the pit to permanently store 256 Mt of PAG beginning in 2028. Between 2028 and 2045 approximately 74 Mt of PAG waste rock will be relocated to the base of the pit, below elevation 1,085 masl, where it will be submerged by the pit lake at closure. The Phase 15 in-pit WRSF (PH15) will be constructed within the pit to permanently store 93 Mt of PAG waste rock. The In-pit WRSFs will be constructed according to existing regulatory requirements, and include appropriate operating procedures, controls and monitoring. Contact water runoff from the WRSFs will be collected via ditches and directed to water management facilities where it will then be recycled and used for processing during operations. 18.5 OFF-SITE ROAD AND LOGISTICS Access to the Mount Milligan Mine is via the existing Forestry Services roads which are 110 km all-season gravel roads that connects to Highway 27 near Fort St James, which is 55 km north of Highway 16 near Vanderhoof. The road has a combination of single and double lane sections, and has a design speed of 30 km/h to 60 km/h. The road and bridges were independently assessed and are rated to accommodate 72,300 kg gross vehicle weight (GVW) trucks. Transport trucks are special 9-axle “B-train” truck and trailer units that operate under a “bulk haul” permit from the Province of BC Ministry of Highways to move concentrate from the mine approximately 100 km to rail loading facilities in Mackenzie, BC. The bulk haul trucks can carry up to 48 tonnes of concentrate, whereas the tare weight of the containers limit the load in each container to 23 tonnes and each truck in this configuration to 46 tonnes. Construction materials and mine consumables would be transported via the main access road. The transport of personnel for the operation of Mount Milligan will be by buses from various communities within the region, along the same roads. 18.6 SITE INFRASTRUCTURE 18.6.1 Mine Facilities The key facilities required in support of the mining operation include: • Administration offices for the G&A staff and the Owner’s mining staff, including: – Mine dry/office – Main administration building – Planning and exploration • Truck-shop warehouse and truck wash sized for haul trucks and light vehicles.

TECHNICAL REPORT ON THE MOUNT MILLIGAN MINE Effective Date: June 30, 2025 Page 18-14 • Diesel storage and distribution • Propane storage and distribution • Gasoline storage and distribution • Miscellaneous facilities: gatehouse, ready line, tire change, truck scale, explosives storage facility • Incinerator • Landfill 18.6.2 Process Facilities The key facilities that support the process operation include: • Primary crushing, secondary crushing and material handling facilities • Process plant and pebble crushing facilities • Administration office • Water booster pump house and reclaim barge • Process plant warehouse/workshop. 18.7 CAMPS AND ACCOMMODATIONS The permanent camp is housed in a multi-level modular structure comprising 282 individual-type dormitories in two wings. In addition to the dormitories area, the camp has a kitchen/dining area, recreation rooms, a boot/jacket room for personnel to enter and leave accommodations, and security/medical facilities. There is an overflow camp for accommodating contractors and construction crew comprising 120 individual-type dormitories. The overflow camp is located proximal to the permanent camp and shares dining and recreational facilities with the permanent camp. Both the permanent camp and the overflow camp are heated with electricity and connected with emergency power supply. Non-potable water is available in dormitories and potable water is available in the dining areas. The camp accommodation will be modified to add an additional 50 modular jack-and-jill style dormitories. The addition will be located nearby the main permanent camp and share dining, recreational and medical facilities with the main camp.

TECHNICAL REPORT ON THE MOUNT MILLIGAN MINE Effective Date: June 30, 2025 Page 18-15 18.8 POWER AND ELECTRICAL Project power is provided through a 90 km long 230 kV overhead transmission line. The source of power is from the Kennedy 230 kV substation. The estimated power demand for the mine is 96 MW. At the mine site location, a 230–25 kV transformer steps down the transmission voltage for utilization. A main substation building distributes power from two sections of 25 kV switchgear to various locations of the mine site including process and infrastructure areas.

TECHNICAL REPORT ON THE MOUNT MILLIGAN MINE Effective Date: June 30, 2025 Page 19-1 19 MARKET STUDIES AND CONTRACTS 19.1 MARKETABILITY Mount Milligan Mine is strategically located for delivery to Asian custom smelters, and the concentrate analysis is low in deleterious impurities such as arsenic, antimony, bismuth, chlorine, and fluorine. The presence of significant gold and payable silver values has been welcomed by custom smelters and has proven to be a positive factor when negotiating sales contracts with Asian smelters. Delivery to the North American smelters is also a possibility; however, the capacity constraints of North American smelters, high shipping and transportation costs as well as a potential risk of US tariffs are viewed as negative factors. 19.2 CONTRACTS 19.2.1 Concentrate Sales The copper and gold concentrate produced by the Mount Milligan Mine is sold to various smelters and off-take purchasers. The mine is currently party to two multi-year concentrate sales agreements for the sale of copper/gold concentrate produced at the Mount Milligan Mine. Pricing under these concentrate sales agreements is determined by reference to specified published reference prices during the applicable quotation periods. Payment for the concentrate is based on the price for the agreed copper and gold content of the parcels delivered, less smelting and refining charges and certain other deductions, such as penalty elements within industry standards, if applicable. The copper smelting and refining charges are negotiated and agreed by the parties for each contract year based on terms generally acknowledged as industry benchmark terms. The gold refining charges are as specified in agreements. The rates and charges are within industry norms. Concentrate volumes produced at the Mount Milligan Mine in excess of contractual deliveries are sold under short-term contracts or on a spot basis. The mine may also choose to enter into another multi-year concentrate sales agreement, if appropriate, given the expected concentrate production from the mine. The mine intends to either extend the current multi-year agreements as the terms expire or enter into additional multi-year sales agreements. To the extent that production is expected to exceed the volume committed under these agreements, the mine will sell the additional volume under short-term contracts or on a spot basis. 19.2.2 Stream Agreement and Additional with RGLD Gold AG and Royal Gold, Inc. The Mount Milligan Mine is currently subject to the Stream Agreement with Royal Gold, whereby Royal Gold holds a streaming interest in the production at the Mount Milligan Mine. The Stream Agreement

TECHNICAL REPORT ON THE MOUNT MILLIGAN MINE Effective Date: June 30, 2025 Page 19-2 entitles Royal Gold to purchase 35% and 18.75% of gold and copper produced by the mine, respectively, and requires Royal Gold to pay $435/oz of gold and 15% of the spot price per pound of copper delivered. The Stream Agreement was originally executed in July 2010 between TCM and Royal Gold, Inc., concurrent with TCM’s acquisition of Terrane Metals Corp. This was prior to the acquisition of TCM by Centerra in 2016. The Stream Agreement between TCM and Royal Gold was subsequently amended several times. Under the original agreement and its amendments, TCM received upfront payments totaling approximately $781.5 million in exchange for granting Royal Gold the rights to purchase a share of gold production from the Mount Milligan Mine. The stream percentage increased from an initial 25% to 52.25% as Royal Gold’s investment increased from the initial $311.5 million to $781.5 million by September 2013. The Stream Agreement had an initial 50-year term, with automatic successive 10-year renewal periods. In October 2016, TCM was acquired by a subsidiary of Centerra. In connection with the acquisition of TCM, Centerra assumed the Stream Agreement with Royal Gold associated with the Mount Milligan Mine. Under the revised terms of the Stream Agreement, Centerra agreed to deliver to Royal Gold 35% of gold ounces produced and 18.75% of copper produced. In February 2024, Centerra Gold Inc. and its subsidiary TCM entered into an additional agreement (“Additional Royal Gold Agreement”) with Royal Gold. The Additional Royal Gold Agreement provides supplementary payments to Mount Milligan. The existing Amended and Restated Purchase and Sale Agreement with Royal Gold dated December 14, 2011, as amended (the “Stream Agreement”), was not affected by the Additional Royal Gold Agreement. The Additional Royal Gold Agreement, taken together with the Stream Agreement, has the effect of, among other things, increasing cash payments for gold ounces and copper pounds delivered by Mount Milligan Mine to Royal Gold, starting after the first threshold date (“First Threshold Date”) and further increase these cash payments after the second threshold (gold) date (“Second Threshold (Gold) Date”) and the second threshold (copper) date (“Second Threshold (Copper) Date”). The First Threshold Date will occur when TCM has delivered to Royal Gold either an aggregate of 375,000 ounces of gold or an aggregate of 30,000 tonnes of copper from shipments occurring after January 1, 2024. The Second Threshold (Gold) Date will occur once TCM has delivered to Royal Gold an aggregate of 665,000 ounces of gold and the Second Threshold (Copper) Date will occur once TCM has delivered to Royal Gold the aggregate of 60,000 tonnes of copper, in each case from shipments occurring after January 1, 2024. The Additional Royal Gold Agreement effectively entitles the Company to additional cash payments for gold and copper sold (“Threshold Payments”) as set out below. The value of the additional gold and copper payments to be received by the Company will depend on the metal in concentrate production of the Mount Milligan Mine and the ability to sustain the current LOM (i.e. additional gold and copper payments can be suspended if (and for as long as) the Company

TECHNICAL REPORT ON THE MOUNT MILLIGAN MINE Effective Date: June 30, 2025 Page 19-3 discloses proven and probable reserves which, when combined with mining depletion from the transaction date, are lower than those disclosed in the mineral reserves and mineral resources update on February 14, 2024). These Threshold Payments are incremental to those received under the Mount Milligan Streaming Agreement. The incremental payments are as follows: • For gold: – The lower of (a) $415/oz and (b) 50% of the gold spot price less $435/oz required under the Mount Milligan Streaming Agreement, for the period between the First Threshold Date and the Second Threshold (Gold) Date whereby (b) cannot be less than $nil; and – The lower of (a) $615/oz and (b) 66% of the gold spot price less $435/oz required under the Mount Milligan Streaming Agreement, from and after the Second Threshold (Gold) Date whereby (b) cannot be less than $nil. • For copper: – 35% of the copper spot price for the period between the First Threshold Date and the Second Threshold (Copper) Date; and – 51% of the copper spot price from and after the Second Threshold (Copper) Date. As part of the Additional Royal Gold Agreement, Centerra and TCM agreed to make certain payments and deliveries to Royal Gold: • Upfront cash payments of $24.5 million; • A commitment to deliver an aggregate of 50,000 ounces of gold; • Commencing on January 1 of the fiscal year following the later of delivering to Royal Gold an aggregate of 375,000 ounces of gold and an aggregate of 30,000 tonnes of copper, in each case from shipments occurring after January 1, 2024, but no later than January 1, 2036, payments equal to 5% of Mount Milligan’s annual free cash flow, which increase by an additional 5% of annual free cash flow (for a total of 10% per year after such date) commencing after the latter of the Second Threshold (Gold) Date and Second Threshold (Copper) Date, but no later than January 1, 2036. The Stream Agreement and Additional Royal Gold Agreement cover substantially the entire Property. The Stream Agreement and Additional Royal Gold Agreement include certain restrictions on assignment or transfer of the respective rights of both parties to the Stream Agreement. TCM sells copper and gold concentrate from Mount Milligan Mine to customers and in connection with such sales, TCM purchases gold ounces and copper warrants in the market for delivery to Royal Gold in an amount based on a portion of the gold and copper content contained in the copper and gold concentrate sold to customers.

TECHNICAL REPORT ON THE MOUNT MILLIGAN MINE Effective Date: June 30, 2025 Page 20-1 20 ENVIRONMENTAL STUDIES, PERMITTING, AND SOCIAL OR COMMUNITY IMPACT Mount Milligan mine is authorized to operate at 21.9 Mtpa (60,000 dry tpd) until 2028. An application has been submitted to the required provincial agencies to extend the current life to 2035 and to increase the daily throughput to an average of 66,500 dry tpd (24.2 Mtpa). This Technical Report covers the requirement to extend the mine operating life through to 2045. Material implications of this extension include the need to authorize extensions to the existing open pit, additional WRSFs and an additional tailings disposal facility. Mining and mineral exploration activities are part of the social fabric of the Nechako plateau region where the Mount Milligan Mine is situated; an area containing several historical and operating mines as well as advanced exploration projects. The mine is 155 km northwest of Prince George, between the communities of Fort St James and Mackenzie in central British Columbia. The environmental assessment and permitting framework for mining in Canada, and British Columbia in particular, is well established, providing a comprehensive mechanism for reviewing major projects and to assess potential impacts. The government-issued EA Decision Statement and Environmental Assessment Certificate as well as site operating authorizations and permits held by Mount Milligan Mine followed rigorous and robust regulatory processes. These processes involved review by numerous ministries and agencies as well as indigenous nations and local communities. The mine has been operating and governed by these authorizations and permits since mining and commercial production (February 2014) with amendments pursued and received as required. The initial project design that was utilized for the original Environmental Assessment (EA) resulting in issuance of a provincial EA certificate from the Environmental Assessment Office (EAO) of British Columbia incorporated design to limit the mining operational footprint and reduce environmental impacts and this approach has been and will continue to be incorporated for each change or iteration of the mine plan. Engineering, construction, operation and management of mine facilities and components utilize criteria for responsible management to meet regulatory obligations. Environmental management plans and internal compliance reviews and audits guide the compliance and monitoring programs at the mine. The mine continues to engage with indigenous nations, local communities, and stakeholders to share information and collaborate on environmental and/or social development initiatives. 20.1 ENVIRONMENTAL STUDIES The regulatory framework for mining in British Columbia and Canada provides rigorous processes for assessing the Mount Milligan Mine and its potential environmental and socio-economic impacts. The original 2008 EA and permit applications included an extensive list of environmental baseline studies and effects assessments. These included comprehensive studies and assessments related to

TECHNICAL REPORT ON THE MOUNT MILLIGAN MINE Effective Date: June 30, 2025 Page 20-2 terrain and soils, air quality, noise, water quality and quantity, vegetation, wildlife, fisheries and aquatic resources including benthic invertebrates, periphyton, sediment quality, and habitat. Studies also included visual and aesthetic resources, land use, archaeology and heritage resources, social and economics, and human health. Potential environmental and socio-economic effects and mitigations were fully considered in the environmental assessment and mine permitting processes. Approvals were received based on the mitigations and management plans within the applications. Due to periods of below-average precipitation, minimal snowmelt and other adverse weather conditions, Mount Milligan has had to temporarily suspend mill processing operations in the past. However, the mine has successfully worked with the British Columbia government and its First nations partners to secure adequate water authorizations to sustain operations. Mount Milligan recognizes water sourcing and availability for processing as a continued operational risk following significant documented drought conditions in 2023 and 2024. These prolonged dry periods can increase uncertainty for the mine’s process water supply, prompting proactive measures to protect operations and reduce vulnerability to future shortages. To address this risk, the operation has developed a suite of water conservation strategies organized into three areas of focus: increasing water intake through new or optimized sourcing methods; reducing water outflow by minimizing losses and improving containment; and boosting conservation efficiency through enhanced recycling, monitoring, and process optimization. These measures aim to sustain production capacity while maintaining compliance with environmental and regulatory requirements. Finally, Mount Milligan identified and tested additional groundwater sources to supplement the site’s water balance under any future drought conditions, which proved to be viable. Mount Milligan is currently in the final stages of permitting additional groundwater sources proximal to the mine. Water supply for operations will continue to be closely monitored as prolonged dry or drought periods will present operational uncertainty. Mount Milligan Mine became subject to the Metal and Diamond Mining Effluent Regulations (MDMER) in November 2021 in connection with seepage from its TSF potentially bypassing the collection system, as anticipated in the EA. Four Final Discharge Points (FDPs) were registered in March 2022, with seepage reaching Meadows, Alpine, and Rainbow creeks. From 2022–2024, seepage volumes were highest from FDP3 and met MDMER limits except for two isolated total suspended solids exceedances in 2023, which did not result in any adverse effects because the exceedances were from water collected from a sump that provides representative analysis for residual seepage to shallow groundwater. Acute toxicity tests for rainbow trout showed no toxicity, though some isolated Daphnia magna (a small crustacean) effects were observed. Sub-lethal testing found no impacts to survival or reproduction, with limited inhibition to plant growth at higher effluent concentrations. Overall water quality was good, with occasional copper exceedances also present at reference sites. Phase 1 Environmental Effects Monitoring (EEM) in September 2023 compared benthic invertebrates and fish in Rainbow Creek

TECHNICAL REPORT ON THE MOUNT MILLIGAN MINE Effective Date: June 30, 2025 Page 20-3 upstream (reference) and downstream (exposed) of seepage. Benthic communities at the exposed site had higher richness and evenness, likely from habitat differences, not effluent effects. Rainbow trout downstream grew faster, likely due to warmer, oxygen-rich water and more prey, while slimy sculpin showed lower recruitment and growth, likely from habitat limitations. No adverse biological effects from seepage were identified. The next EEM study design is due by March 2026, with Phase 2 reporting by November 2027. In 2025, Mount Milligan Mine submitted a combined Environmental Assessment Act, Mines Act, and Environmental Management Act amendment application to extend the LOM by approximately seven years to 2035. The application included an environmental assessment for proposed changes supported by a decade of environmental monitoring data gathered through operations, in addition to environmental studies completed to support the application. The EA amendment application concluded that the implementation of proposed mitigation measures, management plans and monitoring programs, most of which are already in place at Mount Milligan Mine, will not result in changes to the characterization of residual or cumulative effects as concluded in the original EAO Assessment Report and subsequent amendment assessment reports. The assessment of change in water quality ultimately supported the assessments of fish and aquatic resources and wildlife and wildlife habitat, which resulted in no change in characterization of residual or cumulative effects. At the time of writing, the application is under review by the British Columbia Government with approvals expected to be received in the fourth quarter of 2025. In 2025, a climate risk and resilience assessment including both physical and transition-related climate risks was conducted at four of Centerra’s sites, including Mount Milligan Mine. This risk assessment included scenario analysis with a high emissions scenario (IPCC SSP 3-7.0) for physical risks and a low emissions scenario for transition-related risks (IEA NZE). In addition, each risk was financially quantified in accordance with the Centerra Enterprise Risk Matrix. The most significant physical risks identified for Mount Milligan Mine include wildfires, drought, severe storms, and extreme cold. The transition risks include policy for carbon pricing and compliance to Canadian Clean Fuel Regulations and Low-Carbon Fuel Standards. Centerra will carefully monitor and manage the identified risks in continued operation and future planning. There are also climate-related opportunities for Centerra, mostly related to increased demand for critical minerals due to the energy transition as well as adoption of renewable diesel. New environmental studies are required to support the environmental assessment for permitting the LOM plan. These studies include, but are not limited to, water quality and quantity, fisheries and aquatic resources, archaeology, soils, vegetation, and wildlife. The studies will assess new areas to be disturbed for new mine waste storage facilities as well as open pit pushbacks. Field work to complete the

TECHNICAL REPORT ON THE MOUNT MILLIGAN MINE Effective Date: June 30, 2025 Page 20-4 environmental studies are planned to commence in 2026. Previous baseline collection programs and data from ongoing monitoring programs will be utilized in the assessment of new areas as available. 20.2 WASTE DISPOSAL, MONITORING AND WATER MANAGEMENT Mount Milligan TSFs are designed by professional engineers and constructed, operated, and monitored on the advice of an external Engineer of Record. Centerra has implemented a five-step framework in accordance with the Canadian Dam Association’s Dam Safety Guidelines. The process involves routine monitoring, staff inspections, annual Engineer of Record inspections, Independent Tailings Review Boards (ITRB), and Independent Third-Party Dam Safety Reports. The existing TSF #1 is designed by a professional engineer and constructed, operated, and monitored on the advice of an external Engineer of Record (EoR). The TSF is managed to maintain structural integrity and ensure worker, environmental and public safety. In addition, TSF operation is informed by, and routinely checked against, guidance from the Canadian Dam Association, Mining Association of Canada, and the International Commission on large dams. The design, construction, operation, maintenance, and surveillance of a TSF involves a multidisciplinary team of professionals. Oversight of the tailings management team includes the Mine manager and executive governance personnel of Centerra. The team includes the engineering, environmental, operations, and maintenance departments of Mount Milligan mine, the EoR, design engineers and external professionals as appropriate. Risks are managed through a process of identification, assessment of practicable solutions, implementation of change, and observation. The team should work together to achieve the fundamental objective of continuous improvement and safe management of the TSF and associated water management structures. General observations from the 2024 ITRB review include that the ITRB concur with the EoR that the dam is being constructed and operated in accordance with the design intent, that the ITRB did not note any issues which present an immediate dam safety risk based on observations made during the site tour and information presented by Centerra and the EoR, and that the principal points of discussion raised by the ITRB in their previous meeting has been given appropriate attention by Centerra and the EoR. As noted in Item 18.1.1, the existing TSF #1 at the Mount Milligan Mine is designed to store tailings solids, PAG and oxide/weathered waste rock materials in designated areas. The design of the TSF will include raising of the existing TSF #1 to 1,121 masl. A summary of the phased TSF #1 construction material requirements is described in Item 18.1.1. An allowance of 15 Mm3 water storage capacity is provided within the TSF below the freeboard threshold, consisting of Maximum Normal Operating Pond of 10 Mm3 , and Inflow Design Flood (IDF) storage of 5 Mm3 resulting from the Probable Maximum Flood

TECHNICAL REPORT ON THE MOUNT MILLIGAN MINE Effective Date: June 30, 2025 Page 20-5 (PMF) event. Inflows and outflows of TSF #1 during operations and closure are listed in Figure 20-1 below. Figure 20-1: TSF #1 Inflows and Outflows (operations and closure) Seepage and surface water runoff from the TSF #1 embankments are managed through the Seepage Management Recycle System (SMRS) which includes Seepage Collection and Recycling Ponds (SCRP) and associated collection channels and sumps around the TSF’s periphery. The collection channels are used to route flows to the collection sumps and SCRPs located at topographic low points around the toe of the embankments. These water management structures have been successfully operating since mine construction and have proven their effectiveness in collecting, containing, and recycling surface and seepage water to the TSF supernatant pond. Inflows and outflows of the SCRPs during operations and closure are listed in Figure 20-2 below.

TECHNICAL REPORT ON THE MOUNT MILLIGAN MINE

Figure 20-2: Seepage Collection Ponds Operation Flow Schematic (operations and closure)


Operations (After January 1, 2026) & Closure
Alpine Creek
Esker Lake Borrow Area Runoff
NSCRP
Diverted to TSF during Impacts to NDSCRP
NE2SCRP
Diverted to TSF during Impacts to NDSCRP2
Philip Lake, Lower Rainbow Valley Well Field
Rainbow Creek
SSCRP
INFLOWS
1. Upstream Catchment Runoff
2. Precipitation
3. Captured Seepage
OUTFLOWS
4. Evaporation
5. Reclaim to TSF (or Open Pit in Closure)
6. Seepage
7. Discharge to Environment through Spillway
Meadows Creek

Note: The "Discharge to Environment" outflow represents the spillways in each of the Seepage Collection Ponds. No discharges are planned or were non-zero in the modelled scenarios.

As noted in Item 18.1.2, a second proposed TSF (TSF #2) at the Mount Milligan Mine, located immediately north of TSF #1, is the identified location to store an additional 262 Mt (11.5 years) of tailings and 40 Mt of PAG and oxide/weathered waste rock materials in designated areas. Construction of the TSF #2 starter embankment and ancillary facilities is expected to commence in 2032 and be substantially completed in 2034 to allow for operations to discharge tailings into the impoundment. A summary of the phased TSF #2 construction material requirements is described in Item 18.1.2. An allowance of 24.2 Mm^3 water storage capacity is provided within the TSF below the freeboard threshold, consisting of Maximum Normal Operating Pond of 10 Mm^3, and IDF storage of 14.2 Mm^3 resulting from the PMF event. TSF #2 will also have a SMRS constructed to manage seepage. Inflows and outflows of TSF #2 during operations and closure are listed in Figure 20-3 below.

Effective Date: June 30, 2025 Page 20-6

TECHNICAL REPORT ON THE MOUNT MILLIGAN MINE Effective Date: June 30, 2025 Page 20-7 Figure 20-3: TSF #2 Inflows and Outflows (operations) The discharge plan of tailings into the TSFs is described in Item 18.1.3. As noted in Item 18.4, a TSF Ore Stockpile, NAG Stockpile, in-pit WRSF, and Marginal Ore Stockpile will be required to manage the balance of the PAG and NAG waste rock, and excess ore produced by the mine. Contact water runoff from the WRSFs will be collected via ditches and directed to water management facilities where it will then be recycled and used for processing during operations. The Mine requires approximately 4–10 Mm3 of makeup water per year depending on climatic inputs to the water balance to meet its operational requirements. Makeup water is sourced from existing and permitted long-term water sources which include a combination of groundwater from the Lower Rainbow Valley Well Field, wells internal to the Mine and TSF, the Philip Lake aquifer (permit application under review), and the Meadows Well Field. Permitted surface water sources consist of Rainbow Creek and Philip Lake #1, and annual surface runoff and freshet. Water source locations are both within the Mines Act Permitted Mine Area and tenured through Licences of Occupation held by Mount Milligan outside the Permitted Mine Area. Because permitted water withdrawals may affect flows in Rainbow Creek, Meadows Creek and Philip Creek downstream of Philip Lake #1, the Site-Wide Adaptive Management and Monitoring Plan (SWAMMP), which outlines the monitoring programs and the ways in which monitoring data are used to support decisions about water management to protect fish and other aquatic resources, was

TECHNICAL REPORT ON THE MOUNT MILLIGAN MINE Effective Date: June 30, 2025 Page 20-8 prepared. Implementation of the SWAMMP is a requirement under the mine’s Water Sustainability Act licences and is applicable to water sources that are currently licensed. The location of water sources, existing infrastructure, and hydrometric and groundwater monitoring stations associated with the SWAMMP are shown below in Figure 20-4. Environmental and other management plans are reviewed and updated as necessary and are submitted to applicable regulatory ministries and indigenous nations as well as relevant plans to the Mount Milligan Community Sustainability Committee (which includes elected members of local cities, municipalities, indigenous nations and members at large) for review and/or approval as part of an adaptive management process. Post-mine closure water management and monitoring is captured in Item 20.5.

TECHNICAL REPORT ON THE MOUNT MILLIGAN MINE Effective Date: June 30, 2025 Page 20-9 Figure 20-4: Location of Water Sources, Existing Infrastructure, and Hydrometric and Groundwater Monitoring Stations

TECHNICAL REPORT ON THE MOUNT MILLIGAN MINE Effective Date: June 30, 2025 Page 20-10 20.3 PROJECT PERMITTING The regulatory framework for mining in British Columbia and Canada is highly developed and prescriptive. Authorizations are required under several pieces of legislation and regulation. In addition, numerous policies and technical guidance documents exist and adherence to these is expected. From 1991 to 2009, the project underwent several separate phases of mine planning and feasibility study, including two separate EA processes. During those reviews, and in response to concerns from indigenous nations, regulators, and other stakeholders, the original 1993 mine plan was redesigned such that the footprint was reduced substantially resulting in the mine plan included in the 2008/2009 permit applications. Mount Milligan Mine received an Environmental Assessment Certificate #M09-01 (EAC #M09-01) under the BC Environmental Assessment Act in March 2009. The Mine subsequently received a Mines Act (MA) Permit M-236 from the Province of BC in September 2009 as well as permits under the Environmental Management Act (EMA) for effluent discharge (Permit 104777), refuse discharge (Permit 104778), and air discharge (Permit 104779). As Mount Milligan Mine included the deposition of PAG waste rock and mine tailings into King Richard Creek and in two headwater tributaries of Alpine Creek in the Rainbow Creek watershed, designation of King Richard Creek and Alpine Creek tributaries as a tailings impoundment area (TIA) under the Metal Mine Effluent Regulation (MMER) was required. This designation was made in November 2010 when the Governor in Council (GIC) amended Schedule 2 of the MMER to designate these waterbodies as a TIA (Canada Gazette Part II, Volume 144, Number 24). The mine has been operating under these approvals and subsequent amendments since commencement. EAC #M09-01 has since been amended 11 times and Permit M-236 has been amended 12 times. In March 2025, Mount Milligan Mine submitted a joint Environmental Management Act / Mines Act / Environmental Assessment Act (MA/EMA/EAA) combined permit and certificate amendment application to extend the life of the mine by seven years to 2035, including additional TSF #1 embankment raises to an ultimate crest elevation of 1,121 masl. At the time of writing, the application is under review by the BC Government with approvals expected to be received in the fourth quarter of 2025. It is expected that the reclamation bonding for the site will be updated with the receipt of the Permit M-236 amendment. Pursuant to the approved 2019 Reclamation Plan, the security currently held with the BC Ministry of Mines is CA$51.3 million. In May 2025, Mount Milligan Mine submitted Water Sustainability Act (WSA) Water Licence applications for additional groundwater wells under the existing licence for Lower Rainbow Valley Wellfield and a new licence for the Phillip Lake Wellfield. Groundwater over surface water withdrawals is prioritized due to the uncertainty caused by dry and drought climate conditions and climate change. Prioritizing centerragold
TECHNICAL REPORT ON THE MOUNT MILLIGAN MINE

additional groundwater withdrawal over surface water will lower impacts to surface water impacts on fish and aquatic life and will assist in further protecting aquatic resources. While the applications seek additional volume to be authorized for withdrawal from these aquifers, A threshold for the cumulative annual withdrawal from all WSA licences subject to the SWAMMP has also been introduced to reflect the intention to prioritize groundwater rather than seeking additional volume from the watershed. Approvals were received in September 2025.

To construct the LOM plan, as described in Items 16 to 18, both Provincial and Federal approvals will be required. Similar to the original 2008 permitting, the project will require updates to the EA Certificate, *Mines Act* Permit, *Environmental Management Act* permits, and an amendment to the *Metal and Diamond Mining Effluent Regulation* (MDMER) Schedule 2 designating Alpine Lake and other tributaries as storage facilities for mine waste. Additional authorizations will be required under the *Fisheries Act*, *Water Sustainability Act*, *Lands Act*, *Forest Act*, *Heritage Conservation Act*, and *Wildlife Act*. Following approvals for the LOM plan, the reclamation bonding for the site will be updated. Application submissions to support the LOM plan are expected begin in 2028 with final approvals being received in 2031 prior to the start of construction of TSF #2. Mineral tenure claims covering the LOM plan are currently in place, however they will require renewal in 2029.

Table 20-1 below summarizes authorized activities under existing permits, pending activities included in the 2025 MA/EMA/EAA Application, and future activities which will require authorization in future applications as described above.

Table 20-1: Existing, Pending, and Future Permitted Activities

Activity	Existing Permits	2025 MA/EMA/EAA Application	LOM plan
Operations duration	2028	2035	2045
Annual average throughput	60,000 tpd	66,500 tpd	66,500 tpd
TSF #1 height	1,095 masl	1,121 masl	1,121 masl
TSF #2 construction	N/A	N/A	Required
In-pit WRSF	N/A	110 Mt	349 Mt
Marginal ore stockpile	N/A	16 Mt	16 Mt
NAG stockpile	N/A	N/A	15 Mt
TSF ore stockpile	N/A	N/A	71 Mt
On-site camp maximums	450 people	600 people	600 People

20.4 SOCIAL OR COMMUNITY REQUIREMENTS

Within the federal and provincial regulatory frameworks, consultation with indigenous nations, local communities and other interested parties are required for new or amended mine project applications.

Nak'azdli Whut'en, McLeod Lake Indian Band, Takla Nation and Tsay Keh Dene First Nation each have asserted traditional territories that overlap with the Mount Milligan Mine site and related infrastructure,

Effective Date: June 30, 2025 Page 20-11

TECHNICAL REPORT ON THE MOUNT MILLIGAN MINE Effective Date: June 30, 2025 Page 20-12 including the access road, powerline, and facilities. Nak’azdli Whut’en is a non-treaty Dakelh (Carrier) Nation with 17 reserves, centred in Fort St James, with a population of 2,062 (770 on-reserve). Their 25,000 km² asserted territory includes the Mine at its center and supports traditional activities such as hunting, trapping, fishing, and gathering. McLeod Lake Indian Band, a Treaty 8 Tse’khene Nation, has 574 members (132 on-reserve) and an asserted territory of about 108,000 km², with the Mine in its western portion. Takla Nation, part of the Carrier Sekani Tribal Council, has 942 members (229 on-reserve) and an asserted territory of roughly 27,250 km², with the Mine in its southern portion. The Tsay Keh Dene First Nation is a Sekani-speaking community located in northern British Columbia, traditionally occupying the territory around Williston Lake and the Finlay River. Tsay Keh Dene First Nation has a registered population of about 522 members. All four Nations have emphasized the importance of mine reclamation that restores ecosystems to support wildlife habitat and traditional land uses. Since 2020, engagement has focused on incorporating Traditional Knowledge into reclamation planning, continuing seeding and sampling of native species, and providing training and educational opportunities. Surveys, such as the 2022 Integral Ecology Group work with Nak’azdli Whut’en, highlight community priorities for land restoration and use in closure planning. A “Returning Land Use” report and photobook in 2025 is expected as a legacy engagement project with each Nation to guide long-term closure and post-closure outcomes. More recently, in Q1 2025, The Province has updated the Mount Milligan consultative area following Tsay Keh Dene’s assertion and determined that consultation with the Nation will be required. While engagement with Tsay Keh Dene will be informed by their feedback, Centerra Gold will build on its existing relationship with the Nation established through the Kemess Mine. For other Nations with overlapping consultative areas, including Binche Whut’en and other Treaty 8 Nations, the Province proposes notification-level consultation based on current information. Ongoing consultation with Indigenous nations is undertaken to identify and address issues, rights, and interests of traditional and cultural importance. Information gathered through engagement, including Traditional Knowledge and Traditional Land Use, is managed in an Isometrix database, which tracks meetings, discussions, and issues. Non-confidential information is shared with relevant scientific teams to ensure it informs baseline studies, effects assessments, and the development of mitigation and monitoring measures. Key concerns raised in previous EAC amendments have focused on potential effects of water extraction on hydraulic and hydrogeological conditions, and the subsequent impacts on traditional fishing and recreation areas. These have been addressed through the development and implementation of the Site-Wide Adaptive Management Plan (SWAMMP), which sets triggers and thresholds for water withdrawal based on natural conditions to protect fish and aquatic life and is overseen by qualified professionals. The SWAMMP was extensively consulted with government qualified professionals and First Nations

TECHNICAL REPORT ON THE MOUNT MILLIGAN MINE Effective Date: June 30, 2025 Page 20-13 Lands and Resources departments and their consultants. Socioeconomic interests, including employment and contracting opportunities, have also been identified as priorities for indigenous nations. Authorization-specific consultation strategies are developed and implemented by Mount Milligan which has engaged the Nak’azdli Whut’en, the McLeod Lake Indian Band and the Takla Nation as Participating Indigenous Nations on previous Environmental Assessment Certificate (EAC) amendment and permit applications. Nak’azdli Whut’en, McLeod Lake Indian Band, Takla Nation, Tsay Keh Dene First Nation, West Moberly First Nation, Halfway River First Nation, and Yekooche First Nation, and any other Indigenous Nations whose traditional territories overlap or are adjacent to the Mine site, were also notified by the EAO on the current 2035 LOM permitting process and previous EAC #M09-01 amendment applications. The Mount Milligan Mine Community Sustainability Committee formed in 2008 and comprises local Indigenous Nations and local community representatives, such as councillors and municipal staff from Fort St. James, Mackenzie, Vanderhoof, and Prince George. This Committee meets semi-annually and is a mechanism for ongoing engagement allowing the mine to update the community on its activities and to hear and resolve concerns, if any. The Committee is also used as a vehicle for implementation of the Social Effects Management Plan (SEMP) and disbursement of Community Funding and investments into the region. A Socio-Economic Agreement with the McLeod Lake Indian Band, and an Impact Benefit Agreement with Nak’azdli Whut’en are in place. Both agreements commit the mine to the provision of financial payments. These amounts have been incorporated into the economic analysis in this Technical Report. The agreements are currently being supplemented with addendum letters to address capacity requirements related to the 2035 LOM permitting and to facilitate early engagement on the 2046 LOM. Although the relationships with First Nations are strong and productive, any future need to renegotiate an agreement presents risk to social licence for an expanded timeframe and for inclusion of additional disturbance, disturbance effects and infrastructure. Centerra is committed to continuing to build and maintain long-term, positive relationships with indigenous nations potentially affected by the Mount Milligan Copper-Gold Mine. The company promotes ongoing communication, the sharing of information in an open, collaborative, and respectful manner, and values the incorporation of feedback from indigenous nations and local communities. Also important is the extension of existing and emerging sustainable economic benefit opportunities that would align with the values and goals of indigenous nations and local communities.

TECHNICAL REPORT ON THE MOUNT MILLIGAN MINE Effective Date: June 30, 2025 Page 20-14 20.5 CLOSURE PROGRAM Mine closure and reclamation planning for the proposed Mount Milligan expansion is being advanced in accordance with the regulatory requirements of the Mines Act, Environmental Management Act, and associated guidance documents issued by the BC Ministry of Mining and Critical Minerals (MCM) and the BC Ministry of Environment and Parks (ENV). The closure plan also aligns with the Health, Safety and Reclamation Code for Mines in BC (HSRC). A conceptual closure and reclamation plan has been prepared to address the expanded project footprint. This plan builds upon the current authorized closure framework and incorporates the additional infrastructure and disturbed areas associated with the expansion, including new pit phases, WRSFs, and the new TSF. Key closure elements include: • Progressive reclamation: Progressive reclamation will be implemented where feasible, particularly on TSF #1 once TSF #2 becomes operational, to reduce the closure liability and enhance long-term stability. • End land use objectives: Closure objectives are being developed in consultation with Indigenous Nations, local governments, and land users. Proposed post-closure land uses will aim to enable future generations to continue to practice both stewardship of the land and activities such as hunting, gathering, trapping, fishing, camping and ceremonies. • Physical stability: Closure designs for WRSFs, TSF, and open pit will meet long-term physical stability standards under static and seismic conditions. The open pit will have high, abrupt walls with sometimes unstable edges, security measures will be implemented to restrict public access. • Chemical stability: The goal of the closure plan is to prevent acidification of all waste materials; this is accomplished using an oxygen ingress limiting cover for materials stored in the TSFs and a water cover for materials stored in the pits. The only material that cannot be managed are the exposed pit high walls for which there is no preventable mitigation, but practical mitigations exist (see below). • Water management: The closure plan includes continued operation of the TSF seepage management and recycling systems for a period to allow the water quantity and quality in TSFs #1 and #2 to reach equilibrium. During this time the captured seepage will be directed to the open pit. Seepage capture will cease when monitoring indicates acceptable levels are met for downstream water quality objectives. The tailings pond for TSF #1 will be managed passively by discharge via a spillway into the open pit. The tailings pond for TSF #2 will be managed passively by discharge via a spillway at the north abutment. It is anticipated that the

TECHNICAL REPORT ON THE MOUNT MILLIGAN MINE Effective Date: June 30, 2025 Page 20-15 open pit will flood prior to the onset of acidic conditions of materials stored in the pit. It is anticipated that water treatment will be required following the acidification of the pit high walls, passive treatment systems will be researched to treat the water in-pit. • Monitoring and maintenance: Post-closure monitoring will include groundwater and surface water quality, geotechnical stability, TSF cover performance, and revegetation success. In-perpetuity monitoring is a conservative or precautionary assumption and is adopted as MCM and ENV require that ongoing monitoring is bonded for. If monitoring indicates that water quality and water management is stable after a number of years post-closure, a reduction, or even elimination of monitoring could be suggested. Planned maintenance includes activities such as revegetation of areas of poor growth, and periodic road maintenance. Maintenance on an as-needed basis will be conducted as deficiencies are identified as determined by the Qualified Professionals responsible for monitoring the site. • Closure cost estimate and financial assurance: A preliminary closure and reclamation cost estimate has been prepared using the Reclamation Liability Cost Estimate (RLCE) from the recent MA/EMA/EAA combined permit and certificate amendment application as a basis of estimate. The RLCE is developed following the Major Mine Reclamation Liability Cost Estimate Guidance document prepared by MCM and uses the Standardized Reclamation Cost Estimator (SRCE) Version 2.0 to achieve the required accuracy. The estimated undiscounted cost of closure included in Item 22 is CA$130 million. The reclamation security bond under the Mines Act is therefore expected to be increased in connection with the completion of the pending permitting process. This closure plan is preliminary and will be further refined during the Feasibility Study phase. It will also be reviewed and revised periodically throughout operations in accordance with the requirements of Mines Act Permit M-236.

TECHNICAL REPORT ON THE MOUNT MILLIGAN MINE Effective Date: June 30, 2025 Page 21-1 21 CAPITAL AND OPERATING COSTS 21.1 OVERVIEW All costs are in constant US dollars as of July 1, 2025, with no escalation. Total LOM costs are estimated at $8.1 billion, including $0.9 billion for capital expenditures and $7.2 billion in operating costs. Sensitivity analyses are provided in Item 22.4 of this document. 21.2 BASIS OF ESTIMATE Cost estimates for the Mount Milligan Mine were developed in Canadian dollars based on first principles cost models and converted to constant US dollars from Canadian dollars as of July 1, 2025 using exchange rate assumptions outlined in Item 22.1 (“Assumptions”). Estimates include direct and indirect costs, sustaining capital, non-sustaining capital, and closure costs, but exclude financing charges and corporate overhead. Total LOM capital expenditures and operating costs are detailed in Table 21-1. Table 21-1: LOM Capital and Operating Costs Cost summary ($ M) LOM total Operating costs Mining 2,391 Processing 2,692 Administration 1,021 Transportation 388 On-site operating costs 6,492 Royalties 298 Treatment and refining 207 Selling and marketing 159 Subtotal – operating costs 7,156 Subtotal – capital costs 925 Total 8,081 21.3 CAPITAL EXPENDITURES The total LOM capital expenditures required to extract the Mineral Reserves in the LOM plan is estimated at $925 million, which includes capital equipment and component replacements, planned improvements to crushing equipment and site facilities, as well as water management, but excludes mining costs for mining non-acid generating waste rock that is used for routine TSF raises (i.e. TSF step-out) which are capitalized for accounting purposes but included in mining operating costs within this technical report. The updated mine plan includes several capital projects to support the LOM, including a new TSF and process plant upgrades.

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TECHNICAL REPORT ON THE MOUNT MILLIGAN MINE

The LOM capital expenditures for the Mount Milligan Mine are summarised in Table 21-2.

Table 21-2: LOM Capital Expenditures

Capital category ($ M)	Sustaining capital expenditures	Non-sustaining capital expenditures	Total capital expenditures[1]
Mining capital expenditures			
Equipment rebuilds and purchases	180	28	208
Fleet overhauls and ancillary equipment	151	-	151
Mining other capex	39	8	42
Subtotal – Mining capital	**370**	**36**	**406**
Mill and tailings capital expenditures			
Water management costs	32	-	32
Process plant capital	66	36	102
TSF direct capital	237	114	351
Subtotal – Mill and tailings capital expenditures	**335**	**150**	**485**
G&A capital			
Site facility improvements and other	34	-	34
Subtotal – G&A capital expenditures	**34**	**-**	**34**
Total capital expenditures	**739**	**186**	**925**

Notes:
1. Capital expenditures are inclusive of contingency where appropriate.

Mining capital expenditures include the addition of two CAT 793 haul trucks in the second half of 2025, one additional CAT 793 haul truck in 2026, and two more units in 2032 and 2033. The additional trucks are required to accommodate longer hauling distances, the creation of strategic stockpiles, and increased material movement to achieve higher process plant throughput from 2029 onwards. The mine plan also accounts for the replacement of several CAT 793 haul trucks between 2026 to 2033. The plan also provides for the replacement of two CAT 994 loaders in 2026 and 2028, the acquisition of a CAT 6060 electric shovel in 2028, and a CAT 6640 electric rotary drill in 2029, along with replacement and addition of other mining equipment. Major component rebuilds of the mobile fleet have been estimated based on expected operating hours per component.

Process plant capital provides for regular preventive maintenance of the mill facility as well as the upgrades of the process plant to enable step-up of nameplate capacity. Mill non-sustaining capital expenditures in 2029 include approximately $36 million of non-sustaining capital for the process plant expansion. Ball mill motor upgrades are expected to increase process plant throughput by approximately 10%, to 66.3 ktpd, reaching nameplate capacity in 2029. Flotation capacity is also expected to increase, which should deliver a modest improvement in gold and copper recoveries of about 1%.

TSF direct capital includes costs related to the continuous raise of the TSF embankment and the associated buttress, as well as the costs to construct the initial foundation of the new cyclone sands dam (TSF#2), and the costs to maintain the facilities until the end of LOM. Approximately $114 million of non-sustaining capital is expected to be evenly distributed in 2032 and 2033 related to the second

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TECHNICAL REPORT ON THE MOUNT MILLIGAN MINE

TSF. Sustaining capital for raises on the new TSF are expected to be more cost effective than the existing TSF construction method while maintaining high safety standards. After completion of the starter facility, the dam will be constructed using cycloned tailings sand produced by the process plant, offering efficiency and cost advantages compared to the existing earthen dam structure. This new facility, anticipated to be located to the north of the existing facility, subject to consultation with First Nations, would have the benefit of an improved water balance compared with the existing facility. The new TSF footprint is sufficiently large to enable future lifts that could potentially add multiple decades of capacity beyond the current mine life. Both designs follow the centerline construction method, a proven approach recognized for its geotechnical stability.

In addition, sustaining capital of approximately $739 million is planned over the 20-year mine life, primarily allocated to ongoing equipment replacements, TSF raises, and other site infrastructure requirements.

Not included in the capital costs are long-term agreements associated with lease contracts for rail cars, bussing service to site and concentrate storage. These lease payments are included as a separate line item in the production schedule and cash flow summary in Table 22-1 and are included in the project NPV figures.

21.4 OPERATING COSTS

Operating costs were developed from first principles, using site historic costs as a basis for calibrating the operating cost models, for a LOM running from July 1, 2025 to 2045. This includes detailed estimates of personnel for all required roles/functions. The operating cost estimates presented in this section reflect detailed consumption models and current site data. The key unit-price and regulatory assumptions that underpin these costs, including diesel pricing, electricity rates, and carbon/OBPS treatment, are set out in Item 22.1 ("Assumptions").

Total LOM operating costs are summarized in Table 21-3.

Table 21-3: LOM Operating Costs Summary

Cost category	$ M	$/t
Mining	2,391	4.95
Processing	2,692	5.57
Administration	1,021	2.11
Transportation	388	0.81
Subtotal for on-site costs	**6,492**	**13.44**
Royalties	298	0.62
Treatment and refining	207	0.43
Selling and marketing	159	0.33
Total	**7,156**	**14.82**

Note: All unit rates including mining costs per tonne are shown per tonne of ore processed.

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TECHNICAL REPORT ON THE MOUNT MILLIGAN MINE

Over the LOM, operating costs are projected to average approximately $14.82/t of ore processed and the LOM, gold production costs are projected to average approximately $1,312/oz of gold sold. The all-in sustaining cost per ounce sold on a by-product basis (AISC) is estimated to average approximately $950/oz of gold sold over the LOM, which is lower than the average gold production cost per ounce, as copper and silver by-product revenue credits are anticipated to exceed sustaining capital expenditures.

21.5 MINE COSTS

Key inputs for the mining costs are labour, maintenance, fuel, drill and blast consumables, and third-party services. The mining costs are summarised by category in Table 21-4.

Table 21-4: Mining Costs by Category

Cost category	$ M	$/t mined
Labour	853	0.89
Maintenance	570	0.60
Fuel	526	0.55
Operating materials	217	0.23
Third party services	143	0.15
Electricity	36	0.04
General and other	46	0.04
Total	**2,391**	**2.50**

Note: Unit mining cost is calculated as total mining costs over the LOM divided by the total ore and waste tonnes mined.

Open pit mining at the Mount Milligan Mine will provide process plant feed at a nominal average rate of 60,000 tpd from year July 1, 2025 to year 2027, and 66,000 tpd from 2029 onwards. Mining costs over the expected open pit LOM are projected to average approximately $2.50/t of material mined. The major mining costs include labour, fuel and maintenance. Labour costs were estimated based on current labour rates and workforce levels with reference to historical trends and expectations for this size and complexity of operation. Fuel costs were built-up with reference to the expected consumption trends, size of the operating fleet and expected market price of fuel, including both diesel and renewable fuel. Maintenance costs were built-up based on a first principles cost model with reference to historical maintenance costs and current costs and with reference to the current and future equipment needs at site.

21.6 PROCESSING COSTS

The processing costs are estimated based on a process plant nameplate feed rate of 60,000 tpd for the years from July 1, 2025 to 2028, increasing to a higher throughput in 2029, and achieving target throughput of 66,300 tpd from 2029 onwards. As outlined in Item 17, an upgrade to the grinding and flotation circuits is planned for 2029, which is expected to increase the plant capacity to a target rate of 66,300 tpd, equivalent to approximately 24.2 Mt of ore processed per year. Overall plant availability is

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estimated to average approximately 94% over the LOM. It is expected that the unit processing cost per tonne of ore will remain generally consistent before and after the mill expansion. Key inputs for the processing costs are labour, grinding media, liners, maintenance materials and electricity as summarized in Table 21-5.

Table 21-5: Processing Costs by Category

Cost category	$ M	$/t
Electricity	622	1.29
Labour	527	1.09
Maintenance materials and supplies	496	1.03
Liners	319	0.66
Grinding media	318	0.66
Third party services	222	0.46
Reagents	147	0.30
Other	41	0.08
Total	**2,692**	**5.57**

Note: Unit cost is calculated based on material processed.

The LOM unit processing cost is projected to average approximately $5.57/t of ore processed. Major processing cost components include electrical power, labour, maintenance materials and supplies, liners and grinding media. Electrical power was estimated based on expected consumption and prevailing contract rates with the current utility provider. Labour costs were estimated based on current labour rates and workforce levels with reference to historical trends and expectations for the size and complexity of the operation. Consumable costs, including maintenance material and supplies, grinding media and liners were based on current contract pricing and historical consumption rates. Plant maintenance has been factored in for mechanical, electrical and instrumentation together with an allowance for outside contractors (included in third-party services) to perform major shutdowns.

21.7 ADMINISTRATION COSTS

Administration costs for the operation include site support services, camp operations, insurance, and general administrative expenses, and cover items not included in mining, processing, treatment, or transportation costs. These costs exclude any allocation of corporate G&A costs. Administration costs are presented by cost category in Table 21-6.

The total LOM administration cost is projected to average approximately $2.11/t of ore processed. On an annual basis, G&A costs are estimated to be approximately $54 million per year (prior to stepping down in final years of stockpile processing), totalling approximately $1.0 billion over the LOM. Major administration cost components include labour, third-party services, insurance, permits and property taxes. These costs were developed based on the past experience of the Mount Milligan Mine. Labour costs were estimated based on current and expected future labour rates and projected with required

Effective Date: June 30, 2025 Page 21-5

TECHNICAL REPORT ON THE MOUNT MILLIGAN MINE Effective Date: June 30, 2025 Page 21-6 workforce levels, referencing historical trends. Insurance, permits and property taxes were estimated based on prevailing rates with the current insurance providers and past data. Third-party service costs include costs associated with camp management, road maintenance and concentrate hauling services, site security services, environmental and other consulting and professional services and were estimated based on historical data and the projected scope of services required during the operation of the mine. Table 21-6: Administration Costs by Category Cost category $ M $/t Labour 335 0.69 Third party services and contractors 313 0.65 Insurance, permits and property taxes 173 0.36 Freight and supplies 62 0.13 Software and communications 61 0.13 Power and utilities 46 0.09 General and other 31 0.06 Total 1,021 2.11 Note: Unit cost is calculated based on material processed. 21.8 CLOSURE AND POST CLOSURE Reclamation and closure activities will start progressively after the end of production in 2045, with the majority of reclamation work to be completed by 2048, followed by ongoing tailings management costs and monitoring thereafter. Reclamation costs included in the cash flow analysis on the undiscounted and uninflated basis are approximately $96 million.

TECHNICAL REPORT ON THE MOUNT MILLIGAN MINE Effective Date: June 30, 2025 Page 22-7 22 ECONOMIC ANALYSIS 22.1 ASSUMPTIONS The economic analysis of the project was conducted using the following assumptions and basis: • Project economics are based on a valuation date of July 1, 2025. The economic assessment employs a discounted cash flow (DCF) approach, with cash flows assumed to occur at the mid-year of each period. The net present value (NPV) is calculated by discounting the LOM cash flows from July 1, 2025 through the end of LOM at a discount rate of 5%. • The mine life is estimated at 20 years, with mining activities scheduled from July 1, 2025 to 2042. Ore processing is scheduled from July 1, 2025 to 2045, including the final three years of processing ore from stockpiles. • All costs presented are in constant United States dollars as of July 1, 2025, with no price inflation or escalation factors applied. • The metal price assumptions for gold, copper, and silver, as well as the US dollar to Canadian dollar exchange rate, are based on market analyst consensus file aggregated by the Company, dated August 1, 2025. • Gold prices per troy ounce assumed for the purpose of this report: $3,205 in H2 2025, $3,263 in 2026, $3,078 in 2027, $2,928 in 2028, long-term price of $2,600 from 2029 through 2045. • Copper prices per pound assumed for the purpose of this report: $4.35 in H2 2025, $4.48 in 2026, $4.60 in 2027, $4.67 in 2028, long-term price of $4.30 from 2029 through 2045. • Silver prices per troy ounce assumed for the purpose of this report: $33.80 in H2 2025, $35.06 in 2026, $34.65 in 2027, $33.23 in 2028, long-term price of $35.00 from 2029 through 2045. • US dollar to one Canadian dollar exchange rates assumed for the purpose of this report: $1.39 in H2 2025, $1.38 in 2026, $1.37 in 2027, $1.36 in 2028, long-term exchange rate of $1.35 from 2029 through 2045. • Diesel fuel price assumed to average $0.93/litre delivered to site over LOM. The prices for diesel fuel at the Mount Milligan Mine are based on a supply agreement for weekly deliveries and priced at the Prince George rack rate. The Prince George rack rate is derived off the Ultra-Low Sulfur Diesel (ULSD) benchmark pricing. In addition, the diesel deliveries are exposed to the carbon tax levied on non-renewable fuel sources and subject to the British Columbia Output Based Pricing System (OBPS). It is estimated that over time more than 50% of annual fuel consumption will be sourced from renewable fuel sources. The use of renewable fuel sources will reduce the total tonnes of CO2 reportable under the OBPS. The

TECHNICAL REPORT ON THE MOUNT MILLIGAN MINE Effective Date: June 30, 2025 Page 22-8 mix of ULSD and renewable fuel sources will be optimized throughout the LOM to reduce the payable amount of carbon tax levied under the OBPS. • Electricity price over LOM is assumed to average CA$0.067/kWh and is based on the current and expected electricity rates paid by the Mount Milligan Mine. • Project cash flows include payments for the Streaming Agreement with Royal Gold, the Additional Royal Gold Agreement with Royal Gold and the H.R.S. Resources royalty. • H.R.S. Resources royalty is calculated at 2% of NSR on production from four specific mineral claims within the mining property boundary, collectively referred to as the Heidi Claims. • Royal Gold is entitled to receive free cash flow royalty payments from the Mount Milligan Mine calculated as 5% of the annual free cash flow (FCF) of the mine and increasing to 10% of the annual FCF over time, subject to certain delivery milestones (“Threshold Dates”) based on cumulative gold and copper shipments to Royal Gold from January 1, 2024 onwards. • Working capital for the mine is assumed not to change significantly over the LOM and is not modelled in this economic analysis. • No salvage values are assumed for the capital equipment at the end of mine life. • Transportation costs include delivery of copper concentrate to offtake customers. Concentrate from the mine site is trucked to a storage and loadout facility in Mackenzie and transferred onto railcars for transport to port storage facilities at the loading facility in North Vancouver. The mine has leased rail cars to ensure more reliable transport of concentrate to Vancouver. 22.2 TAXATION The determination of taxes involves significant estimation and judgment requiring a number of assumptions. The actual taxes payable will be subject to assessments by taxation authorities who may interpret tax legislation differently. The after-tax cash flow is based on management's best estimate of the probable outcome of these matters. After-tax NPV assumes amalgamation of various Canadian legal entities, including the subsidiary that owns Mount Milligan, to optimize tax deductions. 22.2.1 Corporation Income Taxes Based on the pricing assumptions noted above, the mine is not expected to pay Canadian federal and provincial corporate income taxes at the combined statutory rate of 27% for approximately four years following 2025. The deferral of corporate income tax liabilities during this period is primarily attributable

TECHNICAL REPORT ON THE MOUNT MILLIGAN MINE Effective Date: June 30, 2025 Page 22-9 to the availability of tax deductions, which are expected to offset taxable income. These deductions include: • Exploration and pre-production development expenditures allowed to be claimed discretionarily at 100% acceleration, limited to mine operating profit • Initial and sustaining capital expenditures generally allowed to be claimed discretionarily at 25%, limited to mine operating profit • Debt financing costs • Net operating loss carry-forward allowed for up to 20 years • Provincial mining taxes. Following the utilization of these deductions, the Mount Milligan Mine is expected to be subject to corporate income taxes at the statutory rate for the remaining LOM. 22.2.2 British Columbia Mining Taxes – Provincial The mine will be subject to the greater of two different taxes: either 2% tax on net current proceeds (net revenue less operating costs) or 13% tax on net revenue (net revenue less operating costs and capital expenditures). Additionally, to the extent the mine has previously paid the 2% tax on net current proceeds, this amount can be applied as a credit against the 13% tax on net revenue. Based on the pricing assumptions noted above, the mine is expected to pay the 2% net current proceeds tax for approximately five years following 2025 as there are sufficient deductions and credits during that period to offset the 13% tax on net revenue. In lieu of allowing a deduction of debt financing costs, the net revenue can be reduced by an investment allowance which is earned on expenditures incurred to the extent they have not yet been deducted. 22.3 LIFE-OF-MINE CASH FLOW FORECAST The net undiscounted cash flows for the Mount Milligan Mine from July 1, 2025 to the end of 2045 are estimated at $2,127 million, as presented in Table 22-1. The after-tax NPV of the LOM cash flow, discounted at 5% is estimated at $1,492 million.

TECHNICAL REPORT ON THE MOUNT MILLIGAN MINE Effective Date: June 30, 2025 Page 22-10 Table 22-1: Production Schedule and Cash Flow Summary (in millions of US dollars, unless otherwise indicated) Notes: 1. Ore processed tonnes includes the processing of stockpiled ore accumulated prior to July 1, 2025. 2. Recovery curve for the first 3 years (until 2029) is found in Item 16.5 and the recovery curve used for the remaining LOM is found in Item 13.4 3. Quantities of Mount Milligan metal sold are presented on a 100%-basis. 4. Gold and copper revenues include impact from the Mount Milligan streaming agreement with Royal Gold and the Additional Agreement. 5. Selling and marketing costs include ocean freight. 6. Unit cost LOM average. “Mt” refers to millions of tonnes; “koz” to thousands of ounces; “Mlb” to millions of pounds; “kdmt” to thousands of dry metric tonnes; and “NG” to non-GAAP financial measure. NOTE: Totals may not sum precisely due to rounding. LOM Total H2 2025 2026 2027 2028 2029 2030 2031 2032 2033 2034 2035 2036 2037 2038 2039 2040 2041 2042 2043 2044 2045 2046+ Assumptions Gold price ($/oz) 3,205 3,263 3,078 2,928 2,600 2,600 2,600 2,600 2,600 2,600 2,600 2,600 2,600 2,600 2,600 2,600 2,600 2,600 2,600 2,600 2,600 2,600 Copper price ($/lb) 4.35 4.48 4.60 4.67 4.30 4.30 4.30 4.30 4.30 4.30 4.30 4.30 4.30 4.30 4.30 4.30 4.30 4.30 4.30 4.30 4.30 4.30 Silver price ($/oz) 33.80 35.06 34.65 33.23 35.00 35.00 35.00 35.00 35.00 35.00 35.00 35.00 35.00 35.00 35.00 35.00 35.00 35.00 35.00 35.00 35.00 35.00 USD to CAD Exchange rate 1.39 1.38 1.37 1.36 1.35 1.35 1.35 1.35 1.35 1.35 1.35 1.35 1.35 1.35 1.35 1.35 1.35 1.35 1.35 1.35 1.35 1.35 Mine Production Ore mined (Mt) 480 12 23 22 28 28 26 36 32 21 22 33 37 36 25 28 31 30 10 - - - - Waste mined (Mt) 478 11 27 31 23 27 34 34 31 39 41 29 23 24 35 32 24 13 1 - - - - Total material mined (Mt) 958 22 49 53 51 55 60 70 63 60 63 62 60 60 60 60 55 44 11 - - - - Rehandle material moved (Mt) 246 1 3 2 0 4 10 4 4 14 11 6 4 4 4 8 4 4 43 49 48 20 - Total material moved (Mt) 1,205 24 52 55 52 59 70 74 67 74 74 68 64 64 64 68 58 47 53 49 48 20 - Strip ratio (Waste:Ore) 1.0 0.9 1.2 1.4 0.8 0.9 1.3 1.0 1.0 1.9 1.8 0.9 0.6 0.6 1.4 1.1 0.8 0.4 0.1 - - - - Processing Ore processed(1) (Mt) 483 11.4 21.6 21.6 21.9 23.8 24.2 24.2 24.2 24.2 24.2 24.2 24.2 24.2 24.2 24.2 24.2 24.2 24.2 24.2 24.2 19.7 - Gold feed grade (g/t) 0.28 0.33 0.34 0.33 0.43 0.35 0.34 0.33 0.31 0.27 0.30 0.30 0.30 0.27 0.24 0.26 0.34 0.29 0.25 0.13 0.12 0.16 - Copper feed grade (%) 0.16% 0.15% 0.16% 0.19% 0.15% 0.19% 0.17% 0.18% 0.20% 0.15% 0.15% 0.19% 0.22% 0.23% 0.16% 0.17% 0.19% 0.19% 0.12% 0.09% 0.08% 0.10% - Gold recovery (%)2 64.8% 63.6% 64.0% 64.5% 58.8% 66.2% 64.7% 67.0% 66.6% 63.5% 63.6% 65.1% 68.5% 69.9% 66.5% 66.7% 66.2% 69.0% 59.6% 58.7% 59.7% 58.0% - Copper recovery (%)2 78.0% 76.1% 76.3% 77.5% 72.8% 79.5% 77.7% 79.7% 79.8% 76.4% 76.6% 78.5% 81.5% 82.8% 78.6% 79.3% 79.5% 81.2% 72.6% 70.6% 71.1% 70.7% - Gold recovered (kozs) 2,860 76 153 149 179 178 170 173 161 134 148 151 160 146 126 133 176 157 118 60 54 58 - Copper recovered (Mlbs) 1,364 28 60 70 53 81 69 78 84 61 63 78 94 102 66 74 82 83 45 33 32 30 - Dry concentrate produced (kdmt) 3,104 78 164 192 117 178 152 172 187 135 138 172 208 226 147 164 182 184 100 73 70 66 - Gold payable produced (kozs) 2,791 74 150 145 175 174 166 169 157 131 145 147 156 142 123 129 172 153 116 58 53 56 - Copper payable produced (Mlbs) 1,282 26 55 65 50 76 65 73 79 57 59 73 88 96 62 70 77 78 42 31 30 28 - Metal Sales(3) Gold ounces sold (kozs) 2,791 74 150 145 175 174 166 169 157 131 145 147 156 142 123 129 172 153 116 58 53 56 - Copper pounds sold (Mlbs) 1,282 26 55 65 50 76 65 73 79 57 59 73 88 96 62 70 77 78 42 31 30 28 - Revenue Gold sales(4) ($M) 5,694 166 341 311 361 321 316 337 313 261 288 293 320 293 254 266 355 315 238 121 109 116 - Copper sales(4) ($M) 5,034 96 207 248 195 274 248 285 309 223 229 290 356 386 251 280 311 315 171 126 121 112 - Silver revenue ($M) 408 5 12 16 25 27 27 21 23 19 21 22 20 17 17 22 20 28 23 14 14 14 - Smelting and refining costs ($M) (207) (3) (6) (8) (6) (9) (9) (10) (11) (9) (9) (12) (15) (17) (11) (13) (15) (16) (9) (6) (6) (6) - Total revenue ($M) 10,929 264 553 567 574 612 583 633 634 494 528 593 681 680 511 555 671 643 423 254 237 237 - Unit Costs Gold production costs ($/oz) 1,312(6) 1,418 1,403 1,318 1,251 1,122 1,206 1,131 1,159 1,480 1,380 1,256 1,138 1,194 1,573 1,395 1,137 1,235 1,549 1,986 2,047 1,389 - Copper production costs ($/lb) 2.44(6) 2.25 2.25 2.30 2.32 2.13 2.36 2.15 2.20 2.80 2.60 2.42 2.15 2.24 2.95 2.61 2.12 2.31 2.89 3.71 3.82 2.59 - AISC on a by-product basisNG ($/oz) 950(6) 1,494 1,454 1,080 1,187 746 1,067 906 623 1,274 1,065 710 363 284 1,325 891 510 537 1,234 2,056 2,146 770 - Outflows Operating costs ($M) (6,492) (159) (325) (328) (321) (341) (344) (342) (344) (342) (345) (351) (354) (357) (347) (349) (343) (338) (274) (219) (219) (148) - Selling and marketing costs(5) ($M) (159) (5) (8) (10) (6) (9) (8) (9) (9) (7) (7) (9) (11) (11) (7) (8) (9) (9) (5) (4) (4) (3) - Royalties ($M) (298) (6) (9) (11) (13) (15) (9) (6) (13) (12) (7) (10) (14) (28) (30) (13) (16) (32) (27) (13) (4) (3) (7) Sustaining capital expenditures ($M) (739) (27) (80) (56) (73) (47) (75) (84) (44) (30) (26) (24) (29) (21) (25) (23) (24) (21) (12) (9) (6) (3) - Non-sustaining capital expenditures ($M) (186) (11) (9) - (40) - - - (63) (63) - - - - - - - - - - - - - Lease payments ($M) (99) (3) (5) (5) (5) (5) (5) (5) (5) (5) (5) (5) (5) (5) (5) (5) (5) (5) (3) (3) (3) (1) - Reclamation expenditures ($M) (96) - - - - - - - - - - - - - - - - - - - - - (96) Cash taxes ($M) (733) (2) (4) (5) (5) (5) (5) (39) (58) (14) (35) (60) (91) (89) (33) (54) (98) (87) (35) (2) (1) (11) - Total outflows ($M) (8,802) (213) (441) (414) (463) (422) (446) (486) (536) (474) (427) (459) (504) (511) (448) (453) (497) (492) (357) (250) (237) (169) (103) Net cash flow ($M) 2,127 51 113 153 111 189 137 147 98 20 102 134 177 169 63 102 174 151 66 3 1 68 (103) NPV @ 5% ($M) 1,492 - - - - - - - - - - - - - - - - - - - - - -

TECHNICAL REPORT ON THE MOUNT MILLIGAN MINE Effective Date: June 30, 2025 Page 22-11 22.4 SENSITIVITY ANALYSIS Table 22-2 summarises the sensitivities of the NPV discounted at 5% to ±5% and ±10% changes from the base case gold and copper prices, foreign exchange, capital expenditures and operating cost assumptions. Table 22-2: After-tax NPV5% Sensitivities to Changes in Assumptions Millions of US dollars1 -10% -5% PFS 5% 10% Gold price 1,280 1,386 1,492 1,597 1,701 Copper price 1,287 1,390 1,492 1,594 1,694 Canadian dollar 1,146 1,331 1,492 1,633 1,759 Capital expenditures 1,569 1,531 1,492 1,453 1,415 Operating costs 1,510 1,501 1,492 1,483 1,474 Note: 1. Sensitivities are assumed flat over LOM, flexed for each scenario, with the other assumptions the same as the PFS economics. The analysis indicates that NPV is most sensitive to variations in the US dollar to one Canadian dollar exchange rate, copper and gold prices, followed by capital expenditures whereas a change in operating costs has the least significant impact.

TECHNICAL REPORT ON THE MOUNT MILLIGAN MINE Effective Date: June 30, 2025 Page 23-1 23 ADJACENT PROPERTIES There are no adjacent properties relevant to the assessment of the Project.

TECHNICAL REPORT ON THE MOUNT MILLIGAN MINE Effective Date: June 30, 2025 Page 24-1 24 OTHER RELEVANT DATA AND INFORMATION There are no additional relevant data or information that should be included in this Technical Report.

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TECHNICAL REPORT ON THE MOUNT MILLIGAN MINE

25 INTERPRETATION AND CONCLUSIONS

Based on the information contained herein, the QPs, as authors of this Technical Report, offer the following interpretations and conclusions.

25.1 GEOLOGY AND MINERAL RESOURCES

The Mount Milligan deposit is categorized as a near-surface, tabular, alkalic copper-gold porphyry that is tilted and remains open down-dip to the west. Mineralization formed during two distinct events: an early gold and copper porphyry mineralization event and late stage HGLC event.

The procedures for drilling, sampling, sample preparation and analyses were determined to be appropriate for the type of mineralization and the estimation of Mineral Resources.

The effective date of the Mineral Resource Statement is June 30, 2025. Combined Measured and Indicated Mineral Resources, inclusive of Mineral Reserves, comprise 674.0 Mt at 0.28 g/t Au and 0.16% Cu containing 5,970 koz of gold and 2,357 Mlb of copper, and an Inferred Mineral Resource of 12.0 Mt at 0.28g/t Au and 0.11% Cu.

Table 25-1: Mineral Resource Statement, Mount Milligan Mine, June 30, 2025

Class	Mass (kt)	Au (g/t)	Cu (%)	Au (koz)	Cu (Mlb)
Measured	363,982	0.28	0.17	3,309	1,378
Indicated	310,110	0.27	0.14	2,661	979
Measured + Indicated	**674,092**	**0.28**	**0.16**	**5,970**	**2,357**
Inferred	12,056	0.28	0.11	110	30

Based on the verification of the drill hole database, and review of the geological interpretations, mineral resource block model, and 2025 reconciliation results, it is the opinion of the QP that the supporting data and geological interpretations are representative of the Mount Milligan deposit at the time of reporting, and that the 2025 Mineral Resource estimate has been estimated in conformity with CIM Estimation of Mineral Resource and Mineral Reserves Best Practices Guidelines (Nov 2019), and has been reported in accordance with the Canadian Securities Administrators' National Instrument 43-101.

25.2 MINING AND MINERAL RESERVES

Proven and Probable Mineral Reserves are estimated to total 483.2 Mt at 0.28 g/t Au and 0.16% Cu containing 4.42 Moz of gold and 1,749 Mlb of copper, effective June 30, 2025. This estimate was derived through the design of an ultimate pit, based on an optimized pit shell using metal prices of $1,800/oz gold and $3.75/lb copper and considering practical and achievable requirements for mining with existing equipment types and technologies. Table 25-2 summarizes the 2025 Mineral Reserve estimate.

Effective Date: June 30, 2025 Page 25-1

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TECHNICAL REPORT ON THE MOUNT MILLIGAN MINE

Table 25-2: Proven and Probable Reserves, Mount Milligan Mine

Mineral Reserve category	Tonnes (kt)	Gold (g/t)	Copper (%)	Contained gold (koz)	Contained copper (Mlb)
Proven	190,315	0.31	0.17	1,880	698
Probable	292,842	0.27	0.16	2,537	1,051
Total	**483,157**	**0.28**	**0.16**	**4,417**	**1,749**

The Mineral Reserve estimate has been prepared using industry standard best practise methodologies with the classification of Proven and Probable Mineral Reserves conforming to CIM definitions and NI 43-101 requirements. The Mineral Reserves estimate is based on metal prices of $1,800/oz gold and $3.75/lb copper, and a CA$:US$ exchange rate of 1.33.

Mining is conducted by a conventional drill-blast, load and haul approach, employing bench and berm design criteria. All waste rock is either used for TSF dam construction, stored within the TSF or contained in in-pit dumps. Where necessary, waste will be rehandled at closure to comply with environmental and regulatory requirements.

The mining operation will continue with a phased strategy to optimize operating cash flow. The 2025 LOM mine schedule considers pit mining from July 1, 2025 to 2042, and the processing of low-grade stockpiles from 2043 to 2045. The mine plan will deliver 483.2 Mt of mill feed at an average grade of 0.28 g/t Au and 0.16 % Cu. Waste rock tonnage from the phase designs will total 478.2 Mt of which 422.7 Mt is PAG material, 15.4 Mt is NAG and 40.2 Mt will be overburden/till. The LOM strip ratio is 1:1 (waste:ore).

The mine schedule shows peak ore and waste production of 70 Mtpa in 2031, excluding re-handling, with a LOM average of 54.7 Mtpa. The equipment fleet has been sized to deliver the scheduled mining volumes with fleet expansion and the replacement of trucks, a shovel and a grader included in the capital spending schedule.

25.3 MINERAL PROCESSING

Metallurgical recoveries are derived from operating results for the current process plant flowsheet configuration and factor in future upgrades to the ball mill and rougher cell circuit.

The 2025 LOM update assumes that an average 60 ktpd process plant throughput will be achieved from 2025 to 2028, consistent with current operation and within permit limits. From 2029 onwards, the LOM update assumes that an average of 66.3 ktpd process plant throughput will be achieved. Improvements to the ball mill capacity by converting the liners to a grate discharge and related upgrades to the ball mill motors will support the increased throughput. Additional upgrades to the rougher flotation circuit by the addition of one StackCell® upstream of each rougher flotation train will increase overall residence time and metal recovery.

Effective Date: June 30, 2025 Page 25-2

TECHNICAL REPORT ON THE MOUNT MILLIGAN MINE Effective Date: June 30, 2025 Page 25-3 Advanced process control solutions are being trialled and other planned operational and maintenance improvement initiatives have been completed or are in progress. 25.4 MINE INFRASTRUCTURE 25.4.1 Tailings Storage The existing TSF at the Mount Milligan Mine is designed to store tailings solids and PAG and oxide/weathered waste rock materials in designated areas. The TSF embankment is constructed using open pit overburden and NAG waste rock materials. At the proposed final crest elevation of 1,121 masl, the maximum embankment height will be approximately 100 m at the South Dam across King Richard Creek valley. The current constructed height at the South Dam is approximately 71 m. Construction of each of the embankment stages is scheduled to correspond with material availability from the mine pit and the projected rate of rise of tailings being stored. Construction of the Stage 1 TSF and ancillary facilities commenced in December 2010 and was substantially completed in July 2013 to allow for operations to discharge tailings into the impoundment. Stage 12, to elevation 1,095 m, is planned for 2026 with Stages 13 to 19 planned as annual raises based on the current mine schedule and planning. A second proposed TSF (TSF #2), located immediately north of the existing TSF, is designed to store an additional 262 Mt (11.5 years) of tailings and 40 Mt of PAG and oxide/weathered waste rock materials in designated areas. Construction of the TSF #2 starter embankment and ancillary facilities is expected to commence in 2032 and be substantially completed in 2034 to allow for operations to discharge tailings into the impoundment. TSF design was completed in accordance with the Health, Safety, and Reclamation Code (HSRC) for mines in British Columbia and Guidance Document (EMLI, 2024) with consideration for the CDA Dam Safety Guidelines. The dam design, construction and planned raises use conventional technology and methods. The TSFs have been sized and developed considering the design criteria (flood and seismic) outlined in the HSRC for mines in British Columbia Code. The results of the stability analyses satisfy the minimum requirements for the Factor of Safety (FOS) and indicate that the proposed design is acceptable to maintain both short-term (operational) and long-term (post closure) stability. The combined tailings storage capacity as presented in this report, including the technical, environmental, social and legal assumptions, are sufficient to support the Mineral Reserve estimate.

TECHNICAL REPORT ON THE MOUNT MILLIGAN MINE Effective Date: June 30, 2025 Page 25-4 25.4.2 Water Management Mount Milligan Mine was designed to prevent discharge of surface contact water from the mine to the receiving environment. Natural water inputs to the site, within the site catchment, such as precipitation and runoff, are managed within the site and recycled for operational use, where feasible. The Mine requires approximately 4–10 Mm3 of makeup water per year depending on climatic inputs to the water balance to meet its operational requirements. Makeup water is sourced from existing and permitted long-term water sources which include a combination of groundwater from the Lower Rainbow Valley Well Field, wells internal to the Mine and TSF, the Philips Lake aquifer (permit application under review), and the Meadows Well Field. Permitted surface water sources consist of Rainbow Creek and Philips Lake #1, and annual surface runoff and freshet. Water source locations are both within the Mines Act Permitted Mine Area and tenured through Licences of Occupation held by Mount Milligan outside the Permitted Mine Area. Mount Milligan Mine became subject to the Metal and Diamond Mining Effluent Regulations (MDMER) in November 2021 in connection with seepage from its TSF potentially bypassing the collection system, as anticipated in the Environmental Assessment. Four Final Discharge Points (FDPs) were registered in March 2022, with seepage reaching Meadows, Alpine, and Rainbow creeks. To date, Environmental Effects Monitoring (EEM) has concluded that no adverse biological effects from seepage have been identified. The next EEM study design is due by March 2026, with Phase 2 reporting by November 2027. 25.4.3 Camp and Accommodation The permanent camp is housed in a multi-level modular structure comprising 282 individual-type dormitories in two wings augmented by an overflow camp for accommodating contractors and construction crew comprising 120 individual-type dormitories. A permanent camp expansion is planned and will include 50 jack-and-jill style dormitories near the main permanent camp, sharing dining, recreational and medical facilities with the main camp. 25.4.4 Roads and Electrical Power Access roads and grid electrical power are established at the mine site and no changes are planned for the remaining LOM. 25.5 ENVIRONMENTAL AND SOCIAL Mining and mineral exploration activities are part of the social fabric of the Nechako plateau region where the Mount Milligan Mine is situated. The government authorizations held by Mount Milligan Mine followed rigorous and robust regulatory processes. These processes involved review by numerous ministries and agencies as well as indigenous nations and local communities. A Socio-Economic

TECHNICAL REPORT ON THE MOUNT MILLIGAN MINE Effective Date: June 30, 2025 Page 25-5 Agreement with the McLeod Lake Indian Band, and an Impact Benefit Agreement with Nak’azdli Whut’en are in place. Both agreements commit the mine to the provision of financial payments. 25.5.1 Environmental Conclusions In 2025, Mount Milligan Mine submitted a combined Environmental Assessment Act, Mines Act, and Environmental Management Act amendment application to extend the LOM by approximately seven years to 2035. The application included an environmental assessment for proposed changes supported by a decade of environmental monitoring data gathered through operations, in addition to environmental studies completed to support the application. At the time of writing, the application is under review by the BC Government with approvals expected to be received in Q4 2025. To support the environmental assessment required for permitting the LOM plan, new environmental studies will be required. Field work to complete the environmental studies are planned to commence in 2026. The top physical risks identified for Mount Milligan Mine include wildfires, drought, severe storms, and extreme cold. The top transition risks include policy for carbon pricing and compliance to Canadian Clean Fuel Regulations and Low-Carbon Fuel Standards. 25.5.2 Social Conclusions Centerra is committed to continuing to build and maintain long-term, positive relationships with indigenous nations potentially affected by the Mount Milligan Copper-Gold Mine. The company promotes on-going communication, the sharing of information in an open, collaborative, and respectful manner, and values the incorporation of feedback from indigenous nations and local communities. Also important is the extension of existing and emerging sustainable economic benefit opportunities that would align with the values and goals of indigenous nations and local communities. 25.5.3 Mine Closure Mine closure and reclamation planning for the proposed Mount Milligan expansion is being advanced in accordance with the regulatory requirements of the Mines Act, Environmental Management Act, and associated guidance documents issued by the BC Ministry of Mining and Critical Minerals and the BC Ministry of Environment and Parks. The closure plan also aligns with the Health, Safety and Reclamation Code for Mines in BC . A conceptual closure and reclamation plan has been prepared to address the expanded project footprint. This plan builds upon the current authorized closure framework and incorporates the additional infrastructure and disturbed areas associated with the expansion, including new pit phases, WRSFs, and the new TSF.

TECHNICAL REPORT ON THE MOUNT MILLIGAN MINE Effective Date: June 30, 2025 Page 25-6 The mine closure plan is preliminary and will be further refined during the Feasibility Study phase. It will also be reviewed and revised periodically throughout operations in accordance with the requirements of Mines Act Permit M-236. 25.6 CAPITAL AND OPERATING COSTS Total LOM costs are estimated at $8.1 billion, including $0.9 billion for capital expenditures and $7.2 billion in operating costs. Sustaining capital is estimated to be $739 million and non-sustaining capital $186 million. Total mining capital is estimated at $406 million, plant and TSF construction $485 million, and G&A for site improvements $34 million. Operating costs are estimated at $13.44/t on site plus $1.38/t for royalties, smelting and refining TcRc’s, and sales and marketing. Mining and processing costs are estimated at $10.52/t, G&A $2.11/t and transportation costs for supplies and concentrate $0.81/t. 25.7 ECONOMIC ANALYSIS The 20-year operating life includes three years of stockpile processing after cessation of mining. All costs presented are in constant US dollars as of July 1, 2025, with no price inflation or escalation factors applied. Metal prices applied to the cash flow model are consensus pricing through 2028, then long-term pricing for the LOM, detailed below: • Gold prices per troy ounce range from $3,205 in H2 2025, to $2,928 in 2028, followed by a long-term price of $2,600 from 2029 through 2045. • Copper prices per pound range from $4.35 in H2 2025 to $4.67 in 2028, followed by a long-term price of $4.30 from 2029 through 2045. • Silver prices per troy ounce range from $33.80 in H2 2025 to $33.23 in 2028 followed by a long-term price of $35.00 from 2029 through 2045. • US dollar to one Canadian dollar exchange rates range from $1.39 in H2 2025 to $1.36 in 2028 followed by a long-term exchange rate of $1.35 from 2029 through 2045. • Key consumable assumptions are based on the current agreements and current rates paid by the Mount Milligan Mine and include $0.93/L diesel fuel cost and $0.067/kWh electricity cost. • Freight and transportation costs are based on the current and expected rates paid by the Mount Milligan Mine for ocean freight and transportation.

TECHNICAL REPORT ON THE MOUNT MILLIGAN MINE Effective Date: June 30, 2025 Page 25-7 The LOM all-in sustaining cost per ounce sold, on a by-product basis, before taxes is estimated at $950/oz gold sold. This is a non-GAAP financial performance measure. The net undiscounted cash flows for the Mount Milligan Mine from July 1, 2025 to the end of 2045 are estimated at $2,127 million, as presented in Table 22-1. The after-tax NPV of the LOM cash flow, discounted at 5% is estimated at $1,492 million. A sensitivity analysis indicates that NPV is most sensitive to variations in the US dollar to one Canadian dollar exchange rate, copper and gold prices, followed by capital expenditures whereas a change in operating costs has the least significant impact. 25.8 RISKS AND MITIGATIONS Throughout the various Items of this Report, risks are discussed. Table 25-1 presents a summary of the six key risks that could have a material effect on the Mount Milligan Mine if not mitigated effectively. The Mount Milligan site is impacted by several additional risks, both specific to the operation as well as to the industry in general. The management of these and the identified key risks are undertaken as part of a broader risk management program detailed on Table 25-3.

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TECHNICAL REPORT ON THE MOUNT MILLIGAN MINE

Table 25-3: Key Mount Milligan Risks

Risk category	Risk description	Risk rating	Mitigation strategy
Permitting and Approvals/ Regulatory	Delay or non-compliance with permits resulting in fines, penalties, loss of permits, production interruptions and increased costs.	Priority Attention	• Developed and commenced implementing a formal plan outlining timelines and requirements. Dedicated resources to be hired to focus on permitting and compliance.
Environment	Ineffective tailings dam management resulting in loss production reductions or interruptions, reputational damage, and severe long-term environmental degradation.	Priority Attention	• Third party independent annual reviews of dam structure and management practices. • Dam construction maintains the required freeboard for designed maximum inflow of water. • Follow requirements of the TSF, Operating, Maintenance, and Surveillance Manual.
Social Performance (community relations / Indigenous Peoples)	Relationships with local communities including indigenous groups resulting in possible operational disruption and/or delayed or denied permits.	Priority Attention	• Planning consultation workshops in 2026; including the FNs in baseline activities. • Support new and existing training and community development programs that engage and provide benefits for local groups. • Mandatory indigenous cultural diversity training for all employees.
Mining / Geotechnical	Mines Acts regulation prevents extended activities under an active dump run out zone. Pit slopes required to be flattened further with outcome of site geotechnical drilling.	Active Management Required	• Careful management of mine planning based on updated run out analysis and dump designs • Slopes have already been flattened by two degrees; additional geotechnical drilling planned in 2026+
Process	Reduced life of (major) wear components such as pinion bearings, pump impellors, crusher liners, etc.	Active Management Required	• Collaboration with vendors to increase wear life; increased maintenance reviews and planning
Supply Chain (contracts, procurement, logistics)	Inability to transport concentrate due to railroad operational issues, rail/port labour strikes and/or blockades.	Active Management Required	• Monitoring of emerging issues. • Leased 115 rail cars and lids. • Expanded Mackenzie rail line to accommodate additional rail cars. • Added additional concentrate storage at site to compensate for service delays. • Signed contractual arrangements with railroad company to ensure service and rates. • Contingency plan developed including alternative storage and transportation.

RISK RATINGS:	Priority Attention	Active Management Required	Diligent Monitoring	Monitor / Manage as Appropriate

25.8.1 Ongoing Management of Risk

The Mount Milligan Mine participates in the Centerra Enterprise Risk Management (ERM) program which has been implemented to ensure risk-informed decision making throughout the organization. The program is based on leading international risk management standards such as ISO 31000 as well as industry best practice. Site management teams, at each operation and project, are responsible for identifying, assessing, treating, and monitoring risk. These risks and their mitigation action plans are

Effective Date: June 30, 2025 Page 25-8

TECHNICAL REPORT ON THE MOUNT MILLIGAN MINE Effective Date: June 30, 2025 Page 25-9 recorded in a site risk register. Efforts are coordinated by appointed “Risk Champions” who facilitate the process to ensure consistency and continuity. The Centerra Risk & Insurance Team, based at the Centerra corporate head office, is responsible for providing the requisite tools, guidance, oversight, and strategic direction for the ERM program. The risk management program at Centerra considers the full LOM cycle from exploration through to closure. All aspects of the operation, the surrounding environment and stakeholders are considered when identifying risks. As such, the program encompasses a broad range including technical, financial, commercial, social, reputational, environmental, health and safety, political and human resources related risks.

TECHNICAL REPORT ON THE MOUNT MILLIGAN MINE Effective Date: June 30, 2025 Page 26-1 26 RECOMMENDATIONS The following recommendations are provided by the various QPs, segmented by subject matter. Mount Milligan is an operating mine and operations will continue irrespective of the adoption of recommendations made herein. The following recommendations are mostly minor improvement projects and will be costed and incorporated into Department Head budgets in the regular course of operations. Major capital projects are itemized in Item 21. 26.1 EXPLORATION The Mount Milligan deposits are categorized as tilted tabular silica-saturated alkalic copper-gold porphyry deposits, that remain open down-dip to the west. It is recommended that mineral exploration continue targeting both mineralization styles that have been identified with the Mount Milligan deposit, early-stage gold and copper porphyry and late-stage HGLC. These two mineralization styles are zonal, overlapping, and require different strategies in exploration to expand economically viable mineralization in several directions including the western down-dip extension of the main mineralization trend, and to the north-northeast to south-southwest along the strike of the main porphyry and parallel porphyry trends. High priority brownfield exploration and infill targets for resource growth should be along the western margin of the updated resource shells, including the Goldmark, North Slope, Saddle West and Boundary zones. Successful results in these areas may result in future pit wall pushbacks to the west, which will concurrently allow for expansion at depth below the current operations. This is evident from the recent exploration drill results, that show both shallow and deep gold ± copper mineralization below the current ultimate pit boundary (e.g. DWBX, MBX footwall zones), as well as along the ultimate pit margins to the west (e.g. Goldmark, DWBX, North Slope zones), to the east (e.g. Great Eastern zones), to the north (e.g. Oliver zone), and to the south (e.g. South Boundary and Rainbow Extension zones). These zones form stacked, parallel, and overlapping porphyry trends that have potential for future Mineral Resource expansion. Additional greenfield exploration work is recommended to advance near surface porphyry targets in the Mount Milligan district and adjacent properties. Recommended additional geophysics surveys include airborne mobile magneto-telluride (MT) surveys and detailed ground IP surveys, regional geochemistry surveys including stream sediment sampling as well as soil and till sampling grids, regional data compilation, and ongoing helicopter supported diamond drilling programs. Budgets for programs over the next three years should be on par with Centerra-TCM programs in recent years (2021–2025). Annually, these budgets have been in the range of $7–10 million comprising diamond drilling (30,000–55,000 m), geophysics programs (15–60 line-km IP surveys and other

TECHNICAL REPORT ON THE MOUNT MILLIGAN MINE Effective Date: June 30, 2025 Page 26-2 surveys), geochemical sampling, and development of a comprehensive 3D exploration model and drilling database that compiles lithology, alteration, mineralization, structural, geochemical, and geophysical information. Ongoing advancement of the 3D geology and exploration models for both the Mount Milligan deposit and the Mount Milligan greenfield district are recommended to improve understanding of the geometry of the deposit from fault block to fault block, to find extensions of known mineralization that could potentially be added to resources and reserves, and to guide future discoveries. 26.2 RESOURCE ESTIMATION The QP recommends that Centerra evaluates the following potential changes to the block modelling methodologies: • Evaluate the spatial continuity of copper and gold grades independently for each domain. • Incorporate the 100 (shell) domain into existing or reinterpreted domains. • Review the resource categorization methodology in conjunction with search estimate parameters. • Apply more focus on structural trends in domain wireframe reinterpretation. • Analyze the distribution of deleterious minerals for potential negative effects. 26.3 WATER MANAGEMENT Continue to monitor water supply, storage and use very closely to minimize potential process plant downtime due to lack of water. Continued operation of the Seepage Management and Recycling System to mitigate the volume of residual seepage from the existing tailings storage facility, as it has to date. 26.4 MINE PLANNING AND OPERATIONS Recommendations for improved mine planning and mine operations, which costs will be captured in Operations, include: • Refine mine designs and mining sequence to minimize projected interferences between haul ramps and active mining. This may require modifying internal pushback limits, widening of geotechnical berms and adjusting the mining schedule. • Develop more detailed in-pit waste dump designs and mine plans to ensure that extended activities are not carried out in the run-out zones of active dumps. Review final waste dump volumes, density and closure requirements. • Evaluate strategies for stockpiling and blending to maximize fleet productivity and metallurgical recoveries.

TECHNICAL REPORT ON THE MOUNT MILLIGAN MINE Effective Date: June 30, 2025 Page 26-3 • Evaluate opportunities to further improve mining efficiencies and productivity including the application of automation and machine learning. • Continue to investigate dilution, ore loss and reconciliation results as related to mining and milling performance. • Design and execute a field program to further characterize the rock mass and permeability in the western extension and at depth of the MBX and Southern Star pit areas. Recommendations of non-sustaining capital expenditure for the mining operation have been tabulated on Table 21-2. 26.5 PROCESSING AND METALLURGY Recommended activities for process plant improvement are as follows: • Advance engineering related to the ball mill conversion and the stack cell installation to a Feasibility Study level of engineering and begin ordering long lead equipment. • Advance the rougher circuit upgrade independently of the ball mill modification to enable StackCell® installation before 2029. The benefits of increased residence time to the process plant do not solely rely on the increased throughput of the ball mill modification. • Conduct trial of magnetic conditioning technology such as Metso ProFlote™ in the first cleaner scavenger circuit. Benchmark information from the vendor projects a 10% reduction in tailings losses of concentrate in the applicable installation stream where the metallurgy is suitable, which is to be confirmed by test work or trials. • Complete grate discharge liner conversion simulation to optimize design for the Project. • Conduct a material handling study for the design of bins, chutes, conveyors, and storage bins to reduce bottlenecks in the SAG mill feed. • Confirmatory testwork to be conducted on the ore at the pit extension for flotation performance to validate the assumptions that the grade distribution is not significantly different compared to the existing pit. • Confirmatory testwork to be conducted on the ore at the pit extension for crushing and grinding characterization to validate the assumptions that the comminution performance is not significantly different compared to the existing pit. • Soil resistivity testing recommended to complete an electrical grounding study.

TECHNICAL REPORT ON THE MOUNT MILLIGAN MINE Effective Date: June 30, 2025 Page 26-4 • Review of process water distribution in the process plant and confirm that the overall process water availability is suitable for the planned increase in throughput, where flow increases are required. • Third party audit of assay lab procedures and performance to identify opportunities to reduce variability in assay results and improve quality control • Laboratory ICP was added in 2025. Integrate its used into the laboratory QA/QC program and operating procedures. Recommendations of non-sustaining capital expenditure for the process plant modifications have been tabulated on Table 21-2 26.6 INFRASTRUCTURE 26.6.1 Tailings Storage Facility, Water Management, and Water Balance The recommendations for progressing the design of the TSFs and site water management systems include the following: • Continued collection site climate and hydrology data to support the development of an updated hydrometeorology report. • Conduct site investigations to define the foundation conditions of TSF #2 and ancillary facilities, identify potential seepage pathways or risks to embankment stability, and to support updates to the site characterization report. • Conduct geotechnical testwork on tailings, namely cyclone sand underflow and overflow to confirm geotechnical classification of the materials, strengths and permeabilities, as well as settling and consolidation characteristics. • Further development and refinement of a combined (TSF# 1 and 2) site-wide water balance, including assessment of variable climate inputs, year-over-year climate impacts, and climate change. • Establish a long-term water supply source capable of meeting external water supply demands during variable climate conditions based on the results of the updated site wide water balance. • Verify suitability and availability of TSF embankment and ancillary facility construction materials from the open pit and existing borrows. • Complete a dam breach and inundation study for TSF #2 and its seepage collection ponds to determine the dam hazard classifications and to satisfy the HSRC requirements. • Further development and refinement of the TSF designs, operational strategy, and construction schedule based on the outcomes of the above recommendations.

TECHNICAL REPORT ON THE MOUNT MILLIGAN MINE Effective Date: June 30, 2025 Page 26-5 • Refine the TSF closure plans and designs, pond decommissioning designs, and strategy for closure. 26.7 ENVIRONMENTAL AND SOCIAL CONSIDERATIONS A comprehensive environmental and social review will be undertaken in the fourth quarter of 2025 to develop detailed environmental study and permitting plans. The review will include updated baseline studies on water quality, fish and aquatic habitat, archaeology, wildlife movement, etc. to ensure that cumulative effects are fully understood and mitigated. Use of best-available technologies for tailings management and progressive reclamation planning will be critical to minimize long-term risks. From a social perspective, proactive and transparent engagement with Indigenous Nations and local communities must guide project design and decision-making. This includes respecting existing agreements, supporting community-led environmental monitoring, and identifying opportunities for local employment, training, and contracting. Building on clear benefit-sharing mechanisms, alongside adaptive management plans that respond to community concerns, will help ensure the expansion contributes positively to both regional sustainability and trust-based relationships.

TECHNICAL REPORT ON THE MOUNT MILLIGAN MINE Effective Date: June 30, 2025 Page 27-1 27 REFERENCES The following documents were referenced in the preparation of this document. Alex G. Doll Consulting Ltd., 2022. Technical Memorandum: Mount Milligan – Ball mill motor expansion options. Prepared for Centerra Gold Inc., February 22, 2022. Barnett, C.T. and Kowalczyk, P.L., 2008. Airborne electromagnetics and airborne gravity in the QUEST Project area, Williams Lake to Mackenzie, British Columbia (parts of NTS 093A, B, G, H, J, K, N, O; 094C, D); in Geoscience BC, Summary of Activities 2007, Geoscience BC, Report 2008-1, pp. 1–6. Barrie, C.T., 1993, Petrochemistry of Shoshonitic Rocks Associated with Porphyry Copper-gold Deposits of Central Quesnellia, British Columbia, Canada; Journal of Geochemical Exploration, v. 48, pp. 225-233. Bellefontaine, K., 1989, Tectonic evolution of Upper Proterozoic Ingenika Group, north-central British Columbia (94C/12); in Geological Fieldwork 1988, B.C. Ministry of Energy, Mines and Petroleum Resources, Paper 1989-1, pp. 221-226. Bissig, T., 2010, Alkalic porphyry Cu-Au deposits: a BC specialty. 2010 annual PDAC conference, Toronto, ON. http://www.geosciencebc.com/i/pdf/Presentations/PDAC2010/PDAC2010_Bissig.pdf Branson, T. and Voordouw, R., 2016, 2015 Drilling Report on the Mt. Milligan Northwest Claim Group: Prepared for Terrane Metals Corporation, 314pp. Centerra Gold, Inc., Technical Report on the Mount Milligan Mine, effective December 31, 2019. Centerra Gold, Inc., Technical Report on the Mount Milligan Mine, effective date December 31, 2021, November 7, 2022 DeLong, R. C., 1996, Geology, alteration, mineralization and metal zonation of the Mt. Milligan porphyry copper-gold deposits, M.Sc. Thesis: Vancouver, B.C., University of British Columbia: 140 pp. DeLong, R. C., Godwin, C. I., Harris, M. W., Caira, N. M., and Rebagliati, C. M., 1991, Geology and Alteration at the Mount Milligan Gold-Copper Porphyry deposit, central British Columbia (93N/1E) in Geological Fieldwork, 1990, B.C. Ministry of Energy, Mines and Petroleum Resources, Paper 1991-1, pp. 199-206. Devine, F. A. M, Chamberlain, C.M., Davies, A.G.S, and Friedman, R., 2014. Geology and district-scale setting of tilted alkalic porphyry Cu-Au mineralization at the Lorraine deposit, British Columbia. Economic Geology, 109, pp. 939-977. Deyell, C.L. and Tosdal, R.M., 2004, Alkalic Cu-Au deposits of British Columbia: Sulfur isotope zonation as a guide to mineral exploration. British Columbia Geological Survey Geological Fieldwork Paper 2005-1 pp. 191-208 Ferri, F., 1997, Nina Creek Group and Lay Range Assemblage, north-central British Columbia: Remnants of late Paleozoic oceanic and arc terranes; Canadian Journal of Earth Sciences, Volume 34, pp. 854-874. Ferri, F., 2000, Devono-Mississippian felsic volcanism along the western edge of the Cassiar Terrane, north-central British Columbia (NTS 93N, 94C and 94D): in Geological Fieldwork 1999, B.C. Ministry of Energy and Mines, Paper 2000-1, pp. 127-146. Ferri, F. Melville, D.M., and Orchard, M.J., 1994. Bedrock geology of the Germansen Landing - Manson Creek area, British Columbia (94N/9, 10, 15; 94C/2). British Columbia Ministry of Mines and Petroleum Resources Bulletin 91, 148 pp. Fugro Airborne Surveys Corp, 2008, Basic EM Interpretation Report, Airborne Magnetic and HeliGEOTEM II Survey, Mount Milligan, British Columbia, Job 08029: Prepared for Terrane Metals Corp, 24 pp. Galloway, J. D., 1931, Placer-Mining in British Columbia. British Columbia Department of Mines Bulletin No.1, 123 pp.

TECHNICAL REPORT ON THE MOUNT MILLIGAN MINE Effective Date: June 30, 2025 Page 27-2 Garnett, J. A., 1978. Geology and mineral occurrences of the southern Hogem Batholith. British Columbia Ministry of Mines and Petroleum Resources Bulletin 70, 75 pp. Geotech Limited, 2009, Helicopter-borne Z-Axis Tipper Electromagnetic (ZTEM) and Aeromagnetic Survey, Mt. Milligan Test Block; Geoscience BC, Report 2009-7, 51 p. Heberlein, D.R., 2010, An Assessment of Soil Geochemical Methods for Detecting Copper-Gold Porphyry Mineralization through Quaternary Glaciofluvial Sediments at the WBX-MBX and 66 Zones, Mt. Milligan, North-Central British Columbia, Geoscience BC, Report 2010-08, 75pp. Hermiston, C., 2009, Logistical Report for Terrane Metals Corp., 2DIP and 3DIP Surveys on the Mount Milligan Property, Survey Flown by SJ Geophysics Ltd.: Prepared for Terrane Metals Corp., 11p. Holliday, J. R., & Cooke, D. R., 2007, Advances in geological models and exploration methods for copper ± gold porphyry deposits: In Proceedings of exploration, Vol. 7, pp. 791-809. Jago, C.P., 2008, Metal- and alteration-zoning, and hydrothermal flow paths at the moderately tilted, silica-saturated Mt. Milligan Cu-Au alkalic porphyry deposit: Unpublished M.Sc. thesis, Vancouver, University of British Columbia, 210 pp. Jago, C. P., and Tosdal, R. M., 2009, Distribution of Alteration in an alkalic porphyry copper-gold deposit at Mount Milligan, central British Columbia (NTS 094N/01); in Geoscience BC Summary of Activities 2008, Geoscience BC Report: 2009-1, pp. 33-48 Jago, C.P., Tosdal, R.M., Cooke, D.R. and Harris, A.C., 2014. Vertical and lateral variation of mineralogy and chemistry in the Early Jurassic Mt. Milligan alkalic porphyry Au-Cu deposit, British Columbia, Canada. Economic Geology, 109, pp.1005-1033. Knight Piésold Ltd., 2025, Mount Milligan Mine – 2045 Life of Mine Open Pit Slope Design Recommendations: Prepared for Thompson Creek Metals Company Inc. Lang, J. R., Lueck, B., Mortensen, J. K., Russell, J.K., Stanley, C. R., and Thompson, J.F.H., 1995, Triassic-Jurassic Silica-Undersaturated and Silica-Saturated Alkalic Intrusions in the Cordillera of British Columbia: Implications for Arc Magmatism: Geology, v. 23, pp. 451-454. Lang, J. R., Stanley, C. R., and Thompson, J. F. H., 1995. Porphyry copper-gold deposits related to alkalic igneous rocks in the Triassic-Jurassic arc terranes of British Columbia. Arizona Geological Society Digest, 20, pp. 219- 236. Logan, J.M. and Mihalynuk, M.G., 2014, Tectonic controls on early Mesozoic paired alkaline porphyry deposit belts (Cu-Au±Ag-Pt-Pd-Mo) within the Canadian Cordillera. Economic Geology, v. 109, pp.827-858 Lustig, G., 2007, Technical Report on the Mt. Milligan Project, Omenica Mining District, British Columbia: Prepared for Terrane Metals Corp., 80 p. Martinez Del Pino, E., and Eadie, T., 2010, Titan-24 DC/IP/MT Survey Geophysical Report Mt. Milligan Project British Columbia: Prepared for Terrane Metals Corp, 227 pp. Maxwell Geoservices, Database Compilation Summary, Terrane Metals SQL Database, Unpublished Consultants Report to Terrane Metals Corp. Melis Engineering Ltd., 1990-08, Pre-Feasibility Study. Metso Outotec. Mill Mechanical Evaluation: Thompson Creek Metals Company – Mt Milligan, 24' DIA x 41' LONG Ball Mill. Prepared for Centerra Gold Inc., Report No. 240429-ESC, Job No. E.000737, January 2023. Micko, J., Tosdal, R. M., Bissig, T., Chamberlain, C. M., and Simpson, K. A., 2014, Hydrothermal alteration and mineralization of the Galore Creek alkalic Cu-Au porphyry deposit, northwestern British Columbia, Canada: Economic Geology, v. 109, pp. 891–914. Mihalynuk, M.G., Nelson, J., Diakow, L.J., 1994, Cache Creek Terrane entrapment: oroclinal paradox within the Canadian Cordillera: Tectonics, v. 13, pp. 575–595.

TECHNICAL REPORT ON THE MOUNT MILLIGAN MINE Effective Date: June 30, 2025 Page 27-3 Mihalynuk, M.G., Erdmer, P., Ghent, E.D., Cordey, F., Archibald, D.A., Friedman, R.M., and Johannson, G.G., 2004, Coherent French Range blueschist: subduction to exhumation in <2.5 m.y.? Geological Society of America Bulletin, v. 116, pp. 910-922. Mortensen, J.K., Ghosh, D.K., and Ferri, F., 1995. U-Pb geochronology of intrusive rocks associated with copper-gold porphyry deposits in the Canadian Cordillera. In: Canadian Institute of Mining and Metallurgy, special volume 46, pp. 142-158. Mount Milligan Mine StackCell® Pilot Testing, Eriez Report 222105-RPT-000, August 29, 2023 Nelson, J., Bellefontaine, K., Green, K., and Maclean, 1991, Regional geological mapping near the Mt. Milligan Copper-Gold Deposit. In: Geological Fieldwork, 1990, British Columbia Ministry of Energy, Mines and Petroleum Resources, Paper 1991-1, p. 89-110. Nelson, J. L., and Bellefontaine, K. A., 1996, Geology and Mineral Deposits of North-Central Quesnellia; Tezzeron Lake to Discovery Creek, Central British Columbia: British Columbia Ministry of Energy, Mines and Petroleum Resources Bulletin 99, 115 pp. Nelson, J.L., Colpron, M., and Israel, S., 2013, The Cordillera of British Columbia, Yukon and Alaska: tectonics and metallogeny, In: Colpron, M., Bissig, T., Rusk, B.G. and Thompson, J.F. (Eds.), Tectonics, Metallogeny and Discovery: The North American Cordillera and Similar Accretionary Settings. Society of Economic Geologists Special Publication 17, pp. 53-110. Nixon, G.T., Hammack, J.L., Ash, C.H., Cabri, L.J., Case, G., Connelly, J.N., Heaman, L.M., Laflamme, J.H. G., Nuttall, C, Paterson, W.P.E. and Wong, R.H., 1997, Geology and platinum-group-element mineralization of Alaskan-type ultramafic-mafic complexes in British Columbia; B.C. Ministry of Employment and Investment, Bulletin 93, 141 pages Panteleyev, A., 1995, Porphyry Cu-Au - Alkalic (model L03). In: Lefebure, D.V., and Ray, G.E. (Eds.), Selected British Columbia Mineral Deposit Profiles, vol. 1 - Metallics and coal: British Columbia Ministry of Energy of Employment and Investment, Energy and Minerals Division, Open File 1995-20, p. 83-86. Placer Dome Inc., 1991, Mt. Milligan Project, Pre-feasibility Study, six volumes, Placer Dome Inc. internal report. Rebagliati, C. M., 1987, 1986-1987 Summary Report, Mt. Milligan Property, Unpublished Lincoln Resources Inc company report. Rebagliati, C. M., 1988, Assessment Report on the Mt. Milligan Property, Omineca Mining Division. Prepared for Lincoln Resources Inc. and BP Resources Canada Inc. British Columbia Geological Branch Assessment Report 16966, 155 p. Richards, J. P., Boyce, A. J., and Pringle, M. S., 2001, Geological evolution of the Escondida area, northern Chile: A model for spatial and temporal localization of porphyry Cu mineralization: Economic Geology, v. 96, pp. 271- 305. Schiarizza, P. (2004): Geology and mineral occurrences of Quesnel Terrane, Kliyul Creek to Johanson Lake (94D/8,9); in Geological Fieldwork 2003, BC Ministry of Energy and Mines, Paper 2004-1, pages 83–100. Schiarizza, P. and Boulton, A., 2006, Geology and mineral occurrences of the Quesnel Terrane, Canim Lake Area (NTS 09P/15), south-central British Columbia. In: Geological Fieldwork 2005, British Columbia Ministry of Energy, Mines and Petroleum Resources, British Columbia Geological Survey Paper 2006-1, p. 163-184. Shaban, A. and Barnett, W., 2019, Structural Study and 3-D Model of the Mount Milligan, British Columbia, Canada; unpublished report prepared by SRK Consulting Inc., 40 pp. Sketchley, D.A., Rebagliati, C.M., Delong, C., 1995, Geology, alteration and zoning patterns of the Mt. Milligan copper-gold deposit: Canadian Institute of Mining and Metallurgy, Special Vol. 46, p. 650-665. Sillitoe, R. H., 2010. Porphyry Copper Systems. Economic Geology, 105, pp. 3-41. Sketchley, D. A., Nowak, M. and Verly, G., 1996, Mt. Milligan Project Evaluation – Volume 1 – Geology, Placer Dome Canada Limited internal report.

TECHNICAL REPORT ON THE MOUNT MILLIGAN MINE Effective Date: June 30, 2025 Page 27-4 Staples, R. D., 2009. Thermotectonic evolution of the Wolverine metamorphic complex, British Columbia: limitations on the use of combined ion exchange and net-transfer reaction geothermobarometry at upper amphibolite-facies metamorphism. Master of Science thesis, Simon Fraser University, 125 pp. Wardrop, 2009, Feasibility Update Study Mt. Milligan Property - Northern BC: Prepared for Terrane Metals Corp., 481 p. Westra, G., and Keith S.B. 1981. Classification and genesis of stockwork molybdenum deposits. Economic Geology, 76, pp. 844-873.

TECHNICAL REPORT ON THE MOUNT MILLIGAN MINE Effective Date: June 30, 2025 Page 28-1 28 GLOSSARY OF UNITS, ABBREVIATIONS, AND SYMBOLS 28.1 GLOSSARY OF UNITS Symbol Definition ” seconds (geographic) ' foot/feet ‘ minutes (geographic) " inches # number % percent / per < less than > greater than µm micrometer (micron) a annum (year) Å angstroms asl above sea level BQ 36.5 mm diameter core c. circa d day d/wk days per week dmt dry metric tonne fineness parts per thousand of gold in an alloy ft feet g gram g/cm3 grams per cubic centimetre g/dmt grams per dry metric tonne g/m3 grams per cubic metre Ga billion years ago ha hectares HP horsepower HQ 63.5-mm diameter core kg/m3 kilograms per cubic metre kL kilolitres km kilometre km2 square kilometres koz thousand ounces kton thousand tonnes kV kilovolt kVA kilovolt–ampere kW kilowatt kWh kilowatt hour kWh/t kilowatt hours per tonne

TECHNICAL REPORT ON THE MOUNT MILLIGAN MINE Effective Date: June 30, 2025 Page 28-2 Symbol Definition lb pound M million(s) m metres m3 cubic metres m3/hr cubic metres per hour Ma million years ago Mesh size based on the number of openings in one inch of screen mg/L milligrams per litre mi mile/miles Mlb million pounds Mm million metres Mm3 million cubic metres mm millimetres Moz million ounces mRL metres relative level Mt million tonnes MW megawatts NQ/NQ2 47.6 mm size core º degrees ºC degrees Celsius oz ounce/ounces (Troy ounce) P Passing, i.e. % passing through a screen pH measure of the acidity or alkalinity of a solution pop population ppb parts per billion ppm parts per million PQ 85 mm diameter core t metric tonne t/yr tonnes per annum (tonnes per year) tpd tonnes per day tph tonnes per hour tpod tonnes per operating day t/m3 tonnes per cubic metre TDS total dissolved solids TSS total suspended solids µm micrometres wt% weight percent

TECHNICAL REPORT ON THE MOUNT MILLIGAN MINE Effective Date: June 30, 2025 Page 28-3 28.2 GLOSSARY OF ABBREVIATIONS Abbreviation Definition ® registered name AAS atomic absorption spectroscopy AC aircore Amdel Amdel Laboratory ANC acid-neutralizing capacity ANP acid-neutralizing potential ARD acid-rock drainage AuAA cyanide-soluble gold AuEq gold equivalent AuFA fire assay AuPR preg-rob gold AuSF screen fire assay BFA bench face angle BLEG bulk leach extractable gold BLM US Bureau of Land Management BMCO breakeven mill cut-off BSCO breakeven stockpile cut-off CA Canadian CA$ Canadian Dollar C.P.G. Certified Professional Geologist capex capital expenditure CAF cost adjustment factor Centerra Centerra Gold Inc. Centerra 2022 NI 43-101 Technical Report on Mineral Resources and Mineral Reserves, Effective date December 2021 CER Consultative Environmental Review CIL carbon-in-leach CIM Canadian Institute of Mining, Metallurgy and Petroleum CNwad Weak acid-dissociable cyanide COS coarse ore stockpile CRF capital recovery factor CRM certified reference material CST cleaner scavenger tailings CTOT Total carbon Cu Eq copper equivalent CuCN cyanide-soluble copper E east EDA exploratory data analysis EIA Environmental Impact Assessment EIS Environmental Impact Statement EOM end of month EOY end of year ENV BC Ministry of Environment and Parks

TECHNICAL REPORT ON THE MOUNT MILLIGAN MINE Effective Date: June 30, 2025 Page 28-4 Abbreviation Definition EPA Environmental Protection Authority ERMP Environmental Review and Management Program FAusIMM Fellow of the Australasian Institute of Mining and Metallurgy FS feasibility study GAAP Generally Accepted Accounting Principles GN mine grid north GPS global positioning system GRG gravity recovery gold H horizontal HC high capacity HPGR high pressure grinding rolls HSRC Health, Safety and Reclamation Code for Mines in BC ICP inductively-coupled plasma ICP-AES inductively-coupled plasma atomic emission spectroscopy ICP-MS inductively-coupled plasma mass spectrometry ICP-OES inductively-coupled plasma optical emission spectrometry IP induced polarisation IRA inter-ramp slope angle IW Impacted Water JCR joint condition rating KV kriging variance L–G Lerchs–Grossman LC low capacity LOA length overall LOM life-of-mine LSK large-scale kinetic MAIG Member of Australian Institute of Geoscientists MAusIMM Member of the Australasian Institute of Mining and Metallurgy MCM BC Ministry of Mining and Critical Minerals MIK multiple-indicator kriging MMSA Mining and Metallurgical Society of America MN magnetic north MPA maximum potential acidity MRF Mine Rehabilitation Fund MSE mean squared error MWMS mine water management system MWMT meteoric water mobility testing N north NAG net acid generation/net acid generating NAPP net acid-producing potential NI 43-101 Canadian National Instrument 43-101 “Standards of Disclosure for Mineral Projects” NOI Notice of Intent NN nearest-neighbor NNP net neutralizing potential

TECHNICAL REPORT ON THE MOUNT MILLIGAN MINE Effective Date: June 30, 2025 Page 28-5 Abbreviation Definition NPV net present value NSR net smelter return NW northwest OK ordinary kriging opex operating expenditure P.Eng. Professional Engineer (CAN) P.E. Professional Engineer (US) P.Geol Professional Geologist (CAN) P.G. Professional Geologist (US) PAG potentially acid-generating PFS pre-feasibility study PLI point load index PSI pounds per square inch QA/QC quality assurance and quality control QLT quick leach test QP Qualified Person RAB rotary air blast RC reverse circulation RDA Residue Disposal Area RF revenue factor RMR rock mass rating ROM run-of-mine RPL Environmental Monitoring Plan RQD rock quality designation S south SAG semi-autogenous grind S&ER Sustainability and External Relations SE southeast SEDAR+ System for Electronic Document Analysis and Retrieval (Canada) SEIS Supplemental Environmental Impact Statement SG specific gravity SME The Society for Mining, Metallurgy & Exploration SME-RM Registered Member of The Society for Mining, Metallurgy & Exploration SMU selective mining unit SPET State Plane East Truncated, Local Mine Grid SRM standard reference material SS sulfide sulphur ST scavenger tailings STOT Total sulphur SX-EW solvent extraction–electrowinning TCM Thompson Creek Metals Company Inc. TF tonnage factor TN true north Topo topography centerragold
TECHNICAL REPORT ON THE MOUNT MILLIGAN MINE

Abbreviation	Definition
TSF	tailings storage facility
UC	uniform conditioning
UG	underground
US	United States
V	vertical
US$	United States dollar(s)
VWP	vibrating wire piezometer
W	west
WD	waste dump
WDX	waste dump expansion
WRSF	waste rock storage facility

28.3 GLOSSARY OF SYMBOLS

Symbol	Element
Ag	silver
Al	aluminum
As	arsenic
Au	gold
B	boron
Ba	barium
Be	beryllium
Bi	bismuth
C	carbon
Ca	calcium
$CaCO_3$	calcium carbonate
CaO	calcium oxide
$CaSO_4 \cdot 2H_2O$	calcium sulfide dihydrate
Cd	cadmium
Ce	cerium
Cl	chlorine
CN	cyanide
CO	carbon monoxide
Co	cobalt
Cr	chromium
Cs	cesium
Cu	copper
Fe	iron
FeOx	iron oxides
Ga	gallium
Ge	germanium
H	hydrogen
Hf	hafnium
Hg	mercury
In	indium
K	potassium
La	lanthanum

Effective Date: June 30, 2025 Page 28-6

centerragold
TECHNICAL REPORT ON THE MOUNT MILLIGAN MINE

Symbol	Element
Li	lithium
Mg	magnesium
Mn	manganese
$Mn(OH)_2$	manganous hydroxide
MnO_2	manganese dioxide
Mo	molybdenum
N	nitrogen
Na	sodium
Nb	niobium
NH_3	ammonia
Ni	nickel
NOx	nitrogen oxide compounds
O_2	oxygen
P	phosphorus
Pb	lead
Pd	palladium
Pt	platinum
Rb	rubidium
Re	rhenium
S	sulphur
Sb	antimony
Sc	scandium
Se	selenium

Effective Date: June 30, 2025 Page 28-7